

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

(Mark One)
[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009
or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to __________

Commission File Number: 001-14461

# Entercom Communications Corp.

(Exact name of registrant as specified in its charter)

| **Pennsylvania** | **23-1701044** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**401 City Avenue, Suite 809**
**Bala Cynwyd, Pennsylvania 19004**
(Address of principal executive offices and zip code)

**(610) 660-5610**
(Registrant's telephone number, including area code)

**SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:**

| Title of each class | Name of exchange on which registered |
|---|---|
| Class A Common Stock, par value $.01 per share | New York Stock Exchange |

**SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:**
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes [ ] No [√]**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. **Yes [ ] No [√]**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. **Yes [√] No [ ]**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **Yes [ ] No [ ]**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [√]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
**Large accelerated filer [ ]** **Accelerated filer [ ]** **Non-accelerated filer [√]**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **Yes [ ] No [√]**

As of February 28, 2010, the aggregate market value of the Class A common stock held by non-affiliates of the registrant was $36,873,196 based on the June 30, 2009 closing price of $1.53 on the New York Stock Exchange on such date.

Class A common stock, $0.01 par value 29,675,448 Shares Outstanding as of February 28, 2010 (Class A Shares Outstanding includes 1,575,891 unvested and vested but deferred restricted stock units).

Class B common stock, $0.01 par value 7,457,532 Shares Outstanding as of February 28, 2010.

## DOCUMENTS INCORPORATED BY REFERENCE

Certain information in the registrant's Definitive Proxy Statement for its 2010 Annual Meeting of Shareholders, pursuant to Regulation 14A, is incorporated by reference in Part III of this report, which will be filed with the Securities and Exchange Commission no later than April 30, 2010.

TABLE OF CONTENTS


| | | Page |
|---|---|---|
| PART I | | |
| Item 1. | Business | 1 |
| Item 1A. | Risk Factors | 7 |
| Item 1B. | Unresolved Staff Comments | 12 |
| Item 2. | Properties | 12 |
| Item 3. | Legal Proceedings | 13 |
| Item 4. | [Reserved] | 14 |
| PART II | | |
| Item 5. | Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities | 14 |
| Item 6. | Selected Financial Data | 18 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 21 |
| Item 7A. | Quantitative and Qualitative Disclosures about Market Risk | 43 |
| Item 8. | Financial Statements and Supplementary Data | 44 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 44 |
| Item 9A. | Controls and Procedures | 44 |
| Item 9B. | Other Information | 45 |
| PART III | | |
| Item 10. | Directors, Executive Officers and Corporate Governance | 46 |
| Item 11. | Executive Compensation | 46 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters | 46 |
| Item 13. | Certain Relationships and Related Transactions and Director Independence | 46 |
| Item 14. | Principal Accounting Fees and Services | 46 |
| PART IV | | |
| Item 15. | Exhibits, Financial Statement Schedules | 47 |
| Signatures | | 117 |

## CERTAIN DEFINITIONS

Unless the context requires otherwise, all references in this report to "Entercom," "we," "us," "our" and similar terms refer to Entercom Communications Corp. and its consolidated subsidiaries, which would include any variable interest entities that are required to be consolidated under accounting guidance.

## NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains, in addition to historical information, statements by us with regard to our expectations as to financial results and other aspects of our business that involve risks and uncertainties and may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended.

Forward-looking statements, including certain pro forma information, are presented for illustrative purposes only and reflect our current expectations concerning future results and events. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws including, without limitation, any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

You can identify forward-looking statements by our use of words such as "anticipates," "believes," "continues," "expects," "intends," "likely," "may," "opportunity," "plans," "potential," "project," "will" and similar expressions which identify forward-looking statements, whether in the negative or the affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. These forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond our control, which could cause actual results to differ materially from those forecasted or anticipated in such forward-looking statements. These risks, uncertainties and factors include, but are not limited to, the factors described in Part I, Item 1A, "Risk Factors."

The pro forma information reflects adjustments and is presented for comparative purposes only and does not purport to be indicative of what has occurred or indicative of future operating results or financial position.

You should not place undue reliance on these forward-looking statements, which reflect our view only as of the date of this report. We undertake no obligation to update these statements or publicly release the result of any revision(s) to these statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

## PART I

## ITEM 1. BUSINESS

We are one of the five largest radio broadcasting companies in the United States with a nationwide portfolio in excess of 100 stations in 23 markets, including San Francisco, Boston, Seattle, Denver, Portland, Sacramento and Kansas City. We were organized in 1968 as a Pennsylvania corporation.

### Our Strategy

Our strategy focuses on providing compelling content in the communities we serve to enable us to offer our advertisers an effective marketing platform to reach a large targeted local audience. The principal components of our strategy are to: (i) build strongly-branded radio stations; (ii) develop market leading station clusters; (iii) focus on creating effective integrated marketing solutions for our customers that incorporate our audio, digital and experiential assets; and (iv) recruit, develop, motivate and retain superior employees.

### Source Of Revenue

The primary source of revenues for our radio stations is the sale of advertising time to local, regional and national spot advertisers and national network advertisers. A station's local sales staff generates the majority of its local and regional advertising sales through direct solicitations of local advertising agencies and businesses. We retain a national representation firm to sell national spot commercial airtime on our stations to advertisers outside of our local markets. National spot radio advertising typically accounts for approximately 20% of a radio station's revenues. A growing source of revenues is from station websites and streaming audio which allow for enhanced audience interaction and participation as well as integrated advertising.

We believe that radio is an efficient and effective means of reaching specifically identified demographic groups. Our stations are typically classified by their format, such as news, talk, classic rock, adult contemporary, alternative, country and jazz, among others. A station's format enables it to target specific segments of listeners sharing certain demographics. Advertisers and stations use data published by audience measuring services to estimate how many people within particular geographical markets and demographics listen to specific stations. Our geographically and demographically diverse portfolio of radio stations allows us to deliver targeted messages to specific audiences for advertisers on a local, regional and national basis.

### Competition

The radio broadcasting industry is highly competitive. Our stations compete for listeners and advertising revenue with other radio stations within their respective markets. In addition, our stations compete for audiences and advertising revenues with other media such as: broadcast and cable television, newspapers and magazines, outdoor advertising, direct mail, yellow pages, Internet, satellite radio, wireless media alternatives, cellular phones and other forms of advertisement.

The following are some of the factors that are important to a radio station's competitive position: (i) audience ratings; (ii) program content; (iii) management talent and expertise; (iv) sales talent and expertise; (v) audience characteristics; (vi) signal strength; and (vii) the number and characteristics of other radio stations and other advertising media in the market area. We work to improve our competitive position through promotional campaigns aimed at the demographic groups targeted by our stations and sales efforts designed to attract advertisers. Radio station operators are subject to the possibility of another station changing programming formats to compete directly for listeners and advertisers.

We believe owning multiple radio stations in a market allows us to provide our listeners with a more diverse programming selection and a more efficient means for our advertisers to reach those listeners. By owning multiple stations in a market, we are also able to operate our stations with more highly skilled local management teams and eliminate duplicative operating and overhead expenses.

## Our Radio Stations

We operate with a nationwide portfolio of 23 markets, including San Francisco, Boston, Seattle, Denver, Portland, Sacramento, Kansas City, Indianapolis, Milwaukee, Austin, Norfolk, Buffalo, New Orleans, Memphis, Providence, Greensboro, Greenville/Spartanburg, Rochester, Madison, Wichita, Wilkes-Barre/Scranton, Springfield (MA) and Gainesville/Ocala.

## Federal Regulation Of Radio Broadcasting

***Overview.*** The radio broadcasting industry is subject to extensive and changing regulation of, among other things, ownership limitations, program content, advertising content, technical operations and business and employment practices. The ownership, operation and sale of radio stations are subject to the jurisdiction of the Federal Communications Commission ("FCC") pursuant to the Communications Act of 1934, as amended (the "Communications Act"). Among other things, the FCC: (i) assigns frequency bands for broadcasting; (ii) determines the particular frequencies, locations, operating power, and other technical parameters of stations; (iii) issues, renews, revokes and modifies station licenses; (iv) determines whether to approve changes in ownership or control of station licenses; (v) regulates equipment used by radio stations; (vi) adopts and implements regulations and policies which directly affect the ownership, operation and business and employment practices of stations; and (vii) regulates certain aspects of other electronic media which compete with the broadcast industry.

The following is a brief summary of certain provisions of the Communications Act and of certain specific FCC regulations and policies. This summary is not a comprehensive listing of all of the regulations and policies affecting radio stations. For further information concerning the nature and extent of federal regulation of radio stations, you should refer to the Communications Act, FCC rules and FCC public notices and rulings.

***FCC Licenses.*** The operation of a radio broadcast station requires a license from the FCC. Certain of our subsidiaries hold the FCC licenses for our stations. The number of radio stations that can operate in a given area or market is limited by the number of AM frequencies permitted to serve a given area and the number of FM frequencies allotted by the FCC to communities in an area or market, based upon considerations of interference to and from other operating or authorized stations. The FCC's multiple ownership rules further limit the number of stations serving the same area that may be owned or controlled by a single individual or entity.

There is no national limit on the number of radio stations that a single entity may own. Radio station ownership is regulated by rules applicable to the number of stations that may be owned in common in an individual local radio market. The FCC ownership rules define a "local radio market" as comprising all radio stations, both commercial and non-commercial, which are included within a designated Arbitron market or, for stations located outside of Arbitron markets, all stations which have certain overlapping signal contours. Digital radio channels authorized for AM and FM stations do not count as separate "stations" for purposes of the ownership limitations. The radio ownership rules limit the number of radio stations that can be owned by a single individual or entity in a local radio market as follows:

- in markets with 45 or more commercial and non-commercial radio stations, ownership is limited to eight commercial stations, no more than five of which can be in the same service (that is, AM or FM);
- in markets with 30 to 44 commercial and non-commercial radio stations, ownership is limited to seven commercial stations, no more than four of which can be in the same service;
- in markets with 15 to 29 commercial and non-commercial radio stations, ownership is limited to six commercial stations, no more than four of which can be in the same service; and
- in markets with 14 or fewer commercial and non-commercial radio stations, ownership is limited to the fewer of five commercial stations or not more than 50% of stations in the market, and no more than three of the stations can be in the same service.

Since the number of stations in a local market may fluctuate from time to time, the number of stations that can be owned by a single individual or entity in a given market can vary over time. Once the FCC approves the ownership of a cluster of stations in a market, that owner may continue to hold those stations under the

"grandfathering" policies, despite a decrease in the number of stations in the market. Market clusters, such as our stations in Greenville, Kansas City and Wilkes-Barre/Scranton, which had been licensed under the former ownership rules but may exceed the ownership limits when applying the Arbitron-based market standard of the present rule, are considered to be "grandfathered." If, at the time of a proposed future transaction, a cluster does not comply with the multiple ownership limitations based upon the number of stations then present in the market, the entire cluster cannot be transferred intact to a single party unless the purchaser qualifies as an "eligible entity" under specified small business standards and meets certain control tests, or the purchaser promises to file within 12 months following consummation an application to assign the "excess" stations in the market to an eligible entity or to an irrevocable divestiture trust for ultimate assignment of such stations to an eligible entity.

***Classifications***. AM stations are classified as Class A, B, C or D depending on the type of channel and size and nature of the area they are designed to serve. Class A stations operate on an unlimited time basis and are designed to render primary and secondary service over an extended area. Class B stations operate on an unlimited time basis and are designed to render service only over a primary service area. Class C stations operate on a local channel and are designed to render service only over a primary service area that may be reduced as a consequence of interference. Class D stations operate either during daytime hours only, during limited times only or on an unlimited time basis with low nighttime power.

The class of an FM station determines the minimum and maximum facilities requirements. Some FM class designations depend upon the geographic zone in which the transmitter site of the FM station is located. In general, commercial FM stations are classified in order of increasing maximum power and antenna height, as follows: Class A, B1, C3, B, C2, C1, C0 and C. Under certain circumstances, Class C FM stations that do not meet the minimum antenna height requirements are subject to an involuntary downgrade to Class C0 to correspond to the existing operating characteristics of the station.

***Multiple Ownership Rules***. The Communications Act imposes specific limits on the number of commercial radio stations an individual or entity can own in a single market. FCC rules and regulations implement these limitations. On June 2, 2003, the FCC adopted new ownership rules following a comprehensive review of its ownership regulations. The ownership rules adopted in 2003 included: (i) new cross-media limits that in certain markets eliminated the newspaper-broadcast cross-ownership ban and altered the television-radio cross-ownership limitations; and (ii) regulations that revised the manner in which the radio numeric ownership limitations were to be applied, substituting where available geographic markets as determined by Arbitron in place of the former standard and, in areas outside of Arbitron markets, the relevant radio market for purposes of the rules remained determined by overlap of specified signal contours. The former standard was based on certain overlapping signal contours.

The 2003 ownership rules were appealed to the U.S. Court of Appeals for the Third Circuit, which imposed a stay of the rules with the exception that the court allowed: (a) the use of Arbitron markets to define local radio markets where available; (b) the inclusion of non-commercial radio stations in determining the number of stations in a radio market; (c) the attribution of joint sales agreements with in-market stations; and (d) the limitations on the transfers of non-compliant ownership clusters. On December 18, 2007, the FCC adopted an order that modified only the newspaper/broadcast cross-ownership rule to adopt a rebuttable presumption permitting the cross-ownership of one newspaper and one television or radio station in the top 20 television markets under certain circumstances, and establishing a waiver procedure applicable to such combinations in smaller markets. The FCC declined to make changes to any other broadcast ownership rules, and retained the rules as then in effect. This decision was also appealed to the Third Circuit Court of Appeals. The FCC has advised the Court that the December 2007 decision may not represent the majority view of the current Commission, and asked the Court to defer further proceedings contemplated before the FCC. The Court has recently requested that the FCC show cause why the stay of the newspaper/broadcast cross-ownership rule, as adopted in December 2007, should not be lifted and the appeals heard. At this time, the FCC's decision remains subject to both administrative and judicial appeals.

As presently applied, the FCC's newspaper-broadcast cross-ownership rules impose limitations on the circumstances under which the same party may own a broadcast station and a daily newspaper in the same geographic market, as described above. The FCC's radio-television cross-ownership rules limit the number of radio stations that a local owner of television stations may hold. We own no television stations or daily newspapers, but, to the extent these limitations continue to be enforced, these cross-media rules may limit the prospective buyers in the market of any stations we may wish to sell.

**Ownership Attribution**. In the application of the ownership limitations, the FCC generally only considers "attributable" ownership interests. Attributable interests generally include: (i) equity and debt interests which when combined exceed 33% of a licensee's or other media's total asset value, if the interest holder supplies

more than 15% of a station's total weekly programming or has an attributable interest in any same-market media (television, radio, cable or newspaper), with a higher threshold in the case of investments in certain "eligible entities" acquiring broadcast stations; (ii) a 5% or greater direct or indirect voting stock interest, including certain interests held in trust, unless the holder is a qualified passive investor, in which case the threshold is a 20% or greater voting stock interest; (iii) any equity interest in a limited liability company or a partnership, including a limited partnership, unless properly "insulated" from management activities; and (iv) any position as an officer or director of a licensee or of its direct or indirect parent.

The FCC also considers the provision by the owner of one radio station of more than 15% of hours of weekly programming or the sale of more than 15% of the weekly advertising of another radio station serving substantially the same area under agreements commonly referred to as time brokerage or joint sales agreements, or otherwise, to represent an attributable interest of the party providing the programming or selling the advertising even though the ownership of the station broadcasting the programming or the advertising is distinct from that of the provider. In instances, as in our case, where there is a "single majority voting shareholder," voting stock interests held by other owners in excess of the five percent standard described above are considered to be non-attributable. This exemption remains in effect, but has been under review by the FCC for a number of years.

***Alien Ownership Rules.*** The Communications Act prohibits the issuance to or holding of broadcast licenses by foreign governments or aliens, non-U.S. citizens, whether individuals or entities, including any interest in a corporation which holds a broadcast license if more than 20% of the capital stock is owned or voted by aliens. In addition, the FCC may prohibit any corporation from holding a broadcast license if the corporation is directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by aliens if the FCC finds that the prohibition is in the public interest. Our articles of incorporation prohibit the ownership, voting and transfer of our capital stock in violation of the FCC restrictions, and prohibit the issuance of capital stock or the voting rights such capital stock represents to or for the account of aliens or corporations otherwise subject to control by aliens in excess of the FCC limits.

***License Renewal.*** The licenses issued by the FCC for radio stations are renewable authorizations that are ordinarily granted for an eight year term, which is standardized for all stations in a particular state. A station may continue to operate beyond the expiration date of its license if a timely filed license renewal application is pending. During the periods when a renewal application is pending, informal objections to and petitions to deny the renewal application can be filed by interested parties, including members of the public, on a variety of grounds. The FCC is required to renew a broadcast station license if the FCC finds that the station has served the public interest, convenience and necessity; there have been no serious violations by the licensee of the Communications Act or the FCC's rules and regulations; and there have been no other violations by the licensee of the Communications Act or the FCC's rules and regulations that, taken together, constitute a pattern of abuse. In a pending rule-making proceeding, the FCC has sought comments on the adoption of processing guidelines for renewal applications regarding a station's locally-oriented programming performance. The effect of whether and to what extent any such requirements are ultimately adopted and become effective cannot currently be determined.

If a challenge is filed against a renewal application, and, as a result of an evidentiary hearing, the FCC determines that the licensee has failed to meet certain fundamental requirements and that no mitigating factors justify the imposition of a lesser sanction, the FCC may deny a license renewal application. Historically, FCC licenses have generally been renewed. A petition to deny the renewal applications of all of our Sacramento radio stations has been filed and is pending, and the renewal applications of certain other stations remain pending due to listener complaints. Subject to the resolution of open FCC inquiries, we have no reason to believe that our licenses will not continue to be renewed in the ordinary course, although there can be no assurance to that effect. The non-renewal of one or more of our licenses could have a material adverse effect on our business.

***Transfer Or Assignment Of Licenses.*** The Communications Act prohibits the assignment of broadcast licenses or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant such approval, the FCC considers a number of factors pertaining to the existing licensee and the proposed licensee, including:

- compliance with the various rules limiting common ownership of media properties in a given market;
- the "character" of the proposed licensee; and

- compliance with the Communications Act's limitations on alien ownership as well as compliance with other FCC regulations and policies.

To obtain FCC consent for the assignment or transfer of control of a broadcast license, appropriate applications must be filed with the FCC. Interested parties may file objections or petitions to deny such applications. When evaluating an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by assignment or transfer of the broadcast license to any party other than the one specified in the application. No assignment or transfer application will be granted for any station by the FCC while a renewal application is pending for the station. Once an assignment or transfer application is granted, interested parties have 30 days following public notice of the grant to seek reconsideration of that grant. The FCC usually has an additional ten days within which to set aside the grant on its own motion. The Communications Act permits certain court appeals of a contested grant as well.

***Programming And Operation.*** The Communications Act requires broadcasters to serve the "public interest." A licensee is required to present programming that is responsive to issues in the station's community of license and to maintain records demonstrating this responsiveness. The FCC regulates, among other things, political advertising; sponsorship identification; the advertisement of contests and lotteries; the conduct of station-run contests; obscene, indecent and profane broadcasts; certain employment practices; and certain technical operation requirements, including limits on human exposure to radio-frequency radiation. The FCC considers complaints from listeners concerning a station's public service programming, employment practices, or other operational issues when processing a renewal application filed by a station, but the FCC may consider complaints at any time and may impose fines or take other action for violations of the FCC's rules separate from its action on a renewal application.

In recent years, the FCC has received an increasing number of complaints alleging that broadcast stations have carried indecent programming at times when children may be in the audience, in violation of federal criminal law and the FCC's policies which prohibit programming that is deemed to be indecent or profane under FCC decisions and is broadcast during the period between 6:00 am and 10:00 pm; the period between 10:00 pm through 6:00 am is considered to be a "safe harbor" period and less stringent standards apply to programming carried then. FCC regulations prohibit the broadcast of obscene material at any time. The FCC has greatly intensified its enforcement activities with respect to programming which it considers indecent or profane, including: (i) adopting rules to implement the statutory increase in the maximum fine which may be assessed for the broadcast of indecent or profane programming to $325,000 for a single violation, up to a maximum of $3,000,000 for a continuing violation; (ii) imposing fines on a per utterance basis instead of the imposition of a single fine for an entire program; and (iii) repeatedly warning broadcasters that future "serious" violations may result in the commencement of license revocation proceedings. There are a number of outstanding indecency proceedings in which we are defending our stations' conduct, and there may be other complaints of this nature which have been submitted to the FCC of which we have not yet been notified.

In April 2009, the U.S. Supreme Court reversed a decision of the U.S. Court of Appeals for the Second Circuit involving certain aspects of the FCC's indecency rules, upholding the FCC's policies under standards of administrative law, but remanding the case to the Second Circuit for the development of a full record on the constitutional challenge to the rules. In a case involving a separate aspect of the FCC's indecency rules, the U.S. Court of Appeals for the Third Circuit reversed the FCC's finding of indecency and, after the FCC sought review, the U.S. Supreme Court summarily remanded that decision without opinion to the Third Circuit for reconsideration in light of the reversal and remand of the Second Circuit case. Both cases were argued in 2010. For further discussion, please refer to Part I, Item 3, "Legal Proceedings," and to the risk factors described in Part I, Item 1A, "Risk Factors."

The Communications Act and the FCC rules require that, when it is not evident from the content that any money, goods, services or other valuable consideration has been paid or promised to a station or an employee for the broadcast of certain programming, appropriate sponsorship identification announcement(s) must be given. Following inquiries initiated by the FCC into sponsorship identification practices at several media companies, including us, we and other media companies entered into consent decrees pursuant to which we have adopted certain policies and procedures regarding our relationships with record labels and artists concerning the broadcast of music on our stations. We admitted no violations of any FCC rules in connection with the investigation, and the FCC found none. We have also entered into a consent judgment terminating a lawsuit brought by the New York Attorney General in which we agreed to adopt a number of business reforms and practices in the future and to make a payment to a non-profit organization to support music education and appreciation. We admitted no liability in this action, and the court found none. The FCC has under consideration rule-making proceedings concerning other sponsorship

identification issues, such as product placement. We cannot determine if any new regulations will ultimately be adopted, and if adopted, what effect such regulations may have on our operations.

The FCC rules prohibit employment discrimination by broadcast stations on the basis of race, religion, color, national origin and gender. These rules require broadcasters generally to: (i) refrain from discrimination in hiring and promotion; (ii) widely disseminate information about all full-time job openings to all segments of the community to ensure that all qualified applicants have sufficient opportunity to apply for the job; (iii) send job vacancy announcements to recruitment organizations and others in the community indicating an interest in all or some vacancies at the station; and (iv) implement a number of specific recruitment outreach efforts, such as job fairs, internship programs, and interaction with educational and community groups from among a menu of approaches itemized by the FCC. The applicability of these policies to part-time employment opportunities is the subject of a pending further rule-making proceeding. In addition, the FCC bars discrimination with regard to race or gender in station transactions and has other rules designed to enhance the diversification of station ownership.

The FCC has rules which concern the manner in which on-air contests conducted by a station are announced and conducted, requiring in general that the material rules and terms of the contest be broadcast periodically and that the contest be conducted substantially as announced. The FCC has a pending investigation into a contest at one of our stations (see Item 3, "Legal Proceedings," for further discussion). We are cooperating in this investigation. In addition, a civil lawsuit arising from this incident has been resolved.

The FCC has adopted procedures that in general require the auction of broadcast spectrum in circumstances when two or more parties have applications for new radio facilities or when applications propose major changes that are mutually exclusive. Such procedures may limit our efforts to build new stations, or to modify or expand the broadcast signals of our existing stations.

***Enforcement Authority***. The FCC has the power to impose penalties for violations of its rules under the Communications Act, including the imposition of monetary fines, the issuance of short-term licenses, the imposition of a condition on the renewal of a license, the denial of authority to acquire new stations, and the revocation of operating authority. The maximum fine for a single violation of the FCC's rules (other than indecency rules) is currently $37,500. The maximum fine for a violation of the FCC's indecency rules is $325,000 for each violation or each day of a continuing violation, with a maximum fine of up to $3,000,000 for a continuing violation.

***Proposed And Recent Changes***. Congress, the FCC, and other federal agencies are considering or may in the future consider and adopt new laws, regulations and policies regarding a wide variety of matters that could: (1) affect, directly or indirectly, the operation, ownership and profitability of our radio stations; (2) result in the loss of audience share and advertising revenues for our radio stations; and (3) affect our ability to acquire additional radio stations or to finance those acquisitions. We cannot predict what other matters may be proposed or considered by the FCC or Congress, and we are unable to determine what effect, if any, the adoption of any such restrictions or limitations may have on our operations.

***Federal Antitrust Laws***. The federal agencies responsible for enforcing the federal antitrust laws, the Federal Trade Commission and the Department of Justice, may investigate certain acquisitions. For an acquisition meeting certain size thresholds, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 requires the parties to file Notification and Report Forms with the Federal Trade Commission and the Department of Justice and to observe specified waiting-period requirements before consummating the acquisition.

**HD Radio®**

The Federal Communications Commission selected In-Band On-Channel™ ("IBOC") as the exclusive technology for introduction of terrestrial digital operations by AM and FM radio stations. The technology, developed by iBiquity Digital Corporation, is also known as "HD Radio®." We have a minority equity interest in iBiquity. We currently utilize HD Radio® digital technology on most of our FM stations. We are also a founding member of the HD Digital Radio Alliance Association, which was formed to promote and develop HD Radio® and its digital multicast operations. The advantages of digital audio broadcasting over traditional analog broadcasting technology include improved sound quality, additional channels and the ability to offer a greater variety of auxiliary services. HD Radio® technology permits a station to transmit radio programming in both analog and digital formats.

**Employees**

As of March 1, 2010, we had a staff of approximately 1,560 full-time employees and 750 part-time employees. With respect to certain of our stations in our Kansas City and San Francisco markets, we are a party to collective bargaining agreements with the American Federation of Television and Radio Artists. Approximately 19 employees are represented by these collective bargaining agreements. We believe that our relations with our employees are good.

**Corporate Governance**

*Code Of Business Conduct And Ethics.* We have adopted a Code of Business Conduct and Ethics that applies to each of our employees including our principal executive officers and senior members of our finance department. Our Code of Business Conduct and Ethics can be found on the "Investors" tab / "Governance" sub-page of our website located at www.entercom.com.

*Board Committee Charters.* Each of our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee has a committee charter as required by the rules of the New York Stock Exchange. These committee charters can be found on the "Investors" tab / "Governance" sub-page of our website located at www.entercom.com.

*Corporate Governance Guidelines.* New York Stock Exchange rules require our Board of Directors to establish certain Corporate Governance Guidelines. These guidelines can be found on the "Investors" tab / "Governance" sub-page of our website located at www.entercom.com.

**Environmental Compliance**

As the owner, lessee or operator of various real properties and facilities, we are subject to various federal, state and local environmental laws and regulations. Historically, compliance with these laws and regulations has not had a material adverse effect on our business. There can be no assurance, however, that compliance with existing or new environmental laws and regulations will not require us to make significant expenditures of funds.

**Seasonality**

Seasonal revenue fluctuations are common in the radio broadcasting industry and are due primarily to fluctuations in advertising expenditures. Our revenues are typically lowest in the first calendar quarter.

**Internet Address And Internet Access To Periodic And Current Reports**

You can find more information about us at our Internet website located at www.entercom.com. Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports are available free of charge through our Internet website as soon as reasonably practicable after we electronically file such material with the Securities and Exchange Commission (the "SEC"). We will also provide a copy of our annual report on Form 10-K upon any written request.

## ITEM 1A. RISK FACTORS

Many statements contained in this report are forward-looking in nature (see Note Regarding Forward-Looking Statements at the beginning of this Form 10-K). These statements are based on current plans, intentions or expectations, and actual results could differ materially as we cannot guarantee that we will achieve these plans, intentions or expectations. Among the factors that could cause actual results to differ are the following:

**The Global Economic Crisis Has Affected Our Business And We Cannot Predict Its Future Impact.**

Recent economic conditions had a negative impact on our results of operations during 2009 due to reduced demand in the advertising sector. This negative trend appears to be reversing in the first quarter of 2010, primarily due to the strengthening of advertiser demand. As the economy and the advertising environment rebound, we would expect to compare favorably to prior periods. If economic conditions worsen, a number of negative effects on our business could result, including a decrease in our net revenues and profitability and further impairment of our assets.

The capital and credit markets experienced unprecedented volatility and disruption in 2008 and 2009. If the economic crisis were to relapse, there can be no assurance that we will not experience an adverse effect on our ability to access capital, which may be material to our business, financial condition and results of operations. In addition, our ability to access the capital markets may be severely restricted at a time when we would like or need to do so, which could have an impact on our flexibility to react to changing economic and business conditions.

**We Must Comply With The Covenants In Our Senior Secured Credit Facility, Which Restricts Our Operational Flexibility.**

Our senior secured credit facility (the "Bank Facility") as amended during March 2010 contains provisions that restrict and under certain circumstances limit our ability to borrow money, make acquisitions, investments or restricted payments including dividends, the repurchase of stock, swap or sell assets, or merge or consolidate with another company. We have pledged substantially all of our assets, including the stock or equity interests of our subsidiaries to secure the debt under our Bank Facility.

Our Bank Facility requires us to maintain compliance with specific financial covenants. Our ability to meet these financial covenants can be affected by operating performance or other events beyond our control, and we cannot be assured that we will meet these covenants. The recent economic crisis reduced demand for advertising in general, including advertising on our radio stations. Our ability to maintain compliance with our covenants will be highly dependent on our results of operations as the economy recovers from the economic downturn. Specifically, our Bank Facility as amended, requires us to comply with certain financial covenants which are defined terms within the agreement, including: (1) a maximum Consolidated Leverage Ratio of Consolidated Funded Indebtedness to Consolidated Operating Cash Flow that cannot exceed seven times in 2010 and which decreases quarterly in increments in 2011 to a ratio of six times; and (2) a minimum ratio of Consolidated Operating Cash Flow to Consolidated Interest Charges of two times.

Failure to comply with our financial covenants or other terms of our Bank Facility and the failure to negotiate and obtain any required relief from our lenders could result in the acceleration of the maturity of our outstanding bank debt and our lenders could proceed against our assets, including the equity interests of our subsidiaries. Under these circumstances, the acceleration of our debt could have a material adverse effect on our business.

**We Have Substantial Indebtedness Which Could Have Important Consequences.**

Historically, we have carried significant amounts of debt. We have outstanding indebtedness to our bank and bond holders of $737.2 million (including a $1.5 million letter of credit) as of December 31, 2009 that could have an impact on us. For example, these obligations:

- increase our vulnerability in an economic downturn, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions;
- impair our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate or other purposes;
- require us to dedicate a substantial portion of our cash flow from operations to debt service, thereby reducing the availability of cash flow for other purposes; and
- limit or prohibit our ability to pay dividends and make other distributions.

The undrawn amount of the Bank Facility's revolving credit ("Revolver") was $289.5 million as of December 31, 2009. The amount of the Revolver available to us is a function of covenant compliance at the time of borrowing. Based on our financial covenant analysis as of December 31, 2009, we would be limited to borrowings significantly less than the undrawn limit unless such borrowings were used to repay indebtedness or for transactions that increase cash flow for purposes of covenant calculation.

Under our Bank Facility, as amended, we have restrictions that under certain circumstances, limit our ability to borrow money, make acquisitions, investments or restricted payments including dividends, the repurchase of stock, swap or the sale of assets, or the merger or consolidation with another company. If our Consolidated Leverage Ratio exceeds six times, then we have further restrictions on the use of the Revolver, including but not limited to, the

elimination of any funding for dividends and share repurchases. In addition to cash flow from operations, we plan to use the Revolver to fund the amortization of the term loan ("Term Loan"), which was $370.0 million outstanding as of December 31, 2009.

Notwithstanding the foregoing, we may from time-to-time seek to amend our existing Bank Facility or obtain other funding or additional financing, which may result in higher interest rates. Amending our Bank Facility or obtaining other funding or additional financing prior to the expiration of the current agreement will be essential as the Revolver will be due as a balloon payment upon the expiration of the Bank Facility on June 30, 2012. Failure to refinance upon maturity could result in default and have a material adverse impact on our Company.

**We Face Many Unpredictable Business Risks, Both General And Specific To The Radio Broadcasting Industry, Which Could Have A Material Adverse Effect On Our Future Operations.**

Our future operations are subject to many business risks, including those risks that specifically influence the radio broadcasting industry, which could have a material adverse effect on our business including:

- economic conditions, both generally and relative to the radio broadcasting industry;
- shifts in population, demographics or audience tastes;
- the level of competition for advertising revenues with other radio stations and other advertising-supported media;
- technological changes and innovations;
- new laws and regulations;
- the imposition by law or regulation of new or increased fees on radio broadcasting and related activities; and
- changes in governmental regulations and policies, and actions of federal regulatory bodies, including the FCC, the Department of Justice and the Federal Trade Commission.

Given the inherent unpredictability of these variables, we cannot predict with any degree of certainty, what effect, if any, these variables will have on our future operations. Generally, advertising tends to decline during economic recession or downturn, as evidenced by the negative impact that the current economic downturn has had on radio advertising. Our advertising revenue is likely to be adversely affected by a recession or downturn in the United States economy, the economy of an individual geographic market in which we own or operate radio stations, or other events or circumstances that adversely affect advertising activity.

**Our Radio Stations May Be Adversely Affected By Competition For Advertising Revenues.**

Our radio stations are in a highly competitive business. Our radio stations compete for audiences and advertising revenues within their respective markets directly with other radio stations, as well as with other media, such as newspapers and magazines, Internet, broadcast and cable television, outdoor advertising and direct mail. Audience ratings and market shares are subject to change, and any change in a particular market could have a material adverse effect on the revenue of our stations located in that market. While we already compete in some of our markets with other stations with similar programming formats, if another existing or new radio station in a market were to convert its programming format to a format similar to one of our stations or if an existing competitor were to strengthen its operations, our stations could suffer a reduction in ratings and/or advertising revenue and could incur increased promotional and other expenses. We cannot be assured that any of our stations will be able to maintain or increase their current audience ratings and advertising revenues.

**We Must Respond To The Increased Competition For Audio Distribution And The Rapid Changes In Technology, Services And Standards That Characterize Our Industry In Order To Remain Competitive.**

The radio broadcasting industry is subject to rapid technological change, evolving industry standards and the emergence of new media technologies and services. These technologies and services, some of which are commercial free, include the following:

- personal digital audio devices (e.g., iPods®, mp3® players, audio via WiFi, mobile phones and WiMAX);
- Internet radio services such as Pandora;
- satellite-delivered digital audio radio services;
- HD Radio®, which provides multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional AM and FM radio services; and
- low-power FM radio, which could result in additional FM radio broadcast outlets.

We cannot predict the effect, if any, that competition arising from new technologies or regulatory changes may have on the radio broadcasting industry or on our financial condition and results of operations.

**We Are Dependent On Federally Issued Licenses To Operate Our Radio Stations And Are Subject To Extensive Federal Regulation.**

The radio broadcasting industry is subject to extensive regulation by the FCC under the Communications Act of 1934 (see, for example, the discussion of FCC regulations contained in Part I, Item 1, "Business," of this Form 10-K). We are required to obtain licenses from the FCC to operate our radio stations. Licenses are normally granted for a term of eight years and are renewable. Although the vast majority of FCC radio station licenses are routinely renewed, we cannot be assured that the FCC will approve our future renewal applications or that the renewals will not include conditions or qualifications. A number of our applications to renew our station licenses have been objected to by third parties and remain pending before the FCC. The non-renewal, or renewal with substantial conditions or modifications, of one or more of our licenses could have a material adverse effect on us.

We must comply with extensive FCC regulations and policies in the ownership and operation of our radio stations. FCC regulations limit the number of radio stations that a licensee can own in a market, which could restrict our ability to consummate future transactions and in certain circumstances could require us to divest some radio stations. The FCC's rules governing our radio station operations impose costs on our operations, and changes in those rules could have an adverse effect on our business. The FCC also requires radio stations to comply with certain technical requirements to limit interference between two or more radio stations. If the FCC relaxes these technical requirements, it could impair the signals transmitted by our radio stations and could have a material adverse effect on us. Moreover, these FCC regulations and others may change over time, and we cannot be assured that changes would not have a material adverse effect on us. The FCC has a pending investigation into a contest at one of our stations where a contestant died after participating in the contest. We are currently the subject of several other investigations by the FCC.

**The FCC Has Engaged In Vigorous Enforcement Of Its Indecency Rules Against The Broadcast Industry, Which Could Have A Material Adverse Effect On Our Business.**

FCC regulations prohibit the broadcast of obscene material at any time and indecent or profane material between the hours of 6:00 a.m. and 10:00 p.m. In the last several years, the FCC has enhanced its enforcement efforts relating to the regulation of indecency and has threatened on more than one occasion to initiate license revocation proceedings against a broadcast licensee who commits a "serious" indecency violation. Congress has dramatically increased the penalties for broadcasting obscene, indecent or profane programming, and these penalties may potentially subject broadcasters to license revocation, renewal or qualification proceedings in the event that they broadcast such material. In addition, the FCC's heightened focus on the indecency regulatory scheme, against the broadcast industry generally, may encourage third parties to oppose our license renewal applications or applications for consent to acquire broadcast stations. Several of our stations are currently subject to indecency-related inquiries and/or proposed fines at the FCC's Enforcement Bureau as well as objections to our license renewals based on such inquiries and proposed fines, and we may in the future become subject to additional inquiries or proceedings related to our stations' broadcast of obscene, indecent or profane material. To the extent that these inquiries or other proceedings result in the imposition of fines, a settlement with the FCC, revocation of any of our station licenses or denials of license renewal applications, our results of operation and business could be materially adversely affected.

**Because Of Our Holding Company Structure, We Depend On Our Subsidiaries For Cash Flow, And Our Access To This Cash Flow Is Restricted.**

We operate as a holding company. All of our radio stations are currently owned and operated by our subsidiaries. Entercom Radio, LLC ("Radio"), our 100% owned finance subsidiary, is the borrower under our Bank Facility and was the issuer of our Senior Subordinated Notes ("Notes") (the Notes were redeemed at par on March 8, 2010). All of our station-operating subsidiaries and FCC license subsidiaries are subsidiaries of Radio. Further, we guaranteed Radio's obligations under the Bank Facility on a senior secured basis and under the Notes on an unsecured basis, junior to our Bank Facility. Radio's subsidiaries are all full and unconditional guarantors jointly and severally under the Bank Facility.

As a holding company, our only source of cash to pay our obligations, including corporate overhead and other accounts payable, are distributions from our subsidiaries. We currently expect that the net earnings and cash flow of our subsidiaries will be retained and used by them in their operations, including servicing their debt obligations. Even if our subsidiaries elect to make distributions to us, we cannot be assured that applicable state law and contractual restrictions, including the dividend covenants contained in our Bank Facility, would permit such dividends or distributions.

**We Have Incurred Losses Over The Past Several Years And We May Incur Future Losses.**

We have reported net losses in our consolidated statement of operations over the past several years, primarily as a result of recording non-cash write-downs of our broadcasting licenses and goodwill. In 2009, 2008 and 2007, we recorded impairments to our broadcasting licenses and goodwill of $67.7 million, $835.7 million (excluding impairments recorded during the first quarter of 2008 to assets held for sale) and $84.0 million, respectively. As of December 31, 2009, our broadcasting licenses and goodwill comprise 79.8% of our total assets. If events occur or circumstances change that would reduce the fair value of the broadcasting licenses and goodwill below the amount reflected on the balance sheet, we may be required to recognize impairment charges, which may be material, in future periods.

**Our Common Stock May Cease To Be Listed On Its Current Stock Exchange.**

Our common stock is currently listed on the New York Stock Exchange ("NYSE") under the symbol "ETM". In the future, we may not be able to meet the continued listing requirements of the NYSE, which require, among other things, (i) a minimum closing price of our common stock; (ii) a minimum market capitalization; and (iii) a minimum stockholders' equity and market capitalization. If we are unable to satisfy the NYSE criteria for continued listing, our common stock would be subject to delisting, which could negatively impact us by, among other things, reducing the liquidity and market price of our common stock. (See "Management's Discussion and Analysis" for a discussion of the NYSE continued listing requirements.)

**Our Chairman Of The Board And Our President And Chief Executive Officer Effectively Control Our Company And Own A Substantial Equity Interest In Us. Their Interests May Conflict With Your Interest.**

As of February 28, 2010, Joseph M. Field, our Chairman of the Board, beneficially owned 2,651,170 shares of our Class A common stock and 6,408,282 shares of our Class B common stock, representing approximately 64.7% of the total voting power of all of our outstanding common stock. As of February 28, 2010, David J. Field, our President and Chief Executive Officer, one of our directors and the son of Joseph M. Field, beneficially owned 2,549,747 shares of our Class A common stock and 749,250 shares of our outstanding Class B common stock, representing approximately 10.2% of the total voting power of all of our outstanding common stock. Collectively, Joseph M. Field and David J. Field and other members of the Field family beneficially own all of our outstanding Class B common stock. Other members of the Field family and Trusts for their benefit also own shares of Class A common stock.

Shares of Class B common stock are transferable only to Joseph M. Field, David J. Field, certain of their family members or trusts for any of their benefit. Upon any other transfer, shares of our Class B common stock automatically convert into shares of our Class A common stock on a one-for-one basis. Shares of our Class B common stock are entitled to ten votes only when Joseph M. Field or David J. Field vote them, subject to certain exceptions when they are restricted to one vote. Joseph M. Field generally is able to control the vote on all matters submitted to a vote of shareholders and, therefore, is able to direct our management and policies, except with respect to those matters when the shares of our Class B common stock are only entitled to one vote and those matters requiring a class vote under the provisions of our articles of incorporation, bylaws or applicable law, including, without limitation, the election of the two Class A directors. Without the approval of Joseph M. Field, we will be unable to consummate transactions involving an actual or potential change of control, including transactions in which investors might otherwise receive a premium for their shares over then current market prices.

**Future Sales By Joseph M. Field Could Adversely Affect The Price Of Our Class A Common Stock.**

The price for our Class A common stock could fall substantially if Joseph M. Field sells in the public market or transfers large amounts of shares, including any shares of our Class B common stock (as described in the above paragraph) which are automatically converted to Class A common stock when sold. These sales, or the possibility of such sales, could make it more difficult for us to raise capital by selling equity or equity-related securities in the future.

**The Difficulties Associated With Any Attempt To Gain Control Of Our Company Could Adversely Affect The Price Of Our Class A Common Stock.**

Joseph M. Field controls the decision as to whether a change in control will occur for our Company. There are also provisions contained in our articles of incorporation, by-laws and Pennsylvania law that could make it more difficult for a third party to acquire control of our Company. In addition, FCC approval for transfers of control of FCC licenses and assignments of FCC licenses are required. These restrictions and limitations could adversely affect the trading price of our Class A common stock.

**We Depend On Selected Market Clusters Of Radio Stations.**

For the year ended December 31, 2009, we generated in excess of 50% of our net revenues in six of our 23 markets (Boston, San Francisco, Portland, Seattle, Denver and Kansas City). Accordingly, we may have greater exposure to adverse events or conditions that affect the economy in any of these markets, which could have a material adverse effect on our financial position and results of operations.

**Our Stock Price And Trading Volume Could Be Volatile.**

Our Class A common stock has been publicly traded since January 29, 1999. The market price of our Class A common stock and our trading volume has been subject to fluctuations since the date of our initial public offering. The stock market has from time to time experienced price and volume fluctuations that have affected the market prices of public equities. As a result, the market price of our Class A common stock could experience volatility, regardless of our operating performance.

**The Loss Of Key Personnel Could Have A Material Adverse Effect On Our Business.**

Our business depends upon the continued efforts, abilities and expertise of our executive officers and other key executives. We believe that the loss of one or more of these individuals could have a material adverse effect on our business.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

The types of properties required to support each of our radio stations include offices, studios and transmitter/antenna sites. We typically lease our studio and office space, although we do own some of our facilities. Most of our studio and office space leases contain lease terms with expiration dates of five to 15 years. A station's studios are generally housed with its offices in downtown or business districts. We own many of our AM main transmitter/antenna sites and several of our FM main transmitter/antenna sites. For those sites that we lease, we have entered into leases with lease terms that generally range from five to 30 years. In addition, we also entered into a transaction that covers multiple tower sites that were treated as finance method lease obligations (for further discussion, see Note 9, Finance Method Lease Obligations, in the accompanying notes to the financial statements).

The transmitter/antenna site for each station is generally located so as to provide maximum market coverage. In general, we do not anticipate difficulties in renewing facility or transmitter/antenna site leases or in leasing additional space or sites if required. We have approximately $11.8 million in aggregate annual minimum rental commitments under real estate leases. Many of these leases contain clauses such as defined contractual increases or cost of living adjustments.

Our principal executive offices are located at 401 City Avenue, Suite 809, Bala Cynwyd, Pennsylvania 19004, in 10,678 square feet of leased office space. The lease on these premises expires October 31, 2011.

We own substantially all of our other equipment, consisting principally of transmitting antennae, transmitters, studio equipment and general office equipment. The towers, antennae and other transmission equipment used by our stations are generally in good condition. We generally consider our facilities to be suitable and of adequate size for our current and intended purposes.

## ITEM 3. LEGAL PROCEEDINGS

We currently and from time to time are involved in litigation incidental to the conduct of our business. In the opinion of management, any potential liability of ours that may arise out of or with respect to these matters will not materially adversely affect our financial position, results of operations or cash flows.

During January 2007, a suit seeking various damages was filed against us relating to an on-air contest. The claims, which were settled on October 29, 2009, were fully covered by our insurance policies. In connection with the settled claim, as of December 31, 2009 we recorded an insurance claim receivable from our insurance company of $16.5 million along with a claim payable to the plaintiff of $16.5 million. In January 2010, the plaintiff acknowledged full satisfaction of the judgment by our insurance carrier.

Our agreements with Broadcast Music, Inc. ("BMI") and American Society of Composers, Authors and Publishers ("ASCAP") each expired as of December 31, 2009. In January 2010, The Radio Music License Committee, of which we are a participant, filed motions in the New York courts against ASCAP and BMI on behalf of the radio industry, seeking interim fees and a determination of fair and reasonable industry-wide license fees.

We could face increased costs in the form of fines and a greater risk that we could lose any one or more of our broadcasting licenses if the FCC concludes that programming broadcast by our stations was obscene, indecent or profane and such conduct warrants license revocation. The FCC's authority to impose a fine for the broadcast of such material is $325,000 for a single incident, with a maximum fine of up to $3.0 million for a continuing violation. In the past, the FCC has issued Notices of Apparent Liability and a Forfeiture Order with respect to several of our stations proposing fines for certain programming which the FCC deemed to have been indecent. These cases are the subject of pending administrative appeals. The FCC has also investigated other complaints from the public that some

of our stations broadcast indecent programming. These investigations remain pending. For a further discussion, please refer to the risk factors described in Part I, Item 1A, "Risk Factors."

## ITEM 4. [RESERVED]

# PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market Information For Our Common Stock

Our Class A common stock, $0.01 par value, is listed on the New York Stock Exchange under the symbol "ETM." The table below shows, for the quarters indicated, the reported high and low trading prices of our Class A common stock on The New York Stock Exchange.

| | Price Range | | | |
|---|---|---|---|---|
| | | High | | Low |
| Calendar Year 2009 | | | | |
| First Quarter | $ | 1.67 | $ | 0.83 |
| Second Quarter | $ | 3.14 | $ | 1.09 |
| Third Quarter | $ | 5.58 | $ | 1.36 |
| Fourth Quarter | $ | 9.85 | $ | 5.02 |
| Calendar Year 2008 | | | | |
| First Quarter | $ | 13.75 | $ | 9.46 |
| Second Quarter | $ | 11.50 | $ | 6.96 |
| Third Quarter | $ | 8.10 | $ | 4.89 |
| Fourth Quarter | $ | 5.42 | $ | 0.52 |

There is no established trading market for our Class B common stock, $0.01 par value.

### Holders

As of March 1, 2010, there were approximately 312 shareholders of record of our Class A common stock. This number does not include the number of shareholders whose shares are held of record by a broker or clearing agency but does include each such brokerage house or clearing agency as one record holder. Based upon available information, we believe we have approximately 3,693 beneficial owners of our Class A common stock. There are four shareholders of record of our Class B common stock, $0.01 par value, and no shareholders of record of our Class C common stock, $0.01 par value.

### Dividends

Previously, we used a portion of our capital resources to pay dividends on a quarterly basis effective with the first quarter of 2006 and continuing through the third quarter of 2008. Our Board of Directors has not declared any dividends since that time. Any future dividends will be at the discretion of the Board of Directors based upon the relevant factors at the time of such consideration. For a description of the restrictions on our ability to declare and pay dividends pursuant to our Bank Facility, as amended, see Liquidity under Item 7, Management's Discussion And Analysis Of Financial Condition And Results Of Operation and Note 8 in the notes to the accompanying financial statements.

### Share Repurchases

Our most recent share repurchase program expired on June 30, 2009.

Prior to the expiration of the repurchase authorization, in 2009 we repurchased 0.7 million shares for an aggregate amount of $0.9 million at an average price of $1.34 per share and during 2008, we repurchased 2.1 million shares for an aggregate amount of $13.9 million at an average price of $6.72 per share.

The following table provides information on our repurchases during the quarter ended December 31, 2009:

| Period | (a) Total Number Of Shares Purchased | | (b) Average Price Paid Per Share | (c) Total Number Of Shares Purchased As Part Of Publicly Announced Plans Or Programs | | (d) Maximum Approximate Dollar Value Of Shares That May Yet Be Purchased Under The Plans Or Programs |
|---|---|---|---|---|---|---|
| October 1, 2009 - October 31, 2009 (1) | 659 | $ | 7.78 | 659 | $ | - |
| November 1, 2009 - November 30, 2009 (1) | - | $ | - | - | $ | - |
| December 1, 2009 - December 31, 2009 (1) | 462 | $ | 6.62 | 462 | $ | - |
| Total | 1,121 | | | 1,121 | | |

(1) In connection with employee tax obligations related to the vesting of restricted stock during the three months ended December 31, 2009 and in accordance with elections by certain employees, we are deemed to have purchased the shares withheld to satisfy employees' tax obligations of 659 shares at an average price of $7.78 per share in October 2009 and 462 shares at an average price of $6.62 per share in December 2009. These shares are included in the table above.

**Equity Compensation Plan Information**

The following table sets forth, as of December 31, 2009, the number of securities outstanding under our equity compensation plans, the weighted average exercise price of such securities and the number of securities available for grant under these plans:

**Equity Compensation Plan Information as of December 31, 2009**

| Plan Category | (a) Number Of Shares To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights | | (b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights | (c) Number Of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Column (a)) |
|---|---|---|---|---|
| Equity Compensation Plans Approved by Shareholders: | | | | |
| Entercom Equity Compensation Plan (1) | 1,103,032 | $ | 3.20 | 969,627 |
| Employee Stock Purchase Plan (2) | - | | - | - |
| Equity Compensation Plans Not Approved by Shareholders: | | | | |
| None | - | | - | - |
| Total | 1,103,032 | | | 969,627 |

(1) Under the Entercom Equity Compensation Plan (the "Plan"), the Company is authorized to issue up to 11.5 million shares of Class A common stock, which amount included an increase on January 1, 2009 of 1.5 million shares. The shares authorized are increased by 1.5 million shares on January 1 of each year, or a lesser number as may be determined by the Company's Board of Directors. On January 1, 2010, the shares authorized under the Plan were automatically increased by 1.5 million shares to 13.0 million shares. As of December 31, 2009, 1.0 million shares were available for future grant.

(2) Our Employee Stock Purchase Plan expired March 31, 2009.

For a description of our equity compensation plans, please refer to Note 15 in the accompanying notes to the consolidated financial statements.

**Performance Graph**

*The following Comparative Stock Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Form 10-K into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference. This Comparative Stock Performance Graph is being furnished with this Form 10-K and shall not otherwise be deemed filed under such acts.*

The following line graph compares the cumulative 5-year total return provided to shareholders on our Class A common stock relative to the cumulative total returns of: (i) the S & P 500 index; and (ii) a peer group index consisting of Citadel Broadcasting Corp., Cumulus Media Inc. and Emmis Communications Corp. Last year Cox Radio, Inc. was included in our peer group. In 2009, however, Cox Radio, Inc. ceased to be a public company. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our Class A common stock and in each of the indices on December 31, 2004 and its relative performance is tracked through December 31, 2009.

**Cumulative Five-Year Return Index Of A $100 Investment**




| | 12/31/04 | 12/31/05 | 12/31/06 | 12/31/07 | 12/31/08 | 12/31/09 |
|---|---|---|---|---|---|---|
| Entercom Communications Corp. | $ 100.00 | $ 82.67 | $ 83.11 | $ 43.31 | $ 4.16 | $ 23.90 |
| S&P 500 | $ 100.00 | $ 104.91 | $ 121.48 | $ 128.16 | $ 80.74 | $ 102.11 |
| Peer Group | $ 100.00 | $ 88.70 | $ 66.92 | $ 28.11 | $ 4.24 | $ 3.63 |

## ITEM 6. SELECTED FINANCIAL DATA

The selected financial data below as of and for the years ended December 31, 2005 through 2009 were derived from our audited consolidated financial statements. The selected financial data for the years ended December 31, 2009, 2008 and 2007 and balance sheets as of December 31, 2009 and 2008 are qualified by reference to, and should be read in conjunction with, the corresponding audited consolidated financial statements, and the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this annual report. The selected financial data for the years ended December 31, 2006 and 2005 and the balance sheets as of December 31, 2007, 2006 and 2005 are derived from financial statements not included herein. Our financial results are not comparable from year to year due to our acquisitions and dispositions of radio stations. We acquired several radio stations in 2008, 2007 and 2005 (none in 2009 and one in 2006). Also, in years 2009, 2008 and 2007, we incurred impairment losses of $67.7 million, $835.7 million and $84.0 million, respectively, in connection with our review of goodwill and broadcasting licenses under accounting guidance (please refer to Note 3 in the accompanying notes to the financial statements for further discussion of the contributing factors to the impairment loss).

**SELECTED FINANCIAL DATA**
**(amounts in thousands, except per share data)**

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| **Operating Data:** | | | | | |
| Net revenues | $ 372,432 | $ 438,822 | $ 468,351 | $ 439,629 | $ 431,799 |
| Operating (income) expenses: | | | | | |
| Station operating expenses, including non-cash compensation expense | 254,042 | 276,187 | 283,541 | 259,630 | 247,647 |
| Depreciation and amortization | 16,600 | 20,442 | 16,631 | 15,812 | 16,660 |
| Corporate G & A expenses, including non-cash compensation expense | 22,875 | 26,917 | 28,888 | 33,794 | 18,868 |
| Impairment loss | 67,676 | 835,716 | 84,037 | - | - |
| Net time brokerage agreement fees (income) | (2) | (233) | 14,001 | 2,766 | (13) |
| Net (gain) loss on sale of assets | 420 | (9,899) | (647) | 1,280 | (5,873) |
| Expenses related to a natural disaster | - | - | - | - | 1,697 |
| Total operating expenses | 361,611 | 1,149,130 | 426,451 | 313,282 | 278,986 |
| Operating income (loss) | 10,821 | (710,308) | 41,900 | 126,347 | 152,813 |
| Other (income) expense: | | | | | |
| Interest expense, including amortization of deferred financing costs | 31,229 | 45,040 | 51,183 | 44,173 | 29,925 |
| Interest income and dividend income from investments | (58) | (323) | (740) | (823) | (396) |
| Other income | (380) | (3,339) | (895) | - | - |
| (Gain) loss on early extinguishment of debt | (20,805) | (6,949) | 458 | - | - |
| Net (gain) loss on investments | 966 | 469 | (245) | - | (2,819) |
| Net gain on derivative instruments | - | (34) | (162) | (446) | (1,327) |
| Total other expense | 10,952 | 34,864 | 49,599 | 42,904 | 25,383 |
| Income (loss) from continuing operations before income taxes (benefit) | (131) | (745,172) | (7,699) | 83,443 | 127,430 |
| Income taxes (benefit) | (5,529) | (232,600) | 695 | 35,596 | 49,164 |
| Income (loss) from continuing operations | 5,398 | (512,572) | (8,394) | 47,847 | 78,266 |
| Income (loss) from discontinued operations, net of taxes (benefit) | - | (4,079) | 37 | 134 | 95 |
| Net income (loss) | $ 5,398 | $ (516,651) | $ (8,357) | $ 47,981 | $ 78,361 |

## SELECTED FINANCIAL DATA
**(amounts in thousands, except per share data)**

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| **Operating Data (continued):** | 2009 | 2008 | 2007 | 2006 | 2005 |
| Net Income (Loss) Per Common Share - Basic: | | | | | |
| Income (loss) from continuing operations | $ 0.15 | $ (13.94) | $ (0.22) | $ 1.20 | $ 1.70 |
| Income (loss) from discontinued operations, net of taxes (benefit) | - | (0.11) | - | - | - |
| Net income (loss) per common share - basic | $ 0.15 | $ (14.05) | $ (0.22) | $ 1.20 | $ 1.70 |
| Net Income (Loss) Per Common Share - Diluted: | | | | | |
| Income (loss) from continuing operations | $ 0.15 | $ (13.94) | $ (0.22) | $ 1.19 | $ 1.70 |
| Income (loss) from discontinued operations, net of taxes (benefit) | - | (0.11) | - | - | - |
| Net income (loss) per common share - diluted | $ 0.15 | $ (14.05) | $ (0.22) | $ 1.19 | $ 1.70 |
| Weighted average shares - basic | 35,321 | 36,782 | 38,230 | 39,973 | 46,045 |
| Weighted average shares - diluted | 36,403 | 36,782 | 38,230 | 40,205 | 46,221 |
| **Cash Flows Data:** | | | | | |
| Cash flows related to: | | | | | |
| Operating activities | $ 73,902 | $ 130,617 | $ 93,492 | $ 101,583 | $ 136,552 |
| Investing activities | (2,062) | 31,944 | (273,876) | (45,146) | (38,618) |
| Financing activities | (65,373) | (169,222) | 180,534 | (61,713) | (93,709) |
| **Other Data:** | | | | | |
| Dividends declared and paid per Class A and Class B common share | $ - | $ 0.58 | $ 1.52 | $ 1.52 | $ - |

| | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| **Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 10,751 | $ 4,284 | $ 10,945 | $ 10,795 | $ 16,071 |
| Intangibles and other assets | 754,806 | 825,404 | 1,452,598 | 1,524,018 | 1,491,812 |
| Investment in deconsolidated subsidiaries and assets held for sale | - | - | 250,936 | - | - |
| Total assets | 934,536 | 996,734 | 1,919,352 | 1,733,258 | 1,697,758 |
| Senior debt, including current portion | 729,173 | 750,197 | 823,718 | 526,239 | 427,259 |
| Senior subordinated notes and other | 19,189 | 83,500 | 150,000 | 150,000 | 150,000 |
| Deferred tax liabilities and other long-term liabilities | 28,897 | 30,489 | 249,499 | 237,621 | 199,846 |
| Total shareholders' equity | 113,952 | 100,257 | 660,767 | 777,092 | 885,715 |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Overview

We are one of the five largest radio broadcasting companies in the United States, with a nationwide portfolio in excess of 100 stations in 23 markets, including San Francisco, Boston, Seattle, Denver, Portland, Sacramento and Kansas City.

A radio broadcasting company derives its revenues primarily from the sale of broadcasting time to local and national advertisers. Net revenues are gross revenues less advertising agency commissions. The revenues are determined by the advertising rates charged and the number of advertisements broadcast. We maximize our revenues by managing the inventory of advertising spots available for broadcast, which can vary throughout the day, but is consistent over time. Advertising rates are primarily based on four factors:

- a station's audience share in the demographic groups targeted by advertisers as measured principally by periodic reports issued by The Arbitron Ratings Company;
- the number of radio stations in the market competing for the same demographic groups;
- the supply of, and demand for, radio advertising time, both nationally and in the regions in which the station operates; and
- the market's size based upon available radio advertising revenue.

In 2009, we generated 78% of our net revenues from local advertising, which is sold primarily by each individual local radio station's sales staff, and 20% from national advertising, which is sold by an independent advertising sales representative. Local and national revenues include advertising on our stations, websites, the sale of advertising during audio streaming of our radio stations over the Internet, promotional activities and e-commerce. We generated the balance of our 2009 revenues principally from network compensation and rental income from owned tower sites.

Our most significant station operating expenses are employee compensation, programming and promotional expenses. Other significant expenses that impact our profitability are interest and depreciation and amortization expense.

Our performance is based upon the aggregate performance of our radio stations. The following are some of the factors that impact a radio station's performance at any given time: (i) audience ratings; (ii) program content; (iii) management talent and expertise; (iv) sales talent and expertise; (v) audience characteristics; (vi) signal strength; and (vii) the number and characteristics of other radio stations and other advertising media in the market area.

In the radio broadcasting industry, seasonal revenue fluctuations are common and are due primarily to variations in advertising expenditures by local and national advertisers. Typically, revenues are lowest in the first calendar quarter of the year.

As opportunities arise, we may, on a selective basis, change or modify a station's format due to changes in listeners' tastes or changes in a competitor's format. This could have an immediate negative impact on a station's ratings and/or revenues, and there are no guarantees that the modification or change will be beneficial at some future time. Our management is continually focused on these opportunities as well as the associated risks and uncertainties. We strive to develop compelling content and strong brand images to maximize audience ratings that are crucial to our stations' financial success.

You should read the following discussion and analysis of our financial condition and results in conjunction with our consolidated financial statements and related notes included elsewhere in this report. The following results of operations include a discussion of the year ended December 31, 2009 as compared to the year ended December 31, 2008 and a discussion of the year ended December 31, 2008 as compared to the year ended December 31, 2007. Our results of operations for the relevant periods represent the operations of the radio stations: (1) owned and operated by us; or (2) operated by us pursuant to time brokerage agreements ("TBA"); and exclude those owned by us but operated by others pursuant to TBAs.

Under the heading "Same Station Considerations," we evaluate net revenues, station operating expenses and operating income by comparing the performance of stations owned or operated by us throughout a relevant year to the performance of those same stations in the prior year whether or not owned or operated by us. In addition, another party commenced operation of certain tower sites as part of our plan to exit the operation of non-strategic tower sites, which also impacted same station considerations when comparing the years 2009 with 2008. We use these comparisons to assess the effect of acquisitions and dispositions on our operations throughout the periods measured.

**Results Of Operations**

**Year ended December 31, 2009 compared to the year ended December 31, 2008**

The following significant factors affected our results of operations for the year ended December 31, 2009 as compared to the prior year:

**Acquisition**

- On March 14, 2008, we acquired through an exchange agreement three radio stations in San Francisco, California, that in 2008 increased our depreciation and amortization expense as we acquired certain intangible assets with lives of a short duration.

**Dispositions**

- During 2009, another party commenced operation of certain tower sites as part of our plan to exit the operation of non-strategic tower sites, which decreased net revenues (tower rental income) and station operating expenses for same station considerations, but had marginal impact to our reported results of operations.

- On July 14, 2008, we sold three of our eight Rochester, New York, radio stations for net cash proceeds of $12.2 million, which the buyer began operating on May 1, 2008 under a TBA with us. The results for these stations were reflected in discontinued operations.

- On March 14, 2008, we sold, through an exchange agreement, three of our seven Seattle, Washington, radio stations that in 2008 resulted in a $10.0 million gain on sale of assets.

- On January 15, 2008, we sold an Austin, Texas, radio station for $20.0 million in cash.

**Financing**

- During the years ended December 31, 2009 and 2008, we repurchased $76.9 million and $66.5 million, respectively, of Notes and recognized a net gain on extinguishment of debt of $20.8 million and $6.9 million, respectively.

- Our interest expense decreased due to: (i) a decrease in interest rates; (ii) a decrease in our outstanding debt; and (iii) the redemption of a portion of our Notes that had a higher interest rate than the average rate under our senior debt.

- During the fourth quarter of 2009, another party commenced operating certain of our tower facilities and we received $12.6 million in cash that was reflected as finance method lease obligations due to our ability to participate in future profits from these towers.

**Other**

- The income tax benefit in 2009 was favorably impacted by the passage of federal tax legislation during the fourth quarter of 2009 that allowed us to carryback our 2008 net operating loss for five years rather than for two years. As a result, we reversed the federal portion of our valuation allowance for deferred tax assets associated with a net operating loss carry forward as we now expect to recover $7.0 million of previously paid taxes.

- During the years ended 2009, 2008 and 2007, we recorded an impairment loss of $67.7 million, $835.7 million and $84.0 million, respectively, in connection with our review of goodwill and broadcasting licenses. Please refer to Note 3 in the accompanying notes to the financial statements for further discussion of the contributing factors to the impairment loss.

- In 2008, our income tax benefit on loss from continuing operations was negatively impacted by an increase to our valuation allowance of $59.4 million to fully reserve our net deferred tax assets. Our deferred tax assets were also fully reserved in 2009. The increase in the valuation allowance was primarily due to the cumulative losses incurred by us since 2006, which caused uncertainty as to the realization of the deferred tax assets in future years.

- During 2008, we recovered $3.6 million from our insurance company for damages resulting from Hurricane Katrina.

- During the first quarter of 2008, we reviewed our carrying amount for the Rochester assets then held for sale and determined that an impairment loss of $6.7 million was necessary as a result of the status of our then ongoing divestiture process.

***Net Revenues***

| | Years Ended | |
|---|---|---|
| | **December 31, 2009** | **December 31, 2008** |
| | **(dollars in millions)** | |
| Net Revenues | $ 372.4 | $ 438.8 |
| Amount of Change | $ (66.4) | |
| Percentage Change | (15.1%) | |

The recent economic downturn reduced demand for advertising in general, including advertising on our radio stations during 2009. Net revenues declined in most of the markets where we operate stations. Those markets that were impacted the most by the decline in radio station net revenue dollars were the Boston, Seattle, Sacramento, San Francisco and Portland markets.

Economic conditions sequentially improved throughout 2009 and, based upon early indications for 2010, this negative trend appears to be reversing, primarily due to the strengthening of advertiser demand. As the economy and the advertising environment rebound, we would expect to compare favorably to prior periods.

*Same Station Considerations*:

- Net revenues (tower rental income) in 2009 would have been lower by $1.0 million if we had adjusted net revenues for the transfer of tower operations to a third party as of the beginning of the period.

- Net revenues (tower rental income) in 2008 would have been lower by $0.9 million if we had adjusted net revenues for the transfer of tower operations to a third party as of the beginning of the period.

***Station Operating Expenses***

| | Years Ended | |
|---|---|---|
| | **December 31, 2009** | **December 31, 2008** |
| | **(dollars in millions)** | |
| Station Operating Expenses | $ 254.0 | $ 276.2 |
| Amount of Change | $ (22.2) | |
| Percentage Change | (8.0%) | |

The decrease in station operating expenses was primarily due to: (1) a decrease in net revenues as described under Net Revenues as certain variable expenses decrease with a corresponding decrease in net revenues; and (2)

cost reduction initiatives that commenced during the fourth quarter of 2008, including but not limited to reductions in workforce, the elimination of the 401(k) employer matching contribution and other cost reduction actions.

Management anticipates that station operating expenses will increase in 2010 as net revenues increase and as most cost-cutting measures were fully realized in early 2009.

*Same Station Considerations*:

- Station operating expenses in 2009 would have been lower by $0.2 million if we had adjusted station operating expenses for the transfer of tower operations to a third party as of the beginning of the period.

- Station operating expenses in 2008 would have been lower by $0.2 million if we had adjusted station operating expenses for the transfer of tower operations to a third party as of the beginning of the period.

***Depreciation And Amortization Expense***

| | Years Ended | | |
|---|---|---|---|
| | December 31, 2009 | | December 31, 2008 |
| | (dollars in millions) | | |
| Depreciation And Amortization Expense | $ 16.6 | | $ 20.4 |
| Amount of Change | $ (3.8) | | |
| Percentage Change | (18.6%) | | |

Depreciation and amortization expense decreased in 2009 as the expense in 2008 was higher due to acquisitions during the first quarter of 2008 and fourth quarter of 2007, which included certain amortizable assets with lives of a short duration.

***Corporate General And Administrative Expenses***

| | Years Ended | | |
|---|---|---|---|
| | December 31, 2009 | | December 31, 2008 |
| | (dollars in millions) | | |
| Corporate General And Administrative Expenses | $ 22.9 | | $ 26.9 |
| Amount of Change | $ (4.0) | | |
| Percentage Change | (14.9%) | | |

Corporate general and administrative expenses decreased primarily due to: (1) a decrease in non-cash compensation expense of $2.5 million as a result of a decrease in the fair value of equity awards issued; and (2) a decrease in legal expense of $1.3 million associated with certain legal proceedings during 2008 which did not recur in 2009. The decrease in corporate general and administrative expense was offset by an increase in deferred compensation expense of $1.6 million as our deferred compensation liability generally tracks movements in the stock market.

***Operating Income (Loss)***

| | Years Ended | | |
|---|---|---|---|
| | December 31, 2009 | | December 31, 2008 |
| | (dollars in millions) | | |
| Operating Income (Loss) | $ 10.8 | | $ (710.3) |
| Amount of Change | $ 721.1 | | |
| Percentage Change | 101.5% | | |

The increase in operating income was primarily due to a decrease in impairment loss of $768.0 million in connection with our review of broadcasting licenses and goodwill in 2009 as compared to 2008. The decrease was partially offset by: (1) a decrease in net revenues for the reasons described above under Net Revenues, net of a

decrease in station operating expenses for the reasons described under Station Operating Expenses; and (2) a decrease in net gain on sale or disposal of assets of $10.0 million as a result of the sale in 2008 of three of our Seattle stations.

*Same Station Considerations*:

- Operating income in 2009 would have been lower by $0.8 million if we had adjusted operating income for the transfer of tower operations to a third party as of the beginning of the period.

- Operating loss in 2008 would have been higher by $0.7 million if we had adjusted operating loss for the transfer of tower operations to a third party as of the beginning of the period.

***Interest Expense***

| | Years Ended | |
|---|---|---|
| | December 31, 2009 | December 31, 2008 |
| | (dollars in millions) | |
| Interest Expense | $ 31.2 | $ 45.0 |
| Amount of Change | $ (13.8) | |
| Percentage Change | (30.6%) | |

The decrease in interest expense was primarily due to: (1) a decrease in interest rates on outstanding debt in 2009 as compared to 2008; (2) a decline in outstanding debt upon which interest is computed; and (3) the repurchase of our Notes, which have a higher interest rate than the interest rate on the borrowings under our Bank Facility used to repurchase our Notes.

We anticipate a reduction in interest expense associated with an expected reduction in outstanding debt in 2010 and a reduction in January 2010 of $75.0 million in notional value of an existing 3.03% fixed interest rate swap agreement. This reduction could be offset by the impact of an increase in interest rates and fees associated with the Amendment to our Bank Facility in the first quarter of 2010.

***Loss From Continuing Operations Before Income Tax Benefit***

| | Years Ended | |
|---|---|---|
| | December 31, 2009 | December 31, 2008 |
| | (dollars in millions) | |
| Loss From Continuing Operations Before Income Tax Benefit | $ (0.1) | $ (745.2) |
| Amount of Change | $ 745.1 | |
| Percentage Change | 100.0% | |

The net change was primarily attributable to: (1) an increase in operating income for the reasons as described above under Operating Income (Loss); (2) a $13.9 million increase in gain on the retirement of our Notes; and (3) a decrease in our interest expense of $13.8 million for the reasons described above under Interest Expense.

***Income Tax Benefit***

| | Years Ended | |
|---|---|---|
| | December 31, 2009 | December 31, 2008 |
| | (dollars in millions) | |
| Income Tax Benefit | $ (5.5) | $ (232.6) |
| Amount of Change | $ 227.1 | |
| Percentage Change | 97.6% | |

The income tax benefit in 2009 was favorably impacted by the passage of tax legislation during the fourth quarter of 2009 that allows us to carryback our 2008 net operating loss for five years rather than for two years. As a

result, we reversed the federal portion of our valuation allowance for deferred tax assets as we now expect to recover $7.0 million of previously paid taxes.

The income tax benefit in 2008 primarily resulted from the elimination of deferred tax liabilities associated with intangible assets due to the recording of an impairment loss in 2008 of $835.7 million. The income tax benefit was offset by an increase to our valuation allowance to fully reserve our net deferred tax assets, as the cumulative losses incurred by us over the past several years caused uncertainty about our ability to realize our deferred tax assets.

The Company's income tax rate for the year ended December 31, 2009 was not numerically relevant. For the year ended December 31, 2008, our income tax rate was 31.2%. The tax rates for the years ended December 31, 2009 and 2008 were impacted by a decrease to the valuation allowance of $6.7 million and an increase to the valuation allowance of $59.4 million, respectively.

We estimate that our annual tax rate for 2010, which may fluctuate from quarter to quarter, will be in the low 40% range (before any necessary adjustment to the valuation allowance). We estimate that our rate in 2010 will be affected primarily by: (1) changes in the level of income in any of our taxing jurisdictions; (2) adding facilities in states that on average have different income tax rates than states in which we currently operate and the resulting effect on previously reported temporary differences between the tax and financial reporting bases of our assets and liabilities; (3) the effect of recording changes in our liabilities for uncertain tax positions; (4) taxes in certain states that are dependent on factors other than taxable income; and (5) the limitations on the deduction of cash and certain non-cash compensation expense for certain key employees. Our annual effective tax rate may also be materially impacted by: (i) regulatory changes in certain states in which we operate; (ii) changes in the expected outcome of tax audits; (iii) changes in the estimate of expenses that are not deductible for tax purposes; and (iv) changes in the deferred tax valuation allowance.

Deferred tax liabilities primarily relate to differences between book and tax bases of certain of our indefinite-lived intangibles (broadcasting licenses and goodwill). Under accounting guidance, we do not amortize our indefinite-lived intangibles for financial statement purposes, but instead test them annually for impairment. The amortization of our indefinite-lived assets for tax purposes but not for book purposes creates deferred tax liabilities. A reversal of deferred tax liabilities may occur when indefinite-lived intangibles: (1) become impaired; or (2) are sold for cash, which would typically only occur in connection with the sale of the assets of a station or groups of stations or the entire company in a taxable transaction. Due to the amortization for tax purposes of our indefinite-lived intangible assets, we expect to generate deferred tax liabilities in future periods (without consideration for any impairment loss in future periods).

***Income (Loss) From Continuing Operations***

| | Years Ended | | | |
|---|---|---|---|---|
| | December 31, 2009 | | | December 31, 2008 |
| | (dollars in millions) | | | |
| Income (Loss) From Continuing Operations | $ 5.4 | | $ | (512.6) |
| Amount of Change | $ 518.0 | | | |
| Percentage Change | 101.1% | | | |

The change is primarily due to the reasons described above under Loss From Continuing Operations Before Income Tax Benefit, net of income tax benefit.

***Loss From Discontinued Operations, Net Of Tax Benefit***

| | Years Ended | | |
|---|---|---|---|
| | December 31, 2009 | | December 31, 2008 |
| | (dollars in millions) | | |
| Loss From Discontinued Operations, Net Of Tax Benefit | $ - | | $ (4.1) |
| Amount of Change | $ 4.1 | | |
| Percentage Change | 100.0% | | |

The net change was primarily due to a non-cash impairment loss of $6.7 million (before income tax benefit) in the first quarter of 2008 for the Rochester assets that were held for sale and that were subsequently disposed of during the third quarter of 2008.

***Net Income (Loss)***

| | Years Ended | | |
|---|---|---|---|
| | December 31, 2009 | | December 31, 2008 |
| | (dollars in millions) | | |
| Net Income (Loss) | $ 5.4 | | $ (516.7) |
| Amount of Change | $ 522.1 | | |
| Percentage Change | 101.1% | | |

The net change was primarily attributable to the reasons described above under Income (Loss) From Continuing Operations Before Income Tax Benefit and under Income Tax Benefit.

**Results Of Operations**

**Year ended December 31, 2008 compared to the year ended December 31, 2007**

The following significant factors affected our results of operations for the year ended December 31, 2008 as compared to the prior year:

**Acquisitions**

- On March 14, 2008, we acquired through an exchange agreement three radio stations in San Francisco, California. We began operating these stations on February 26, 2007 under a TBA that in 2008 increased our net revenues, station operating expenses and depreciation and amortization expense.

- On December 10, 2007, we acquired WVEI-FM (formerly WBEC-FM), a station in Springfield, Massachusetts, for $5.8 million in cash. We began operating this station on February 10, 2006 under a TBA by simulcasting the format of WEEI-AM (a radio station owned and operated by us in the Boston, Massachusetts, market). The impact to 2008 was an increase in our depreciation and amortization expense and interest expense.

- On November 30, 2007, we acquired four radio stations in Austin, Texas, and three radio stations in Memphis, Tennessee, for $101.0 million in cash. We began operating these stations on November 1, 2006 under a TBA. The impact to 2008 was an increase in our depreciation and amortization expense and interest expense and a decrease in our TBA expense.

- On November 30, 2007, we acquired four radio stations in Cincinnati, Ohio, for $119.0 million in cash. From November 1, 2006 through February 25, 2007, we operated three of these stations under a TBA. On February 26, 2007, a buyer began operating the same three stations under a TBA with us. The impact to 2008 was a decrease in our net revenues, station operating expenses and TBA fees and an increase to our interest expense.

- On November 30, 2007, we acquired four stations in Rochester, New York, for $42.0 million in cash. Of the four stations acquired, two stations were reflected in continuing operations and two stations were reflected in discontinued operations. For the two stations reflected in continuing operations, the impact to 2008 was an increase to our net revenues, station operating expenses, depreciation and amortization expense and interest expense.

**Dispositions**

- On July 14, 2008, we sold three of our eight Rochester, New York, radio stations for net cash proceeds of $12.2 million, which the buyer began operating on May 1, 2008 under a TBA with us. The results for these stations were reflected in discontinued operations.

- On March 14, 2008, we sold, through an exchange agreement, three of our seven Seattle, Washington, radio stations which a buyer began operating on February 26, 2007 under a TBA with us. The impact to 2008, due to the cessation of operation by us of these stations on February 26, 2007, was a decrease in our net revenues, station operating expenses and depreciation and amortization expense.

- On March 14, 2008, we sold, through an exchange agreement, four Cincinnati, Ohio, radio stations we acquired during the fourth quarter of 2007 under two separate transactions. Pursuant to two TBA agreements, we operated these stations from November 1, 2006 through February 25, 2007. On February 26, 2007, a buyer began operating these stations under a TBA with us. The impact to 2008, due to the cessation of operation by us of these stations on February 26, 2007, was a decrease in our net revenues and station operating expenses.

- On January 15, 2008, we sold a station in Austin, Texas, for $20.0 million in cash. The buyer began operating this station under a TBA on February 26, 2007 (a station we began operating on November 1, 2006 under a TBA agreement with another party). The impact to 2008, due to the cessation of operation of this station by us on February 26, 2007 and the sale on January 15, 2008, was a decrease in our net revenues, station operating expenses and interest expense.

**Financing**

- Our interest expense decreased due to: (i) a decrease in interest rates; and (ii) the redemption of a portion of our Notes that had a higher interest rate than the rate under our senior debt. This decrease was offset by: (1) increased borrowings used to finance: (a) acquisitions during the fourth quarter of 2007 in the amount of $268.3 million; (b) the payment of cash dividends to our shareholders of $21.6 million in 2008 and $58.0 million in 2007; and (c) stock repurchases during 2008 of $13.9 million and during 2007 of $55.0 million; and (2) interest expense of $0.9 million related to the resolution of certain litigation.

- During the year ended December 31, 2008, we repurchased $66.5 million of our Notes and recognized a net gain on extinguishment of debt of $6.9 million.

- On June 18, 2007, we entered into a new credit facility that resulted in the recognition of a $0.5 million loss on the early extinguishment of debt related to the write-off of deferred financing costs during the second quarter of 2007.

**Other**

- During the years ended 2008 and 2007, we recorded an impairment loss of $835.7 million and $84.0 million, respectively, in connection with our review of goodwill and broadcasting licenses. Please refer to Note 3 in the accompanying notes to the financial statements for further discussion of the contributing factors to the impairment loss.

- In 2008, our income tax benefit on loss from continuing operations was negatively impacted by an increase to our valuation allowance of $59.4 million to fully reserve our net deferred tax assets. The increase was primarily due to the cumulative losses incurred by us since 2006, which caused uncertainty as to the realization of the deferred tax assets in future years.

- During 2008, we recovered $3.6 million from our insurance company for damages resulting from Hurricane Katrina.

- During the first quarter of 2008, we reviewed our carrying amount for the Rochester assets then held for sale and determined that an impairment loss of $6.7 million was necessary as a result of the status of our then ongoing divestiture process.

- During the first quarter of 2007, we recorded a discrete income tax expense adjustment of $2.9 million as we commenced operations in 2007 in states which on average have higher income tax rates than in states in which we had previously operated.

***Net Revenues***

| | Years Ended | |
|---|---|---|
| | **December 31, 2008** | **December 31, 2007** |
| | **(dollars in millions)** | |
| Net Revenues | $ 438.8 | $ 468.4 |
| Amount of Change | $ (29.6) | |
| Percentage Change | (6.3%) | |

Our decrease in net revenues was primarily due to: (1) weak demand for advertising in general that contributed to an overall decline in total market revenues in most of the markets where we operate stations; and (2) the commencement of operations by other parties under TBAs on: (a) February 26, 2007 for three of our seven Seattle radio stations; (b) February 26, 2007 for four radio stations in the Cincinnati market; and (c) February 26, 2007 for one radio station in the Austin market. Our decrease in net revenues was offset by: (i) the acquisition on November 30, 2007 of four radio stations in the Rochester market of which two radio stations were reflected in continuing operations; (ii) the commencement by us of operations under a TBA on February 26, 2007 of three radio stations in the San Francisco market; and (iii) increases in net revenues for our radio stations in markets such as Buffalo, Madison and Milwaukee.

*Same Station Considerations*:

- Net revenues in 2008 were not impacted by any acquisitions or dispositions of radio stations as of the beginning of the period.

- Net revenues in 2007 would have been higher by $3.3 million if we had adjusted net revenues to give effect to acquisitions or dispositions of radio stations as of the beginning of the period.

***Station Operating Expenses***

| | Years Ended | |
|---|---|---|
| | **December 31, 2008** | **December 31, 2007** |
| | **(dollars in millions)** | |
| Station Operating Expenses | $ 276.2 | $ 283.5 |
| Amount of Change | $ (7.3) | |
| Percentage Change | (2.6%) | |

The decrease in station operating expenses was primarily due to the factors leading to the decrease in net revenues as described above as certain variable expenses decrease with a corresponding decrease in net revenues, offset by the effects of inflation.

In the fourth quarter of 2008, we initiated several cost reduction initiatives, including certain station operating expense and personnel reductions and the cessation of our Company's voluntary employee benefits matching programs. While the impact of these initiatives was not material in this quarter, future periods will have benefited from these actions and any other cost reduction actions.

*Same Station Considerations*:

- Station operating expenses in 2008 were not impacted by any acquisitions or dispositions of radio stations as of the beginning of the period.

- Station operating expenses in 2007 would have been higher by $1.9 million if we had adjusted station operating expenses to give effect to acquisitions or dispositions of radio stations as of the beginning of the period.

***Depreciation And Amortization Expense***

| | Years Ended | | |
|---|---|---|---|
| | **December 31, 2008** | | **December 31, 2007** |
| | **(dollars in millions)** | | |
| Depreciation And Amortization Expense | $ 20.4 | | $ 16.6 |
| Amount of Change | $ 3.8 | | |
| Percentage Change | 22.9% | | |

Depreciation and amortization expense increased due to the acquisitions of radio station assets in the first quarter of 2008 and in the fourth quarter of 2007 (other than those assets in Rochester, New York, that were acquired and held for sale or those assets in Cincinnati, Ohio, which were acquired and reflected as an investment in deconsolidated subsidiaries), which included certain amortizable assets with lives of a short duration.

***Corporate General And Administrative Expenses***

| | Years Ended | | |
|---|---|---|---|
| | **December 31, 2008** | | **December 31, 2007** |
| | **(dollars in millions)** | | |
| Corporate General And Administrative Expenses | $ 26.9 | | $ 28.9 |
| Amount of Change | $ (2.0) | | |
| Percentage Change | (6.9%) | | |

Corporate general and administrative expenses decreased primarily due to: (1) a decrease in legal expenses of $1.4 million primarily associated with certain legal proceedings in the year ended December 31, 2007 which did not recur in 2008; and (2) a deferred compensation expense reduction of $1.0 million as a result of a decrease in the value of the unfunded obligation as the deferred compensation liability generally tracks the movements in the stock market.

The decrease in corporate general and administrative expense was offset by an increase in non-cash compensation expense of $1.5 million due to: (a) the cumulative effect of equity awards issued over multiple years, including 2008, with the awards vesting over periods of up to four years; and (b) the acceleration of vesting of equity awards for a key officer.

***Operating Income (Loss)***

| | Years Ended | | |
|---|---|---|---|
| | **December 31, 2008** | | **December 31, 2007** |
| | **(dollars in millions)** | | |
| Operating Income (Loss) | $ (710.3) | | $ 41.9 |
| Amount of Change | $ (752.2) | | |
| Percentage Change | NM | | |

The decrease in operating income to an operating loss was primarily due to an increase in an impairment loss of $751.7 million in connection with our review of broadcasting licenses and goodwill during the fourth quarter of 2008 and our review of goodwill during the second quarter of 2008 (see Note 3 in the accompanying notes to the financial statements), which loss was primarily due to: (1) an increase in the discount rate used; (2) a decrease in

station transaction multiples; and (3) a decrease in advertising revenue growth projections for the broadcasting industry. This decrease in operating income was offset by: (i) a decrease in time brokerage agreement fees of $14.2 million, primarily due to the cessation of a TBA on November 30, 2007; and (ii) an increase in net gain on sale or disposal of assets of $9.3 million primarily related to our sale of three radio stations in Seattle, Washington, in connection with an exchange agreement that was completed during the first quarter of 2008.

*Same Station Considerations*:

- Operating loss in 2008 was not impacted by any acquisitions or dispositions of radio stations as of the beginning of the period.

- Operating income in 2007 would have been higher by $1.4 million if we had adjusted operating income to give effect to acquisitions or dispositions of radio stations as of the beginning of the period.

***Interest Expense***

| | Years Ended | | | |
|---|---|---|---|---|
| | December 31, 2008 | | | December 31, 2007 |
| | (dollars in millions) | | | |
| Interest Expense | $ | 45.0 | $ | 51.2 |
| Amount of Change | $ | (6.2) | | |
| Percentage Change | | (12.1%) | | |

The decrease in interest expense was primarily due to: (i) a decline in interest rates during the year ended December 31, 2008 as compared to the year ended December 31, 2007; and (ii) the repurchase during 2008 of $66.5 million of our Notes which have a higher interest rate than the replacement debt. This decrease was offset by: (1) higher average outstanding debt under our senior credit agreement used to finance: (a) the acquisition of radio station assets in several markets in the amount of $268.3 million during the fourth quarter of 2007; (b) dividend payments of $21.6 million in 2008 and $58.0 million in 2007; and (c) the repurchase of our common stock in the amount of $13.9 million during 2008; and (2) higher interest expense of $0.9 million related to the resolution of certain litigation.

***Loss From Continuing Operations Before Income Taxes (Benefit)***

| | Years Ended | | | |
|---|---|---|---|---|
| | December 31, 2008 | | | December 31, 2007 |
| | (dollars in millions) | | | |
| Loss From Continuing Operations Before Income Taxes (Benefit) | $ | (745.2) | $ | (7.7) |
| Amount of Change | $ | (737.5) | | |
| Percentage Change | | NM | | |

The net change was primarily attributable to an increase in impairment loss of $751.7 million due to the reasons as described above under Operating Income (Loss). The increase in loss from continuing operations before income tax provision (benefit) was offset by: (1) a $6.9 million gain on the retirement of our Notes; (2) a decrease in our interest expense of $6.1 million for the reasons described above under Interest Expense; and (3) a $2.4 million increase in other income related to an insurance recovery.

### *Income Taxes (Benefit)*

| | Years Ended | |
|---|---|---|
| | December 31, 2008 | December 31, 2007 |
| | (dollars in millions) | |
| Income Taxes (Benefit) | $ (232.6) | $ 0.7 |
| Amount of Change | $ (233.3) | |
| Percentage Change | NM | |

The net change in income tax provision (benefit) was primarily the result of the net change as described above under Loss From Continuing Operations Before Income Tax Provision (Benefit). In addition, we recorded discrete items of tax of: (1) $59.4 million for the year ended December 31, 2008 primarily due to an increase to our valuation allowance to fully reserve our net deferred tax assets; and (2) $2.9 million for the year ended December 31, 2007 resulting from the commencement of operations in 2007 in states which on average have higher income tax rates than in states in which we previously operated and the resulting effect on previously reported temporary differences between the tax and financial reporting bases of our assets and liabilities.

For the years ended December 31, 2008 and 2007, our income tax rate was 31.2% and 9.0%, respectively. Included in the tax rate for the years ended December 31, 2008 and 2007 were discrete items of tax (as described above) in the amount of $59.4 million and $2.9 million, respectively.

For the year ended December 31, 2008, the income tax benefit was $232.6 million, which resulted from a reduction in deferred tax liabilities primarily due to the recording of an impairment loss of $835.7 million. For the year ended December 31, 2007, the income tax expense of $0.7 million was comprised of a current tax credit of $8.9 million and a deferred tax expense of $9.6 million.

Our net non-current deferred tax liabilities were eliminated as of December 31, 2008 primarily due to the deferred tax benefit associated with the $835.7 million impairment loss to our indefinite-lived intangible assets. Our net non-current deferred tax liabilities as of December 31, 2007 were $235.6 million. The deferred tax liabilities primarily relate to differences between book and tax bases of certain of our indefinite-lived intangibles (broadcasting licenses and goodwill). We do not amortize our indefinite-lived intangibles for financial statement purposes, but instead test them annually for impairment. The amortization of our indefinite-lived assets for tax purposes but not for book purposes creates deferred tax liabilities. A reversal of deferred tax liabilities may occur when: (1) indefinite-lived intangibles become impaired; or (2) indefinite-lived intangibles are sold for cash, which would typically only occur in connection with the sale of the assets of a station or groups of stations or the entire company in a taxable transaction.

### *Loss From Continuing Operations*

| | Years Ended | |
|---|---|---|
| | December 31, 2008 | December 31, 2007 |
| | (dollars in millions) | |
| Loss From Continuing Operations | $ (512.6) | $ (8.4) |
| Amount of Change | $ (504.2) | |
| Percentage Change | NM | |

The increase in loss from continuing operations is primarily due to the reasons described above under Loss From Continuing Operations Before Income Tax Provision (Benefit), net of income taxes (benefit).

*Income (Loss) From Discontinued Operations, Net Of Taxes (Benefit)*

| | Years Ended | |
|---|---|---|
| | December 31, 2008 | December 31, 2007 |
| | (dollars in millions) | |
| Income (Loss) From Discontinued Operations, Net Of Taxes (Benefit) | $ (4.1) | $ - |
| Amount of Change | $ (4.1) | |
| Percentage Change | NM | |

The net change was primarily due to a non-cash impairment loss of $4.6 million (net of an income tax benefit of $2.1 million) in the first quarter of 2008 for the Rochester assets which were then held for sale and were subsequently disposed of during the third quarter of 2008.

*Net Loss*

| | Years Ended | |
|---|---|---|
| | December 31, 2008 | December 31, 2007 |
| | (dollars in millions) | |
| Net Loss | $ (516.7) | $ (8.4) |
| Amount of Change | $ (508.3) | |
| Percentage Change | NM | |

The net change was primarily attributable to the reasons described above under Loss From Continuing Operations Before Income Tax Provision (Benefit) and under Income Tax Provision (Benefit).

**Future Impairments**

We may determine that it will be necessary to take impairment charges in future periods for various reasons, including if the economic downturn worsens and/or continues for an extended period of time. Although the annual impairment test of our broadcasting licenses and goodwill was performed in the second quarter of 2009, we may be required to retest prior to our next annual evaluation. Any such impairment could be material. As of December 31, 2009, no interim impairment test was required during 2009 for our broadcasting licenses and goodwill.

**Liquidity And Capital Resources**

***Liquidity***

We have used a significant portion of our capital resources to repurchase most of our Notes, acquire radio station assets, repurchase shares of our Class A common stock and pay dividends to our shareholders. Generally, our cash requirements are funded from one or a combination of the following sources: (1) internally generated cash flow; (2) borrowings under our credit agreement; and (3) the sales of assets.

Historically, we have carried significant amounts of debt. As of December 31, 2009, we had outstanding $749.8 million, including: (1) $729.2 million under our Bank Facility; (2) $12.6 million in finance method lease obligations; (3) $6.6 million in Notes; and (4) $1.5 million in a letter of credit. As of December 31, 2009, we had $10.8 million in cash and cash equivalents. During the year ended December 31, 2009, we decreased our outstanding debt by $85.3 million (which included a discount of $21.6 million on the repurchase of our Notes). During the year ended December 31, 2008, we decreased our outstanding debt by $140.0 million (which included a $7.9 million discount on the repurchase of our Notes) due in part to the cash available from the sale of a station in Austin, Texas, for $20.0 million, $12.2 million net cash proceeds made available from the sale of three radio stations in our Rochester, New York, market as well as the receipt of $14.6 million in income tax refunds.

***Our Credit Agreement, As Amended***

During March 2010, we amended (the "Amendment") our Bank Facility with certain key terms, as defined within the Bank Facility, revised as follows:

- Depending on the Consolidated Leverage Ratio (Consolidated Funded Indebtedness to Consolidated Operating Cash Flow), we may elect a rate equal to a choice of: (1) the Eurodollar Rate plus fees that can range from 0.5% to 2.5%; or (2) the Base Rate plus fees that can range from 0.0% to 1.5%, where the Base Rate is the highest of: (a) the Federal Funds Rate plus 0.5%; (b) the Eurodollar Rate plus 1.0%; and (c) the Prime Rate;
- During periods when the Consolidated Leverage Ratio exceeds six times, we are restricted in our ability to take certain actions, including but not limited to, the payment of dividends and the repurchase of our stock;
- Certain restrictions and limitations on acquisitions and investments; and
- A maximum Consolidated Leverage Ratio that cannot exceed seven times in 2010 and which ratio decreases quarterly in 2011 to a ratio of six times.

As of December 31, 2009, we have $3.3 million of unamortized deferred financing expenses outstanding related to the Bank Facility and we expect to incur estimated additional costs of approximately $5.2 million in connection with the Amendment.

Our Bank Facility with a syndicate of 33 lenders as of December 31, 2009, is comprised of: (i) a Revolver of $650 million, of which $359.0 million is outstanding as of December 31, 2009; and (ii) a Term Loan of $400 million, of which $370.0 million is outstanding as of December 31, 2009. The Term Loan reduces (from and after September 30, 2009) in quarterly amounts starting at $15 million and ultimately increasing to $60 million. The Revolver provides us with funds for working capital and general corporate purposes including capital expenditures, and, except as limited under the Amendment, any one or more of the following: repurchases of Class A common stock, investments, dividends and acquisitions. The Bank Facility is secured by a pledge of 100% of the capital stock and other equity interest in all of our wholly owned subsidiaries. In addition, the Bank Facility, as amended, is secured by a lien on all of our assets, other than our real property.

As of December 31, 2009, the undrawn amount of the Revolver was $289.5 million. The amount available under the Revolver is a function of covenant compliance at the time of borrowing. Based on our financial covenant analysis as of December 31, 2009, we would be limited to borrowings significantly less than the undrawn limit unless such borrowings were used to repay indebtedness or for transactions that increase cash flow for purposes of covenant calculation. We plan to use the Revolver and cash flow from operations to fund the amortization of the Term Loan.

The Bank Facility, as amended, requires us to comply with certain financial covenants which are defined terms within the agreement, including: (1) a maximum Consolidated Leverage Ratio that cannot exceed seven times in 2010 and which decreases quarterly in 2011 to a ratio that will not exceed six times (prior to the Amendment, the Consolidated Leverage Ratio could not exceed six times); and (2) a minimum ratio of Consolidated Operating Cash Flow to Consolidated Interest Charges of two times. Management believes we are in compliance with all financial covenants and leverage ratios and all other terms of the Bank Facility as of December 31, 2009.

We believe that over the next 12 months we will continue to maintain our compliance with these covenants. We believe that cash on hand and cash from operating activities, together with available borrowings under the Revolver will be sufficient to permit us to meet our liquidity requirements over the next 12 months, including our debt repayments. While our operating cash flow has been reduced from prior periods during the recent economic downturn, it has remained positive and adequate to fund our operating needs. As a result, we have not been required to rely upon, and we do not anticipate having to rely upon, our Revolver to fund our operations

Our ability to maintain compliance with our covenants will be highly dependent on our results of operations as the economy recovers from the recent economic downturn and, to the extent necessary, our ability to implement remedial measures such as further reductions in operating costs. If we were to enter into an agreement with our lenders for covenant compliance relief, such relief could result in higher interest expense.

Failure to comply with our financial covenants or other terms of our Bank Facility and the failure to negotiate and obtain any required relief from our lenders could result in the acceleration of the maturity of all outstanding debt. Under these circumstances, the acceleration of our debt could have a material adverse effect on our business. Notwithstanding the foregoing, we may from time-to-time seek to amend our existing Bank Facility or obtain other funding or additional financing, which may result in higher interest rates. Amending our Bank Facility or obtaining other funding or additional financing prior to the expiration of the current agreement will be essential as the Revolver will be due as a balloon payment upon the expiration of the Bank Facility on June 30, 2012.

The recent economic downturn reduced demand for advertising in general, including advertising on our radio stations during 2009. Economic conditions sequentially improved throughout 2009 and, based upon early indications for 2010, this negative trend appears to be reversing, primarily due to the strengthening of advertiser demand. We anticipate that revenue trends will be positive in 2010 as the economy and the advertising environment rebound and we compare favorably to prior periods.

***Operating Activities***

Net cash flows provided by operating activities were $73.9 million and $130.6 million for the years ended December 31, 2009 and 2008, respectively. The decrease was mainly attributable to: (1) a decrease in 2009 of $44.2 million in net revenues, net of station operating expenses; and (2) a decrease in 2009 of $21.4 million in prepaid and refundable taxes as we received $14.6 million of state and federal tax refunds in 2008 and we expect to receive $7.0 million in federal tax refunds in 2010.

Net cash flows provided by operating activities were $130.6 million and $93.5 million for the years ended December 31, 2008 and 2007, respectively. The increase in 2008 was mainly attributable to a net decrease in working capital requirements of $42.0 million, primarily due to: (1) a $22.2 million reduction in prepaid and refundable income taxes as we received income tax refunds in 2008 of $14.6 million; (2) a $13.8 million reduction in outstanding accounts receivable; and (3) an increase in accounts payable and accrued liabilities of $6.7 million primarily due to $8.3 million that was accrued as of December 31, 2006, paid in 2007, and that related to a settlement with the New York Attorney General and an investigation by the FCC.

***Investing Activities***

For the year ended December 31, 2009, net cash flows used in investing activities of $2.1 million primarily reflect additions to property and equipment of $2.5 million.

For the year ended December 31, 2008, net cash flows provided by investing activities of $31.9 million primarily reflect $20.0 million in net cash proceeds from the sale of a station in Austin, Texas, and $12.2 million in net cash proceeds from the sale of three stations in Rochester, New York, offset by cash used in investing activities for additions to property and equipment of $8.6 million.

For the year ended December 31, 2007, net cash flows used in investing activities of $273.9 million primarily reflect: (1) the purchase of radio station assets of $268.3 million; and (2) additions to property and equipment of $9.3 million, offset by: (i) $2.9 million from the sale of investments; (ii) $1.8 million from insurance recovery proceeds; and (iii) $1.4 million from the reduction of station acquisition deposits and costs.

***Financing Activities***

Net cash flows (used in) provided by financing activities were $(65.4) million, $(169.2) million and $180.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. For the year ended December 31, 2009, the cash flows used in financing activities primarily reflects the net repurchase of our Notes (after a discount of $21.6 million).

For the year ended December 31, 2008, the cash flows used in financing activities primarily reflect the net repayment of debt (including the repurchase of our Notes) of $132.2 million, the payment of dividends of $21.6 million and the repurchase of our common stock of $13.9 million.

For the year ended December 31, 2007, net cash flows provided by financing activities primarily reflect a net increase in outstanding indebtedness of $297.5 million, offset by: (1) the payment of $58.0 million in dividends; (2) the repurchase of $55.0 million of our Class A common stock; and (3) deferred financing expense of $4.7 million related to our new credit facility.

***Our Former Credit Agreement***

Our former credit agreement ("Former Facility") consisted of a five-year $900 million (as amended) senior secured revolving credit agreement with a syndicate of banks that was to mature on August 11, 2009. The Former Facility was secured by a pledge of 100% of the capital stock and other equity interest in all of our 100% owned

subsidiaries and required us to comply with certain financial covenants and leverage ratios, which were defined terms within the agreement.

***Income Taxes***

During the years ended December 31, 2009, 2008 and 2007, we paid a nominal amount in income taxes as we have benefited from the tax deductions available on acquired assets, which are primarily intangible assets such as broadcasting licenses and goodwill. We anticipate that it will not be necessary to make any additional quarterly estimated federal, and most state, income tax payments for 2010, based upon projected quarterly taxable income and our ability to utilize federal net operating loss carryforwards beginning with 2009 and certain state net operating loss carryforwards beginning with 2006.

***Income Tax Refunds***

As a result of tax legislation during the fourth quarter of 2009 that allowed us to carryback our 2008 net operating loss for five years rather than for two years, we recorded $7.0 million under prepaid and refundable income taxes as we expect to recover this amount in the first quarter of 2010 for income taxes we previously paid.

In 2008, we received $14.6 million in income tax refunds that was primarily comprised of: (1) $8.4 million in previously paid federal income taxes as a result of a 2007 net operating loss carryback; and (2) $6.2 million in refunds related to federal and state estimated tax prepayments.

***Dividends***

Previously, we have used a portion of our capital resources to pay dividends on a quarterly basis effective beginning with the first quarter of 2006 and ending with and including the third quarter of 2008. Our Board of Directors has not declared any dividends since that time.

Pursuant to our Bank Facility as amended during March 2010, during periods when our Consolidated Leverage Ratio exceeds six times, we will be prohibited from paying dividends.

Any future dividends will be at the discretion of the Board of Directors based upon the relevant factors at the time of such consideration.

***Share Repurchase Programs***

Our most recent share repurchase program, which had $25.4 million remaining in authorization for repurchases, expired on June 30, 2009. Depending on market conditions and other factors, new share repurchase programs could be commenced or suspended at any time or from time to time without prior notice.

Over the past several years, our Board of Directors authorized several programs to repurchase our Class A common stock. Under these repurchase programs, we repurchased and immediately retired: (1) in 2009, 0.7 million shares for an aggregate of $0.9 million at an average price of $1.34 per share; (2) in 2008, 2.1 million shares for an aggregate of $13.9 million at an average price of $6.72 per share; and (3) in 2007, 2.2 million shares for an aggregate of $55.0 million at an average price of $25.28 per share.

***2009 Option Exchange Program***

In February 2009, our Board of Directors approved an amendment to the Entercom Equity Compensation Plan to permit a one-time Option Exchange Program ("2009 OEP"), which amendment was approved at the May 2009 shareholders' meeting. On April 13, 2009, we commenced the 2009 OEP (subject to shareholder approval) by making an exchange offer to our eligible employees and non-employee directors. We offered such persons the opportunity to make an election to exchange all of their outstanding stock options with exercise prices equal to or greater than $11.80 per share for a lesser number of restricted stock units. The exchange ratio under the 2009 OEP was as follows:

| Option Strike Price | Exchange Ratio (Options For RSUs) |
|---|---|
| At least $11.80, but less than $30.00 | 2.25 for 1 |
| $30.00 or more | 4.5 for 1 |

On May 15, 2009, following the May 14, 2009 expiration of our 2009 OEP, we granted 0.7 million restricted stock units in exchange for 2.1 million options. As a result of the 2009 OEP, the number of restricted stock units that can be issued under the Plan was effectively increased by 0.7 million as all restricted stock units granted did not count against the restricted stock sublimit. In addition, the number of awards that can be issued under the Plan was effectively reduced by 2.1 million as all options that were exchanged will not be available for re-grant under the Plan.

***Senior Subordinated Note Repurchases***

On March 5, 2002, we issued $150.0 million of Notes due March 1, 2014. As of December 31, 2009 and 2008, we had outstanding $6.6 million and $83.5 million, respectively, as we repurchased and retired, during the years 2009 and 2008, $76.9 million and $66.5 million of the Notes, respectively.

On March 8, 2010, we redeemed at par all of the remaining $6.6 million Notes outstanding.

Interest on the Notes, which were in denominations of $1,000 each, accrued at the rate of 7.625% per annum and were payable semi-annually in arrears on March 1 and September 1. Effective March 1, 2010, the Notes were callable at a redemption price of 100.0% of their principal amount plus accrued interest. The Notes were unsecured and ranked junior to our senior indebtedness. Our Notes also required us to comply with certain covenants that limited, among other things, our ability to incur indebtedness and to make certain payments.

***Capital Expenditures***

Capital expenditures for the years ended December 31, 2009, 2008 and 2007 were $2.5 million, $8.6 million and $9.3 million, respectively. We anticipate that capital expenditures in 2010 will be between $4.0 million and $5.0 million.

***Credit Rating Agencies***

Effective for 2009, we elected to discontinue our subscription to such ratings services. On a continuing basis, credit rating agencies such as Moody's Investor Services and Standard and Poor's may evaluate our debt in order to assign a credit rating. Any future significant downgrade in our credit rating could adversely impact our future liquidity by limiting or eliminating our ability to obtain debt financing.

**Contractual Obligations**

The following table reflects a summary of our contractual obligations as of December 31, 2009:

| | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations:** | **Total** | **Less Than 1 Year** | **1 To 3 Years** | **3 To 5 Years** | **More Than 5 Years** |
| | (amounts in thousands) | | | | |
| Long-term debt obligations (1) | $ 779,554 | $ 103,085 | $ 669,193 | $ 7,233 | $ 43 |
| Operating lease obligations | 67,274 | 11,837 | 20,985 | 14,699 | 19,753 |
| Finance method lease obligations (2) | 31,588 | 706 | 1,477 | 14,177 | 15,228 |
| Purchase obligations (3) | 235,133 | 63,330 | 90,316 | 46,487 | 35,000 |
| Other long-term liabilities (4) | 29,415 | 1,362 | 13,665 | 1,129 | 13,259 |
| Total | $ 1,142,964 | $ 180,320 | $ 795,636 | $ 83,725 | $ 83,283 |

(1) (a) Our Bank Facility had outstanding debt in the amount of $729.0 million as of December 31, 2009. The maturity under our Bank Facility could be accelerated if we do not maintain compliance with certain covenants.
(b) Under our Notes, the maturity could be accelerated if we do not maintain compliance with certain covenants or could be repaid in cash by us at our option prior to the due date of the Notes. On March 8, 2009, we redeemed at par all of the remaining $6.6 million Notes outstanding.
(c) The above table includes projected interest expense under the remaining term of our Bank Facility and our Notes.

(2) Finance lease obligations outstanding include principal and interest expense. When our continuing involvement in this transaction ceases over a remaining period of 42 months in the year 2013, we expect we will discontinue finance accounting and instead treat our obligations under the accounting guidance for capital and operating leases.

Also, we will recognize additional obligations included in the above table that cover lease payments for the period subsequent to the 42 month period of continuing involvement. The minimum term for each of the leases is 20 years, which covers the period of continuing involvement and the period subsequent to continuing involvement. For further discussion, see Note 9, Financing Method Lease Obligations in the accompanying notes to the financial statements.

(3) (a) We have purchase obligations of $233.6 million including contracts primarily for on-air personalities, sports programming rights, ratings services, music licensing fees, equipment maintenance and certain other operating contracts.
(b) In addition to the above, we have $1.5 million in liabilities primarily related to our obligation to provide a letter of credit.

(4) Included within total other long-term liabilities of $29.4 million are liabilities for unrecognized tax positions of $5.3 million, which have been reflected in the above table in the column labeled as "More Than 5 Years" as it is impractical to determine whether there will be a cash impact to an individual year. Please see Note 7, Income Taxes, in the accompanying notes to the consolidated financial statements for a discussion of deferred tax liabilities, including liabilities for unrecognized tax positions.

**Off-Balance Sheet Arrangements**

We utilize letters of credit to back certain payment and performance obligations. Letters of credit are subject to limits based on amounts outstanding under our credit facility. We had an outstanding letter of credit of $1.5 million as of December 31, 2009.

We enter into interest rate contracts (collars and swaps) to hedge a portion of our variable rate debt. See Note 10 in the accompanying notes to the consolidated financial statements for a detailed discussion of our derivative instruments.

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet financial arrangements or other contractually narrow or limited purposes at December 31, 2009. Accordingly, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

As of December 31, 2009, we had no other off-balance sheet arrangements.

**Market Capitalization**

As of December 31, 2009 and 2008, our total market capitalization was $263.1 million and $45.6 million, respectively, which was $149.1 million more and $54.6 million less, respectively, than our equity book value. As of December 31, 2009 and 2008, our stock price was $7.07 per share and $1.23 per share, respectively. The difference in market capitalization versus equity book value can be attributed to: (i) a partial recovery in our stock price as compared to recent historical averages; and (ii) a reduction in equity book value due to impairments to broadcasting

licenses and goodwill during the past several years (please refer to Note 3, Intangible Assets And Goodwill in the accompanying notes to the financial statements for a discussion of impairment losses in 2009, 2008 and 2007).

**Intangibles**

As of December 31, 2009, approximately 79.8% of our total assets consisted of radio broadcast licenses and goodwill, the value of which depends significantly upon the operational results of our business. We could not operate our radio stations without the related FCC license for each station. FCC licenses are subject to renewal every eight years; consequently, we continually monitor the activities of our stations to ensure they comply with all regulatory requirements. Subject to delays in processing by the FCC, historically, all of our licenses have been renewed at the end of their respective eight-year periods, and we expect that all licenses will continue to be renewed in the future. (See Part I, Item 1A, "Risk Factors," for a discussion of the risks associated with the renewal of licenses.)

**Inflation**

In 2009, we were not significantly impacted by the effects of inflation on our radio station operating expenses, including wages and equipment, although the exact impact cannot be reasonably determined.

**Recent Accounting Pronouncements Not Yet Adopted**

In June, 2009, the accounting standards were amended for determining whether to consolidate a variable interest entity. These amended standards eliminate a mandatory quantitative approach to determine whether a variable interest provides the entity with a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis, and require an ongoing reassessment of whether an entity is the primary beneficiary. These amended standards are effective January 1, 2010. We do not anticipate the adoption of these amendments to have any effect on our results of operations, cash flows or financial position.

For a discussion of recent accounting pronouncements which impacted 2009, please see Note 2 in the accompanying consolidated financial statements.

**Critical Accounting Policies**

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the amount of reported revenues and expenses during the reporting period. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different circumstances or by using different assumptions.

We consider the following policies to be important in understanding the judgments involved in preparing our financial statements and the uncertainties that could affect our financial position, results of operations or cash flows.

***Revenue Recognition***

We recognize revenue from the sale of commercial broadcast time to advertisers when the commercials are broadcast, subject to meeting certain conditions such as persuasive evidence that an arrangement exists, the price is fixed and determinable and collection is reasonably assured. These criteria are generally met at the time an advertisement is broadcast, and the revenue is recorded net of advertising agency commission. Based upon past experience, the use of these criteria has been a reliable method to recognize revenues.

***Allowance For Doubtful Accounts***

We record an allowance for doubtful accounts for estimated losses resulting from our customers' failure to make payments to us. We specifically review historical write-off activity by market, large customer concentrations, customer creditworthiness, the economic conditions of the customer's industry, and changes in our customer

payment practices when evaluating the adequacy of the allowance for doubtful accounts. Our historical estimates have been a reliable method to estimate future allowances. Our historical reserves have generally ranged between 3% and 5% of our outstanding receivables. Due to the recent economic downturn and its effect on our business and our customer base, our accounts receivable reserve has been in the higher range with a reserve of 4.6% as of December 31, 2009 and higher than usual in the prior year with a reserve of 5.6% as of 2008. If the financial condition of our customers or markets were to deteriorate, resulting in an impairment of their ability to make payments, then additional allowances could be required. Our net income would be negatively impacted by $0.02 per share (basic and diluted), assuming a 1% increase in our outstanding accounts receivable allowance of $0.7 million as of December 31, 2009 (assuming a full valuation allowance against any tax benefit).

***Contingencies And Litigation***

On an ongoing basis, we evaluate our exposure related to contingencies and litigation and record a liability when available information indicates that a liability is probable and estimable. We also disclose significant matters that are reasonably possible to result in a loss or are probable but not estimable.

***Estimation Of Our Tax Rates***

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments must be used in the calculation of certain tax assets and liabilities because of differences in the timing of recognition of revenue and expense for tax and financial statement purposes.

We must assess the likelihood that we will be able to recover our deferred tax assets. In 2009 and 2008, we recorded full valuation allowances for our net deferred tax assets primarily due to our cumulative losses over the past three years. As changes occur in our assessments regarding our ability to recover our deferred tax assets, our tax provision is decreased in any period in which we determine that the recovery is probable.

In addition, the calculation of our tax liabilities requires us to account for uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on the two-step process prescribed within the interpretation of accounting for uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit based upon its technical merits, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that has greater than a 50% likelihood of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions, and review whether any new uncertain tax positions have arisen, on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, historical experience with similar tax matters, guidance from our tax advisors, and new audit activity. A change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period in which the change occurs.

We believe our estimates of the value of our tax contingencies and valuation allowances are critical accounting estimates, as they contain assumptions based on past experiences and judgments about potential actions by taxing jurisdictions. It is reasonably likely that the ultimate resolution of these matters may be greater or less than the amount that we have currently accrued. Excluding discrete items of tax, changes in our valuation allowance and impairment losses, our tax rate over the past several years has varied between a range of high 30% to low 40%. The effect of a 1% increase in our estimated tax rate as of December 31, 2009, would be minimal as the 1% tax would be applied to a marginal loss for the year.

***Valuation Of Share-Based Compensation***

We determine the fair value of our employee stock options at the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the value of exchange-traded options that have no vesting restrictions and are fully transferable. Our employee stock options have characteristics significantly different from these traded options. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility and expected term of the options granted.

We determine the fair value of restricted stock units with service and market conditions using a Monte Carlo simulation model. The fair value is based on the use of certain assumptions regarding a number of highly complex and subjective variables. If other reasonable assumptions were used, the results could differ.

***Radio Broadcasting Licenses And Goodwill***

We have made acquisitions in the past for which a significant amount of the purchase price was allocated to broadcasting licenses and goodwill assets. As of December 31, 2009, we have recorded approximately $746.0 million in radio broadcasting licenses and goodwill, which represents 79.8% of our total assets at that date. We must conduct impairment testing at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, and charge to operations an impairment expense only in the periods in which the recorded value of these assets is more than their fair value. After an impairment expense is recognized, the recorded value of these assets will be reduced by the impairment recognized and this shall be the assets' new accounting basis. In 2009 and 2008, we recorded impairment losses of $67.7 million and $835.7 million, respectively, for radio broadcasting licenses and goodwill.

We believe our estimate of the value of our radio broadcasting licenses and goodwill assets is a critical accounting estimate as the value is significant in relation to our total assets, and our estimate of the value uses assumptions that incorporate variables based on past experiences and judgments about future performance of our stations. These variables include but are not limited to: (1) the risk-adjusted discount rate used in the valuation of fair value; (2) market share and profit margin of an average station within a market based upon market size and station type; (3) the forecast growth rate of each radio market, including assumptions regarding each market's population, household income, retail sales and other factors that would influence advertising expenditures; (4) estimated capital start-up costs and losses incurred during the early years; (5) the likely media competition within the market area; (6) an effective tax rate assumption; and (7) future terminal values. Changes in our estimates of the fair value of these assets could result in material future period write-downs in the carrying value of our broadcasting licenses and goodwill assets.

During the second quarter of 2009, we completed the impairment test for broadcasting licenses and determined that the fair value of the broadcasting licenses was less than the amount reflected in the balance sheet for each of our markets, other than Seattle, and recorded an impairment loss of $60.8 million. The prolonged economic downturn negatively impacted the radio broadcasting industry as advertising revenues continued to decline and expectations for growth over the next year were reduced. The projected growth levels for the industry and for us were less than those originally forecasted for 2009, which was the primary reason for further impairment to broadcasting licenses in the second quarter. As revenues decline, profitability levels are also negatively impacted as fixed costs represent a large component of a radio station's operating expenses. As a result, the asset base is particularly sensitive to the impact of continued declining revenues.

The methodology we use in determining our key estimates and assumptions for broadcasting licenses was applied consistently to each market (each market's broadcasting licenses are a single unit of accounting). As a result, the analysis for each market is the same. Of the seven variables identified above, we believe that the first three (in clauses (1) through (3)) are the most important to the determination of value. The following table reflects these key estimates and assumptions since the most recent impairment test for broadcasting licenses in the fourth quarter of 2008. The table also depicts the range of operating profit margin and market long-term revenue growth rates used for determining the fair value of our broadcasting licenses. In general, when comparing between the second quarter of 2009 and the fourth quarter of 2008: (1) the market specific operating profit margin range declined; and (2) the market long-term revenue growth rates were consistent; however, current period revenues were less than previously projected for 2009.

| | **Second Quarter 2009** | **Fourth Quarter 2008** |
|---|---|---|
| Discount rates | 10.6% | 10.6% |
| Operating profit margin ranges | 21.0% to 44.0% | 21.0% to 46.7% |
| Market long-term revenue growth rates | 1.0% to 2.5% | 1.0% to 2.0% |

We believe all of our markets' broadcasting licenses, except for one, are at risk for future impairment. The methodology used in determining our key estimates and assumptions was applied consistently to each market. While

we believe we have made reasonable estimates and assumptions to calculate the fair value of our broadcasting licenses, these estimates and assumptions could be materially different. If actual results for the industry are not consistent with our estimates and assumptions, then we could incur additional impairments.

Operating profit margins are defined as profit before interest, depreciation and amortization, income tax and corporate allocation charges. Operating profits are then divided by broadcast revenues, net of agency and national representative commissions, to compute the operating profit margins. Operating profit margins are projected based upon industry operating profit norms, which reflect market size and station type. This assumption is not specific to the performance of our stations in a market, but is predicated on the expectation that a new entrant into the market could reasonably be expected to perform at a level similar to a typical competitor. If the outlook for the industry's growth declines further, then operating profit margins would be negatively impacted, which would further impair the value of our broadcasting licenses.

The long-term market growth rates are estimated from information available from industry sources, using historical and expected performance, which could be different in each of our markets. Each market's revenues were determined based upon this data and market revenues were forecast over a ten-year projection period to reflect the expected long-term growth rates for the radio broadcast industry and for each of our markets. If the estimates used for the industry's growth are less than forecasted, then our broadcasting licenses could be further impaired.

The discount rate to be used by a typical market participant reflects the risk inherent in future cash flows for the broadcast industry and the same discount rate was used for each of our markets. The discount rate is calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in an expected capital structure. The capital structure was estimated based upon data available for publicly traded companies in the broadcast industry. The discount rate could be negatively impacted by reductions in the industry's forecasted growth rates that directly impact future cash flows.

If we were to assume a 100 basis point change in our three key assumptions (a reduction in the long-term revenue growth rate, a reduction in the operating performance cash flow and an increase in the weighted average cost of capital) used to determine the fair value of our broadcasting licenses and goodwill during the second quarter of 2009, the following would be the incremental impact:

**Sensitivity Analysis Of 100 Basis Point Change**

| | Results Of Long-Term Revenue Growth Rate Decrease | Results Of Operating Performance Cash Flow Decrease | Results Of Weighted Average Cost Of Capital Increase |
|---|---|---|---|
| | | (amounts in millions) | |
| Broadcasting Licenses | | | |
| Impairment assumption sensitivity result | $ 127.6 | $ 84.0 | $ 159.7 |
| Impairment recorded during the second quarter of 2009 | 60.8 | 60.8 | 60.8 |
| Incremental broadcasting licenses impairment | 66.8 | 23.2 | 98.9 |
| Goodwill | | | |
| Impairment assumption sensitivity result | 2.6 | 6.6 | 5.0 |
| Impairment recorded during the second quarter of 2009 | 6.9 | 6.9 | 6.9 |
| Incremental goodwill impairment (decrease) | (4.3) | (0.3) | (1.9) |
| Total incremental impairment from sensitivity analysis | $ 62.5 | $ 22.9 | $ 97.0 |

Please refer to Note 3, Intangible Assets And Goodwill, in the accompanying notes to the financial statements for a discussion of several key assumptions used in the fair value estimate of our broadcasting licenses and goodwill during the second quarter of 2009 as compared to the fourth quarter 2008 interim impairment test.

For a more comprehensive list of our accounting policies, please see Note 2, Significant Accounting Policies, accompanying the consolidated financial statements included in our latest annual report on Form 10-K for

the year ended December 31, 2008. Note 2 to the consolidated financial statements included with Form 10-K contains several other policies, including policies such as governing the timing of revenue recognition, that are important to the preparation of our consolidated financial statements, but do not meet the SEC's definition of critical accounting policies because they do not involve subjective or complex judgments. In addition, for further discussion of new accounting policies that were effective for us on January 1, 2009, please refer to the new accounting standards under Note 2 to the accompanying notes to the financial statements.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates on our variable rate Bank Facility. From time to time, we may seek to limit our exposure to interest rate volatility through the use of derivative rate hedging instruments. If the borrowing rates under our LIBOR loans were to increase 1% above the rates as of December 31, 2009, our interest expense under our Bank Facility would increase by approximately $2.5 million on an annual basis, including any interest benefit or interest expense associated with the use of outstanding derivative rate hedging instruments.

During the year ended December 31, 2009, the following derivative rate hedging transactions to fix interest on our variable rate debt were outstanding in the aggregate notional amount of $550.0 million. These rate hedging transactions are tied to the one-month LIBOR interest rate.

| Type Of Hedge | Notional Amount (amounts (in millions) | Effective Date | Collar | Fixed LIBOR Rate | Expiration Date | Effective Date That Notional Amount Decreases | Notional Amount After Decrease (amounts (in millions) |
|---|---|---|---|---|---|---|---|
| Swap | $ 225.0 | January 28, 2008 | n/a | 3.03% | January 28, 2011 | January 28, 2010 | $ 150.0 |
| Collar | 100.0 | February 28, 2008 | [ Cap<br>Floor | 4.00%<br>2.14% ] | February 28, 2011 | n/a | n/a |
| Swap | 125.0 | March 28, 2008 | n/a | 2.91% | September 28, 2011 | n/a | n/a |
| Swap | 100.0 | May 28, 2008 | n/a | 3.62% | May 28, 2012 | n/a | n/a |
| Total | $ 550.0 | | | | | | |

The net fair value (based upon current market rates) of the rate hedging transactions is included as derivative instruments in long-term liabilities, which is based upon the maturity dates. Our rate hedging transactions are tied to the one-month LIBOR interest rate, which may fluctuate significantly on a daily basis. The fair value of the hedging transaction is affected by a combination of several factors, including the change in the one-month LIBOR rate and the forward interest rate to maturity. Any increase in the one-month LIBOR rate and/or the forward interest rate to maturity results in a more favorable valuation, while any decrease in the one-month LIBOR rate and/or forward interest rate to maturity results in a less favorable valuation. The fair value of our derivative instruments outstanding as of December 31, 2009 was a liability of $13.4 million, which was a $1.8 million decrease in the liability as compared to the balance as of December 31, 2008. This positive change was primarily due to the effect of a decrease in the remaining period of each derivative instrument as the forward interest rate to maturity remained relatively flat.

Our credit exposure under our hedging agreements, or similar agreements we may enter into in the future, is the cost of replacing such agreements in the event of non-performance by our counter-party. To minimize this risk, we select high credit quality counter-parties. We do not anticipate nonperformance by such counter-parties, and no material loss would be expected in the event of the counter-parties' nonperformance.

Our cash equivalents are money market instruments consisting of short-term government securities and repurchase agreements that are fully collateralized by government securities. We do not believe that we have any material credit exposure with respect to these assets.

Our credit exposure related to our accounts receivable does not represent a significant concentration of credit risk due to the quantity of advertisers, the minimal reliance on any one advertiser, the multiple markets in which we operate and the wide variety of advertising business sectors.

See also additional disclosures regarding liquidity and capital resources made under Part II, Item 7 above.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements, together with related notes and the report of PricewaterhouseCoopers LLP, our independent registered public accounting firm, are set forth on the pages indicated in Part IV, Item 15.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Evaluation Of Controls And Procedures

We maintain "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that: (1) information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms; and (2) such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on the foregoing, our President/Chief Executive Officer and Executive Vice President - Operations/Chief Financial Officer concluded that, as of December 31, 2009, our disclosure controls and procedures were effective at the reasonable assurance level.

### Changes In Internal Controls

There has been no change in the Company's internal controls over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

### Management's Report On Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Management has used the framework set forth in the report entitled "Internal Control - Integrated Framework" published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2009. The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

David J. Field, President and Chief Executive Officer
Stephen F. Fisher, Executive Vice President - Operations and Chief Financial Officer

## ITEM 9B. OTHER INFORMATION

In connection with the Amendment to our Bank Facility on March 11, 2010, we wrote off certain expenses incurred as of December 31, 2009. As a result, our financial results for the quarter and year ended December 31, 2009, as released on February 23, 2010, have been adjusted to reflect an additional expense of $0.3 million relating to the Amendment. Upon the filing of this Annual Report on From 10K, the Company is replacing the "Selected Financial Data – Non-GAAP Disclosures" and "Covenant Analysis" disclosures on its website, originally posted February 23, 2010 and March 11, 2020, respectively, with updated disclosures to reflect this subsequent event. See Item 8, "Financial Statements and Supplementary Data," which includes updated fourth quarter summarized financial data.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 is incorporated in this report by reference to the applicable information set forth in our proxy statement for the 2010 Annual Meeting of Shareholders, which we expect to file with the Securities Exchange Commission prior to April 30, 2010.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated in this report by reference to the applicable information set forth in our proxy statement for the 2010 Annual Meeting of Shareholders, which we expect to file with the Securities Exchange Commission prior to April 30, 2010.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item 12 is incorporated in this report by reference to the applicable information set forth in our proxy statement for the 2010 Annual Meeting of Shareholders, which we expect to file with the Securities Exchange Commission prior to April 30, 2010.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated in this report by reference to the applicable information set forth in our proxy statement for the 2010 Annual Meeting of Shareholders, which we expect to file with the Securities Exchange Commission prior to April 30, 2010.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 is incorporated in this report by reference to the applicable information set forth in our proxy statement for the 2010 Annual Meeting of Shareholders, which we expect to file with the Securities Exchange Commission prior to April 30, 2010.

## PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

**(a) The following documents are filed as part of this Report:**


| Document | Page |
|---|---|
| Consolidated Financial Statements | |
| Report of Independent Registered Public Accounting Firm | 50 |
| Consolidated Financial Statements | |
| Balance Sheets as of December 31, 2009 and December 31, 2008 | 51 |
| Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007 | 52 |
| Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2009, 2008 and 2007 | 53 |
| Statements of Shareholders' Equity for the Years Ended December 31, 2009, 2008 and 2007 | 54 |
| Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007 | 56 |
| Notes to Consolidated Financial Statements | 58 |
| Index to Exhibits | 118 |

**(b) Exhibits**

| Exhibit Number | Description |
|---|---|
| 3.01 | Amended and Restated Articles of Incorporation of the Entercom Communications Corp, as amended on December 19, 2007. (1) |
| 3.02 | Amended and Restated Bylaws of the Entercom Communications Corp. (2) |
| 4.01 | Indenture dated as of March 5, 2002 by and among Entercom Radio, LLC and Entercom Capital, Inc., as co-issuers, the Guarantors named therein and HSBC Bank USA, as trustee. (3) (Originally filed as Exhibit 4.02) |
| 4.02 | First Supplemental Indenture dated as of March 5, 2002 by and among Entercom Radio, LLC and Entercom Capital, Inc., as co-issuers, the Guarantors named therein and HSBC Bank USA, as trustee. (3) (Originally filed as Exhibit 4.03) |
| 10.01 | Employment Agreement, dated July 1, 2007, between Entercom Communications Corp. and David J. Field. (4) |
| 10.02 | First Amendment To Employment Agreement, dated December 15, 2008, between Entercom Communications Corp. and David J. Field. (5) (Originally filed as Exhibit 10.02) |
| 10.03 | Employment Agreement, dated July 1, 2007, between Entercom Communications Corp. and Joseph M. Field. (6) |
| 10.04 | First Amendment To Employment Agreement, dated December 15, 2008, between Entercom Communications Corp. and Joseph M. Field. (5) (Originally filed as Exhibit 10.04) |
| 10.05 | Employment Agreement, dated December 19, 2007, between Entercom Communications Corp. and Stephen F. Fisher. (7) |
| 10.06 | First Amendment To Employment Agreement, dated December 15, 2008, between Entercom Communications Corp. and Stephen F. Fisher. (5) (Originally filed as Exhibit 10.06) |
| 10.07 | Employment Agreement, dated December 17, 1998, between Entercom Communications Corp. and John C. Donlevie. (8) |
| 10.08 | Entercom Non-employee Director Compensation Policy. (9) |
| 10.09 | Amended and Restated Entercom Equity Compensation Plan. (10) |
| 10.10 | Entercom Annual Incentive Plan. (11) |
| 10.11 | Credit Agreement dated as of June 18, 2007 among Entercom Radio, LLC, as the Borrower, Entercom Communications Corp., as the Parent, Bank of America, N.A. as Administrative Agent and L/C Issuer, JP Morgan Chase Bank, N.A. as Syndication Agent, BMO Capital Markets, Corp., BNP Paribas, Mizuho Corporate Bank, LTD., Suntrust Bank as Co-Documentation Agents and The Other Lenders Party Hereto. (12) |
| 21.01 | Information Regarding Subsidiaries of Entercom Communications Corp. (13) |
| 23.01 | Consent of PricewaterhouseCoopers LLP. (13) |
| 31.01 | Certification of President and Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), as created by Section 302 of the Sarbanes-Oxley Act of 2002. (13) |
| 31.02 | Certification of Executive Vice President and Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), as created by Section 302 of the Sarbanes-Oxley Act of 2002. (13) |
| 32.01 | Certification of President and Chief Executive Officer pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002. (14) |
| 32.02 | Certification of Executive Vice President and Chief Financial Officer pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002. (14) |

---

(1) Incorporated by reference to Exhibit 3.01 to our Amendment to Registration Statement on Form S-1, as filed on January 27, 1999 (File No. 333-61381), Exhibit 3.1 of our Current Report on Form 8-K as filed on December 21, 2007 and Exhibit 3.02 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as filed on August 5, 2009.

(2) Incorporated by reference to Exhibit 3.01 to our Current Report on Form 8K filed on February 21, 2008.

(3) Incorporated by reference to an exhibit (as indicated above) to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, as filed on May 13, 2002.

(4) Incorporated by reference to as Exhibit 10.01 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed on November 9, 2007.

(5) Incorporated by reference to an exhibit (as indicated above) to our Annual Report on Form 10-Q for the year ended December 31, 2008, as filed on February 26, 2009.

(6) Incorporated by reference to as Exhibit 10.02 to our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2007, as filed on November 21, 2007.

(7) Incorporated by reference to as Exhibit 10.03 to our Quarterly Report on Form 10-K for the year ended December 31, 2007, as filed on February 22, 2008.

(8) Incorporated by reference to Exhibit 10.03 to our Amendment to Registration Statement on Form S-1, as filed on January 6, 1999. (File No. 333-61381).

(9) Incorporated by reference to Item 1.01 to our Current Report on Form 8K filed on February 19, 2008.

(10) Incorporated by reference to Appendix A to our Proxy Statement on Schedule 14A filed on March 23, 2009.

(11) Incorporated by reference to Exhibit 10.02 to our Current Report on Form 8K filed on May 19, 2008.

(12) Incorporated by reference to Exhibit 10.01 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, as filed on August 2, 2007.

(13) Filed herewith.

(14) These exhibits are submitted as "accompanying" this Annual Report on Form 10-K and shall not be deemed to be "filed" as part of such Annual Report on Form 10-K.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Entercom Communications Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows present fairly, in all material respects, the financial position of Entercom Communications Corp. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 7 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 15, 2010

**ENTERCOM COMMUNICATIONS CORP.**
**CONSOLIDATED BALANCE SHEETS**
**(amounts in thousands, except share data)**

| | DECEMBER 31, | |
|---|---|---|
| | 2009 | 2008 |
| **ASSETS:** | | |
| Cash and cash equivalents | $ 10,751 | $ 4,284 |
| Accounts receivable, net of allowance for doubtful accounts of $3,299 in 2009 and $4,476 in 2008 | 68,319 | 75,354 |
| Prepaid expenses and deposits, other | 4,701 | 4,824 |
| Prepaid and refundable federal and state income taxes | 7,628 | 628 |
| Insurance claim receivable | 16,500 | - |
| Total current assets | 107,899 | 85,090 |
| Investments | 391 | 1,376 |
| Net property and equipment | 71,740 | 84,864 |
| Radio broadcasting licenses | 707,852 | 768,646 |
| Goodwill | 38,168 | 45,050 |
| Deferred charges and other assets, net of accumulated amortization of $23,354 in 2009 and $21,675 in 2008 | 8,486 | 11,708 |
| **TOTAL ASSETS** | $ 934,536 | $ 996,734 |
| **LIABILITIES:** | | |
| Accounts payable | $ 477 | $ 352 |
| Accrued expenses | 13,152 | 15,231 |
| Accrued compensation and other current liabilities | 12,678 | 16,708 |
| Insurance claim payable | 16,500 | - |
| Long-term debt, current portion | 80,024 | 30,023 |
| Total current liabilities | 122,831 | 62,314 |
| Long-term debt, net of current portion | 655,728 | 803,674 |
| Financing method lease obligations | 12,610 | - |
| Other long-term liabilities | 29,415 | 30,489 |
| Total long-term liabilities | 697,753 | 834,163 |
| Total liabilities | 820,584 | 896,477 |
| **CONTINGENCIES AND COMMITMENTS** | | |
| **SHAREHOLDERS' EQUITY:** | | |
| Preferred stock $0.01 par value; authorized 25,000,000 shares; no shares issued and outstanding | - | - |
| Class A common stock $0.01 par value; voting; authorized 200,000,000 shares; issued and outstanding 29,755,161 in 2009 and 29,479,188 in 2008 | 297 | 295 |
| Class B common stock $0.01 par value; voting; authorized 75,000,000 shares; issued and outstanding 7,457,532 in 2009 and 7,607,532 in 2008 | 75 | 76 |
| Class C common stock $0.01 par value; nonvoting; authorized 50,000,000 shares; no shares issued and outstanding | - | - |
| Additional paid-in capital | 588,622 | 582,325 |
| Accumulated deficit | (461,610) | (467,177) |
| Accumulated other comprehensive loss | (13,432) | (15,262) |
| Total shareholders' equity | 113,952 | 100,257 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ 934,536 | $ 996,734 |

**See notes to consolidated financial statements.**

## ENTERCOM COMMUNICATIONS CORP.
## CONSOLIDATED STATEMENTS OF OPERATIONS
**(amounts in thousands, except shares and per share data)**

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **NET REVENUES** | $ 372,432 | $ 438,822 | $ 468,351 |
| **OPERATING (INCOME) EXPENSE:** | | | |
| Station operating expenses, including non-cash compensation expense of $1,976 in 2009, $2,552 in 2008 and $2,374 in 2007 | 254,042 | 276,187 | 283,541 |
| Depreciation and amortization expense | 16,600 | 20,442 | 16,631 |
| Corporate general and administrative expenses, including non-cash expense of $4,912 in 2009, $7,304 in 2008 and $5,834 in 2007 | 22,875 | 26,917 | 28,888 |
| Impairment loss | 67,676 | 835,716 | 84,037 |
| Net time brokerage agreement (income) fees | (2) | (233) | 14,001 |
| Net (gain) loss on sale or disposal of assets | 420 | (9,899) | (647) |
| Total operating expense | 361,611 | 1,149,130 | 426,451 |
| **OPERATING INCOME (LOSS)** | 10,821 | (710,308) | 41,900 |
| **OTHER (INCOME) EXPENSE:** | | | |
| Interest expense, including amortization of deferred financing expense of $1,518 in 2009, $1,647 in 2008 and $1,681 in 2007 | 31,229 | 45,040 | 51,183 |
| Interest and dividend income | (58) | (323) | (740) |
| Net (gain) loss on extinguishment of debt | (20,805) | (6,949) | 458 |
| Net gain on derivative instruments | - | (34) | (162) |
| Net (gain) loss on investments | 966 | 469 | (245) |
| Other income | (380) | (3,339) | (895) |
| **TOTAL OTHER EXPENSE** | 10,952 | 34,864 | 49,599 |
| **LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES (BENEFIT)** | (131) | (745,172) | (7,699) |
| **INCOME TAXES (BENEFIT)** | (5,529) | (232,600) | 695 |
| **INCOME (LOSS) FROM CONTINUING OPERATIONS** | 5,398 | (512,572) | (8,394) |
| Income (loss) from discontinued operations, net of taxes (benefit) | - | (4,079) | 37 |
| **NET INCOME (LOSS)** | $ 5,398 | $ (516,651) | $ (8,357) |
| **NET INCOME (LOSS) PER SHARE - BASIC AND DILUTED** | | | |
| Income (loss) from continuing operations | $ 0.15 | $ (13.94) | $ (0.22) |
| Income (loss) from discontinued operations, net of taxes (benefit) | - | (0.11) | - |
| **NET INCOME (LOSS) PER SHARE - BASIC AND DILUTED** | $ 0.15 | $ (14.05) | $ (0.22) |
| **DIVIDENDS DECLARED AND PAID PER COMMON SHARE** | $ - | $ 0.58 | $ 1.52 |
| **WEIGHTED AVERAGE SHARES:** | | | |
| Basic | 35,321,431 | 36,782,166 | 38,229,695 |
| Diluted | 36,402,800 | 36,782,166 | 38,229,695 |

**See notes to consolidated financial statements.**

## ENTERCOM COMMUNICATIONS CORP.
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
**(amounts in thousands)**

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **NET INCOME (LOSS)** | $ 5,398 | $ (516,651) | $ (8,357) |
| **OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAXES (BENEFIT):** | | | |
| Net unrealized gain (loss) on investments, net of taxes of $86 in 2008 and a tax benefit of $145 in 2007 | - | 132 | (276) |
| Net unrealized gain (loss) on derivatives, net of taxes (benefit) of $0 in 2009 and $0 in 2008 | 1,830 | (15,262) | - |
| **COMPREHENSIVE INCOME (LOSS)** | $ 7,228 | $ (531,781) | $ (8,633) |

**See notes to consolidated financial statements.**

## ENTERCOM COMMUNICATIONS CORP.
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
## YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(amounts in thousands, except share data)

| | Common Stock | | | | Additional | Retained Earnings | Other | |
|---|---|---|---|---|---|---|---|---|
| | Class A | | Class B | | Paid-in | (Accumulated | Comprehensive | |
| | Shares | Amount | Shares | Amount | Capital | Deficit) | Income (Loss) | Total |
| Balance, December 31, 2006 | 32,379,345 | $ 324 | 8,046,805 | $ 80 | $ 641,889 | $ 134,655 | $ 144 | $ 777,092 |
| Net loss | - | - | - | - | - | (8,357) | - | (8,357) |
| Conversion of Class B common stock to Class A common stock | 439,273 | 4 | (439,273) | (4) | - | - | - | - |
| Accounting change, net of taxes | - | - | - | - | - | (1,850) | - | (1,850) |
| Compensation expense related to granting of stock options | - | - | - | - | 212 | - | - | 212 |
| Compensation expense related to granting of restricted stock units | 488,677 | 5 | - | - | 9,059 | - | - | 9,064 |
| Issuance of common stock related to an incentive plan | 22,525 | - | - | - | 465 | - | - | 465 |
| Exercise of stock options (including tax benefits) | 21,585 | - | - | - | 559 | - | - | 559 |
| Common stock repurchase | (2,176,039) | (22) | - | - | (54,979) | - | - | (55,001) |
| Purchase of vested employee restricted stock units | (42,666) | - | - | - | (1,290) | - | - | (1,290) |
| Payments of dividends of $1.52 per share | - | - | - | - | - | (57,992) | - | (57,992) |
| Net dividend equivalents on restricted stock units (net of forfeitures and payments) | - | - | - | - | - | (1,859) | - | (1,859) |
| Net unrealized loss on investments | - | - | - | - | - | - | (276) | (276) |
| Balance, December 31, 2007 | 31,132,700 | 311 | 7,607,532 | 76 | 595,915 | 64,597 | (132) | 660,767 |
| Net loss | - | - | - | - | - | (516,651) | - | (516,651) |
| Compensation expense related to granting of stock options | - | - | - | - | 425 | - | - | 425 |
| Compensation expense related to granting of restricted stock units | 478,075 | 5 | - | - | 8,236 | - | - | 8,241 |
| Issuance of common stock related to an incentive plan | 72,092 | 1 | - | - | 328 | - | - | 329 |
| Common stock repurchase | (2,073,518) | (21) | - | - | (13,923) | - | - | (13,944) |
| Purchase of vested employee restricted stock units | (130,161) | (1) | - | - | (1,374) | - | - | (1,375) |

**ENTERCOM COMMUNICATIONS CORP.**
**CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY**
**YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007**
**(amounts in thousands, except share data)**

| | Common Stock | | | | Additional | Retained Earnings | Other | |
|---|---|---|---|---|---|---|---|---|
| | Class A | | Class B | | Paid-in | (Accumulated | Comprehensive | |
| | Shares | Amount | Shares | Amount | Capital | Deficit) | Income (Loss) | Total |
| Payments of dividends of $0.58 per share | - | - | - | - | (7,282) | (14,301) | - | (21,583) |
| Net dividend equivalents on restricted stock units (net of forfeitures and payments) | - | - | - | - | - | (822) | - | (822) |
| Net unrealized loss on derivatives | - | - | - | - | - | - | (15,262) | (15,262) |
| Net unrealized gain on investments | - | - | - | - | - | - | 132 | 132 |
| Balance, December 31, 2008 | 29,479,188 | 295 | 7,607,532 | 76 | 582,325 | (467,177) | (15,262) | 100,257 |
| Net income | - | - | - | - | - | 5,398 | - | 5,398 |
| Conversion of Class B common stock to Class A common stock | 150,000 | 1 | (150,000) | (1) | - | - | - | - |
| Compensation expense related to granting of stock options | - | - | - | - | 485 | - | - | 485 |
| Compensation expense related to granting of restricted stock units | 796,824 | 8 | - | - | 6,380 | - | - | 6,388 |
| Issuance of common stock related to an incentive plan | 74,369 | - | - | - | 97 | - | - | 97 |
| Common stock repurchase | (662,664) | (7) | - | - | (882) | - | - | (889) |
| Purchase of vested employee restricted stock units | (82,556) | - | - | - | (104) | - | - | (104) |
| Net dividend equivalents on restricted stock units (net of forfeitures and payments) | - | - | - | - | - | 169 | - | 169 |
| Realization of tax benefit for dividend equivalent payments | - | - | - | - | 321 | - | - | 321 |
| Net unrealized gain on derivatives | - | - | - | - | - | - | 1,830 | 1,830 |
| Balance, December 31, 2009 | 29,755,161 | $ 297 | 7,457,532 | $ 75 | $ 588,622 | $ (461,610) | $ (13,432) | $ 113,952 |

**See notes to consolidated financial statements.**

## ENTERCOM COMMUNICATIONS CORP.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
**(amounts in thousands)**

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| **OPERATING ACTIVITIES:** | | | |
| Net income (loss) | $ 5,398 | $ (516,651) | $ (8,357) |
| Income from discontinued operations before impairment loss, net of taxes | - | (520) | (37) |
| Impairment loss from discontinued operations | - | 6,675 | - |
| Deferred tax benefit from discontinued operations | - | (2,076) | - |
| Income (loss) from continuing operations | 5,398 | (512,572) | (8,394) |
| Adjustments to reconcile income (loss) from continuing operations to net cash provided by continuing operating activities: | | | |
| Depreciation and amortization | 16,600 | 20,442 | 16,634 |
| Amortization of deferred financing costs | 1,518 | 1,647 | 1,681 |
| Deferred taxes (benefit) and other | 999 | (232,600) | 9,628 |
| Tax benefit on exercise of options | - | - | 29 |
| Provision for bad debts | 2,708 | 4,594 | 3,322 |
| Net (gain) loss on sale or disposal of assets | 420 | (9,899) | (647) |
| Non-cash stock-based compensation expense | 6,888 | 9,856 | 8,208 |
| Net (gain) loss on investments | 966 | 469 | (245) |
| Net gain on derivatives | - | (34) | (162) |
| Deferred rent | (9) | 694 | 178 |
| Unearned revenue - long-term | (739) | 460 | (38) |
| Net (gain) loss on extinguishment of debt | (20,805) | (6,949) | 458 |
| Deferred compensation | 1,596 | 903 | 952 |
| Tax benefit for vesting of restricted stock unit awards | - | (474) | (1,199) |
| Impairment loss | 67,676 | 835,716 | 84,037 |
| Other income | (380) | (3,590) | (895) |
| Changes in assets and liabilities (net of effects of acquisitions and dispositions in all years and the effect of deconsolidation activities in 2008): | | | |
| Accounts receivable | 4,324 | 10,365 | (3,442) |
| Prepaid expenses and deposits | (16,397) | 777 | (988) |
| Prepaid and refundable income taxes | (7,000) | 14,431 | (7,734) |
| Accounts payable and accrued liabilities | 12,874 | (1,775) | (8,465) |
| Accrued interest expense | (1,944) | (2,073) | (258) |
| Accrued expenses - long-term | (577) | - | 577 |
| Prepaid expenses - long-term | (214) | 200 | 200 |
| **Net cash provided by continuing operating activities** | 73,902 | 130,588 | 93,437 |
| Net cash provided by discontinued operating activities | - | 29 | 55 |
| **Net cash provided by operating activities** | 73,902 | 130,617 | 93,492 |
| **INVESTING ACTIVITIES:** | | | |
| Additions to property and equipment | (2,467) | (8,553) | (9,281) |
| Proceeds from sale of property, equipment, intangibles and other assets | 106 | 33,991 | 97 |
| Purchases of radio station assets | - | (374) | (268,308) |
| Deferred charges and other assets | (120) | (1,110) | (2,436) |
| Purchases of investments | - | - | (68) |
| Proceeds from investments | 39 | 251 | 2,857 |

ENTERCOM COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **INVESTING ACTIVITIES (CONTINUED):** | | | |
| Proceeds from termination of radio station contract | 380 | - | - |
| Proceeds from insurance recovery | - | 3,590 | 1,844 |
| Station acquisition deposits and costs | - | 4,149 | 1,419 |
| **Net cash provided by (used in) investing activities** | (2,062) | 31,944 | (273,876) |
| **FINANCING ACTIVITIES:** | | | |
| Deferred expenses related to bank facility and finance method lease obligations | (342) | - | (4,691) |
| Proceeds from issuance of long-term debt | 39,000 | 56,000 | 933,500 |
| Proceeds from the financing method of lease obligations | 12,610 | - | - |
| Payments of long-term debt | (60,023) | (129,522) | (636,021) |
| Retirement of senior subordinated notes | (55,272) | (58,633) | - |
| Purchase of the Company's common stock | (889) | (13,944) | (55,001) |
| Proceeds from issuance of employee stock plan | 82 | 278 | 396 |
| Proceeds from the exercise of stock options | - | - | 530 |
| Purchase of vested restricted stock units | (104) | (1,375) | (1,290) |
| Payment of dividend equivalents on vested restricted stock units | (756) | (917) | (96) |
| Realization of tax benefit for dividend equivalents payments | 321 | - | - |
| Payment of dividends | - | (21,583) | (57,992) |
| Tax benefit for vesting of restricted stock unit awards | - | 474 | 1,199 |
| **Net cash provided by (used in) financing activities** | (65,373) | (169,222) | 180,534 |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 6,467 | (6,661) | 150 |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | 4,284 | 10,945 | 10,795 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ 10,751 | $ 4,284 | $ 10,945 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:** | | | |
| Cash paid during the period for: | | | |
| Interest | $ 31,643 | $ 44,612 | $ 49,752 |
| Income taxes | $ 192 | $ 22 | $ 497 |
| Dividends | $ - | $ 21,583 | $ 57,992 |

**SUPPLEMENTAL DISCLOSURES ON NON-CASH INVESTING AND FINANCING ACTIVITIES:**

During the year ended December 31, 2009, the Company issued 1.1 million restricted stock units (including 0.7 million restricted stock units under a 2009 Option Exchange Program and 0.2 million for modified market conditioned restricted stock units) and will increase its additional paid-in capital by $1.7 million, before forfeitures, over the vesting period of the restricted stock units. Due to an unusually high number of forfeitures in 2009, additional paid-in-capital will be reduced by $2.6 million over the vesting period of the restricted stock units.

During the years ended December 31, 2008 and 2007, the Company issued 0.5 million and $0.5 million restricted stock units (net of forfeitures), respectively, and will increase its paid-in capital by $6.0 million and $12.3 million, respectively, over the vesting period of the restricted stock units.

On March 14, 2008, the Company completed an exchange of radio station assets with another party and as a result the Company: (1) received $220.0 million in assets, including cash of $1.0 million; (2) provided assets with a basis of $210.0 million (including transaction costs); and (3) recorded a gain of $10.0 million.

**See notes to condensed consolidated financial statements.**

## 1. BASIS OF PRESENTATION AND ORGANIZATION

***Nature Of Business*** – Entercom Communications Corp. (the "Company") is one of the five largest radio broadcasting companies in the United States with a nationwide portfolio in excess of 100 stations in 23 markets, including San Francisco, Boston, Seattle, Denver, Portland, Sacramento and Kansas City.

## 2. SIGNIFICANT ACCOUNTING POLICIES

***Principles Of Consolidation*** – The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are 100% owned. All inter-company transactions and balances have been eliminated in consolidation. The Company also considers the applicability of any variable interest entities ("VIE") that are required to be consolidated by the primary beneficiary. From time to time, the Company enters into time brokerage agreements ("TBA") in connection with pending acquisitions or dispositions of radio stations and the requirements to consolidate a VIE may apply, depending on the facts and circumstances related to each transaction. As of December 31, 2009, there are no pending acquisitions or dispositions.

***Reportable Segment*** - The Company operates under one reportable business segment, radio broadcasting, for which segment disclosure is consistent with the management decision-making process that determines the allocation of resources and the measuring of performance.

***Management's Use Of Estimates*** – The preparation of consolidated financial statements, in accordance with generally accepted accounting principles, requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: (1) asset impairments, including broadcasting licenses and goodwill; (2) income tax valuation allowances; (3) uncertain tax positions; (4) allowance for doubtful accounts; (5) self-insurance reserves; (6) fair value of equity awards; (7) estimated lives for tangible and intangible assets; (8) fair value measurements for financial instruments such as interest rate hedging transactions; and (9) contingency and litigation reserves. The Company's accounting estimates require the use of judgment as future events and the effect of these events cannot be predicted with certainty. The accounting estimates will change as new events occur, as more experience is acquired and as more information is obtained. The Company will evaluate and update assumptions and estimates on an ongoing basis and may use outside experts to assist in the Company's evaluation, as considered necessary. Actual results could differ from those estimates.

***Income Taxes*** – The Company applies the liability method of accounting for deferred income taxes. Deferred income taxes are recognized for all temporary differences between the tax and financial reporting bases of the Company's assets and liabilities based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recorded for a net deferred tax asset balance when it is more likely than not that the benefits of the tax asset will not be realized. The Company continues to assess the need for its deferred tax asset valuation allowance in the jurisdictions in which it operates. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement of the period that the adjustment is determined to be required. The Company also accounts for uncertain tax positions that a company has taken or expects to take on a tax return. Please see Note 7, Income Taxes, for a further discussion.

***Property And Equipment*** – Property and equipment are carried at cost. Major additions or improvements are capitalized, while repairs and maintenance are charged to expense when incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is recognized in the statement of operations. The Company reviews on a continuing basis the carrying value of property and equipment. If events or changes in circumstances were to indicate that an asset's carrying value is not recoverable, a write-down of the asset would be recorded through a charge to operations.

Depreciation expense on property and equipment is determined on a straight-line basis. The estimated useful lives for depreciation are as follows:

| Property Type | Period Of Depreciation |
|---|---|
| Land Improvements | 10-15 years |
| Building | 20 years |
| Equipment | 3-20 years |
| Furniture and fixtures | 5-10 years |
| Leasehold improvements | shorter of economic life or lease term |

For the years ended December 31, 2009, 2008 and 2007, the depreciation expense for property and equipment was $15.1 million, $16.3 million and $15.3 million, respectively.

As of December 31, 2009, the Company had no construction commitments outstanding.

As of December 31, 2009 and 2008, the following is a summary of the categories of property and equipment:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (amounts in thousands) | |
| **Property And Equipment:** | | |
| Land, land easements and land improvements | $ 16,500 | $ 16,486 |
| Buildings | 20,935 | 20,964 |
| Equipment | 123,362 | 122,986 |
| Furniture and fixtures | 15,504 | 15,029 |
| Leasehold improvements | 21,091 | 21,129 |
| | 197,392 | 196,594 |
| Accumulated depreciation | (126,399) | (113,036) |
| | 70,993 | 83,558 |
| Capital improvements in progress | 747 | 1,306 |
| Net property and equipment | $ 71,740 | $ 84,864 |

***Revenue Recognition*** – Revenue from the sale of commercial broadcast time to advertisers is recognized when the commercials are broadcast. Revenues presented in the financial statements are reflected on a net basis, after the deduction of advertising agency fees by the advertising agencies, usually at a rate of 15% of gross revenues. Promotional fees are recognized as services are rendered. Advertiser payments received in advance of when the commercials are broadcast are recorded as unearned revenue.

As of December 31, 2009 and 2008, the Company recorded current unearned revenues in the amounts of $0.8 million and $1.4 million, respectively, which amounts are included in the balance sheets under accrued compensation and other current liabilities. As of December 31, 2008, the Company recorded long-term unearned revenues in the amount of $0.7 million, which amount is included in the balance sheet under other long-term liabilities.

***Comprehensive Income (Loss)*** – The Company's comprehensive income (loss) consists of net income (loss) and other items recorded directly to the equity accounts. The Company recorded to the statements of comprehensive income (loss): (1) for the year ended December 31, 2009, an unrealized gain on derivatives of $1.8 million (a valuation allowance was reduced by $1.2 million against the income taxes on the gain); (2) for the year ended December 31, 2008, (a) an unrealized loss on derivatives of $15.3 million (a valuation allowance of $6.0 million was fully reserved against the income tax benefit); and (b) an unrealized gain on investments of $0.2 million; and (3) for the year ended December 31, 2007, an unrealized loss on investments of $0.4 million. As of December 31, 2009, the Company's other comprehensive loss of $13.4 million consisted of a net unrealized loss from interest rate derivative transactions.

***Concentration Of Risk*** – For the year ended December 31, 2009, six of the Company's 23 market clusters (Boston, Denver, Kansas City, Portland, San Francisco and Seattle) generated in excess of 50% of the Company's net revenues. For the year ended December 31, 2008, six of the Company's 23 market clusters (Boston, Kansas City,

Portland, Sacramento, San Francisco and Seattle) generated in excess of 50% of the Company's net revenues. For the year ended December 31, 2007, six of the Company's 23 market clusters (Boston, Kansas City, Portland, Sacramento, San Francisco and Seattle) generated in excess of 50% of the Company's net revenues.

***Concentration Of Credit Risk*** – The Company's revenues and accounts receivable relate primarily to the sale of advertising within its radio stations' broadcast areas. Credit is extended based on an evaluation of the customers' financial condition and, generally, collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectations. The Company also maintains deposit accounts with financial institutions. At times, such deposits may exceed FDIC insurance limits.

***Long-Lived Assets*** – The Company evaluates the recoverability of its long-lived assets, which include property and equipment, broadcasting licenses (subject to an eight-year renewal cycle, which renewal information for each of the Company's radio stations is available at the website of the Federal Communications Commission, www.FCC.gov), goodwill, deferred charges, and other assets (see Note 3). The determination and measurement of an impairment loss require the use of significant judgments and estimates. Future events may impact these judgments and estimates.

***Debt Issuance Costs*** – The costs related to the issuance of debt are capitalized and accounted for as interest expense over the lives of the related debt. For the years ended December 31, 2009, 2008 and 2007, the Company recognized interest expense related to amortization of debt issuance costs, excluding the expense for the early extinguishment of debt, of $1.5 million, $1.6 million and $1.7 million, respectively, which amounts were included in interest expense in the accompanying consolidated statements of operations.

***Extinguishment Of Debt*** – For the years ended December 31, 2009 and 2008, the Company recorded a gain of $20.8 million (net of a $0.8 million write-off of deferred financing costs) and $6.9 million (net of a $0.9 million write-off of deferred financing costs), respectively, to the statement of operations on the partial extinguishment of the Company's 7.625% Senior Subordinated Notes (the "Notes"). For the year ended December 31, 2007, the Company recorded a loss on extinguishment of debt of $0.5 million to the statement of operations as the Company entered into a new senior credit facility that replaced the Company's existing credit facility (see Note 8). At such time as the Company amends, appends or replaces, in part or in full, its credit agreement, the Company reviews its unamortized financing costs, to determine the amount subject to extinguishment under the accounting provisions for changes in line-of-credit or revolving-debt arrangements.

***Corporate General And Administrative Expense*** – Corporate general and administrative expense consists of corporate overhead costs and non-cash compensation expense. Included in corporate general and administrative expenses are those costs not specifically allocable to any of the Company's individual business properties.

***Time Brokerage Agreement ("TBA") (Income) Fees*** – TBA (income) fees consist of fees paid or received under agreements which permit an acquirer to program and market stations prior to acquisition. The Company sometimes enters into such agreements prior to the consummation of station acquisitions and dispositions. For those radio stations operated by the Company prior to acquisition, for the years ended December 31, 2008 and 2007, the Company recorded: (1) TBA fees of under $0.1 million and $15.3 million, respectively; (2) net revenues of $6.1 million and $53.4 million, respectively; and (3) station operating expenses of $3.6 million and $32.7 million, respectively. For those radio stations operated by a buyer prior to disposition by the Company, for the years ended December 31, 2008 and 2007, the Company recorded TBA income of $0.2 million and $1.3 million, respectively.

***Barter Transactions*** – The Company provides advertising broadcast time in exchange for certain products, supplies and services. The terms of the exchanges generally permit the Company to preempt such broadcast time in favor of advertisers who purchase time on regular terms. The Company includes the value of such exchanges in both broadcasting net revenues and station operating expenses. Barter valuation is based upon management's estimate of the fair value of the products, supplies and services received. For the years ended December 31, 2009, 2008 and 2007, amounts reflected under barter transactions were: (1) barter revenues of $4.3 million, $4.1 million and $4.3 million, respectively; and (2) barter expenses of $4.2 million, $4.2 million and $4.2 million, respectively.

***Business Combinations*** – Accounting guidance for business combinations provides the criteria to recognize intangible assets apart from goodwill. Other than goodwill, the Company uses a direct value method to determine the fair value of all intangible assets required to be recognized for business combinations. See Note 2, Recent Accounting Standards, for a discussion of a change to the accounting guidance for business combinations that was effective for the Company as of January 1, 2009. For a discussion of impairment testing of those assets acquired in a business combination, including goodwill, see Note 3.

***Leases*** –The Company recognizes: (1) escalated rents, including any rent holidays, on a straight-line basis over the term of the lease for those lease agreements where the Company receives the right to control the use of the entire leased property at the beginning of the lease term; (2) amortization expense over the shorter of the economic lives of the leasehold assets or the lease term, excluding any lease renewals unless the lease renewals are reasonably assured; (3) landlord incentive payments to the Company as deferred rent that is amortized as reductions to lease rent expense over the lease term; and (4) rental costs associated with ground or building operating leases, that are incurred during a construction period, as rental expense. As of December 31, 2009 and 2008, the deferred rent liabilities were $3.4 million for each year and are included in other under long-term liabilities. Please refer to Note 9, Finance Method Lease Obligations, for a discussion of certain leases that could be capitalized at a future time.

For those leasehold improvements acquired in a business combination or acquired subsequent to lease inception, the amortization period is based on the lesser of the useful life of the leasehold improvements or the period of the lease including all renewal periods that are reasonably assured of exercise at the time of the acquisition.

***Asset Retirement Obligations*** – The Company reasonably estimates the fair value of an asset retirement obligation. For an asset retirement obligation that is conditional (uncertainty about the timing and/or method of settlement), the Company factors into its fair value measurement a probability factor as the obligation is conditional on a future event that may or may not be within the control of the Company.

***Accrued Compensation*** – Certain types of employee compensation are paid in subsequent periods. As of December 31, 2009 and 2008, the Company recorded accrued compensation in the amounts of $6.8 million and $7.5 million, respectively, which amounts are included in the balance sheets under accrued compensation and other current liabilities.

***Cash And Cash Equivalents*** – Cash and cash equivalents consist primarily of amounts held on deposit with financial institutions, including investments held in financial institutions in immediately available money market accounts and all highly liquid debt instruments with initial maturities of three months or less.

***Accounts Receivable And Related Allowance For Doubtful Accounts*** – Accounts receivable are primarily attributable to advertising that has aired on the Company's radio stations but for which payment has not been collected, net of agency commissions, and an estimated allowance for doubtful accounts. Advertisers are generally invoiced for the advertising after the advertisements are aired. An allowance for doubtful accounts is recorded using several factors including management's judgment of the collectability of the accounts receivable, historical information, relative improvements or deteriorations in the age of the accounts receivable and changes in current economic conditions.

The accounts receivable balance and reserve for doubtful accounts, as of December 31, 2009 and 2008, are presented in the following table:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (amounts in thousands) | |
| Accounts receivable | $ 71,618 | $ 79,830 |
| Allowance for doubtful accounts | (3,299) | (4,476) |
| Accounts receivable, net of allowance for doubtful accounts | $ 68,319 | $ 75,354 |

As of December 31, 2009 and 2008, the Company has recorded accounts receivable credits in the amounts of $1.8 million and $1.9 million, respectively, which amounts as of December 31, 2009 and 2008 are included in the balance sheets under accrued compensation and other current liabilities.

The following table presents the changes in the allowance for doubtful accounts for the years ended December 31, 2009, 2008 and 2007:

| Year Ended | Balance At Beginning Of Year | Additions Charged To Costs And Expenses | Deductions From Reserves | Balance At End Of Year |
|---|---|---|---|---|
| | (amounts in thousands) | | | |
| December 31, 2009 | $ 4,476 | $ 2,708 | $ (3,885) | $ 3,299 |
| December 31, 2008 | 2,746 | 4,594 | (2,864) | 4,476 |
| December 31, 2007 | 3,009 | 3,322 | (3,585) | 2,746 |

***Derivative Financial Instruments*** – The Company follows accounting guidance for its derivative financial instruments, including certain derivative instruments embedded in other contracts, and hedging activities (for further discussion, see Note 10).

***Share-Based Compensation*** –The Company records compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchase plan purchases at estimated fair values. The Company also uses the simplified method in developing an estimate of the expected term of certain stock options. For further discussion of share-based compensation, please see Note 15).

***Investments*** – For those investments in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee, the investment is accounted for under the equity method. For those investments in which the Company does not have a significant influence, the Company applies the accounting guidance for certain investments in debt and equity securities. An investment is classified into one of three categories: held-to-maturity, available-for-sale, or trading securities, and, depending upon the classification, is carried at fair value based upon quoted market prices or historical cost when quoted market prices are unavailable.

The Company also provides certain quantitative and qualitative disclosures for those investments that are impaired (other than temporary) at the balance date and for which an impairment has not been recognized. Please see Note 5, Investments, for further discussion.

***Advertising And Promotion Costs*** – Costs of media advertising and associated production costs are expensed when incurred.

***Insurance And Self-Insurance Liabilities*** – The Company uses a combination of insurance and self-insurance mechanisms to provide for the potential liabilities for workers' compensation, general liability, property, director and officers' liability, vehicle liability and employee health care benefits. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering claims experience, demographic factors, severity factors, outside expertise and other actuarial assumptions. For any legal costs expected to be incurred in connection with a loss contingency, the Company recognizes the expense as incurred.

***Recognition Of Insurance Recoveries*** – The Company recognizes insurance recoveries when all of the contingencies related to the insurance claims have been satisfied.

***Sports Programming Costs*** – Programming costs which are for a specified number of events are amortized on an event-by-event basis, and programming costs which are for a specified season are amortized over the season on a straight-line basis. The Company allocates that portion of sports programming costs that are related to sponsorship and marketing activities to sales and marketing expenses on a straight-line basis over the term of the agreement.

***Reclassifications*** – Certain reclassifications have been made to the prior years' financial statements to conform to the presentation in the current year.

***Recent Accounting Standards*** –

**Variable Interest Entities**

In June, 2009, the accounting standards were amended for determining whether to consolidate a variable interest entity. These amended standards eliminate a mandatory quantitative approach to determine whether a variable interest provides the entity with a controlling financial interest in a variable interest entity in favor of a

qualitatively focused analysis, and require an ongoing reassessment of whether an entity is the primary beneficiary. These amended standards are effective January 1, 2010. The Company does not anticipate that the adoption of these standards will have any effect on the Company's results of operations, cash flows or financial position.

**Subsequent Events**

In May 2009, an accounting standard on subsequent events was approved, which sets forth the period, circumstances and disclosure after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. This standard, which was effective for the Company for the period ended June 30, 2009, did not have an effect on the Company's result of operations, cash flows or financial position.

**Accounting Standards Codification**

In June 2008, an accounting standards codification was approved as a single source of authoritative nongovernmental U.S. generally accepted accounting principles ("GAAP") that was effective for the Company in the third quarter of 2009. The codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative literature related to a particular topic in one place. The Company's adoption of this codification did not have an impact on the Company's results of operations, cash flows or financial position.

**Determination Of The Useful Life Of Intangible Assets**

In April 2008, an accounting standard was issued regarding the determination of the useful life of intangible assets. This standard amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of recognized intangible assets. This standard requires expanded disclosure regarding the determination of intangible asset useful lives and also improves the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. This standard was effective for the Company on January 1, 2009. The impact to the Company will be limited to the application of this standard to future acquisitions.

**Disclosures About Derivative Instruments And Hedging Activities**

In March 2008, disclosure requirements for derivative instruments and hedging activities were changed. Entities are required to provide enhanced disclosures about: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under U.S. GAAP and its related interpretations; and (3) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The Company has included the relevant disclosures herein under Note 10, Derivatives And Hedging Activities.

## 3. INTANGIBLE ASSETS AND GOODWILL

### (A) Indefinite-Lived Intangibles

The Company does not amortize its goodwill and certain intangible assets. The Company has concluded that its acquired broadcasting licenses are treated as an indefinite-lived intangible asset and, similar to goodwill, these assets are reviewed at least annually for impairment. At the time of each review, if the recorded value of goodwill and certain intangibles (such as broadcasting licenses) is more than their fair value, then a charge is recorded to the results of operations.

The Company may only write down the carrying value of its indefinite-lived intangibles, but is not permitted to increase the carrying value if the fair value of these assets subsequently increases.

***Change In Annual Testing Period For Broadcasting Licenses***

In 2009, the Company changed the period when it performs its annual impairment test for broadcasting licenses from the first quarter to the second quarter of each year, in line with its annual impairment test for goodwill. An interim impairment test for broadcasting licenses was performed during the fourth quarter of 2008.

***(1) Broadcasting Licenses***

The Company performs its broadcasting license impairment test by evaluating its broadcasting licenses for impairment at the market level using the direct method. Indefinite-lived intangible assets are combined into a single unit of accounting for purposes of testing impairment. Since the broadcasting licenses in each of the markets are operated as a single asset, each market's broadcasting licenses are a single unit of accounting. The Company determines the fair value of the broadcasting licenses in each of its markets by relying on a discounted cash flow approach (a 10-year income model) assuming a start-up scenario in which the only assets held by an investor are broadcasting licenses. The Company's fair value analysis contains assumptions incorporating variables that are based on past experiences and judgments about future performance using industry normalized information for an average station within a certain market. These variables include, but are not limited to: (1) the risk-adjusted discount rate used in the valuation of fair value; (2) market share and profit margin of an average station within a market based upon market size and station type; (3) the forecast growth rate of each radio market, including assumptions regarding each market's population, household income, retail sales and other factors that would influence advertising expenditures; (4) estimated capital start-up costs and losses incurred during the early years; (5) the likely media competition within the market area; (6) an effective tax rate assumption; and (7) future terminal values.

***Broadcasting License Impairment For The Year Ended December 31, 2009***

During the second quarter of 2009, the Company completed the impairment test for broadcasting licenses and determined that the fair value of the broadcasting licenses was less than the amount reflected in the balance sheet for each of the Company's markets, other than Seattle, and recorded an impairment loss of $60.8 million. The prolonged economic downturn negatively impacted the radio broadcasting industry as advertising revenues continued to decline and expectations for growth over the next year were reduced. The projected growth levels for the industry and the Company were less than those originally forecasted for 2009, which was the primary reason for further impairment to broadcasting licenses in the second quarter. As revenues decline, profitability levels are also negatively impacted as fixed costs represent a large component of a radio station's operating expenses. As a result, the asset base is particularly sensitive to the impact of continued declining revenues.

The methodology used by the Company in determining its key estimates and assumptions was applied consistently to each market. As a result, the analysis for each market is the same. Of the seven variables identified above, the Company believes that the first three (in clauses (1) through (3)) are the most important to the determination of fair value. The following table reflects these estimates and assumptions since the most recent impairment test of broadcasting licenses in the fourth quarter of 2008. The table also depicts the range of operating profit margin and market long-term revenue growth rates used for determining the fair value of the Company's broadcasting licenses. In general, when comparing between the second quarter of 2009 and the fourth quarter of 2008: (1) the market specific operating profit margin range declined; and (2) the market long-term revenue growth rates were consistent; however, current period revenues were less than previously projected for 2009.

| | Second Quarter 2009 | Fourth Quarter 2008 |
|---|---|---|
| Discount rates | 10.6% | 10.6% |
| Operating profit margin ranges | 21.0% to 44.0% | 21.0% to 46.7% |
| Market long-term revenue growth rates | 1.0% to 2.5% | 1.0% to 2.0% |

The following table presents, in thousands, the changes in broadcasting licenses for each of the years ended December 31, 2009, 2008 and 2007:

| | Carrying Amount (amounts in thousands) |
|---|---|
| Balance at December 31, 2006 | $ 1,351,389 |
| Acquisitions | 240,384 |
| Deconsolidated entities | (109,419) |
| Assets held for sale | (126,685) |
| Loss on impairment | (38,686) |
| Balance at December 31, 2007 | 1,316,983 |
| Acquisitions | 210,358 |
| Reversal of assets held for sale | 3,650 |
| Loss on impairment | (762,345) |
| Balance at December 31, 2008 | 768,646 |
| Loss on impairment | (60,794) |
| Balance at December 31, 2009 | $ 707,852 |

If actual market conditions are less favorable than those projected by the industry or the Company, or if events occur or circumstances change that would reduce the fair value of the Company's broadcasting licenses below the amount reflected in the balance sheet, the Company may be required to recognize impairment charges, which may be material, in future periods.

***Broadcasting Licenses Impairment For The Year Ended December 31, 2008***

During the fourth quarter of 2008, the Company determined that the fair value of the broadcasting licenses was less than the amount reflected in the balance sheet for each of its markets, other than Seattle, and recorded an impairment loss of $645.3 million. The impairment loss was indicative of a trend in the broadcast industry and was not unique to the Company. Factors that contributed to the impairment loss were changes in estimates and assumptions since the most recent annual test in the first quarter of 2008, including but not limited to: (1) a decrease of up to 50% in advertising revenue growth projections to the low single digits for the broadcasting industry; (2) a decrease in operating profit margins of up to 4 percentage points; and (3) an increase in the cost of capital by 25% to the low double digits from the high single digits.

During the second quarter of 2008, the Company determined that the fair value of several of its markets' broadcasting licenses was impaired under the second step of its annual goodwill analysis. As a result, the Company recorded an impairment loss in the Denver, Greenville, Indianapolis and Memphis markets on an aggregate basis of $117.0 million and reduced its carrying value of broadcasting licenses. Contributing factors to the impairment were a decline in the available advertising dollars in these markets and its effect on the Company's operations, coupled with changes in the anticipated growth of these markets.

Except as otherwise described herein, during the first quarter of 2008, the Company completed the non-amortizing intangible asset impairment test for broadcasting licenses and determined that the fair value of the broadcasting licenses was equal to or greater than the amount reflected in the balance sheet for each of the Company's markets. Based upon these results, no impairment charges were recorded.

During the first quarter of 2008, the Company reviewed its carrying amount for the Rochester assets held for sale at that time and determined that an aggregate impairment loss for broadcasting licenses of $6.4 million was necessary due to: (1) the continued decline in advertising revenues; (2) the filing of an application with the FCC to place these stations into a disposition trust; and (3) the potential for a forced sale by the disposition trustee (for further discussion, see Note 17, Discontinued Operations). The impairment loss was reflected in the statement of operations as discontinued operations.

***Broadcasting Licenses Impairment For The Year Ended December 31, 2007***

The Company completed the non-amortizing intangible asset impairment test for broadcasting licenses and determined that the fair value of the broadcasting licenses was less than the amount reflected in the balance sheet for several of the markets tested, including New Orleans, Greensboro and Norfolk. As a result, the Company recorded an impairment loss of $38.7 million. Contributing factors to the impairment loss were a decline in the available advertising dollars in these markets and its effect on the Company's operations, coupled with changes in the anticipated growth of these markets. In addition, the broadcasting licenses in New Orleans were impacted by the longer-than-expected economic recovery of the region after Hurricane Katrina.

***(2) Goodwill***

The Company performs its annual impairment test on its goodwill during the second quarter of each year by comparing the fair value for each reporting unit with the amount reflected on the balance sheet. The Company has determined that a radio market is a reporting unit and, in total for 2009, the Company assessed goodwill at 22 separate reporting units. If the fair value for any reporting unit is less than the amount reflected in the balance sheet, an indication exists that the amount of goodwill attributed to a reporting unit may be impaired, and the Company is required to perform a second step of the impairment test. In the second step, the Company compares, to the amount reflected in the balance sheet, the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation.

To determine the fair value, the Company uses an income and market approach for each reporting unit. The market approach compares recent sales and offering prices of similar properties. The income approach uses the subject property's income generated over a specified time and capitalized at an appropriate market rate to arrive at an indication of the most probable selling price.

***Goodwill Impairment For The Year Ended December 31, 2009***

In step one of the Company's goodwill analysis during the second quarter, the Company considered the results of the market approach and the income approach in computing the fair value of the Company's reporting units. In the market approach, the Company applied an estimated market multiple of six times (consistent with the multiple used in the fourth quarter of 2008) to each reporting unit's operating performance to calculate the fair value. The Company applied the same market multiple consistently across all reporting units. In the income approach, the Company utilized the discounted cash flow method to calculate the fair value of the reporting unit (key estimates and assumptions are included in the table below). The results of step one indicated that it was necessary to perform the second step analysis in seven of the 22 markets (each market is a reporting unit). The fair values for two of the seven markets were marginally above book value. Management believes that these approaches are commonly used methodologies for valuing broadcast radio stations and that a six times multiple is an appropriate measurement given the recent fall in market valuations of broadcast radio stations together with a historically low level of market transactions in recent months. The marginal stations were included in the Company's step two impairment testing due to the subjective nature of the step one analysis (unobservable inputs) and the sensitivities inherent in these calculations. Factors contributing to the determination of the reporting unit's operating performance were historical performance and/or management's estimates of future performance.

Under the second step, the Company determined that the fair value of the Company's goodwill was less than the amount reflected in the balance sheet for the seven markets tested, which were Austin, Greensboro, Greenville, Indianapolis, Kansas City, Memphis and Wichita, and recorded an impairment loss of $6.9 million during the second quarter of 2009. Contributing factors to the impairment were a decline in the advertising dollars in these markets and its effect on the Company's operations, coupled with changes in the anticipated growth and profitability of these markets.

The prolonged economic downturn negatively impacted the radio broadcasting industry as advertising revenues continued to decline and expectations for growth over the next year also declined. The projected revenue growth levels for the industry and the Company were less than those originally forecasted for 2009, which caused further goodwill impairment in the second quarter of 2009. As revenues decline, profitability levels are also negatively impacted as fixed costs represent a large component of a radio station's operating expenses. As a result, the asset base is particularly sensitive to the impact of declining revenues.

Goodwill reflected in the balance sheet as of December 31, 2009 was $38.2 million. If actual market conditions are less favorable than those projected by the industry or the Company, or if an event occurs or circumstances change that would reduce the fair value of the Company's goodwill below the amount reflected in the balance sheet, the Company may be required to recognize impairment charges in future periods.

The following table reflects the Company's three key estimates and assumptions since the most recent impairment test in the fourth quarter of 2008. The table also depicts the range of operating profit margin and market long-term revenue growth rates for the Company's markets. In general, when comparing between the second quarter of 2009 and the fourth quarter of 2008: (1) the market specific operating profit margin range declined; and (2) the market long-term revenue growth rates were consistent; however, current period revenues were less than previously projected for 2009.

| | **Second Quarter 2009** | **Fourth Quarter 2008** |
|---|---|---|
| Discount rates | 10.6% | 10.6% |
| Operating profit margin ranges | 21.0% to 41.0% | 21.0% to 44.0% |
| Market long-term revenue growth rates | 1.0% to 2.5% | 1.0% to 2.0% |

The following table presents the changes in goodwill for each of the years ended December 31, 2009, 2008 and 2007:

| | **Goodwill Carrying Amount** | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| | **(amounts in thousands)** | | |
| Goodwill balance before cumulative loss on impairment as of January 1, | $ 163,783 | $ 160,976 | $ 157,242 |
| Accumulated loss on impairment as of January 1, | (118,733) | (45,362) | - |
| Goodwill balance after cumulative loss on impairment as of January 1, | 45,050 | 115,614 | 157,242 |
| Loss on impairment during year | (6,882) | (73,371) | (45,353) |
| Assets held for sale | - | - | (237) |
| Deconsolidated entities | - | - | (3,771) |
| Acquisitions | - | 2,807 | 7,733 |
| Goodwill balance as of December 31, | $ 38,168 | $ 45,050 | $ 115,614 |
| | | | |
| Goodwill balance before cumulative loss on impairment as of December 31, | $ 163,783 | $ 163,783 | $ 160,967 |
| Accumulated loss on impairment as of December 31, | (125,615) | (118,733) | (45,353) |
| Goodwill balance as of December 31, | $ 38,168 | $ 45,050 | $ 115,614 |

***Goodwill Impairment Loss For The Year Ended December 31, 2008***

During the fourth quarter of 2008, the Company performed an interim impairment test of its goodwill and determined under the second step that the fair value of the Company's goodwill was less than the amount reflected in the balance sheet for three of the markets tested, including Greenville, Indianapolis and Memphis, and recorded an impairment loss of $5.8 million. Factors that contributed to the impairment loss were changes in estimates and assumptions since the most recent annual test in the second quarter of 2008, including but not limited to: (1) a

decrease of up to 50% in advertising revenue growth projections to the low single digits for the broadcasting industry; (2) a decrease in operating profit margins of up to seven percentage points; and (3) an increase in the cost of capital by 25% to the low double digits from the high single digits.

In determining which markets to test prior to the second step as described above, the Company computed the enterprise value by applying an estimated market multiple of mid to higher single digits (which was a decrease from the market multiple of low double digits that was used in the test during the second quarter of 2008) to the operating performance of each reporting unit. The Company applied the same market multiple consistently across all reporting units and determined that 15 of 23 markets tested may be impaired. Factors contributing to the determination of the reporting unit's operating performance were historical performance and/or management's estimates of future performance.

During the second quarter of 2008, the Company performed its annual impairment test and, as a result, the Company recorded an impairment loss of $67.6 million on an aggregate basis for the Denver and Indianapolis markets. Contributing factors to the impairment were a decline in the available advertising dollars in these markets and its effect on the Company's operations, coupled with changes in the anticipated growth of the broadcasting industry and their impact on prices paid for radio stations.

During the first quarter of 2008, the Company reviewed its carrying amount for the Rochester assets held for sale at that time and determined that an impairment loss for goodwill of $0.3 million was necessary due to: (1) the continued decline in advertising revenues; (2) the filing of an application with the FCC to place these stations into a disposition trust; and (3) the potential for a forced sale by the disposition trustee (for further discussion, see Note 17, Discontinued Operations). The impairment loss was reflected in the statement of operations as discontinued operations.

***Goodwill Impairment For The Year Ended December 31, 2007***

The Company performed its annual impairment test during the second quarter of 2007 and determined that it was necessary to record an impairment loss of $45.3 million for the Denver market. A contributing factor to the impairment was a decline in the advertising dollars in the Denver market and its effect on the Company's operations.

**(B) Definite-Lived Intangibles**

The Company has definite-lived intangible assets that consist of advertiser lists and customer relationships, and acquired advertising contracts. These assets are amortized over the period for which the assets are expected to contribute to the Company's future cash flows and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the years ended December 31, 2009, 2008 and 2007, the Company reviewed the carrying value and the useful lives of these assets and determined they were appropriate. The amount of the amortization expense for definite-lived intangible assets was $0.2 million, $2.9 million and $0.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

As of December 31, 2009, 2008, the Company reflected $0.8 million and $0.9 million, respectively, in unamortized definite-lived assets, which amounts are as follows and are included in deferred charges and other assets on the balance sheet. For a listing of the assets comprising deferred charges and other assets, refer to Note 6, Deferred Charges And Other Assets.

| | December 31, 2009 | | |
|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Amount |
| | (amounts in thousands) | | |
| Advertiser lists and customer relationships | $ 656 | $ 615 | $ 41 |
| Acquired advertising contracts | 6,352 | 6,352 | - |
| Permits, patents and trademarks | 13 | 11 | 2 |
| Deferred contracts and other agreements | 1,618 | 875 | 743 |
| Total | $ 8,639 | $ 7,853 | $ 786 |

| | December 31, 2008 | | |
|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Amount |
| | (amounts in thousands) | | |
| Advertiser lists and customer relationships | $ 656 | $ 575 | $ 81 |
| Acquired advertising contracts | 6,352 | 6,352 | - |
| Permits, patents and trademarks | 13 | 9 | 4 |
| Deferred contracts and other agreements | 1,618 | 761 | 857 |
| Total | $ 8,639 | $ 7,697 | $ 942 |

The following table presents the Company's estimate of amortization expense for definite-lived assets for each of the five succeeding years ended December 31:

| | Definite-Lived Assets |
|---|---|
| | (amounts in thousands) |
| Years ending December 31, | |
| 2010 | $ 124 |
| 2011 | 84 |
| 2012 | 81 |
| 2013 | 53 |
| 2014 | 49 |
| Thereafter | 395 |
| Total | $ 786 |

## 4. ACQUISITIONS, DIVESTITURES, OTHER EVENTS AND PRO FORMA SUMMARY

The Company consummated acquisitions of radio stations under the purchase method of accounting, and the purchase price, including transaction costs for acquisitions prior to 2009, was allocated to the assets based upon their respective fair values as determined as of the purchase date.

***Acquisitions And Dispositions For The Year Ended December 31, 2009***

There were no acquisitions during the above period (other than as disclosed under Note 9, Financing Method Lease Obligations and Note 12, Contingencies, Commitments and Guarantor Arrangements), during the year ended December 31, 2009.

*Acquisition For The Year Ended December 31, 2008*

**Acquisition Of Three Stations In San Francisco, California, In Exchange For Four Stations In Cincinnati, Ohio, And Three Stations In Seattle, Washington**

On March 14, 2008, the Company completed an exchange transaction to acquire three radio stations in San Francisco, California, and $1.0 million in cash for four radio stations in Cincinnati, Ohio, and three radio stations in Seattle, Washington. The fair value of the assets acquired in exchange for the assets disposed was accounted for under purchase price accounting, which resulted in a fair value of $220.0 million.

As a result of the exchange transaction, the Company recorded $2.8 million of goodwill which is fully deductible for income tax purposes. The exchange transaction provided the Company with entry into the San Francisco market, where management believes it can increase the market share of the acquired stations. Upon completion of the transactions described herein, the Company: (1) owns and operates three stations in San Francisco; (2) continues to own and operate four radio stations in the Seattle market; and (3) exited the Cincinnati market. The Company reported a gain on sale or disposal of assets of $10.0 million, which was primarily attributable to the disposition of the three radio stations in the Seattle market.

The following is a summary of those radio stations that were included in the exchange on March 14, 2008:

| Markets | Radio Stations | Transactions |
|---|---|---|
| San Francisco, CA | KDFC-FM; KBWF-FM; and KOIT-FM | Company acquired |
| Seattle, WA | KBSG-FM; KIRO-AM; and KTTH-AM | Company disposed |
| Cincinnati, OH | WKRQ-FM; WSWD-FM; WUBE-FM; and WYGY-FM | Company disposed |

On February 26, 2007, each party to the exchange transaction commenced operations of the counter-party's respective radio stations pursuant to a TBA. During the period of the TBA, the Company: (1) included net revenues and station operating expenses associated with operating the San Francisco stations in the Company's financial statements; and (2) excluded net revenues and station operating expenses associated with operating the Cincinnati stations and three of the Seattle stations in the Company's consolidated financial statements. TBA income and TBA fees were equal in amount under the TBA agreements (other than the first three months when TBA income exceeded TBA expense by $0.3 million).

During the period subsequent to the acquisition of the Cincinnati stations by the Company and prior to the disposition of the Cincinnati stations by the Company (November 30, 2007 through March 14, 2008), there were no revenues or station operating expenses reported by the Company, as the counter-party to the exchange agreement operated these stations pursuant to a TBA.

For the three radio stations acquired in San Francisco, the aggregate purchase price, including transaction costs of $0.4 million, was allocated as follows:

| Description | | Amount (in thousands) | Useful Lives |
|---|---|---|---|
| Leasehold improvements | $ | 1,919 | 7 years |
| Furniture and equipment | | 173 | 5 years |
| Equipment | | 2,032 | 3 to 5 years |
| Total tangible assets | | 4,124 | |
| Advertiser lists and customer relationships | | 56 | 3 years |
| Acquired advertising contracts | | 2,039 | less than 1 year |
| Broadcasting licenses | | 210,358 | non-amortizing |
| Goodwill | | 2,807 | non-amortizing |
| Total intangible assets | | 215,260 | |
| Total assets | | 219,384 | |
| Asset retirement liabilities | | (10) | 7 years |
| Net assets acquired | $ | 219,374 | |

These assets were reviewed for impairment as described in Note 3, Intangible Assets And Goodwill.

***Dispositions For The Year Ended December 31, 2008***

**Rochester, New York**

On July 14, 2008, the Company completed the sale of three radio stations, WRMM-FM, WZNE-FM and WFKL-FM, for $12.2 million in net cash proceeds. Pursuant to a TBA and an agreement of sale dated April 28, 2008, the buyer commenced operation of these stations on May 1, 2008. During the third quarter of 2008, the Company recorded a $0.7 million gain on the disposition, which amount was recorded as discontinued operations. Upon completion of this transaction, the Company continues to own and operate five radio stations in the Rochester market.

As background on this disposition, on November 30, 2007, the Company purchased the assets of four radio stations serving the Rochester radio market. In connection with certain regulatory requirements, the Company agreed to divest three radio stations, two of which were radio stations that were acquired on November 30, 2007.

**Austin, Texas**

On January 15, 2008, the Company sold the radio station assets of KLQB-FM, formerly KXBT-FM, in Austin, Texas, for $20.0 million in cash. The buyer had operated this station under a TBA since February 26, 2007. The Company believes that the divestiture of this station will not alter the competitive position of the remaining three stations the Company currently operates in this market. No gain or loss was reported on the sale.

As background on this disposition, on November 30, 2007, the Company purchased the assets of four radio stations serving the Austin radio market.

***Acquisitions For The Year Ended December 31, 2007***

**Springfield, Massachusetts, Acquisition**

On December 10, 2007, the Company acquired the radio station assets of WVEI-FM (formerly WBEC-FM), serving the Springfield, Massachusetts, radio market, for $5.8 million in cash, of which $2.3 million was paid as a deposit and $3.5 million was paid from funds borrowed under the Company's senior credit facility. The Company commenced operations under a TBA on October 26, 2006 and included the net revenues, station operating expenses and TBA fees associated with operating this station in the Company's consolidated financial statements for the years ended December 31, 2007 and 2006. The Company recorded less than $0.1 million of goodwill, which amount is fully deductible for income tax purposes. Under the asset purchase agreement and the TBA, the Company did not assume any advertising contracts nor hire any employees. The proximity of this market to the stations that the

Company currently operates in the Boston radio market has allowed for certain synergies in programming, sales and administration. The Company does not currently own or operate any other radio stations in this market.

For this acquisition, the aggregate purchase price, including transaction costs of less than $0.1 million, was allocated as follows:

| Description | Amount (in thousands) | Useful Lives |
|---|---|---|
| Equipment | $ 50 | 5 years |
| Total tangible assets | 50 | |
| Broadcasting licenses | 5,700 | non-amortizing |
| Goodwill | 17 | non-amortizing |
| Total intangible assets | 5,717 | |
| Total purchase price | $ 5,767 | |

**Cincinnati, Ohio, Exchange**

On December 5, 2007, the Company completed a transaction to exchange WGRR-FM, a radio station included in the acquisition described below, for WSWD-FM and certain other intellectual property. WSWD-FM, with a frequency of 94.9 on the FM band, had several call letter changes (in most recent order, formerly WYGY-FM and WPRV-FM). Each of the stations included in the exchange, WGRR-FM and WSWD-FM, serves the Cincinnati, Ohio, radio market. Concurrently with entering into the asset exchange agreement, the Company also entered into reciprocal TBAs. Pursuant to these TBAs, on November 1, 2006, each party to the transaction commenced operations of their respective radio station. The Company included the net revenues and station operating expenses associated with operating WSWD-FM in the Company's consolidated financial statements for the years ended December 31, 2007 and 2006. Under the asset purchase agreement and the TBA, there were very few employees hired and a minimal number of contracts assumed.

The fair value of the assets acquired in exchange for the assets disposed, resulted in a fair value of $31.0 million. WSWD-FM, together with the other acquired Cincinnati radio station assets as described below, was disposed of on March 14, 2008, in connection with the exchange transaction described above. The WSWD-FM assets acquired were not amortized during the years ended December 31, 2008 and 2007 as these assets were part of a disposal group.

For this acquisition and disposition, the aggregate purchase price was allocated as follows:

| | Assets Acquired | Assets Disposed |
|---|---|---|
| | (amounts in thousands) | |
| Equipment | $ 208 | $ 206 |
| Total tangible assets | 208 | 206 |
| Acquired advertising contracts | - | 5 |
| Broadcasting licenses | 30,787 | 30,787 |
| Goodwill | 5 | 2 |
| Total intangible assets | 30,792 | 30,794 |
| Total purchase price | $ 31,000 | $ 31,000 |

**Austin, Texas; Cincinnati, Ohio; And Memphis, Tennessee, Acquisition**

On November 30, 2007, the Company acquired the assets of 11 radio stations serving the Memphis, Austin and Cincinnati radio markets for a purchase price of $220.0 million in cash. The funds used to complete this transaction were borrowed under the Company's senior credit facility. The Company recorded $2.8 million of goodwill, which amount is fully deductible for income tax purposes. On November 1, 2006, the Company commenced operations of these radio stations (other than WGRR-FM as described in the exchange transaction above) under a TBA. The net revenues, station operating expenses and TBA fees associated with operating these stations were included in the consolidated financial statements for the years ended December 31, 2007 and 2006. With this acquisition, the Company entered into two new radio markets: Austin and Cincinnati (the Company exited the Cincinnati market in February 2007). In Memphis, the acquisition of three radio stations added to the three radio stations that the Company currently owns and operates in this market. The Company believes that this acquisition provided: (1) an opportunity to increase the market share of the Memphis radio stations; (2) an improvement in the Company's geographical diversity; and (3) an improvement in the Company's ability to compete more effectively on a national basis.

For this acquisition, the aggregate purchase price, including transaction costs of $0.4 million, was allocated as follows:

| Description | Amount (in thousands) | Useful Lives |
|---|---|---|
| Land | $ 1,374 | non-depreciating |
| Building | 191 | 2 to 20 years |
| Leasehold improvements | 837 | 2 to 4 years |
| Equipment | 5,416 | 5 to 15 years |
| Furniture and fixtures | 236 | 5 years |
| Total tangible assets | 8,054 | |
| Acquired income leases | 855 | over the life of each lease |
| Favorable leases | 424 | over the life of each lease |
| Advertiser lists and customer relationships | 36 | 3 years |
| Acquired advertising contracts | 966 | less than one year |
| Broadcasting licenses | 69,203 | non-amortizing |
| Goodwill | 2,849 | non-amortizing |
| Total intangible assets | 74,333 | |
| Assets contained in the deconsolidated subsidiary | 119,250 | non amortizing |
| Assets acquired and held for sale | 20,065 | non amortizing |
| Total assets | 221,702 | |
| Asset retirement liability | 51 | less than one year |
| Unfavorable lease liabilities | 1,283 | 10 to 23 years |
| Total purchase price | $ 220,368 | |

Included in the above acquisition were: (1) assets of $119.3 million contained in a deconsolidated subsidiary that comprised four radio stations in Cincinnati; and (2) assets of $20.1 million acquired and held for sale for one station in Austin, KLQB-FM (formerly KXBT-FM). These assets were not amortized during the years ended December 31, 2008 and 2007 as these assets were part of a disposal group in accordance with accounting guidelines.

**Rochester, New York, Acquisition**

On November 30, 2007, the Company acquired the assets of four radio stations serving the Rochester radio market for a purchase price of $42.0 million in cash. The funds used to complete this transaction were borrowed under the Company's senior credit facility. The Company recorded $0.7 million of goodwill, which amount is fully

deductible for income tax purposes. The acquisition of these four radio stations added to the four radio stations that the Company currently owns and operates in this market.

The FCC imposes specific limits on the number of commercial radio stations an entity can own in a single market. Due to these restrictions, the Company cannot own or operate more than five FM radio stations in this market. In addition, the Company is required to meet certain requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In connection therewith, the Company agreed with the U.S. Department of Justice to divest three FM radio stations in this market. See Note 4 for a discussion of the disposition in Rochester, New York, on July 14, 2008. Upon the divestiture of three radio stations, the Company owns and operates five radio stations in the Rochester, New York, market. The Company believes that this acquisition, net of the disposition, provides enhanced revenue opportunities and operating efficiencies for the Rochester radio station cluster.

For this acquisition, the aggregate purchase price, including transaction costs of $0.1 million, was allocated as follows:

| Description | Amount (in thousands) | Useful Lives |
|---|---|---|
| Equipment | $ 1,557 | 3 to 15 years |
| Furniture and equipment | 122 | 5 years |
| Total tangible assets | 1,679 | |
| Advertiser lists and customer relationships | 27 | 3 years |
| Acquired advertising contracts | 209 | less than 1 year |
| Broadcasting licenses | 21,387 | non-amortizing |
| Goodwill | 704 | non-amortizing |
| Total intangible assets | 22,327 | |
| Assets acquired and held for sale | 18,116 | non amortizing |
| Total assets | 42,122 | |
| Asset retirement liability | 25 | less than 1 year |
| Total purchase price | $ 42,097 | |

The following is a summary of the transactions that affected the Rochester market:

| Radio Stations | Transaction |
|---|---|
| WCMF-FM; WPXY-FM; WRMM-FM and WZNE-FM | Company acquired on November 30, 2007 |
| WFKL-FM; WRMM-FM and WZNE-FM | Company disposed on July 14, 2008 |

***Supplemental Pro Forma Information***

The following unaudited supplemental pro forma information presents the consolidated results of operations as if any acquisitions, which occurred during the period as of January 1, 2009 and as of January 1, 2008, had all occurred as of the beginning of each period presented, after giving effect to certain adjustments, including depreciation and amortization of assets and interest expense on any debt incurred to fund the acquisitions which would have been incurred had such acquisitions occurred as of January 1, 2008. For purposes of this presentation, the data does not reflect on a pro forma basis dispositions of radio stations (other than the disposition of: (1) a radio station in Cincinnati (WGRR-FM) as the Company never operated this station; and (2) the disposition of radio stations in Seattle and Cincinnati as this disposition was in exchange for the assets in San Francisco as described in Note 4). In addition, the tables reflect, on a pro forma basis, information as if the discontinued operations in Rochester were not discontinued. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of that date or results which may occur in the future.

| | Years Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (amounts in thousands, except per share data) | |
| | | (unaudited) |
| | Actual | Proforma |
| Net revenues | $ 372,432 | $ 440,262 |
| Net income (loss) | $ 5,398 | $ (526,801) |
| Net income (loss) per common share - basic and diluted | $ 0.15 | $ (14.32) |

## 5. INVESTMENTS

The Company's investment strategy is to seek long-term strategic investments to enhance its core business. The investments, noted in the table below, are comprised primarily of equity securities for which the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee. These investments are classified as available-for-sale and are carried at fair value based upon quoted market prices or historical cost when quoted market prices are unavailable. The net unrealized gain or loss, net of taxes (benefit), on these investments is reported in the statements of comprehensive income (loss) and as a separate component of shareholders' equity. Any net realized gains or losses are reported in the statements of operations.

The following table summarizes the activities of the Company's investments for the years ended December 31, 2009, 2008 and 2007:

| | Investments (amounts in thousands) |
|---|---|
| Balance at December 31, 2006 | $ 4,867 |
| Additional investment | 68 |
| Recovery of investment | (8) |
| Divestiture of investment | (2,605) |
| Fair value or cost adjustments | (421) |
| Balance at December 31, 2007 | 1,901 |
| Additional investment | 6 |
| Recovery of investment | (9) |
| Divestiture of investment | (345) |
| Fair value or cost adjustments | (154) |
| Balance at December 31, 2008 | 1,399 |
| Recovery of investment | (19) |
| Divestiture of investment | (20) |
| Fair value or cost adjustments | (966) |
| Balance at December 31, 2009 | $ 394 |

For those investments carried at cost, the Company does not estimate fair value unless events or circumstances arise that indicate a change in the fair value of the investment. At December 31, 2009, in conjunction with the preparation of its financial statements, the Company concluded it had an event that required an assessment of its investment carried at cost. As a result of this assessment, the Company recorded an impairment of $1.0 million to its consolidated statement of operations for the year ended December 31, 2009. In the statements of comprehensive income (loss), for the year ended December 31, 2008, the Company recorded an unrealized gain of $0.1 million (net of an income tax benefit of $0.1 million) and for the year ended December 31, 2007, the Company recorded an unrealized loss of $0.3 million (net of an income tax benefit of $0.1 million).

*Unrealized Gains And Losses As Of December 31, 2009, 2008 and 2007*

The following chart reflects the aggregate related fair value of investments, with unrealized gains and or losses that were segregated by the time period over which the investments were in an unrealized gains and/or losses position, including those cost method investments not evaluated for impairment:

| | December 31, 2009 (amounts in thousands) | | | | |
|---|---|---|---|---|---|
| | Total Aggregate Fair Value Of Investments | Aggregate Fair Value Of Investments With Unrealized Gains And/Or (Losses) | | | |
| | | Unrealized Gains | | Unrealized (Losses) | |
| | | Less Than 1 Year | 1 year Or Greater | Less Than 1 Year | 1 year Or Greater |
| Investments carried at fair value | $ - | $ - | $ - | $ - | $ - |
| Investments at cost where fair value was not estimated | 394 | - | - | (966) | |
| Investments reflected under the equity method | - | - | - | - | - |
| | $ 394 | $ - | $ - | $ (966) | $ - |

| | December 31, 2008 (amounts in thousands) | | | | |
|---|---|---|---|---|---|
| | Total Aggregate Fair Value Of Investments | Aggregate Fair Value Of Investments With Unrealized Gains And/Or (Losses) | | | |
| | | Unrealized Gains | | Unrealized (Losses) | |
| | | Less Than 1 Year | 1 year Or Greater | Less Than 1 Year | 1 year Or Greater |
| Investments carried at fair value | $ - | $ - | $ - | $ - | $ - |
| Investments at cost where fair value was not estimated | 1,399 | - | - | (154) | - |
| Investments reflected under the equity method | - | - | - | - | - |
| | $ 1,399 | $ - | $ - | $ (154) | $ - |

| | December 31, 2007 (amounts in thousands) | | | | |
|---|---|---|---|---|---|
| | Total Aggregate Fair Value Of Investments | Aggregate Fair Value Of Investments With Unrealized Gains And/Or (Losses) | | | |
| | | Unrealized Gains | | Unrealized (Losses) | |
| | | Less Than 1 Year | 1 year Or Greater | Less Than 1 Year | 1 year Or Greater |
| Investments carried at fair value | $ 345 | $ - | $ 203 | $ (421) | $ - |
| Investments at cost where fair value was not estimated | 1,556 | - | - | - | - |
| Investments reflected under the equity method | - | - | - | - | - |
| | $ 1,901 | $ - | $ 203 | $ (421) | $ - |

## 6. DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets, including definite-lived intangible assets, consist of the following as of December 31, 2009 and 2008:

| | December 31, | | Period Of Amortization |
|---|---|---|---|
| | 2009 | 2008 | |
| | (amounts in thousands) | | |
| Debt issuance costs less accumulated amortization of $6,762 in 2009 and $6,623 in 2008 | $ 3,756 | $ 5,775 | Term of Debt |
| Software costs less accumulated amortization of $7,712 in 2009 and $6,418 in 2008 | 1,280 | 2,454 | 3 years |
| Deferred contracts and other agreements less accumulated amortization of $876 in 2009 and $761 in 2008 | 743 | 857 | Term of contracts |
| Leasehold premium less accumulated amortization of $1,026 in 2009 and $937 in 2008 | 706 | 795 | Term of Lease |
| Advertiser lists and customer relationships less accumulated amortization of $615 in 2009 and $575 in 2008 | 41 | 81 | 3 Years |
| Permits, patents and trademarks less accumulated amortization of $11 in 2009 and $9 in 2008 | 2 | 4 | 5 years |
| Prepaid assets - long-term | 1,421 | 1,600 | Not applicable |
| Deposits - long-term | 393 | - | Not applicable |
| Note receivable - long-term | 144 | 142 | Not applicable |
| Total | $ 8,486 | $ 11,708 | |

The amounts of the amortization expense for deferred charges and other assets, including amortization expense of definite-lived intangible assets as discussed in Note 3 and deferred financing expense, were $3.1 million, $5.8 million and $3.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. Amortization expense includes the amortization of computer software costs with an amortization period of three years. The amortization of software costs was $1.3 million, $1.2 million and $0.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. The amortization of deferred financing costs was charged to interest expense for all periods presented.

The following table presents the Company's estimate of amortization expense, for each of the five succeeding years ended December 31, for deferred charges and other assets:

| Years ending December 31, | (amounts in thousands) |
|---|---|
| 2010 | $ 2,743 |
| 2011 | 1,833 |
| 2012 | 881 |
| 2013 | 162 |
| 2014 | 109 |
| Thereafter | 800 |
| Total | $ 6,528 |

## 7. INCOME TAXES (BENEFIT)

*Expected And Reported Income Taxes (Benefit)*

Income tax expense (benefit) computed using the United States federal statutory rates is reconciled to the reported income tax expense (benefit) as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (amounts in thousands) | | |
| Federal statutory income tax rate | 35% | 35% | 35% |
| Computed tax expense (benefit) at federal statutory rates on income (loss) before income taxes (benefit) | $ 59 | $ (260,810) | $ (2,695) |
| State income tax expense (benefit), net of federal benefit | 176 | (32,042) | 435 |
| Increase (decrease) in valuation allowance (federal and state) | - | 59,366 | - |
| Change in state income tax rates | - | - | 2,910 |
| Decrease in valuation allowance for change in federal net operating loss carryback rules | (6,696) | | |
| Nondeductible expenses and other | 932 | 886 | 539 |
| State income tax credit associated with the relocation of studio facilities | - | - | (494) |
| Income taxes (benefit) from continuing operations | $ (5,529) | $ (232,600) | $ 695 |

*Effective Tax Rate (Benefit)*

The Company's tax benefit for the year ended December 31, 2009 as a percentage of pre-tax income was not numerically relevant. The Company's tax rate (benefit) for the years ended December 31, 2008 and 2007, was (31.2)% and 9.0%, respectively. The differences between the federal statutory tax rate of 35% and the effective tax rates are primarily due to: (1) valuation allowances; (2) state tax provisions; and (3) permanent differences that are not fully deductible for tax purposes such as meals and entertainment.

For the year ended December 31, 2009, the effective income tax benefit of $5.5 million primarily resulted from a change in tax legislation during the fourth quarter of 2009 that allowed net operating losses to be carried back for up to five years rather than two years. As a result, the Company applied for a $7.0 million tax refund using its 2008 net operating loss. Included in the $7.0 million tax refund was the realization of $0.3 million in dividend equivalent payments, which were recorded as an increase to paid-in-capital. Due to the expected refund from the Internal Revenue Service, the Company's full valuation allowance against this deferred tax asset was removed. The Company also recorded the expected refund from the Internal Revenue Service as prepaid and refundable income taxes.

For the year ended December 31, 2008, the effective income tax benefit was negatively impacted by an increase of $59.4 million in the valuation allowance. The effective income tax rate in 2007 was negatively impacted by a discrete item of tax of $2.9 million due to the commencement of operations in 2007 in states which on average have higher income tax rates than in states in which the Company previously operated and the resulting effect on previously reported temporary differences between the tax and financial reporting bases of the Company's assets and liabilities.

For all years, the effective income tax rate (benefit) was impacted by: (1) the effect of permanent differences between income subject to income tax for book and tax purposes; (2) limits on the deduction of certain compensation expense; (3) income taxes in certain states where the states' current taxable income is dependent on factors other than the Company's consolidated net income; and (4) the effect of recording changes in the Company's liabilities for uncertain tax position. The effective tax rate in 2007 was favorably impacted by a deferred tax asset of $0.5 million (net of a valuation allowance of $0.7 million) from a state income tax credit that resulted from the relocation of certain studio facilities in that state.

The fluctuations in the effective annual rate for these years was also due to: (1) changes in the level of income or loss in any of the Company's taxing jurisdictions; (2) changes in the statutes and rules applicable to taxable income in the jurisdictions in which the Company operates; (3) changes in the expected outcome of tax audits; (4) changes in the estimate of expenses that are not deductible for tax purposes; and (5) additional states in which the Company conducts business.

An impairment loss will result in an income tax benefit (before any valuation allowance) during the period incurred as the amortization of broadcasting licenses and goodwill is deductible for income tax purposes. For the years ended December 31, 2009, 2008 and 2007, the Company recorded an income tax benefit of $26.7 million, $328.4 million and $33.0 million, respectively. The Company recorded a full valuation allowance against the income tax benefit in 2009 and 2008.

***Income Tax Expense***

Income tax expense (benefit) from continuing operations for the years ended December 31, 2009, 2008 and 2007 is summarized as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (amounts in thousands) | | |
| From continuing operations: | | | |
| Current: | | | |
| Federal | $ (5,800) | $ - | $ (8,549) |
| State | 271 | - | (384) |
| Total current | (5,529) | - | (8,933) |
| Deferred: | | | |
| Federal | - | (183,304) | 8,575 |
| State | - | (49,296) | 1,053 |
| Total deferred | - | (232,600) | 9,628 |
| Total income taxes (benefit) from continuing operations | $ (5,529) | $ (232,600) | $ 695 |

Income tax expense (benefit) from discontinued operations for the years ended December 31, 2009, 2008 and 2007 is summarized as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (amounts in thousands) | | |
| From discontinued operations: | | | |
| Current: | | | |
| Federal | $ - | $ - | $ 8 |
| State | - | - | 1 |
| Total current | - | - | 9 |
| Deferred: | | | |
| Federal | - | (1,450) | - |
| State | - | (392) | - |
| Total deferred | - | (1,842) | - |
| Total income taxes (benefit) from discontinued operations | $ - | $ (1,842) | $ 9 |

***Income Tax Payments, Refunds***

The Company made income tax payments of $0.2 million, less than $0.1 million and $0.5 million, respectively, for the years ended December 31, 2009, 2008 and 2007.

***Income Tax Refunds***

As a result of tax legislation during the fourth quarter of 2009 that allows the Company to carryback its 2008 net operating loss for five years rather than for two years, the Company recorded $7.0 million under prepaid and refundable income taxes as the Company expects to recover this amount in the first half of 2010 for income taxes previously paid.

In 2008, the Company received $14.6 million in income tax refunds that was primarily comprised of: (1) $8.4 million in previously paid taxes as a result of a 2007 federal net operating loss carryback; and (2) $6.2 million in refunds related to federal and state estimated tax prepayments.

***Net Operating Loss Carryforwards***

As of December 31, 2009, the Company has: (1) federal net operating loss carryforwards of $48.0 million, which expires in 2029; and (2) state net operating loss carryforwards of $51.1 million, which expire between 2016 and 2029. In addition the Company has: (1) federal and state capital loss carryforwards of $5.2 million, which expire between 2010 and 2013; and (2) a state tax income tax credit of $1.2 million that expires in 2017. The tax loss carryforwards presented above exclude $0.8 million of windfall tax benefits that will be recorded to paid-in-capital when realized. Utilization in future years of the net operating loss carryforwards may be subject to limitations due to the changes in ownership provisions under Section 382 of the Internal Revenue Code and similar state provisions.

***Deferred Tax Assets And Deferred Tax Liabilities***

The income tax accounting process, to determine the deferred tax assets and deferred tax liabilities, involves estimating all temporary differences between the tax and financial reporting bases of the Company's assets and liabilities based on tax laws and statutory tax rates applicable to the period in which the differences are expected to affect taxable income.

The tax effects of significant temporary differences that comprise the net deferred tax assets and liabilities are as follows:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (amounts in thousands) | |
| Deferred tax assets: | | |
| Employee benefits | $ 1,380 | $ 1,518 |
| Deferred compensation | 494 | 550 |
| Provision for doubtful accounts | 1,300 | 1,759 |
| Deferred income | 310 | 534 |
| Other | 84 | - |
| Total current deferred tax assets before valuation allowance | 3,568 | 4,361 |
| Valuation allowance | (3,568) | (4,201) |
| Total current deferred tax assets - net | - | 160 |
| Broadcasting licenses and goodwill | 23,489 | 43,371 |
| Share-based compensation | 4,536 | 5,099 |
| Investments - impairments | 2,040 | 2,038 |
| Lease rental obligations | 1,353 | 1,353 |
| Deferred compensation | 2,092 | 1,460 |
| State income tax credits | 1,248 | 1,248 |
| Federal and state income tax loss carryforwards | 20,131 | 8,830 |
| Deferred income | - | 291 |
| Derivative financial instruments | 5,292 | 5,998 |
| Other | 591 | 435 |
| Total non-current deferred tax assets before valuation allowance | 60,772 | 70,123 |
| Valuation allowance | (47,347) | (63,248) |
| Total non-current deferred tax assets - net | 13,425 | 6,875 |
| Total deferred tax assets | $ 13,425 | $ 7,035 |
| | | |
| Deferred tax liabilities: | | |
| Other | $ - | $ (160) |
| Total current deferred tax liabilities | - | (160) |
| Deferral of gain recognition on the extinguishment of debt | (8,197) | - |
| Property, equipment and certain intangibles (other than broadcasting licenses and goodwill) | (5,228) | (6,875) |
| Total non-current deferred tax liabilities | (13,425) | (6,875) |
| Total deferred tax liabilities | $ (13,425) | $ (7,035) |
| | | |
| Total net deferred tax assets (liabilities) | $ - | $ - |

***Valuation Allowance For Deferred Tax Assets***

As a result of incurring cumulative losses by the Company over the past several years, the Company established a full valuation allowance (effective since the third quarter of 2008) against total net deferred tax assets. As of December 31, 2009, the valuation allowance of $50.9 million includes $5.3 million for income tax benefits recorded in other comprehensive income (loss).

The Company increased its valuation allowance by $65.8 million to $67.4 million as of December 31, 2008 from $1.6 million as of December 31, 2007, to reflect a valuation allowance for the full amount of the total net deferred tax assets. The valuation allowance as of December 31, 2008 includes $6.0 million for an income tax benefit recorded in other comprehensive income (loss) and $0.5 million for an income tax benefit recorded from an additional paid-in capital pool.

As of December 31, 2007, the Company had a valuation allowance of $1.6 million primarily due to: (1) a ten-year limitation for tax purposes on the ability of the Company to realize an income tax credit in a certain state;

and (2) a five-year limitation for tax purposes of utilizing a loss on investments for federal and state income tax purposes, as only investment gains can be used to offset these losses.

The Company has certain non-current deferred tax assets, subject to a valuation allowance, that are related to the issuance of awards under the Entercom Equity Compensation Plan (the "Plan") as described under Note 15, Share-Based Compensation. The Company adjusts the deferred tax assets when the share-based award expires. The Company may not fully realize the deferred tax assets upon the expiration of awards as the price of the Company's Class A common stock may be less at the time the award vests or is exercised, as compared to the price of the award at the time the award was granted.

The Company has also considered future taxable income and ongoing prudent and feasible tax-planning strategies in assessing the need for the valuation allowance. On a quarterly basis, management assesses whether it remains more likely than not that the deferred tax assets will not be realized. In the event the Company determines at a future time that it could realize its deferred tax assets in excess of the net amount recorded, the Company will reduce its deferred tax asset valuation allowance and decrease income tax expense in the period when the Company makes such determination.

The following table presents the changes in the deferred tax asset valuation allowance for the years ended December 31, 2009, 2008 and 2007:

| Year Ended | Balance At Beginning Year | Additions (Deletions) Charged/ (Credited) To Costs And Expenses | Additions (Deletions) Charged/ (Credited) To Other | Deductions From Reserves | Balance At End Of Year |
|---|---|---|---|---|---|
| | (amounts in thousands) | | | | |
| December 31, 2009 | $ 67,449 | $ (6,696) | $ (1,181) | $ (8,657) | $ 50,915 |
| December 31, 2008 | 1,610 | 59,366 | 6,473 | - | 67,449 |
| December 31, 2007 | 845 | 765 | - | - | 1,610 |

***Liabilities For Uncertain Tax Positions***

The Company provides for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions that the Company has taken or expects to take on tax returns. Financial statements should reflect expected future tax consequences of such positions presuming the taxing authorities have full knowledge of the position and all relevant facts.

The Company reevaluates these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

The Company classifies interest related to income tax liabilities as income tax expense, and penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties are presented as noncurrent liabilities as payments are not anticipated within one year of the balance sheet date. These noncurrent income tax liabilities are recorded in other long-term liabilities in the consolidated balance sheets.

As of December 31, 2009 and 2008, the Company's liabilities for uncertain tax positions were $5.3 million (includes interest and penalties of $1.8 million) and $4.3 million (includes interest and penalties of $1.5 million), respectively, which amounts were recorded as long-term liabilities in the balance sheets. For the years ended December 31, 2009, 2008 and 2007, the expense for uncertain tax positions (including interest and penalty expense) was $1.0 million, $0.1 million and $0.2 million, respectively, which amounts were reflected in the consolidated statements of operations as an increase to income tax expense. The interest and penalties included in the above expense for uncertain tax positions for the years ended December 31, 2009, 2008 and 2007 was $0.3 million, $0.1

million and $0.2 million, respectively. The Company reviews its estimates on a quarterly basis and any change in its liabilities for uncertain tax positions will result in an adjustment to its income tax expense in the statement of operations in each period measured.

On January 1, 2007, upon adoption of accounting guidance for uncertain tax positions, the Company recorded $1.8 million in expense that was charged to retained earnings (net of taxes) as a cumulative effect of an accounting change to the Company's retained earnings. Of this amount, $1.1 million (net of taxes) represented interest and penalties. Together with the previously recorded tax contingencies of $2.2 million as of December 31, 2006, the Company's liabilities upon adoption were $4.0 million as of January 1, 2007.

The following table presents the gross amount of changes in unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| | (amounts in thousands) | | |
| Beginning of year balance | $ (3,406) | $ (3,360) | $ (3,516) |
| Prior year positions | | | |
| Gross Increases | (1,185) | (79) | - |
| Gross Decreases | - | 33 | 63 |
| Current year positions | | | |
| Gross Increases | (308) | - | (95) |
| Gross Decreases | - | - | 188 |
| Settlements with tax authorities | - | - | |
| Reductions due to statue lapse | 398 | - | |
| End of year balance | $ (4,501) | $ (3,406) | $ (3,360) |

The gross amount of the Company's unrecognized tax benefits as of December 31, 2009, 2008 and 2007 was $4.5 million, $3.4 million and $3.4 million, respectively, which, if recognized, would impact the Company's effective income tax rate in the period of recognition. The above table includes a liability of $0.3 million as of December 31, 2009 that was reflected as an offset to a deferred tax asset. The total amount of unrecognized tax benefits could increase or decrease within the next twelve months for a number of reasons including the expiration of statutes of limitations, audit settlements, tax examination activities. As of December 31, 2009, there are certain unrecognized tax benefits of $1.2 million that over the next twelve months are subject to the expiration of various statutes of limitation. The Company believes that the total amount of unrecognized tax benefits will significantly decrease over the next twelve months.

***Federal And State Income Tax Audits***

The Company is subject to federal and state income tax audits from time to time that could result in proposed assessments. The Company cannot predict with certainty how these audits will be resolved and whether the Company will be required to make additional tax payments, which may or may not include penalties and interest. The Company is currently under audit by the Internal Revenue Service for the tax years of 2004 through 2008. For most states where the Company conducts business, the Company is subject to examination for the preceding three to six years. In certain states, the period could be longer.

Management believes that the Company has provided sufficient tax provisions for tax periods that are within the statutory period of limitations not previously audited and that are potentially open for examination by the taxing authorities. Potential liabilities associated with these years will be resolved when an event occurs to warrant closure, primarily through the completion of audits by the taxing jurisdictions. To the extent audits or other events result in a material adjustment to the accrued estimates, the effect would be recognized during the period of the event. There can be no assurance, however, that the ultimate outcome of audits will not have a material adverse impact on the Company's financial position, results of operations or cash flows.

## 8. LONG-TERM DEBT

Long-term debt, including finance method lease obligations, was comprised of the following at December 31, 2009 and 2008:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (amounts in thousands) | |
| Revolver, due June 30, 2012 (A) | $ 359,000 | $ 350,000 |
| Term Loan, with quarterly principal payments beginning September 2009 (A) | 370,000 | 400,000 |
| Senior Subordinated Notes, due March 1, 2014 (B) | 6,579 | 83,500 |
| Finance Method Lease Obligations (C) | 12,610 | - |
| Other | 173 | 197 |
| Total | 748,362 | 833,697 |
| Current amount of long-term debt | (80,024) | (30,023) |
| Total long-term debt | $ 668,338 | $ 803,674 |

### (A) Senior Debt

*Credit Agreement (the "Bank Facility")*

In June 2007, the Company entered into a credit agreement with a syndicate of lenders (currently 33 different lenders as of December 31, 2009) for a $1,050 million senior secured credit facility that matures on June 30, 2012. The Bank Facility is comprised of $650 million in revolving credit (the "Revolver") and a $400 million term loan ("Term Loan"). The Company is required to make payments of the Term Loan (from and after September 30, 2009) in quarterly amounts starting at $15 million and ultimately increasing to $60 million.

During March 2010, the Company amended (the "Amendment") its Bank Facility with certain key terms, as defined within the Bank Facility, revised as follows:

- Depending on the Consolidated Leverage Ratio (Consolidated Funded Indebtedness to Consolidated Operating Cash Flow), the Company may elect a rate equal to a choice of: (1) the Eurodollar Rate plus fees that can range from 0.5% to 2.5%; or (2) the Base Rate plus fees that can range from 0.0% to 1.5%, where the Base Rate is the highest of: (a) the Federal Funds Rate plus 0.5%; (b) the Eurodollar Rate plus 1.0%; and (c) the Prime Rate;
- During periods when the Consolidated Leverage Ratio exceeds six times, the Company is restricted in its ability to take certain actions, including but not limited to, the payment of dividends and the repurchase of its stock;
- Certain restrictions and limitations on acquisitions and investments; and
- A maximum Consolidated Leverage Ratio that cannot exceed seven times in 2010 and which ratio decreases quarterly in increments in 2011 to a ratio of six times.

As of December 31, 2009, the undrawn amount of the Revolver was $289.5 million. The amount of the Revolver available to the Company is a function of covenant compliance at the time of borrowing. Based on the Company's financial covenant analysis as of December 31, 2009 when the Consolidated Leverage Ratio as calculated under the Amendment was 5.9x, the Company would be limited to borrowings significantly less than the undrawn limit unless such borrowings were used to repay indebtedness or for transactions that increase cash flow for purposes of covenant calculation. The Company plans to use the Revolver and cash flow from operations to fund the amortization of the Term Loan.

Management believes that over the next 12 months the Company will continue to maintain its compliance with these covenants. Management also believes that cash on hand and cash from operating activities, together with available borrowings under the Revolver, will be sufficient to permit the Company to meet its liquidity requirements over the next 12 months, including the Company's scheduled debt repayments. While the Company's operating cash flow has been reduced from prior periods during the recent economic downturn, it has remained positive and

adequate to fund the Company's operating needs. As a result, the Company has not been required to rely upon, and the Company does not anticipate having to rely upon, it's Revolver to fund the Company's operations.

The Bank Facility is secured by a pledge of 100% of the capital stock and other equity interest in all of the Company's wholly owned subsidiaries. In addition, the Bank Facility as amended is secured by a lien on all of the Company's assets, other than real property. The Bank Facility requires the Company to comply with certain financial covenants and leverage ratios (defined terms within the agreement), which are as follows:

- a maximum Consolidated Leverage Ratio that was revised under the Amendment and is described above (prior to the Amendment, the Consolidated Leverage Ratio consisted of Consolidated Funded Indebtedness to not exceed six times Consolidated Operating Cash Flow); and
- a minimum Consolidated Interest Coverage Ratio of Consolidated Operating Cash Flow to Consolidated Interest Charges of two times.

The Company's ability to maintain compliance with its covenants will be highly dependent on the Company's results of operations as the economy recovers from the recent economic downturn and, to the extent necessary, the Company's ability to implement remedial measures such as further reductions in operating costs. If the Company were to enter into an agreement with its lenders for covenant compliance relief, or obtain other funding or additional financing, such relief or additional financing could result in higher interest expense. Amending the Company's Bank Facility or obtaining other funding or additional financing prior to the expiration of the current agreement will be essential as the Revolver will be due as a balloon payment upon the expiration of the Bank Facility on June 30, 2012.

In addition, based on the Company's Consolidated Leverage Ratio, the interest rate under the Bank Facility was revised under the Amendment as described above. Prior to the Amendment the interest rate was: (i) the Eurodollar rate plus a rate that ranges from 0.50% to 1.13%; or (ii) the greater of prime rate plus a rate that ranges from 0.0% to 0.13% or the federal funds rate plus a rate that ranges from 0.50% to 0.63%. The Company also pays a commitment fee that varies, depending on the Company's Consolidated Leverage Ratio and the amount of the unused commitment, to a maximum of 0.50% per year (prior to the Amendment, it was a maximum of 0.35% per year) on the average unused balance of the Revolver.

The weighted average interest rate under the senior debt as of December 31, 2009 and 2008, before taking into account the subsequent year's impact of the Company's outstanding derivative interest rate instruments, was 1.4% and 1.5%, respectively.

As of December 31, 2009, the Company had $3.3 million of unamortized deferred financing expenses outstanding related to the Bank Facility and the Company expects to incur estimated additional costs of approximately $5.2 million in connection with the Amendment.

***Former Credit Agreement (the "Former Facility")***

The Former Facility (as amended) provided for a $900 million Revolver that was secured by a pledge of 100% of the capital stock and other equity interest in all of the Company's 100% owned subsidiaries. The Former Facility required the Company to comply with certain financial covenants and leverage ratios which were defined terms within the agreement, including: (1) Consolidated Total Debt to Consolidated Operating Cash Flow; (2) Consolidated Operating Cash Flow to Consolidated Interest Expense; and (3) Consolidated Operating Cash Flow to Consolidated Fixed Charges. Upon the occurrence of certain events, the Company's borrowing costs could increase to a maximum of: (i) the Eurodollar rate plus 1.50%; or (ii) the greater of the prime rate plus 0.5% or the federal funds rate plus 1.0%. The interest payable on the Eurodollar rate was payable at the end of the selected duration. The Company also paid a commitment fee that varied, depending on certain financial covenants and the amount of the unused commitment, to a maximum of 0.375% per annum on the average unused balance of the Former Facility.

**Deferred Financing Expenses For The Year Ended December 31, 2007**

In connection with the replacement of the Former Facility with the Bank Facility, the Company: (1) recorded $0.5 million of the Former Facility's unamortized deferred financing costs as a loss on early extinguishment of debt in other expense to the statement of operations for the year ended December 31, 2007; (2) deferred $2.2 million of the Former Facility's unamortized deferred financing expenses that will be amortized under the effective

interest rate method over the life of the Bank Facility; and (3) recorded $4.6 million of deferred financing expenses related to the Bank Facility that will be amortized under the effective interest rate method over the life of the Bank Facility.

**(B) 7.625% Senior Subordinated Notes**

During the years ended December 31, 2009 and 2008, the Company repurchased $76.9 million and $66.5 million, respectively, of its $150.0 million Notes due March 1, 2014. For the years ended December 31, 2009 and 2008, the Company recorded in the statements of operations a gain on the extinguishment of debt of $20.8 million and $6.9 million, respectively, net of write-offs of deferred financing costs of $0.8 million and $0.9 million, respectively. The Notes outstanding as of December 31, 2009 were $6.6 million.

On March 8, 2010, the Company redeemed at par all of the remaining $6.6 million Notes outstanding.

In March 2002, the Company issued $150.0 million of these Notes and received net proceeds of $145.7 million. There was approximately $4.3 million in deferred offering costs recorded in connection with the sale, which is amortized to interest expense over the life of the Notes using the effective interest rate method. Interest on the Notes accrues at the rate of 7.625% per annum and is payable semi-annually in arrears on March 1 and September 1. Effective March 1, 2010, the Notes may be redeemed at a redemption price of 100.0% of their principal amount plus accrued interest. The Notes are unsecured and rank junior to the Company's senior indebtedness. In addition to the parent, Entercom Communications Corp., all of the Company's other subsidiaries have fully and unconditionally guaranteed jointly and severally these Notes (the "Subsidiary Guarantors") (see Note 8 (G) Guarantor Financial Information). Under certain covenants, the Subsidiary Guarantors are restricted from paying dividends or distributions in excess of amounts defined under the Notes, and the Subsidiary Guarantors cannot incur additional indebtedness under certain restrictive covenants.

**(C) Finance Method Lease Obligations**

In September 2009, the Company entered into an agreement to sell certain tower facilities and lease back most of these tower sites for use by the Company's radio stations. This transaction is accounted for under the finance method as described more fully under Note 9, Financing Method Lease Obligations.

**(D) Interest Rate Transactions**

The Company enters into interest rate transactions with different lenders to diversify its risk associated with interest rate fluctuations against the variable rate debt under the Bank Facility. See Note 10 for the accounting for these transactions. Under these transactions, the Company agrees with other parties (participating members of the Company's Bank Facility) to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount against the variable debt.

The Company's credit exposure under these hedging agreements, or similar agreements the Company may enter into in the future, is the cost of replacing such agreements in the event of non-performance by the Company's counter-party. To minimize this risk, the Company selects high credit quality counter-parties. For those interest rate transactions with the same counterparty, a master netting agreement exists which, under certain circumstances, allows the Company and the counterparty to settle financial assets and liabilities on a net basis.

**(E) Aggregate Principal Maturities**

Aggregate principal maturities on the Company's outstanding debt are as follows:

| | Senior Debt | Senior Subordinated Debt | Finance Method Lease Obligations | Total |
|---|---|---|---|---|
| | (amounts in thousands) | | | |
| **Years ending December 31:** | | | | |
| 2010 | $ 80,024 | $ - | - | $ 80,024 |
| 2011 | 170,027 | - | - | 170,027 |
| 2012 | 479,029 | - | - | 479,029 |
| 2013 | 30 | - | 12,610 | 12,640 |
| 2014 | 28 | 6,579 | - | 6,607 |
| Thereafter | 35 | - | - | 35 |
| Total | $ 729,173 | $ 6,579 | $ 12,610 | $ 748,362 |

### (F) Outstanding Letters Of Credit

The Company is required to maintain a letter of credit, primarily in connection with insurance coverage as described in Note 12. As of December 31, 2009, the amount of the outstanding letter of credit was $1.5 million.

### (G) Guarantor and Non-Guarantor Financial Information

Entercom Radio, LLC ("Radio"), which is a wholly-owned subsidiary of Entercom Communications Corp., holds the ownership interest in various subsidiary companies that own the operating assets, including broadcasting licenses, permits, authorizations and cash royalties. Radio (1) is the borrower of the Company's senior debt under the Bank Facility, described in Note 8(A); and (2) was the borrower of the Company's Notes, described in Note 8(B). Entercom Communications Corp. and each of its direct and indirect subsidiaries (other than Radio) is a guarantor under its Bank Facility and Entercom Communications Corp. and each of its direct and indirect subsidiaries (other than Radio) was a guarantor under its Notes.

Separate condensed consolidating financial information is not included as Entercom Communications Corp. does not have independent assets or operations, Radio is a 100% owned finance subsidiary of Entercom Communications Corp., and all guarantees by Entercom Communications Corp. and its subsidiaries are full, unconditional, joint and several under its Bank Facility and were full, unconditional, joint and several under its Notes.

Under the Bank Facility, Radio is permitted to: (i) make distributions to Entercom Communications Corp. in amounts as defined, which are required to pay Entercom Communications Corp.'s reasonable overhead costs, including income taxes and other costs associated with conducting the operations of Radio and its subsidiaries; and (ii) make certain investments in unrestricted subsidiaries. Under the Company's Notes, Radio is permitted to make distributions to Entercom Communications Corp. in amounts, as defined, that are required to pay Entercom Communications Corp's overhead costs and other costs associated with conducting the operations of Radio and its subsidiaries.

## 9. FINANCING METHOD LEASE OBLIGATIONS

In September 2009, the Company entered into an agreement to sell certain tower facilities for up to $12.6 million in cash and lease back most of these tower sites for use by the Company's radio stations. In addition, the agreement provides for an earn-out whereby the Company can receive additional cash consideration for up to $2.0 million after 42 months, depending if the buyer meets certain revenue targets. This transaction did not qualify as a sale for accounting purposes as the Company's ability to share in future earn-outs is considered continuing involvement under accounting guidance. As a result, the Company classified this transaction as financing. Under the financing method: (1) the assets and accumulated depreciation remain on the consolidated balance sheet and continue to be depreciated; (2) no gain is recognized; (3) proceeds of $12.6 million received by the Company as of December 31, 2009 from these transactions are recorded as financing method lease obligations; and (4) transaction costs of $0.3 million as of December 31, 2009 are recorded as deferred financing expense, which will be amortized over 42 months. Payments under these leases over the partial lease term of 42 months are applied as payments of imputed interest at an approximate interest rate of 5.5%. Once the Company has no continuing involvement, the Company

expects to apply the accounting provisions for sale and leaseback accounting. The earn-out component of this transaction will enable the Company to participate in the upside potential of these sites as the new owner (whose primary business is managing tower sites) is better suited to maximize the value of these sties through new third party tenants.

As of December 31, 2009, the Company received $12.6 million in cash that covered all of the tower facilities. For the year ended December 31, 2009, the Company recognized $0.1 million as interest expense associated with financing method lease obligations as lease payments commenced in October 2009.

The following table presents future minimum payments due under financing method leases as of December 31, 2009:

| | December 31, 2009 | | |
|---|---|---|---|
| | Principal | Interest | Total |
| | (amounts in thousands) | | |
| Years ending December 31, | | | |
| 2010 | $ - | $ 706 | $ 706 |
| 2011 | - | 727 | 727 |
| 2012 | - | 749 | 749 |
| 2013 | 12,610 | 386 | 12,996 |
| Total financing method lease obligations | 12,610 | 2,568 | 15,178 |
| Less current portion | - | 706 | 706 |
| Long term financing method lease obligations, net | $ 12,610 | $ 1,862 | $ 14,472 |

The following table presents property and equipment held under financing method leases, by major category, which represent components of property and equipment included in the balance sheet under property and equipment, as of December 31, 2009:

| | December 31, 2009 |
|---|---|
| | (amounts in thousands) |
| Land and land improvements | $ 843 |
| Building | 358 |
| Leasehold improvements | 32 |
| Equipment | 3,863 |
| Leasehold premium | 885 |
| Total | 5,981 |
| Less accumulated depreciation | (4,180) |
| Property and equipment held under financing method leases, net | $ 1,801 |

The portion of depreciation expense attributable to assets held under financing method leases was less than $0.1 million for the year ended December 31, 2009.

## 10. DERIVATIVE AND HEDGING ACTIVITIES

The Company from time to time enters into derivative financial instruments, including interest rate hedging transactions, to manage its exposure to fluctuations in interest rates under the Company's variable rate credit facility.

### *Accounting For Derivative Instruments And Hedging Activities*

The Company recognizes at fair value all derivatives, whether designated in hedging relationships or not, in the balance sheet as either assets or liabilities. The accounting for changes in the fair value of a derivative, including certain derivative instruments embedded in other contracts, depends on the intended use of the derivative and the resulting designation. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in the statement of operations. If the derivative is designated as a cash

flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the statement of operations when the hedged item affects net income (loss). If a derivative does not qualify as a hedge, it is marked to fair value through the statement of operations. Any fees associated with these derivatives are amortized over their terms. Under these derivatives, the differentials to be received or paid are recognized as an adjustment to interest expense over the life of the contract.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes relating all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company's derivative activities, all of which are for purposes other than trading, are initiated within the guidelines of corporate risk-management policies. The Company reviews the correlation and effectiveness of its derivatives on a periodic basis.

***Hedge Accounting Treatment***

During the year ended December 31, 2008, the Company entered into interest rate derivative transactions in the aggregate notional amount of $550.0 million, which were designated as a hedge against the Company's variable rate senior debt. During the period of the hedging relationship, the Company's variable rate debt is expected to be greater than the notional amount of the derivative rate hedging transactions. These transactions are tied to the one-month LIBOR interest rate. Under a fixed rate swap, the Company pays a fixed rate on a notional amount to the lender, and the lender pays to the Company a variable rate on the notional amount equal to the Company's Eurodollar borrowing rate. A collar establishes two separate agreements: an upper limit, or Cap, and a lower limit, or Floor, for the Company's Eurodollar borrowing rate.

As of December 31, 2009, the Company had the following derivatives outstanding:

| Type Of Hedge | Notional Amount (amounts (in millions) | Effective Date | Collar | Fixed LIBOR Rate | Expiration Date | Effective Date That Notional Amount Decreases | Notional Amount After Decrease (amounts (in millions) |
|---|---|---|---|---|---|---|---|
| Swap | $ 225.0 | January 28, 2008 | n/a | 3.03% | January 28, 2011 | January 28, 2010 | $ 150.0 |
| Collar | 100.0 | February 28, 2008 | [ Cap<br>Floor | 4.00%<br>2.14% ] | February 28, 2011 | n/a | n/a |
| Swap | 125.0 | March 28, 2008 | n/a | 2.91% | September 28, 2011 | n/a | n/a |
| Swap | 100.0 | May 28, 2008 | n/a | 3.62% | May 28, 2012 | n/a | n/a |
| Total | $ 550.0 | | | | | | |

For the years ended December 31, 2009 and 2008, the Company recorded the net change in the fair value of these derivatives as a gain of $1.8 million (net of a taxes of $1.2 million that was fully offset by a reduction in the valuation allowance as of December 31, 2009) and a loss of $15.3 million (net of a tax benefit of $6.0 million that was fully reserved as of December 31, 2008), respectively, to the statement of comprehensive income (loss) as these derivatives qualified for hedged accounting treatment. The fair value of these derivatives was determined using observable market-based inputs (a level two measurement) and the impact of the credit risk on a derivative's fair value (the creditworthiness of the transaction's counterparty for assets and the creditworthiness of the Company for liabilities). The Company does not expect to reclassify any portion of this amount to the statement of operations over the next twelve months.

During the year ended December 31, 2007, the Company had no derivatives that qualified for hedge accounting treatment.

The following table presents the fair value of the derivatives outstanding as of December 31, 2009 and 2008:

| | Balance Sheet Location | Fair Value December 31, 2009 | Fair Value December 31, 2008 |
|---|---|---|---|
| | | Asset (Liability) (amounts in thousands) | |
| **Designated Derivatives** | | | |
| Interest rate hedge transactions | Other Long Term Liabilities | $ (13,432) | $ (15,262) |

The following is a summary of the gains (losses) related to the Company's cash flow hedges for the years ended December 31, 2009, 2008 and 2007:

The following table presents the accumulated derivative gain (loss) recorded in the statements of other comprehensive income (loss) for the years ended December 31, 2009, 2008 and 2007:

**Year Ended December 31, 2009**

| Type Of Derivative Designated As A Cash Flow Hedge | Amount Of Gain (Loss) Recognized In Other Comprehensive Income (Loss) ("OCI") | Location Of Gain (Loss) Reclassified From OCI To Statement Of Operations | Amount Of Gain (Loss) Reclassified From OCI To Statement Of Operations | Location Of Gain (Loss) In Statement Of Operations | Amount Of Gain (Loss) In Statement Of Operations Due To Ineffectiveness |
|---|---|---|---|---|---|
| | (amounts in thousands) | | (amounts in thousands) | | (amounts in thousands) |
| Interest Rate | $ 1,830 | Interest Expense | $ - | Interest Expense | $ - |

**Year Ended December 31, 2008**

| Type Of Derivative Designated As A Cash Flow Hedge | Amount Of Gain (Loss) Recognized In OCI | Location Of Gain (Loss) Reclassified From OCI To Statement Of Operations | Amount Of Gain (Loss) Reclassified From OCI To Statement Of Operations | Location Of Gain (Loss) In Statement Of Operations | Amount Of Gain (Loss) In Statement Of Operations Due To Ineffectiveness |
|---|---|---|---|---|---|
| | (amounts in thousands) | | (amounts in thousands) | | (amount in thousands) |
| Interest Rate | $ (15,262) | Interest Expense | $ - | Interest Expense | $ 34 |

**Year Ended December 31, 2007**

| Type Of Derivative Designated As A Cash Flow Hedge | Amount Of Gain (Loss) Recognized In OCI | Location Of Gain (Loss) Reclassified From OCI To Statement Of Operations | Amount Of Gain (Loss) Reclassified From OCI To Statement Of Operations | Location Of Gain (Loss) In Statement Of Operations | Amount Of Gain (Loss) In Statement Of Operations Due To Ineffectiveness |
|---|---|---|---|---|---|
| | (amounts in thousands) | | (amounts in thousands) | | (amount in thousands) |
| Interest Rate | $ - | Interest Expense | $ - | Interest Expense | $ 162 |

| | December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | Assets (Liabilities) (amounts in thousands) | | |
| Accumulated derivative unrealized loss | $ (13,432) | $ (15,262) | $ - |

***Non-Hedge Accounting Treatment***

The Company had a derivative rate transaction with a notional amount of $30.0 million and an initial term of ten years that expired in February 2008. This interest rate transaction effectively fixed the interest at a rate of 5.8% on borrowing equal to the total notional amount. For the years ended December 31, 2008 and 2007, the Company recorded to the consolidated statement of operations, gains of less than $0.1 million and $0.2 million, respectively, under net gain on derivative instruments. In addition, the Company has reflected these amounts in the consolidated statement of cash flows under net cash provided by operating activities.

## 11. FAIR VALUE OF FINANCIAL INSTRUMENTS

***Fair Value Of Financial Instruments Subject To Fair Value Measurements***

The Company has determined the financial assets and liabilities subject to fair value measurement are: (1) available for sale securities as described under Note 5, Investments; (2) interest rate derivative transactions as described under Note 10, Derivative And Hedging Activities; (3) certain tangible and intangible assets subject to impairment testing as described in Note 3, Intangible Assets And Goodwill; and (4) financial instruments as described in Note 8, Long-Term Debt.

The fair value is the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments and includes in level 3 all of those whose fair value is based on significant unobservable inputs.

***Recurring Fair Value Measurements***

The following table sets forth, by level within the fair value hierarchy, the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009 and 2008. The financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

| Description | Total | Quoted Prices In Active Markets For Identical Assets Or Liabilities (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| | As Of December 31, 2009 | | | |
| | Value Measurements At Reporting Date Using | | | |
| | Assets (Liabilities) (amounts in thousands) | | | |
| **Assets** | | | | |
| Available For Sale Securities | $ 391 | $ - | $ - | $ 391 |
| **Liabilities** | | | | |
| Interest Rate Cash Flow Hedges | $ (13,432) | $ - | $ (13,432) | $ - |

| Description | Total | Quoted Prices In Active Markets For Identical Assets Or Liabilities (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| | As Of December 31, 2008 | | | |
| | Value Measurements At Reporting Date Using | | | |
| | Assets (Liabilities) (amounts in thousands) | | | |
| **Assets** | | | | |
| Available For Sale Securities | $ 1,399 | $ - | $ - | $ 1,399 |
| **Liabilities** | | | | |
| Interest Rate Cash Flow Hedges | $ (15,262) | $ - | $ (15,262) | $ - |

For the Company's interest rate hedges, the Company pays a fixed rate and receives a variable interest rate that is observable based upon a forward interest rate curve and is therefore considered a level 2 item (based on London Interbank Offered rate, or "LIBOR"). The Company factors into the fair value of its interest rate hedges an adjustment for a non-performance risk by either the Company and/or by the Company's counterparty.

For the Company's assets measured at fair value on a recurring basis using significant, unobservable inputs (level 3), the following is a reconciliation of the activity during the years ended December 31, 2009 and 2008:

| | Total Available For Sale Securities | Balance Sheet Location | |
|---|---|---|---|
| | | Current Assets | Investments |
| | (amounts in thousands) | | |
| **Assets** | | | |
| Balance as of December 31, 2007 | $ 1,556 | $ - | $ 1,556 |
| Purchases | 6 | - | 6 |
| Impairment of investment value | (154) | - | (154) |
| Recovery of investment value | (9) | - | (9) |
| Reclassification to current assets | - | 23 | (23) |
| Balance as of December 31, 2008 | 1,399 | 23 | 1,376 |
| Divestiture of investment | (20) | (20) | - |
| Recovery of investment | (19) | - | (19) |
| Impairment of investment value | (966) | - | (966) |
| Balance as of December 31, 2009 | $ 394 | $ 3 | $ 391 |

***Non-Recurring Fair Value Measurements***

The Company has certain assets that are measured at fair value on a non-recurring basis under the circumstances and events described in Note 3, Intangible Assets And Goodwill, and are adjusted to fair value only when the carrying values are more than the fair values. As part of our step two goodwill impairment analysis, the Company reviewed the fair value of net property and equipment and other intangibles, net, and concluded that these assets were not impaired as the fair value of these assets equaled or exceeded their carrying values. The categorization of the framework used to price the assets is considered a level 3, due to the subjective nature of the unobservable inputs used to determine the fair value (see Note 3, for the disclosure of certain key assumptions used to develop the unobservable inputs).

Included in the following table are the major categories of assets measured at fair value on a non-recurring basis for the year ended December 31, 2009 along with the fair value measurement of the impairment loss recognized for the year ended December 31, 2009:

| Non-Recurring Assets Subject To Fair Value Measurement | | | | | |
|---|---|---|---|---|---|
| | For The Year Ended December 31, 2009 | | | | |
| | Fair Value Measurements Using | | | | |
| **Description** | Total | Quoted Prices In Active Markets For Identical Assets Or Liabilities (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | For The Year Ended December 31, 2009 Impairment Loss |
| | (amounts in thousands) | | | | |
| Net property and equipment | $ 70,527 | $ - | $ - | $ 70,527 | $ - |
| Other intangibles, net | 722 | - | - | 722 | - |
| Goodwill | 38,168 | - | - | 38,168 | 6,882 |
| Radio broadcasting licenses | 707,852 | - | - | 707,852 | 60,794 |
| Total | $ 817,269 | $ - | $ - | $ 817,269 | $ 67,676 |

***Fair Value Of Financial Instruments Subject To Disclosures***

The estimated fair value of financial instruments is determined using the best available market information and appropriate valuation methodologies. Considerable judgment is necessary, however, in interpreting market data

to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange, or the value that ultimately will be realized upon maturity or disposition. The use of different market assumptions may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of financial instruments:

(1) Cash and cash equivalents, accounts receivable and accounts payable, including accrued liabilities: The carrying amount of these assets and liabilities approximates fair value because of the short maturity of these instruments.

(2) Senior debt under the Bank Facility: As of December 31, 2009 and 2008, the fair value of the Company's senior debt was $675.8 million and $700.3 million, respectively, and the carrying value was $729.0 million and $750.0 million, respectively. The Company's determination of the fair value was based on a risk adjusted rate.

(3) 7.625% Senior Subordinated Notes: The fair value of the Company's Notes as of December 31, 2009 and 2008, was $6.0 million and $45.8 million, respectively, which was based on available market prices. As of December 31, 2009 and 2008, the carrying value of the Notes was $6.6 million and $83.5 million, respectively.

(4) Outstanding Letters of Credit: The Company had a letter of credit outstanding in the amount of $1.5 million as of December 31, 2009 and 2008. The Company does not believe it is practicable to estimate the fair value of this financial instrument and does not expect any material loss from the resolution since performance is not likely to be required. During February 2010, the letter of credit was reduced to $0.7 million.

## 12. CONTINGENCIES, COMMITMENTS AND GUARANTOR ARRANGEMENTS

***Contingencies***

The Company is subject to various outstanding claims that arose in the ordinary course of business and to other legal proceedings as described below. In the opinion of management, any potential liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations or cash flows of the Company.

The Company uses a combination of insurance and self-insurance mechanisms to provide for the potential liabilities for workers' compensation, general liability, property, director and officers' liability, vehicle liability and employee health care benefits. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering claims experience, demographic factors, severity factors, outside expertise and other actuarial assumptions. Under one of these policies, the Company is required to maintain a letter of credit in the amount of $1.5 million (as referred to in Note 8, Long-Term Debt).

During January 2007, a suit seeking various damages was filed against the Company relating to an on-air contest. The claims, which were fully settled on October 29, 2009, were fully covered by the Company's insurance policies. In connection with the settled claim, as of December 31, 2009, the Company recorded an insurance claim receivable from its insurance company of $16.5 million, along with a claim payable to the plaintiff of $16.5 million. In January 2010, the plaintiff acknowledged full satisfaction of the judgment by the Company's insurance carrier.

The Company could face increased costs in the form of fines and a greater risk that the Company could lose any one or more of its broadcasting licenses if the FCC concludes that programming broadcast by a Company station was obscene, indecent or profane and such conduct warrants license revocation. The FCC's authority to impose a fine for the broadcast of such material is $325,000 for a single incident, with a maximum fine of up to $3.0 million for a continuing violation. In the past, the FCC has issued Notices of Apparent Liability and a Forfeiture Order with respect to several of the Company's stations proposing fines for certain programming which the FCC deemed to have been indecent. These cases are the subject of pending administrative appeals. The FCC has also investigated other complaints from the public that some of the Company's stations broadcast indecent programming. These investigations remain pending. The FCC has also initiated an investigation into the suit related to the on-air contest as noted above.

The Company has filed on a timely basis renewal applications for those radio stations with radio broadcasting licenses that are subject to renewal with the FCC. The Company's costs to renew its licenses with the FCC are minimal and are expensed as incurred rather than capitalized. Certain licenses were not renewed prior to the renewal date, which is not unusual. The Company continues to operate these radio stations under their existing licenses until the licenses are renewed. The FCC may delay the renewal pending the resolution of open inquiries. The affected stations are, however, authorized to continue operations until the FCC acts upon the renewal application.

The Company's agreements with Broadcast Music, Inc. ("BMI") and American Society of Composers, Authors and Publishers ("ASCAP") each expired as of December 31, 2009. In January 2010, the Radio Music Licensing Committee, of which the Company is a participant, has filed motions in the New York courts against BMI and ASCAP on behalf of the radio industry, seeking interim fees and a determination of fair and reasonable industry-wide license fees.

***Commitments***

**Disposition Of Multiple Tower Sites**

In September 2009, the Company entered into an agreement to sell multiple tower sites for up to $12.6 million in cash at closing and a contingent earn-out for up to $2.0 million in cash after 42 months. Concurrently with entering into this agreement, the Company agreed to lease space at many of these tower sites for certain of the Company's broadcasting operations.

The Company completed closing in 2009 on all of the tower sites (for further discussion, see Note 9, Financing Method Lease Obligations).

**Termination Of Pending Disposition Of Radio Station In Portland, Oregon**

In January 2009, the Company received $0.4 million as liquidated damages from a buyer as a result of the termination by the buyer of an asset purchase agreement and related TBA with the Company for the sale of KTRO-AM (formerly KKSN-AM).

**Other**

Rental expense is incurred principally for office and broadcasting facilities. Rental expense during the years ended December 31, 2009, 2008 and 2007 was approximately $12.4 million, $12.4 million and $12.0 million, respectively. Certain of the leases contain clauses that provide for contingent rental expense based upon defined events such as cost of living adjustments and/or maintenance costs in excess of pre-defined amounts. Rental expense does not include any payments made in connection with finance method lease obligations as described under Note 9.

The Company also has various commitments under the following types of contracts: (1) operating leases; (2) sports programming; (3) on-air talent; (4) music royalty fees; and (5) other contracts with aggregate minimum annual commitments as of December 31, 2009 as follows:

| | Operating Leases | Sports Programming | On-Air Talent | Other Contracts | Total |
|---|---|---|---|---|---|
| | (amounts in thousands) | | | | |
| **Years ending December 31:** | | | | | |
| 2010 | $ 11,837 | $ 17,612 | $ 30,097 | $ 14,151 | $ 73,697 |
| 2011 | 11,091 | 16,266 | 19,879 | 14,775 | 62,011 |
| 2012 | 9,894 | 15,084 | 12,950 | 11,362 | 49,290 |
| 2013 | 8,341 | 16,000 | 6,875 | 3,624 | 34,840 |
| 2014 | 6,358 | 17,000 | 2,767 | 221 | 26,346 |
| Thereafter | 19,753 | 35,000 | - | - | 54,753 |
| | $ 67,274 | $ 116,962 | $ 72,568 | $ 44,133 | $ 300,937 |

***Guarantor Arrangements***

The Company recognizes, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. The following is a summary of agreements that the Company has determined is within the scope of guarantor arrangements:

- The Company enters into indemnification agreements in the ordinary course of business. Under these agreements, the Company typically indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has not recorded liabilities for these agreements as of December 31, 2009.

- Under the Company's Bank Facility, the Company is required to reimburse lenders for any increased costs that they may incur in an event of a change in law, rule or regulation resulting in their reduced returns from any change in capital requirements. The Company cannot estimate the potential amount of any future payment under this provision, nor can the Company predict if such an event will ever occur.

- In connection with many of the Company's acquisitions, the Company enters into time brokerage agreements, or local marketing agreements for specified periods of time, usually six months or less, whereby the Company typically indemnifies the owner and operator of the radio station, their employees, agents and contractors from liability, claims and damages arising from the activities of operating the radio station under such agreements. The maximum potential amount of any future payments the Company could be required to make for any such previous indemnification obligations is indeterminable at this time. The Company has not, however, previously incurred any significant costs to defend lawsuits or settle claims relating to any such indemnification obligation.

***Financial Statements Of Parent As Guarantor***

The condensed parent company's financial data has been prepared in accordance with Rule 12-04 of Regulation S-X. The parent company's financial data includes the financial data of Entercom Communications Corp., excluding all subsidiaries (the "Parent Company").

The Parent Company's condensed financial data (other than the statements of shareholders' equity as these statements are not condensed) has been prepared using the same accounting principles and policies described in the notes to the financial statements, with the only exception that Parent Company accounts for its investment in its subsidiaries using the equity method.

Entercom Radio, LLC ("Radio"), which is a wholly-owned subsidiary of Parent Company, holds the ownership interest in various subsidiary companies that own the operating assets, including broadcasting licenses, permits, authorizations and cash royalties. Radio (1) is the borrower of the Company's senior credit agreement ("Bank Facility") as described in Note 8(A); and was the borrower of the Company's Senior Subordinated 7.625%

Notes ("Notes"), described in Note 8(B). The Parent Company and each of its direct and indirect subsidiaries (other than Radio) is a guarantor of such debt.

Under the Bank Facility and Notes, Radio is permitted to make distributions to Parent Company in amounts, as defined, which are required to pay Parent Company's reasonable overhead costs, including income taxes and other costs associated with conducting the operations of Radio and its subsidiaries.

The following tables set forth the condensed financial data (other than the statements of shareholders' equity as these statements are not condensed) of Parent Company:

- the balance sheets as of December 31, 2009 and 2008;
- the statements of operations for the years ended December 31, 2009, 2008 and 2007;
- the statements of comprehensive income (loss) for the years ended December 31, 2009, 2008 and 2007;
- the statements of shareholders' equity for the years ended December 31, 2009, 2008 and 2007; and
- the statements of cash flows for the years ended December 31, 2009, 2008 and 2007.

**ENTERCOM COMMUNICATIONS CORP.**
**CONDENSED PARENT COMPANY BALANCE SHEETS**
**(amounts in thousands)**

| | 2009 | 2008 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | $ 17,713 | $ 1,607 |
| Property And Equipment - Net | 739 | 890 |
| Deferred Charges And Other Assets - Net | 2,545 | 3,696 |
| Investment In Subsidiaries | 131,309 | 111,050 |
| **TOTAL ASSETS** | $ 152,306 | $ 117,243 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY:** | | |
| Current Liabilities | $ 27,649 | $ 6,277 |
| Long Term Liabilities | 10,705 | 10,709 |
| Total Liabilities | 38,354 | 16,986 |
| **Shareholders' Equity:** | | |
| Class A, B and C Common Stock | 372 | 371 |
| Additional Paid-In Capital | 588,622 | 582,325 |
| Accumulated Deficit | (461,610) | (467,177) |
| Accumulated Other Comprehensive Loss | (13,432) | (15,262) |
| Total shareholders' equity | 113,952 | 100,257 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 152,306 | $ 117,243 |

## ENTERCOM COMMUNICATIONS CORP.
## CONDENSED PARENT COMPANY INCOME STATEMENTS
**(amounts in thousands)**

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| NET REVENUES | $ 632 | $ 626 | $ 560 |
| OPERATING (INCOME) EXPENSE: | | | |
| Depreciation and amortization expense | 1,389 | 1,255 | 641 |
| Corporate general and administrative expenses | 22,733 | 26,763 | 28,782 |
| Net (gain) loss on sale or disposal of assets | (5) | - | 19 |
| Total operating expense | 24,117 | 28,018 | 29,442 |
| OPERATING LOSS | (23,485) | (27,392) | (28,882) |
| OTHER (INCOME) EXPENSE: | | | |
| Interest expense | 16 | - | 1 |
| Interest and dividend income | (1) | (1) | (5) |
| Other income | (380) | (3,339) | (895) |
| (Gain) loss from equity investment in subsidiaries | (22,989) | 725,199 | (20,321) |
| TOTAL OTHER (INCOME) EXPENSE | (23,354) | 721,859 | (21,220) |
| INCOME (LOSS) BEFORE INCOME TAXES (BENEFIT) | (131) | (749,251) | (7,662) |
| INCOME TAXES (BENEFIT) | (5,529) | (232,600) | 695 |
| NET INCOME (LOSS) | $ 5,398 | $ (516,651) | $ (8,357) |

## ENTERCOM COMMUNICATIONS CORP.
## PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
### (amounts in thousands)

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **NET INCOME (LOSS)** | $ 5,398 | $ (516,651) | $ (8,357) |
| **OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAXES (BENEFIT):** | | | |
| Net unrealized gain (loss) on investments, net of taxes of $86 in 2008 and a tax benefit of $145 in 2007 | - | 132 | (276) |
| Net unrealized gain (loss) on derivatives, net of taxes (benefit) of $0 in 2009 and $0 in 2008 | 1,830 | (15,262) | - |
| **COMPREHENSIVE INCOME (LOSS)** | $ 7,228 | $ (531,781) | $ (8,633) |

**ENTERCOM COMMUNICATIONS CORP.**
**PARENT COMPANY STATEMENTS OF SHAREHOLDERS' EQUITY**
**YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007**
**(amounts in thousands, except share data)**

| | Common Stock | | | | Additional Paid-in Capital | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|---|
| | Class A | | Class B | | | | | |
| | Shares | Amount | Shares | Amount | | | | |
| Balance, December 31, 2006 | 32,379,345 | $ 324 | 8,046,805 | $ 80 | $ 641,889 | $ 134,655 | $ 144 | $ 777,092 |
| Net loss | - | - | - | - | - | (8,357) | - | (8,357) |
| Conversion of Class B common stock to Class A common stock | 439,273 | 4 | (439,273) | (4) | - | - | - | - |
| Accounting change, net of taxes | - | - | - | - | - | (1,850) | - | (1,850) |
| Compensation expense related to granting of stock options | - | - | - | - | 212 | - | - | 212 |
| Compensation expense related to granting of restricted stock units | 488,677 | 5 | - | - | 9,059 | - | - | 9,064 |
| Issuance of common stock related to an incentive plan | 22,525 | - | - | - | 465 | - | - | 465 |
| Exercise of stock options (including tax benefits) | 21,585 | - | - | - | 559 | - | - | 559 |
| Common stock repurchase | (2,176,039) | (22) | - | - | (54,979) | - | - | (55,001) |
| Purchase of vested employee restricted stock units | (42,666) | - | - | - | (1,290) | - | - | (1,290) |
| Payments of dividends of $1.52 per share | - | - | - | - | - | (57,992) | - | (57,992) |
| Net dividend equivalents on restricted stock units (net of forfeitures and payments) | - | - | - | - | - | (1,859) | - | (1,859) |
| Net unrealized loss on investments | - | - | - | - | - | - | (276) | (276) |
| Balance, December 31, 2007 | 31,132,700 | 311 | 7,607,532 | 76 | 595,915 | 64,597 | (132) | 660,767 |
| Net loss | - | - | - | - | - | (516,651) | - | (516,651) |
| Compensation expense related to granting of stock options | - | - | - | - | 425 | - | - | 425 |
| Compensation expense related to granting of restricted stock units | 478,075 | 5 | - | - | 8,236 | - | - | 8,241 |
| Issuance of common stock related to an incentive plan | 72,092 | 1 | - | - | 328 | - | - | 329 |
| Common stock repurchase | (2,073,518) | (21) | - | - | (13,923) | - | - | (13,944) |
| Purchase of vested employee restricted stock units | (130,161) | (1) | - | - | (1,374) | - | - | (1,375) |

## ENTERCOM COMMUNICATIONS CORP.
## PARENT COMPANY STATEMENTS OF SHAREHOLDERS' EQUITY
## YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
**(amounts in thousands, except share data)**

| | Common Stock | | | | Additional Paid-in Capital | Retained Earnings (Accumulated Deficit) | Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|---|
| | Class A | | Class B | | | | | |
| | Shares | Amount | Shares | Amount | | | | |
| Payments of dividends of $0.58 per share | - | - | - | - | (7,282) | (14,301) | - | (21,583) |
| Net dividend equivalents on restricted stock units (net of forfeitures and payments) | - | - | - | - | - | (822) | - | (822) |
| Net unrealized loss on derivatives | - | - | - | - | - | - | (15,262) | (15,262) |
| Net unrealized gain on investments | - | - | - | - | - | - | 132 | 132 |
| Balance, December 31, 2008 | 29,479,188 | 295 | 7,607,532 | 76 | 582,325 | (467,177) | (15,262) | 100,257 |
| Net income | - | - | - | - | - | 5,398 | - | 5,398 |
| Conversion of Class B common stock to Class A common stock | 150,000 | 1 | (150,000) | (1) | - | - | - | - |
| Compensation expense related to granting of stock options | - | - | - | - | 485 | - | - | 485 |
| Compensation expense related to granting of restricted stock units | 796,824 | 8 | - | - | 6,380 | - | - | 6,388 |
| Issuance of common stock related to an incentive plan | 74,369 | - | - | - | 97 | - | - | 97 |
| Common stock repurchase | (662,664) | (7) | - | - | (882) | - | - | (889) |
| Purchase of vested employee restricted stock units | (82,556) | - | - | - | (104) | - | - | (104) |
| Net dividend equivalents on restricted stock units (net of forfeitures and payments) | - | - | - | - | - | 169 | - | 169 |
| Realization of tax benefit for dividend equivalent payments | - | - | - | - | 321 | - | - | 321 |
| Net unrealized gain on derivatives | - | - | - | - | - | - | 1,830 | 1,830 |
| Balance, December 31, 2009 | 29,755,161 | $ 297 | 7,457,532 | $ 75 | $ 588,622 | $ (461,610) | $ (13,432) | $ 113,952 |

## ENTERCOM COMMUNICATIONS CORP.
## CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS
### (amounts in thousands)

| | YEARS ENDED DECEMBER 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| OPERATING ACTIVITIES: | | | |
| **Net cash used in operating activities** | $ (26,769) | $ (16,073) | $ (17,901) |
| INVESTING ACTIVITIES: | | | |
| Additions to property and equipment | (209) | (449) | 278 |
| Deferred charges and other assets | (106) | (1,072) | (1,935) |
| Proceeds from investments in subsidiaries | 83,563 | 92,046 | 74,751 |
| **Net cash provided by investing activities** | 83,248 | 90,525 | 73,094 |
| FINANCING ACTIVITIES: | | | |
| Retirement of senior subordinated notes | (55,272) | (58,633) | - |
| Purchase of the Company's common stock | (889) | (13,944) | (55,001) |
| Proceeds from issuance of employee stock plan | 82 | 278 | 396 |
| Proceeds from the exercise of stock options | - | - | 530 |
| Purchase of vested restricted stock units | (104) | (1,375) | (1,290) |
| Payment of dividend equivalents on vested restricted stock units | (756) | (917) | (96) |
| Realization of tax benefit for dividend equivalents payments | 321 | - | - |
| **Net cash used in financing activities** | (56,618) | (74,591) | (55,461) |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | (139) | (139) | (268) |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | 505 | 644 | 912 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ 366 | $ 505 | $ 644 |

**Accounting Policies**

The Parent Company follows the accounting policies as described in Note 2 to the Consolidated Financial Statements of Entercom Communications Corp.

***Debt*** – For a discussion of debt obligations of the Company, refer to Note 8 in the audited consolidated statements included elsewhere herein.

***Commitments and Contingencies*** – For a discussion of the commitments and contingencies of the Company, refer to this note.

For further information, references should be made to the notes to the consolidated financial statements of the Company.

## 13. SHAREHOLDERS' EQUITY

***Company Share Repurchase Programs***

The Company's Board of Directors has authorized in the past, and may authorize in the future, share repurchase programs for the purchase of Class A common stock over a defined period of time. Such authorizations may be limited by an Amendment to the Company's Bank Facility that was entered into during March 2010 (please refer to Note 8 for further discussion).

Any repurchases under these programs may be made in the open market, through block trades or otherwise. Depending on market conditions and other factors, these repurchases may be commenced or suspended at any time

or from time to time without prior notice. All shares repurchased are immediately restored to authorized but unissued status and any excess of cost over par value is charged entirely to paid-in capital.

***Expired Share Repurchase Program***

The Company's $100.0 million share repurchase program, which was extended several times and had $25.4 million remaining as authorized for repurchase, expired on June 30, 2009.

For the year ended December 31, 2009, the Company repurchased 0.7 million shares in the amount of $0.9 million at an average price of $1.34 per share and for the year ended December 31, 2008, the Company repurchased 2.1 million shares in the amount of $13.9 million at an average price of $6.72 share.

***Conversion Of Class B Common Stock***

Shares of Class B common stock are transferable only to Joseph M. Field, David J. Field, certain of their family members or trusts for any of their benefit. Upon any other transfer, shares of Class B common stock automatically convert into shares of Class A common stock on a one-for-one basis.

During the year ended December 31, 2009, Joseph M. Field contributed to charitable entities 150,000 shares. Upon the transfer of the stock, the shares were automatically converted to shares of Class A common stock.

***Dividends***

The Company's Board of Directors has not declared a dividend since the third quarter of 2008. Pursuant to the Company's Bank Facility as amended during March 2010, during periods when the Company's Consolidated Leverage Ratio exceeds six times, the Company will be prohibited from paying dividends.

Any future dividends will be at the discretion of the Board of Directors based upon the relevant factors at the time of such consideration.

The following table presents a summary of the Company's dividend activity for the period from January 1, 2007 through December 31, 2009:

| Record Date | Payment Date | Amount Per Common Share |
|---|---|---|
| September 12, 2008 | September 26, 2008 | $ 0.10 |
| June 13, 2008 | June 27, 2008 | $ 0.10 |
| March 14, 2008 | March 28, 2008 | $ 0.38 |
| December 3, 2007 | December 17, 2007 | $ 0.38 |
| September 14, 2007 | September 28, 2007 | $ 0.38 |
| June 15, 2007 | June 28, 2007 | $ 0.38 |
| March 14, 2007 | March 28, 2007 | $ 0.38 |

***Dividend Equivalents***

The Company's grants of restricted stock units ("RSUs") include the right, upon vesting, to receive a cash payment equal to the aggregate amount of dividends, if any, that a holder would have received on the shares of common stock underlying their RSUs if such RSUs had been vested during the period. The long-term dividend equivalent amount, accrued and unpaid on unvested RSUs, was $0.8 million and $1.1 million as of December 31, 2009 and 2008, respectively, and is included under other long-term liabilities in the balance sheet. The short-term dividend equivalent amount, accrued and unpaid on unvested RSUs, was $1.0 million and $1.6 million as of December 31, 2009 and 2008, respectively, and is included under other current liabilities in the balance sheet.

The amounts paid to the holders of RSUs that vested during the years ended December 31, 2009 and 2008 were $0.8 million and $0.9 million, respectively. The amount paid is considered a windfall tax benefit that will be recorded to paid-in-capital when realized. Due to the expected realization of the federal net operating loss carryback for 2008 (please refer to Note 7, Income Taxes (Benefit) for further discussion), the Company recorded to paid-in-capital a $0.3 million tax benefit for the $0.9 million paid to the holders of RSUs that vested during the year ended December 31, 2008.

***Repurchases Of Vested RSUs***

Upon vesting, unless an employee elects to pay the tax withholding obligation in cash, the Company withholds shares of stock in an amount sufficient to cover the employee's tax withholding obligations. As a result, during the years ended December 31, 2009 and 2008, the Company was deemed to have repurchased 0.1 million and 0.1 million shares of stock, respectively. In connection with such repurchases, the Company recorded $0.1 million and $1.4 million as a financing activity in the consolidated statements of cash flows for the years ended December 31, 2009 and 2008, respectively.

## 14. EMPLOYEE SAVINGS AND BENEFIT PLANS

***Employee Stock Purchase Plan***

The Company's Employee Stock Purchase Plan (the "Purchase Plan") expired on March 31, 2009 and was not renewed. The Purchase Plan allowed for the participants to purchase shares of the Company's Class A common stock at 85% of the market value of such shares on the purchase date. Under the Purchase Plan, the purchase of stock was limited to the lesser of an amount not to exceed ten percent of an employee's annual gross earnings or an annual maximum limitation of $25,000 per employee. Pursuant to this Purchase Plan, the Company did not record compensation expense on the difference between the market value and the purchase price, as this Purchase Plan was designed to meet the requirements of Section 423(b) of the Internal Revenue Code. During the years ended December 31, 2009, 2008 and 2007, employees purchased 81 thousand shares, 71 thousand shares and 23 thousand shares of Class A common stock, respectively.

***401(k) Savings Plan***

The Company has a retirement plan which is intended to be qualified under Section 401(k) of the Internal Revenue Code. The retirement plan is a defined contribution plan, available to all eligible employees, and allows participants to contribute up to the legal maximum of their eligible compensation, not to exceed the maximum tax-deferred amount allowed by the Internal Revenue Service. The retirement plan also allows the Company to make discretionary matching contributions, which may be reduced, suspended or reinstated at any given time. During the fourth quarter of 2008, the Company suspended its discretionary matching contributions. The Company contributed $1.8 million and $2.0 million under the 401(k) plan for the years ended December 31, 2008 and 2007, respectively.

***Deferred Compensation Plans***

The Company provides certain of its employees and the Board of Directors with an opportunity to defer a portion of their compensation on a tax-favored basis. The obligations by the Company to pay these benefits under the deferred compensation plans represent unsecured general obligations that rank equally with the Company's other unsecured indebtedness. As of December 31, 2009 and 2008, $5.3 million and $3.7 million, respectively, were deferred under these deferred compensation plans and were included in other long-term liabilities in the consolidated balance sheets. For the years ended December 31, 2009, 2008 and 2007, the Company recorded to deferred compensation expense an increase of $1.1 million; a decrease of $1.4 million and an increase of $0.2 million, respectively. Any change in the deferred compensation liability is recorded to general and administrative expense and to station operating expenses in the statements of operations.

## 15. SHARE-BASED COMPENSATION

***Equity Compensation Plan***

Under the Entercom Equity Compensation Plan (the "Plan"), the Company is authorized to issue share-based compensation awards to key employees, directors and consultants. The RSUs and options that have been

issued generally vest over periods of up to four years. The options expire ten years from the date of grant. The Company issues new shares of Class A common stock upon the exercise of stock options and the later of vesting or issuance of restricted stock (or RSUs).

On January 1 of each year, the number of shares of Class A common stock authorized under the Plan is automatically increased by 1.5 million, or a lesser number as may be determined by the Company's Board of Directors. On January 1, 2010, the shares available for grant automatically increased by 1.5 million to 2.5 million shares.

At the shareholders' meeting on May 13, 2008, the Company's shareholders approved certain amendments to the Plan including: (1) an increase in the sub-limit for RSUs from 2.0 million to 3.0 million shares; and (2) the addition of certain performance criteria for purposes of satisfying expense deduction requirements for income tax purposes.

***Accounting For Share-Based Compensation***

The measurement and recognition of compensation expense, for all share-based payment awards made to employees and directors, is based on estimated fair values. The Company estimates the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statements of operations.

The Company used the straight-line single option method for recognizing compensation expense, which was reduced for estimated forfeitures based on awards ultimately expected to vest. Estimated forfeitures are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

***RSU Activity***

During the year ended December 31, 2009, the Company issued 0.2 million RSUs at a weighted average fair value of $1.76 per share and will increase its additional paid-in capital by $0.3 million over the vesting period of the RSUs. These RSUs exclude the impact of: (1) an unusually high number of forfeitures during the year which will reduce paid-in capital by $2.6 million; (2) the 2009 Option Exchange Program of $1.2 million as described below; and (3) modified RSUs with market conditions of $0.2 million.

During the years ended December 31, 2008 and 2007, the Company issued in each year 0.5 million RSUs (net of forfeitures) at a weighted average fair value of $10.72 and $25.17, respectively, and will increase its additional paid-in capital by $5.1 million and $12.3 million, respectively, over the vesting period of the RSUs. These amounts include a fair value adjustment for RSUs with service and market-based conditions that were issued in 2008 and in 2007.

As of December 31, 2009, there was $6.6 million of unamortized compensation expense, net of estimated forfeitures, related to unvested RSUs, which is expected to be recognized over a remaining weighted average recognition period of 2.3 years. During the years ended December 31, 2009, 2008 and 2007, 0.3 million units, 0.5 million units and 0.2 million units, respectively, of restricted stock were both vested and released.

A summary of the changes in RSUs under the Company's Plan during the years ended December 31, 2009 and 2008 is as follows:

| | Period Ended | Number Of Restricted Stock Units | Weighted Average Purchase Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value As Of December 31, 2009 |
|---|---|---|---|---|---|
| RSUs outstanding as of: | December 31, 2008 | 1,421,985 | | | |
| RSUs awarded | | 176,596 | | | |
| RSUs issued in exchange for options | | 711,985 | | | |
| RSUs released | | (301,276) | | | |
| RSUs forfeited | | (91,757) | | | |
| RSUs outstanding as of: | December 31, 2009 | 1,917,533 | $ - | 1.3 | $ 13,556,958 |
| RSUs vested and expected to vest | | 1,753,230 | $ - | 1.2 | $ 11,929,629 |
| RSUs exercisable (vested and deferred) | | 65,871 | $ - | - | $ 465,708 |
| Weighted average remaining recognition period in years | | 2.3 | | | |

**RSUs With Service And Market Conditions**

As of December 31, 2009, none of the Company's 0.1 million RSUs with service and market conditions vested, as the applicable milestones had not been reached. The compensation expense is recognized even if the market conditions are not satisfied and are only reversed in the event the service period is not fulfilled.

During the first quarter of 2009 and the fourth quarter of 2007, market conditions were removed for 0.2 million and less than 0.1 million RSUs, respectively, which resulted in additional non-cash compensation expense of $0.2 million and $0.5 million, respectively. These RSUs, which were originally issued during the year ended December 31, 2006, will be expensed over the remaining service period or a new service period.

During the year ended December 31, 2007, the Company issued 0.1 million RSUs with service and market conditions. The vesting of these shares is based upon the performance of the Company's stock as compared to certain other companies over a three-year measurement period. The market conditions allow for vesting of portions of the award if certain shareholder performance targets are met.

**Valuation Of RSUs**

The fair value of RSUs with service conditions is estimated based on the market value stock price on the date of the grant, and the fair value of RSUs with service and market conditions is estimated using a lattice model as described below.

To determine the fair value of RSUs with service and market conditions, the Company used the Monte Carlo simulation lattice model. The Company's determination of the fair value was based on the number of shares granted, the Company's stock price on the date of grant and certain assumptions regarding a number of highly complex and subjective variables. If other reasonable assumptions were used, the results could differ. The Company made assumptions with respect to the following when applying the Monte Carlo simulation model:

Expected Volatility Term Structure - The Company estimated the volatility term structure using: (1) the historical volatility of its stock; and (2) the implied volatility provided by its traded options from a trailing month's average of the closing bid-ask price quotes.

Risk-Free Interest Rate - The Company estimated the risk-free interest rate based upon the implied yield available on U.S. Treasury issues using a constant maturity Treasury bond rate as of the date of grant.

Expected Dividend Yield - The Company calculated the expected dividend yield at the time of grant based upon the Company's most recent quarterly dividend, if any, and the Company's stock price on the date of grant.

The weighted average fair value of granted RSUs with service and market conditions was $8.70 per share for the year ended December 31, 2007 and is amortized over a period of three years. The specific assumptions used for this valuation are as follows:

| | Year Ended December 31, 2007 |
|---|---|
| Expected Volatility Structure | 23% to 27% |
| Risk Free Interest Rate | 4.6% to 5.1% |
| Expected Dividend Yield | 7.2% |

***Options***

**Option Activity**

For the years ended December 31, 2009, 2008 and 2007, the Company issued non-qualified options to purchase 1.1million, 0.2 million and 0.6 million shares, respectively, of its Class A common stock at prices per share ranging from $1.34 to $6.62, $2.76 to $12.31 and $14.83 to $23.87, respectively, of which all options were issued at market value on the date of grant. These options generally vest over a four-year period and expire ten years from the date of grant.

For the year ended December 31, 2007, the total intrinsic value of options exercised was $0.1 million (no options were exercised for the years ended December 31, 2009 and 2008). For the year ended December 31, 2007, cash received from stock option exercises was $0.5 million and the income tax benefit from stock option exercises was less than $0.1 million.

As of December 31, 2009, $1.0 million of accumulated unrecognized compensation costs related to unvested stock options, net of forfeitures, are expected to be amortized in future periods over a weighted average period of 3.1 years.

The following table presents the option activity during the years ended December 31, 2009 and 2008 under the Company's stock option plan:

| | Period Ended | Number of Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Intrinsic Value As of December 31, 2009 |
|---|---|---|---|---|---|
| Options outstanding as of: | December 31, 2008 | 2,493,930 | $ 28.33 | | |
| Options granted | | 1,086,750 | $ 1.42 | | |
| Options forfeited | | (70,155) | $ 2.62 | | |
| Options exchanged for RSUs | | (2,084,518) | $ 29.02 | | |
| Options expired | | (322,975) | $ 24.70 | | |
| Outstanding as of: | December 31, 2009 | 1,103,032 | $ 3.20 | 8.8 | $ 5,808,683 |
| Options vested and expected to vest as of: | December 31, 2009 | 989,693 | $ 3.38 | 8.8 | $ 5,183,473 |
| Options vested and exercisable as of: | December 31, 2009 | 50,542 | $ 35.29 | 3.3 | $ 8,081 |
| Weighted average remaining recognition period in years: | | 3.1 | | | |

The following table summarizes significant ranges of outstanding and exercisable options as of December 31, 2009:

| Exercise Prices | | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|---|
| | | Number Of Options Outstanding December 31, 2009 | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Of Options Exercisable December 31, 2009 | Weighted Average Exercise Price |
| $ 1.34 | $ 1.34 | 995,750 | 9.1 | $ 1.34 | - | $ - |
| $ 1.57 | $ 11.69 | 58,782 | 8.9 | $ 7.11 | 8,042 | $ 9.46 |
| $ 11.78 | $ 11.78 | 8,000 | 8.1 | $ 11.78 | 2,000 | $ 11.78 |
| $ 27.75 | $ 42.88 | 23,500 | 2.0 | $ 37.02 | 23,500 | $ 37.02 |
| $ 45.03 | $ 48.21 | 17,000 | 2.3 | $ 47.90 | 17,000 | $ 47.90 |
| | | 1,103,032 | 8.8 | $ 3.20 | 50,542 | $ 35.29 |

**Valuation Of Options**

The Company's determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price, as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. The Company's stock options have certain characteristics that are different from traded options, and changes in the subjective assumptions could affect the estimated value.

The weighted average fair value of each option granted for the years ended December 31, 2009, 2008 and 2007 was $0.78, $0.77 and $2.41, respectively.

For options granted during the years ended December 31, 2009, 2008 and 2007, the Company used the Black-Scholes option-pricing model and determined: (1) the term by using the simplified plain-vanilla method as the Company's employee exercise history may not be indicative for estimating future exercises ; (2) a historical volatility over a period commensurate with the expected term, with the observation of the volatility on a daily basis; (3) a risk-free interest rate that was consistent with the expected term of the stock options and based on the U.S. Treasury yield

curve in effect at the time of the grant; and (4) an annual dividend yield based upon the Company's most recent quarterly dividend at the time of grant.

The fair value of each option grant was estimated on the date of grant using the following weighted average assumptions:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Expected life (years) | 6.3 | 6.3 | 6.3 |
| Expected volatility factor (%) | 54.9% to 68.0% | 30.9% to 39.3% | 31.0% |
| Risk-free interest rate (%) | 2.2% to 3.3% | 2.7% to 3.3% | 3.8% to 4.8% |
| Expected dividend yield (%) | 0.0% | 0.0% to 14.6% | 6.4% to 10.2% |

**Recognized Non-Cash Compensation Expense**

The following table summarizes recognized stock-based compensation expense related to awards of RSUs, employee stock options and purchases under the employee stock purchase plan for the years ended December 31, 2009, 2008 and 2007:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (amounts in thousands) | | |
| Station operating expenses | $ 1,976 | $ 2,552 | $ 2,374 |
| Corporate general and administrative expenses | 4,912 | 7,304 | 5,834 |
| Stock-based compensation expense included in operating expenses | 6,888 | 9,856 | 8,208 |
| Income tax benefit (net of a fully reserved valuation allowance) | - | (3,075) | (2,791) |
| Total stock-based compensation expense | $ 6,888 | $ 6,781 | $ 5,417 |

For the years ended December 31, 2009, 2008 and 2007, stock-based compensation expense consisted primarily of awards for RSUs.

***2009 Option Exchange Program***

In February 2009, the Company's Board of Directors approved an amendment to the Plan to permit a one-time Option Exchange Program ("2009 OEP"), which amendment was approved at the May 2009 shareholders' meeting. On April 13, 2009, the Company commenced the 2009 OEP (subject to shareholder approval) by making an offer to exchange to the Company's eligible employees and non-employee directors. The Company offered such persons the opportunity to make an election to exchange all of their outstanding stock options with exercise prices equal to or greater than $11.80 per share for a lesser number of RSUs. The exchange ratios were as follows:

| Option Strike Price | Exchange Ratio (Options For RSUs) |
|---|---|
| At least $11.80, but less than $30.00 | 2.25 for 1 |
| $30.00 or more | 4.5 for 1 |

On May 15, 2009, following the May 14, 2009 expiration of the Company's 2009 OEP, the Company granted 0.7 million RSUs in exchange for 2.1 million options. As a result of the 2009 OEP, the number of RSUs that can be issued under the Plan was effectively increased by 0.7 million as all RSUs granted did not count against the restricted stock sublimit in the Plan. In addition, the number of awards that can be issued under the Plan was effectively reduced by 2.1 million as all options that were exchanged will not be available for re-grant under the Plan.

The Company applied modification accounting for the 2009 OEP and will recognize share-based compensation expense of $1.2 million on a straight-line basis over the four-year vesting period of the RSUs. Under modification accounting, the fair value of the new shares immediately prior to the exchange was greater by $1.2

million than the fair value of the surrendered options. In addition, under the bifurcated method, share-based compensation expense of $0.9 million associated with any unvested options exchanged and cancelled as of the modification date will be recognized over the remaining original option term, and the expense will only be reversed if the original service period is not met.

***Tax Benefit, Or Additional Paid-In Capital Pool***

For the year ended December 31, 2008, the Company utilized its paid-in-capital pool of $1.7 million (including the $0.5 million as described below) that resulted from tax benefits recorded in this period and in prior periods.

In connection with the vesting of RSUs issued under the Company's 2006 Option Exchange Program, the Company received tax deductions in excess of previously recorded tax benefits. As a result, the Company recorded a windfall tax benefit of $0.5 million for the year ended December 31, 2008, which was classified as a financing cash inflow in the condensed consolidated statements of cash flows.

## 16. NET INCOME (LOSS) PER COMMON SHARE

Net income (loss) per common share is calculated as basic net income (loss) per share and diluted net income (loss) per share. Basic net income (loss) per share excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed in the same manner as basic net income (loss) after assuming issuance of common stock for all potentially dilutive equivalent shares, which includes the potential dilution that could occur: (1) if all the Company's outstanding stock options that are in-the-money were exercised (using the treasury stock method); (2) if the RSUs with service conditions were fully vested (using the treasury stock method); (3) if the RSUs with service and market conditions were considered contingently issuable; and (4) if the participation by employees in the Employee Stock Purchase Plan, which expired on March 31, 2009, is considered as an option (using the treasury stock method). Anti-dilutive instruments are not considered in this calculation.

The Company considered the allocation of undistributed net income for multiple classes of common stock and determined that it was appropriate to allocate undistributed net income between the Company's Class A and Class B common stock on an equal basis. For purposes of making this determination, the Company's charter provides that the holders of Class A and Class B common stock have equal rights and privileges except with respect to voting on most matters voted by Joseph Field or David Field.

***Computation Of Diluted Net Income (Loss) Per Share***

The effect of stock options and RSUs in the calculation of net income (loss) per share, using the treasury stock method, was dilutive for the year ended December 31, 2009 and anti-dilutive for the years ended December 31, 2008 and 2007. The computations are reflected as follows:

***Computations For The Year Ended December 31, 2009***

| | Year Ended December 31, 2009 (amounts in thousands, except share and per share data) | | |
|---|---|---|---|
| | Net Income | Shares | Net Income Per Share |
| Basic net income per common share: | | | |
| Income from continuing operations | $ 5,398 | 35,321,431 | $ 0.15 |
| Income (loss) from discontinued operations, net of taxes (benefit) | - | - | - |
| Net income | $ 5,398 | 35,321,431 | $ 0.15 |
| Impact of equity awards | | 1,081,369 | |
| Diluted net income per common share: | | | |
| Income from continuing operations | $ 5,398 | 36,402,800 | $ 0.15 |
| Income (loss) from discontinued operations, net of taxes (benefit) | - | - | - |
| Net income | $ 5,398 | 36,402,800 | $ 0.15 |

In computing the incremental shares under the treasury stock method, 0.8 million RSUs (including 0.1 million RSUs with market and service conditions as half of the RSUs with market conditions were not satisfied as of December 31, 2009) and options to purchase 0.9 million shares of common stock at a range of $3.46 to $48.21, were excluded from the computation as they were anti-dilutive.

***Computations For The Year Ended December 31, 2008***

| | Year Ended December 31, 2008 (amounts in thousands, except share and per share data) | | |
|---|---|---|---|
| | Net Loss | Shares | Net Loss Per Share |
| Basic net loss per common share: | | | |
| Loss from continuing operations | $ (512,572) | 36,782,166 | $ (13.94) |
| Loss from discontinued operations, net of tax benefit | (4,079) | - | (0.11) |
| Net loss | $ (516,651) | 36,782,166 | $ (14.05) |
| Impact of equity awards | | - | |
| Diluted net loss per common share: | | | |
| Loss from continuing operations | $ (512,572) | 36,782,166 | $ (13.94) |
| Loss from discontinued operations, net of tax benefit | (4,079) | - | (0.11) |
| Net loss | $ (516,651) | 36,782,166 | $ (14.05) |

The Company did not include less than 0.1 million incremental shares in the diluted net loss per common share computation as the shares were anti-dilutive when reporting a net loss per share.

In computing the incremental shares under the treasury stock method, 1.4 million RSUs (including 0.3 million RSUs with market and service conditions as the market conditions were not satisfied as of December 31, 2008) and options to purchase 2.5 million shares of common stock at a range of $6.98 to $52.05, were excluded from the computation as they were anti-dilutive.

*Computations For The Year Ended December 31, 2007*

| | Year Ended December 31, 2007 (amounts in thousands, except share and per share data) | | |
|---|---|---|---|
| | Net Loss | Shares | Net Loss Per Share |
| Basic net loss per common share: | | | |
| Loss from continuing operations | $ (8,394) | 38,229,695 | $ (0.22) |
| Income from discontinued operations, net of taxes | 37 | - | - |
| Net loss | $ (8,357) | 38,229,695 | $ (0.22) |
| Impact of equity awards | | - | |
| Diluted net loss per common share: | | | |
| Loss from continuing operations | $ (8,394) | 38,229,695 | $ (0.22) |
| Income from discontinued operations, net of taxes | 37 | - | - |
| Net loss | $ (8,357) | 38,229,695 | $ (0.22) |

The Company did not include 0.3 million incremental shares in the diluted net loss per common share as the shares were anti-dilutive when reporting a net loss per share.

In computing the incremental shares under the treasury stock method, 0.6 million RSUs (including 0.3 million RSUs with market and service conditions as the market conditions were not satisfied as of December 31, 2007) and options to purchase 1.8 million shares of common stock at a range of $13.70 to $52.05, were excluded from the computation as they were anti-dilutive.

## 17. DISCONTINUED OPERATIONS

The Company applied the accounting guidance for the disposition of long-lived assets to: (1) the disposition of a building on November 24, 2008; (2) the disposition of radio broadcasting assets in the Rochester, New York, market on July 14, 2008; (3) the disposition of radio broadcasting assets in the Cincinnati, Ohio market on March 14, 2008; (4) the disposition of radio broadcasting assets in the Seattle market on March 14, 2008; and (5) the disposition of radio broadcasting assets in the Austin market on January 15, 2008. Accounting guidance requires that in a period in which a component of an entity has been disposed of or is classified as held for sale, the income statement of a business enterprise for current and prior periods shall report the results of operations of the component, including any gain or loss recognized, in discontinued operations.

The Company reported the disposition of radio broadcasting assets in the Rochester, New York, market as discontinued operations, but did not report, however, the discontinued operations for the following dispositions which remain classified in income (loss) from continuing operations:

- The radio stations in Cincinnati, Ohio, as there was no activity in this market by the Company since the Company's acquisition of these stations during the fourth quarter of 2007 (the stations were operated by a third party pursuant to a TBA for the period from February 26, 2007 through March 14, 2008); and
- The radio station in the Austin market, the three radio stations in the Seattle market and a building, as these operations did not meet the criteria for the reclassification of operating results to discontinued operations due to the expected migration of cash flows from the disposed stations and property to other Company-owned radio stations.

Selected financial information related to discontinued operations in the Rochester market for the years ended December 31, 2008 and 2007 is as follows:

| | Years Ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Net broadcast revenues | $ 1,440 | $ 929 |
| Station operating expenses | 1,456 | 865 |
| Depreciation and amortization | - | 18 |
| Time brokerage agreement income | (45) | - |
| Gain on disposition of assets | (725) | - |
| Impairment loss | 6,675 | - |
| Total operating expense | 7,361 | 883 |
| Income (loss) before income taxes (benefit) | (5,921) | 46 |
| Income taxes (benefit) | 1,842 | (9) |
| Income (loss) from discontinued operations, net of income taxes (benefit) | $ (4,079) | $ 37 |

During the first quarter of 2008, the Company reviewed its carrying amount for the Rochester assets held for sale at that time and determined that an aggregate impairment loss for broadcasting licenses and goodwill of $6.7 million was necessary due to: (1) the continued decline in advertising revenues; (2) the filing of an application with the FCC to place these stations into a disposition trust; and (3) the potential for a forced sale by the disposition trustee.

In accordance with the accounting guidance for the allocation of interest expense to a discontinued operation, the Company did not allocate any interest expense for the periods presented, as no debt was required to be repaid under the Company's Bank Facility as a result of the disposition of these radio station assets.

## 18. SUMMARIZED QUARTERLY FINANCIAL DATA (Unaudited)

The following table presents unaudited operating results for each quarter within the two most recent years. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the following quarterly results when read in conjunction with the financial statements included elsewhere in this report. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year. The Company's financial results are also not comparable from quarter to quarter due to the Company's acquisitions and dispositions of radio stations as described in Note 4 and due to the seasonality of revenues, with revenues usually the lowest in the first quarter of each year.

| | Quarters Ended | | | |
|---|---|---|---|---|
| | December 31 | September 30 | June 30 (2) | March 31 |
| | (amounts in thousands, except per share data) | | | |
| **2009** | | | | |
| Net revenues | $ 95,996 | $ 99,765 | $ 101,300 | $ 75,371 |
| Operating income (loss) | $ 24,260 | $ 23,421 | $ (43,654) | $ 6,794 |
| Income (loss) from continuing operations | $ 23,700 | $ 18,275 | $ (41,913) | $ 5,336 |
| Net income (loss) | $ 23,700 | $ 18,275 | $ (41,913) | $ 5,336 |
| Basic income (loss) from continuing operations per common share (1) | $ 0.67 | $ 0.52 | $ (1.19) | $ 0.15 |
| Basic net income (loss) per common share (1) | $ 0.67 | $ 0.52 | $ (1.19) | $ 0.15 |
| Weighted average basic common shares outstanding | 35,295 | 35,292 | 35,290 | 35,394 |
| Diluted income (loss) from continuing operations per common share (1) | $ 0.64 | $ 0.50 | $ (1.19) | $ 0.15 |
| Diluted net income (loss) per common share (1) | $ 0.64 | $ 0.50 | $ (1.19) | $ 0.15 |
| Weighted average diluted common and common equivalent shares outstanding | 37,040 | 36,621 | 35,290 | 35,482 |

| | Quarters Ended | | | |
|---|---|---|---|---|
| | December 31 (3) | September 30 | June 30 (3) | March 31 (3) |
| | (amounts in thousands, except per share data) | | | |
| **2008** | | | | |
| Net revenues | $ 104,097 | $ 115,555 | $ 123,780 | $ 95,390 |
| Operating income (loss) | $ (622,337) | $ 32,809 | $ (147,862) | $ 27,082 |
| Income (loss) from continuing operations | $ (429,222) | $ 3,774 | $ (96,293) | $ 9,169 |
| Income (loss) from discontinued operations | $ (582) | $ 480 | $ (33) | $ (3,944) |
| Net income (loss) | $ (429,804) | $ 4,254 | $ (96,326) | $ 5,225 |
| Basic income (loss) from continuing operations per common share (1) | $ (11.89) | $ 0.11 | $ (2.60) | $ 0.24 |
| Basic income (loss) from discontinued operations per common share (1) | $ (0.02) | $ 0.01 | $ - | $ (0.10) |
| Basic net income (loss) per common share (1) | $ (11.91) | $ 0.12 | $ (2.60) | $ 0.14 |
| Weighted average basic common shares outstanding | 36,095 | 36,367 | 36,966 | 37,636 |
| Diluted income (loss) from continuing operations per common share (1) | $ (11.89) | $ 0.11 | $ (2.60) | $ 0.24 |
| Diluted income (loss) from discontinued operations per common share (1) | $ (0.02) | $ 0.01 | $ - | $ (0.10) |
| Diluted net income (loss) per common share (1) | $ (11.91) | $ 0.12 | $ (2.60) | $ 0.14 |
| Weighted average diluted common and common equivalent shares outstanding | 36,095 | 36,375 | 36,966 | 37,736 |
| Dividends declared and paid per common share | $ - | $ 0.10 | $ 0.10 | $ 0.38 |

(1) Income (loss) from continuing operations per share, income (loss) from discontinued operations per share and net income (loss) per share is computed independently for each quarter and the full year based upon respective average shares outstanding. Therefore, the sum of the quarterly per share amounts may not equal the annual per share amounts reported.

(2) During the second quarter of 2009, the Company recognized an impairment loss of $67.7 million that was comprised of: (1) a broadcasting license impairment loss of $60.8 million that affected each of the Company's radio markets, other than Seattle; and (2) a goodwill impairment loss of $6.9 million for seven of its 22 markets.

(3) During the fourth quarter of 2008, the Company recognized an impairment loss of $651.1 million that was comprised of: (1) a broadcasting license impairment loss of $645.3 million that affected each of the Company's radio markets, other than Seattle; and (2) a goodwill impairment loss of $5.8 million for three of its markets. During the second quarter of 2008, the Company recognized a goodwill and broadcasting license impairment loss of $184.6 million that affected the Company's Denver, Greenville, Indianapolis and Memphis radio markets. During the first quarter of 2008, the Company reduced its assets held for sale in the Rochester market and recorded an impairment loss of $6.7 million to income (loss) from discontinued operations.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Bala Cynwyd, Pennsylvania, on March 15, 2010.

**ENTERCOM COMMUNICATIONS CORP.**

By: /s/ DAVID J. FIELD
David J. Field, President, Chief Executive Officer
(principal executive officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

| SIGNATURE | CAPACITY | DATE |
|---|---|---|
| **Principal Executive Officer:** | | |
| /s/ DAVID J. FIELD<br>David J. Field | President, Chief Executive Officer and a Director | March 15, 2010 |
| **Principal Financial Officer:** | | |
| /s/ STEPHEN F. FISHER<br>Stephen F. Fisher | Executive Vice President – Operations and Chief Financial Officer | March 15, 2010 |
| **Principal Accounting Officer:** | | |
| /s/ EUGENE D. LEVIN<br>Eugene D. Levin | Vice President, Treasurer and Controller | March 15, 2010 |
| **Directors:** | | |
| /s/ JOSEPH M. FIELD<br>Joseph M. Field | Chairman of the Board | March 15, 2010 |
| /s/ DAVID J. BERKMAN<br>David J. Berkman | Director | March 15, 2010 |
| /s/ JOHN C. DONLEVIE<br>John C. Donlevie | Executive Vice President, Secretary, General Counsel and a Director | March 15, 2010 |
| /s/ DANIEL E. GOLD<br>Daniel E. Gold | Director | March 15, 2010 |
| /s/ ROBERT S. WIESENTHAL<br>Robert S. Wiesenthal | Director | March 15, 2010 |
| /s/ MICHAEL J WOLF<br>Michael J. Wolf | Director | March 15, 2010 |

## INDEX TO EXHIBITS

| Exhibit Number | Description |
|---|---|
| 3.01 | Amended and Restated Articles of Incorporation of the Entercom Communications Corp, as amended on December 19, 2007. (1) |
| 3.02 | Amended and Restated Bylaws of the Entercom Communications Corp. (2) |
| 4.01 | Indenture dated as of March 5, 2002 by and among Entercom Radio, LLC and Entercom Capital, Inc., as co-issuers, the Guarantors named therein and HSBC Bank USA, as trustee. (3) (Originally filed as Exhibit 4.02) |
| 4.02 | First Supplemental Indenture dated as of March 5, 2002 by and among Entercom Radio, LLC and Entercom Capital, Inc., as co-issuers, the Guarantors named therein and HSBC Bank USA, as trustee. (3) (Originally filed as Exhibit 4.03) |
| 10.01 | Employment Agreement, dated July 1, 2007, between Entercom Communications Corp. and David J. Field. (4) |
| 10.02 | First Amendment To Employment Agreement, dated December 15, 2008, between Entercom Communications Corp. and David J. Field. (5) (Originally filed as Exhibit 10.02) |
| 10.03 | Employment Agreement, dated July 1, 2007, between Entercom Communications Corp. and Joseph M. Field. (6) |
| 10.04 | First Amendment To Employment Agreement, dated December 15, 2008, between Entercom Communications Corp. and Joseph M. Field. (5) (Originally filed as Exhibit 10.04) |
| 10.05 | Employment Agreement, dated December 19, 2007, between Entercom Communications Corp. and Stephen F. Fisher. (7) |
| 10.06 | First Amendment To Employment Agreement, dated December 15, 2008, between Entercom Communications Corp. and Stephen F. Fisher. (5) (Originally filed as Exhibit 10.06) |
| 10.07 | Employment Agreement, dated December 17, 1998, between Entercom Communications Corp. and John C. Donlevie. (8) |
| 10.08 | Entercom Non-employee Director Compensation Policy. (9) |
| 10.09 | Amended and Restated Entercom Equity Compensation Plan. (10) |
| 10.10 | Entercom Annual Incentive Plan. (11) |
| 10.11 | Credit Agreement dated as of June 18, 2007 among Entercom Radio, LLC, as the Borrower, Entercom Communications Corp., as the Parent, Bank of America, N.A. as Administrative Agent and L/C Issuer, JP Morgan Chase Bank, N.A. as Syndication Agent, BMO Capital Markets, Corp., BNP Paribas, Mizuho Corporate Bank, LTD., Suntrust Bank as Co-Documentation Agents and The Other Lenders Party Hereto. (12) |
| 21.01 | Information Regarding Subsidiaries of Entercom Communications Corp. (13) |
| 23.01 | Consent of PricewaterhouseCoopers LLP. (13) |
| 31.01 | Certification of President and Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), as created by Section 302 of the Sarbanes-Oxley Act of 2002. (13) |
| 31.02 | Certification of Executive Vice President and Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), as created by Section 302 of the Sarbanes-Oxley Act of 2002. (13) |
| 32.01 | Certification of President and Chief Executive Officer pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002. (14) |
| 32.02 | Certification of Executive Vice President and Chief Financial Officer pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002. (14) |

---

(1) Incorporated by reference to Exhibit 3.01 to our Amendment to Registration Statement on Form S-1, as filed on January 27, 1999 (File No. 333-61381), Exhibit 3.1 of our Current Report on Form 8-K as filed on December 21, 2007 and Exhibit 3.02 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as filed on August 5, 2009.

(2) Incorporated by reference to Exhibit 3.01 to our Current Report on Form 8K filed on February 21, 2008.

(3) Incorporated by reference to an exhibit (as indicated above) to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, as filed on May 13, 2002.

(4) Incorporated by reference to as Exhibit 10.01 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed on November 9, 2007.

(5) Incorporated by reference to an exhibit (as indicated above) to our Annual Report on Form 10-Q for the year ended December 31, 2008, as filed on February 26, 2009.

(6) Incorporated by reference to as Exhibit 10.02 to our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2007, as filed on November 21, 2007.

(7) Incorporated by reference to as Exhibit 10.03 to our Quarterly Report on Form 10-K for the year ended December 31, 2007, as filed on February 22, 2008.

(8) Incorporated by reference to Exhibit 10.03 to our Amendment to Registration Statement on Form S-1, as filed on January 6, 1999. (File No. 333-61381).

(9) Incorporated by reference to Item 1.01 to our Current Report on Form 8K filed on February 19, 2008.

(10) Incorporated by reference to Appendix A to our Proxy Statement on Schedule 14A filed on March 23, 2009.

(11) Incorporated by reference to Exhibit 10.02 to our Current Report on Form 8K filed on May 19, 2008.

(12) Incorporated by reference to Exhibit 10.01 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, as filed on August 2, 2007.

(13) Filed herewith.

(14) These exhibits are submitted as "accompanying" this Annual Report on Form 10-K and shall not be deemed to be "filed" as part of such Annual Report on Form 10-K.

# Entercom Communications Corp.

## Corporate Information

## Directors

**Joseph M. Field**
*Chairman of the Board*

**David J. Field**
*President and Chief Executive Officer*

**John C. Donlevie**
*Executive Vice President and Secretary*

**David J. Berkman**

**Daniel E. Gold**

**Robert S. Wiesenthal**

**Michael J. Wolf**

## Information Requests

Stephen F. Fisher
*Executive Vice President - Operations and Chief Financial Officer*
610-660-5647
610-660-5620 (fax)

## Independent Auditors

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Conall Dempsey, Partner
267-330-3000



FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fibre

Cert no. SGS-COC-3028
www.fsc.org
© 1996 Forest Stewardship Council

## Officers

**David J. Field**
*President and Chief Executive Officer*

**Joseph M. Field**
*Chairman of the Board*

**Stephen F. Fisher**
*Executive Vice President - Operations and Chief Financial Officer*

**John C. Donlevie**
*Executive Vice President and Secretary*

**Eugene D. Levin**
*Vice President, Treasurer and Controller*

## Stock Trading

Class A Common Stock of Entercom Communications Corp. is traded on the New York Stock Exchange under the Symbol "ETM".

## Shareholder Records

Shareholders desiring to change the name, address or ownership of stock, to report lost certificates or to consolidate accounts, should contact Entercom Communications Corp.'s transfer agent.

## Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449
*www.amstock.com*




# ENTERCOM COMMUNICATIONS CORP.

**401 City Avenue, Suite 809**
**Bala Cynwyd, Pennsylvania 19004**

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

NOTICE IS HERBY GIVEN that the Annual Meeting of Shareholders of Entercom Communications Corp. (the "**Company**") will be held at the Crowne Plaza Philadelphia Main Line Hotel, 4100 Presidential Boulevard, Philadelphia, Pennsylvania 19131 on Tuesday, May 18, 2010 at 9:00 a.m. (the "**Annual Meeting**"), for the following purposes:

1. To elect two Class A Directors each for a one year term expiring at the 2011 Annual Meeting;
2. To elect five Directors, in addition to Class A Directors, each for a one year term expiring at the 2011 Annual Meeting;
3. To ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2010; and
4. To transact such other business as may properly come before the Annual Meeting and/or any adjournments thereof.

If you were a shareholder of record of our Class A Common Stock, par value $0.01 per share, or Class B Common Stock, par value $0.01 per share, at the close of business on March 15, 2010, you may vote at the Annual Meeting.

In the event a quorum is not present at the Annual Meeting and such meeting is adjourned to a later date at least fifteen (15) days after the initial date of the Annual Meeting, then those shareholders who attend the adjourned meeting shall nevertheless constitute a quorum for the purpose of acting upon the matters to be considered.

By Order of the Board of Directors,

John C. Donlevie
Secretary

Bala Cynwyd, Pennsylvania
March 26, 2010

**ENTERCOM COMMUNICATIONS CORP.**
401 City Avenue, Suite 809
Bala Cynwyd, Pennsylvania 19004

---

**PROXY STATEMENT**
**ANNUAL MEETING OF SHAREHOLDERS**
**May 18, 2010**

---

The Annual Meeting of Shareholders of Entercom Communications Corp. will be held at the Crowne Plaza Philadelphia Main Line Hotel, 4100 Presidential Boulevard, Philadelphia, Pennsylvania 19131 on Tuesday, May 18, 2010 at 9:00 a.m.

## ABOUT THIS PROXY STATEMENT

Our Board of Directors has sent you this proxy statement to solicit your vote at the 2010 Annual Meeting of Shareholders, including any adjournment or postponement thereof (the "**Annual Meeting**"). We will pay all expenses incurred in connection with this proxy solicitation. In addition to mailing this proxy statement to you, we have hired The Altman Group to be our proxy solicitation agent for a fee of approximately $6,000 plus expenses. We also may make solicitations by telephone, facsimile or other forms of communication. Brokers, banks and other nominees who hold our stock for other beneficial owners will be reimbursed by us for their expenses related to forwarding our proxy materials to the beneficial owners. In this proxy statement we summarize information that we are required to provide to you under the Securities and Exchange Commission rules. This proxy statement is designed to assist you in voting your shares. The proxy materials are first being mailed on or about March 26, 2010 to all shareholders of record of our Class A and Class B Common Stock, par value $0.01 per share, at the close of business as of March 15, 2010. Unless the context requires otherwise, all references in this proxy statement to Entercom Communications Corp., "Entercom," "we," "us," "our" and similar terms, refer to Entercom Communications Corp. and its consolidated subsidiaries.

## INTERNET AVAILABILITY OF PROXY MATERIAL

**Important Notice Regarding The Availability Of Proxy Materials For The Shareholder Meeting To Be Held on May 18, 2010. The Proxy Statement and Annual Report are available at *www.entercom.com*. Click on the "*Investors*" tab and select "*Proxy Material.*"**

## PROPOSALS

At the Annual Meeting, our shareholders will be asked to vote upon the following Proposals:

- Proposal 1: *Election of Class A Directors.* Our Board of Directors has nominated the following two persons to stand for election as Class A Directors with one year terms expiring at the 2011 Annual Meeting: **David J. Berkman** and **Daniel E. Gold**.
- Proposal 2: *Election of Directors Other Than Class A Directors.* Our Board of Directors has nominated the following five persons to stand for election as Directors with one year terms expiring at the 2011 Annual Meeting: **Joseph M. Field, David J. Field, John C. Donlevie, Robert S. Wiesenthal** and **Michael J. Wolf**.
- Proposal 3: *Ratification of the Selection of Independent Registered Public Accounting Firm.* The Audit Committee of our Board of Directors has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2010 and is proposing that the shareholders ratify such selection.

## INFORMATION ABOUT VOTING

**Record Holders**. If you are a shareholder of record of our Class A Common Stock as of the close of business on March 15, 2010, you may vote your shares:

- By Proxy: You may vote your shares via a toll-free telephone number (1-800-PROXIES (1-800-776-9437)) or over the Internet (www.voteproxy.com) as instructed in the Notice of Internet Availability of Proxy Materials. If you provide a proxy without indicating how you wish to vote, all of your shares will be voted **at**

**the discretion** of your proxies on any matter that may be properly brought before the Annual Meeting, except to the extent such discretionary voting is not permitted by any applicable rules or regulations.

- In Person: You may attend the Annual Meeting and vote in person.

If you are a shareholder of record of our Class B Common Stock as of the close of business on March 15, 2010, you may vote your shares:

- By Proxy: You can vote by completing, signing and dating the enclosed proxy card and returning it to us by mail in the envelope provided. The instructions for voting are contained on the enclosed proxy card. The individuals named on the card are your proxies. They will vote your shares as you indicate. If you provide a proxy without indicating how you wish to vote, all of your shares will be voted **at the discretion** of your proxies on any matter that may be properly brought before the Annual Meeting, except to the extent such discretionary voting is not permitted by any applicable rules or regulations.

- In Person: You may attend the Annual Meeting and vote in person.

You may revoke your proxy before it is voted at the meeting if you: (i) send a written notice of revocation dated after the proxy date to our Corporate Secretary; (ii) send our Corporate Secretary a later dated proxy for the same shares of Common Stock; or (iii) attend the Annual Meeting and vote in person.

The address for our Corporate Secretary is Entercom Communications Corp., 401 City Avenue, Suite 809, Bala Cynwyd, Pennsylvania, 19004, Attention: John C. Donlevie, Secretary.

**Beneficial Holders**. If you are not a shareholder of record of our Class A Common Stock and instead hold your shares in "*street name*" (i.e., in the name of a bank, broker or other holder of record), you may receive a Notice of Internet Availability of Proxy Materials from the holder of record containing instructions that you must follow in order for your shares to be voted. Certain of these institutions offer telephone and Internet voting.

## VOTING SECURITIES

Our Amended and Restated Articles of Incorporation (the "**Charter**") provide that each share of Class A Common Stock is entitled to one vote and that each share of Class B Common Stock is entitled to ten votes, except: (i) any share of Class B Common Stock not voted by either Joseph M. Field or David J. Field, in their own right or pursuant to a proxy, is entitled to one vote; (ii) the holders of Class A Common Stock, voting as a single class, are entitled to elect two Class A Directors; (iii) each share of Class B Common Stock is entitled to one vote with respect to certain "*Going Private Transactions*" (as defined in the Charter); and (iv) as required by law. Therefore:

- Shareholders of our Class A Common Stock at the close of business on March 15, 2010, will be entitled to vote on Proposals 1, 2 and 3.
- Shareholders of our Class B Common Stock at the close of business on March 15, 2010 will only be entitled to vote on Proposals 2 and 3.

At the close of business on March 15, 2010, there were 29,659,931 outstanding shares of Class A Common Stock, which include 1,478,721 shares that are either unvested restricted stock or vested but deferred shares of restricted stock (neither of which has the right to vote). As a result, as of the close of business on March 15, 2010, there were 28,181,210 shares of our outstanding shares of Class A Common Stock entitled to vote at the Annual Meeting. In addition, at the close of business on March 15, 2010 there were 7,457,532 outstanding shares of our Class B Common Stock and no outstanding shares of our Class C Common Stock. Each share of Class B Common Stock voted by Joseph M. Field or David J. Field with respect to any proposal other than Proposal 1 is entitled to ten votes. Holders of our Class C Common Stock, of which there are none, would not be entitled to vote on these proposals.

## INFORMATION ABOUT QUORUM AND REQUIRED VOTES

The presence in person or by proxy of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast on a particular matter or proposal to be acted upon at the meeting shall constitute a quorum for the purposes of consideration and action on the matter or proposal. Assuming a quorum is present, votes on the proposals will be tallied as follows:

- Proposal 1: *Election of Class A Directors.* The two persons nominated as Class A Directors receiving the most votes from shares of Class A Common Stock will be elected.
- Proposal 2: *Election of Directors Other Than Class A Directors.* The five persons nominated as Directors other than Class A Directors receiving the most votes from all shares of Class A Common Stock and Class B Common Stock will be elected.
- Proposal 3: *Ratification of the Selection of Independent Registered Public Accounting Firm.* The ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2010 requires the affirmative vote from a majority of the votes of all shares of Class A Common Stock and Class B Common Stock that are present in person or by proxy and are voting on such proposal.

In the event a quorum is not present at the meeting and such meeting is adjourned to a later date at least fifteen (15) days after the initial date of the meeting, then those shareholders who attend the adjourned meeting shall nevertheless constitute a quorum for the purpose of acting upon the matters to be considered.

Unless otherwise required by our Bylaws or by applicable law, approval of any other matter properly presented for a vote at the meeting will require the affirmative vote of a majority of the votes cast by all holders of Class A Common Stock and Class B Common Stock present in person or by proxy; provided that if any shareholders are entitled to vote thereon as a class, such approval will require the affirmative vote of a majority of the votes cast by the shareholders entitled to vote as a class who are present in person or by proxy.

Shares of our common stock represented by proxies that are marked "withhold authority" or are marked "abstain," or which constitute broker non-votes will be counted as present at the meeting for the purpose of determining a quorum. Broker non-votes occur when a nominee holding shares of our common stock for a beneficial owner has not received voting instructions from the beneficial owner and such nominee does not possess or choose to exercise discretionary authority with respect thereto. With respect to any matter to be decided by a plurality (such as the election of Directors) or a majority of the votes cast at the meeting, proxies marked "withhold authority" or marked "abstain," or which constitute broker non-votes will not be counted for the purpose of determining the number of votes cast at the meeting and will have no effect on the outcome of such vote.

## INFORMATION TO RELY UPON WHEN CASTING YOUR VOTE

You should rely only on the information contained in this proxy statement. We have not authorized anyone to give any information or to make any representations in connection with this proxy solicitation other than those contained in this proxy statement. You should not rely on any information or representation not contained in this proxy statement. You should not infer under any circumstances that because of the delivery to you of this proxy statement there has not been a change in the facts set forth in this proxy statement or in our affairs since the date of this proxy statement. This proxy statement does not constitute a solicitation by anyone in any jurisdiction in which the solicitation is not authorized or in which the person making the solicitation is not qualified to do so or to anyone to whom it is unlawful to make a solicitation.

## NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement and the accompanying material may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not statements of historical facts, but rather reflect our current expectations concerning future results and events. You can identify these forward-looking statements by our use of words such as "anticipates," "believes," "continues," "expects," "intends," "likely," "may," "opportunity," "plans," "potential," "project," "will," and similar expressions, whether in the negative or the affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. These forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond our control, which could cause actual results to differ materially from those forecasted or anticipated in such forward-looking statements.

You should not place undue reliance on these forward-looking statements, which reflect our view only as of the date of this proxy statement. We undertake no obligation to update these statements or publicly release the result of any revisions to these statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

## PROPOSAL 1
## ELECTION OF CLASS A DIRECTORS

### DESCRIPTION OF PROPOSAL

Two Class A Directors will be elected at the 2010 Annual Meeting to serve until the 2011 Annual Meeting. The two nominees of our Board of Directors are David J. Berkman and Daniel E. Gold. Both David J. Berkman and Daniel E. Gold are incumbent Class A Directors. These nominees have consented to serve if elected, but should any nominee be unavailable to serve, your proxy will vote for the substitute nominee recommended by our Board of Directors.

### BOARD OF DIRECTORS' NOMINEES FOR CLASS A DIRECTORS

- ***David J. Berkman - Director***. David J. Berkman (age 48) has served as one of our Directors since the consummation of our initial public offering in January 1999. Since January 2000, Mr. Berkman has served as the Managing Partner of Liberty Associated Partners, LP, a venture capital firm primarily engaged in the telecommunications, media and internet market segments. He also serves on the boards of directors of Internet Capital Group, Inc., Current Communications Group, LLC and Jingle Networks, Inc. Civically, Mr. Berkman serves on the board of overseers of the University Of Pennsylvania School of Engineering, and on the Board of Trustees of The Franklin Institute. Mr. Berkman has a B.S. from the Wharton School of the University of Pennsylvania.

- ***Daniel E. Gold - Director***. Daniel E. Gold (age 74) has served as one of our Directors since May 2003. Since January 1997, Mr. Gold has served as President and CEO of Leonard Whitcup, Inc., a music publisher. During his career, Mr. Gold has served as Chairman and Director of Dynamic Broadband, Inc., CEO of the American Society of Composers, Authors and Publishers (ASCAP), President and Director of Century Communications Inc., President of Knight Ridder Broadcasting, Inc., and President of Comcast Cable, Inc. He also served as a Vice President and General Manager of CBS and Post-Newsweek Stations' radio and television stations in Washington, D.C., Philadelphia, PA, and Hartford, CT. Mr. Gold also served as General Counsel of Westinghouse Broadcasting Company (Group W). Mr. Gold had been a member of the boards of directors of the National Association of Broadcasters, the National Cable Television Association, the Television Bureau of Advertising and C-SPAN. Mr. Gold has a B.A. from Stanford University and a J.D. from Harvard Law School.

### RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors unanimously recommends that you vote "**FOR**" each of the nominees listed above.

In nominating the present slate of Class A Directors, our Board and our Nominating/Corporate Governance Committee considered the following specific experience, qualifications, attributes or skills in concluding that each such nominee should continue to serve as a Director of the Company:

**David J. Berkman** has served as one of our Directors since the consummation of our initial public offering in January 1999. Mr. Berkman has served as an executive officer and director of a number of public/private companies including several directly involved in the media and communication industries. As a director of such these companies, Mr. Berkman has served on, and in some cases served as chairman of the compensation, audit, and nominating committees.

**Daniel E. Gold** has served as one of our Director since 2003. Mr. Gold has served as the chief executive officer of multiple companies including a public company. Mr. Gold has operational experience in several media companies including serving as CEO of a music publishing company. In addition, Mr. Gold has accounting and related financial management expertise. Finally, Mr. Gold also has experience as general counsel of a large media company.

## PROPOSAL 2
## ELECTION OF OTHER DIRECTORS

### DESCRIPTION OF PROPOSAL

Five other Directors will be elected at the 2010 Annual Meeting to serve until the 2011 Annual Meeting. The five nominees are Joseph M. Field, David J. Field, John C. Donlevie, Robert S. Wiesenthal and Michael J. Wolf. Each of the nominees is an incumbent Director. These nominees have consented to serve if elected, but should any nominee be unavailable to serve, your proxy will vote for the substitute nominee recommended by our Board of Directors.

### BOARD OF DIRECTORS' NOMINEES FOR OTHER DIRECTORS

- ***Joseph M. Field - Chairman & Director.*** Joseph M. Field (age 78) founded Entercom in 1968 and has served as Chairman of our Board of Directors since our inception. Mr. Field served as our Chief Executive Officer from our inception until 2002 and as our President from our inception until 1998. Before entering the broadcasting business, he practiced law for 14 years in New York (including service as an Assistant United States Attorney) and Philadelphia. Mr. Field served on the board of directors of the National Association of Broadcasters for the years 1992 through 1996. Mr. Field currently serves on the boards of directors of the Broadcasters' Foundation, Mediacast, LLC (d/b/a Specticast), the Philadelphia Orchestra Association, The Mary Louise Curtis Bok Foundation, the Settlement Music School, the American Interfaith Institute, the National Liberty Museum, the Philadelphia Chamber Music Society, the Joseph and Marie Field Foundation and the Joseph and Marie Field Family Environmental Foundation. In addition, he serves on the Advisory Board of the University of Pennsylvania's Field Center for Children's Policy, Practice & Research. Mr. Field has a B.A. from the University of Pennsylvania, an L.L.B. from Yale Law School and a D.M. from the Curtis Institute of Music. Mr. Field is the father of David J. Field.

- ***David J. Field - President and Chief Executive Officer.*** David J. Field (age 47) has served as our Chief Executive Officer since 2002, our President since 1998, and one of our Directors since 1995. Mr. Field is our Principal Executive Officer. He also served as our Chief Operating Officer from 1996 to 2002 and Chief Financial Officer from 1992 to 1998. Mr. Field joined us in 1987 and served as our Director of Finance and Corporate Development from 1987 to 1988, Vice President-Finance and Corporate Development from 1988 to 1992, Vice President-Operations and Chief Financial Officer from 1992 to 1995 and Senior Vice-President-Operations and Chief Financial Officer from 1995 to 1996. Prior to joining us, he was an investment banker with Goldman, Sachs & Co. Mr. Field served as Chairman of the Radio Board of the National Association of Broadcasters from 2005 to 2007. Mr. Field also currently serves on the boards of directors of the Ad Council, the Radio Advertising Bureau, the Philadelphia Zoo and The Wilderness Society. He has a B.A. from Amherst College and an M.B.A. from the Wharton School of the University of Pennsylvania. Mr. Field was named the 2006 Radio Executive of the Year by Radio Ink Magazine and was also recognized as one of the best CEOs in America by Institutional Investor Magazine in 2006, 2007 and 2008. Mr. Field is the son of Joseph M. Field.

- ***John C. Donlevie - Executive Vice President, Secretary, and General Counsel.*** John C. Donlevie (age 63) has served as our Executive Vice President, General Counsel and one of our Directors since 1989, our Secretary since 1998 and was our Vice President-Legal and Administrative from 1984 to 1989. Prior to joining us in 1984, Mr. Donlevie practiced law for 11 years, most recently as Corporate Counsel of Ecolaire Incorporated in Malvern, Pennsylvania. He has a B.S. in Engineering from Drexel University and a J.D. from Temple University School of Law. Mr. Donlevie is a member of the board of directors of the Joseph and Marie Field Foundation and is a member of the Board of Managers of Broadcasters Traffic Consortium, LLC.

- ***Robert S. Wiesenthal - Director.*** Robert S. Wiesenthal (age 43) has served as one of our Directors since April 2004. Since January 2002, Mr. Wiesenthal has been serving as Executive Vice President and Chief Financial Officer of Sony Corporation of America. In addition, since July 2005, Mr. Wiesenthal has been serving as Executive Vice President and Chief Strategy Officer, Sony Entertainment. Prior to joining Sony Corporation of America, Mr. Wiesenthal was Managing Director at Credit Suisse First Boston from 1999 to 2000, a member of its Media Group from 1993 to 1999 and a member of its Mergers and Acquisition Group from 1986 to 1993. Mr. Wiesenthal presently serves on the boards of directors of Metro-Goldwyn-Mayer Inc (MGM), Sony Music Entertainment, Inc., Sony Ericsson Mobile Communications and Sony/ATV Music Publishing LLC. Mr. Wiesenthal has a B.A. from the University of Rochester.

- ***Michael J. Wolf - Director.*** Michael J. Wolf (age 48) has served as one of our Directors since February 2008. Since March 2007, Mr. Wolf has served as president of Farallon Point Inc., a strategic advisory provider. From October 2005 to February 2007, Mr. Wolf was the President and Chief Operating Officer of MTV Networks, Inc. ("MTVN"). Prior to

assuming this role at MTVN, Mr. Wolf was a Senior Director at McKinsey & Company and Global Leader of its Media, Entertainment and Information Practice from 2001 to 2005. Previously, Mr. Wolf was a Senior Partner, member of the board of directors and leader of the Media and Entertainment Group at Booz Allen Hamilton, Inc. which he joined in 1989. Mr. Wolf serves as a board member of the Educational Broadcasting Corporation. Mr. Wolf has a B.A. from Columbia University.

**RECOMMENDATION OF THE BOARD OF DIRECTORS**

Our Board of Directors unanimously recommends that you vote "**FOR**" each of the nominees listed above.

In nominating the present slate of other Directors, our Board and our Nominating/Corporate Governance Committee considered the following specific experience, qualifications, attributes or skills in concluding that each such nominee should continue to serve as a Director of the Company:

**Joseph M. Field** is the founder of the Company and served as the Company's President/CEO for more than 23 years.

**David J. Field** has served as our Chief Executive Officer since 2002 and a Director since 1995. In addition to having served in various operating and financial capacities for the Company, Mr. Field has previous experience in the investment banking industry. Finally, Mr. Field has experience in serving in a leadership capacity within the radio broadcast industry.

**John C. Donlevie** has served as our general counsel since 1984 and a Director since 1989. Mr. Donlevie has over twenty five years of experience in the radio industry. Mr. Donlevie has formal training and experience in both the legal and engineering fields. Recently, Mr. Donlevie has had significant involvement in regulatory and government affairs issues for the Company.

**Robert S. Wiesenthal** has served as one of our Directors since 2004. Mr. Wiesenthal has significant experience in the media industry presently serving as CFO of Sony Corporation of America. Mr. Wiesenthal also has experience as a member of the board of directors of various music and media companies.

**Michael J. Wolf** has served as one of our Directors since 2008. Mr. Wolf has experience in the media industry having served as president and COO of MTV Networks, Inc. In addition, Mr. Wolf has over twenty years of experience in the media entertainment industry.

## PROPOSAL 3
## RATIFICATION OF THE SELECTION OF
## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

### DESCRIPTION OF PROPOSAL

The Audit Committee of our Board of Directors has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2010 and is proposing that the shareholders ratify such selection. Although ratification is not required by law, the Audit Committee believes that our shareholders should be given an opportunity to express their views on the subject. SEC Rule 10A-3(b)2 requires that the audit committee "must be directly responsible for the appointment . . . of any registered public accounting firm." Since the Audit Committee cannot abdicate this authority to the shareholders, the ratification of the selection is not binding. Any failure of the shareholders to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm would, however, be considered by the Audit Committee in determining whether to continue the engagement of PricewaterhouseCoopers LLP.

### INFORMATION CONCERNING INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP ("**PwC**") has served as our independent registered public accounting firm since June 2002. Our Audit Committee has appointed PwC to serve as our independent registered public accounting firm for the year ending December 31, 2010. It is anticipated that a representative of PwC will attend the annual meeting. Such representative will have an opportunity to make a statement, if he or she desires, and will be available to respond to appropriate questions of shareholders.

**Principal Accounting Firm Fees And Expenses**. The following table sets forth the aggregate fees and expenses billed to us by PwC, our principal accounting firm, for the fiscal years ended December 31, 2009 and December 31, 2008:

| | December 31, 2009 | | December 31, 2008 | |
|---|---|---|---|---|
| Audit Fees | $723,647 | (1) | $839,808 | (1)(2) |
| Audit-Related Fees | 6,353 | (3) | 14,104 | (3) |
| All Other Fees | 1,500 | (4) | 1,500 | (4) |
| TOTAL | $731,500 | | $877,912 | |

(1) The professional services rendered for 2009 and 2008 included: (i) the audit of our annual financial statements and our internal control over financial reporting; and (ii) reviews of the financial statements included in our Quarterly Reports on Form 10-Q. Amounts include the reimbursement of expenses incurred by our accounting firm in connection with their performance of such professional services.

(2) As a result of the finalization of our Principal Accounting Firm's fees and expenses for the year ended December 31, 2008, following the date of our 2009 Proxy Statement, the Audit Fees for the year ended December 31, 2008 are $22,500 lower than the Audit Fees disclosed our 2009 Proxy Statement.

(3) Represents consulting services relating to new accounting pronouncements and existing accounting guidance.

(4) A subscription service for PwC's accounting guidance.

***Utilization of De Minimus Approval Exemption***. Zero percent of the Principal Accounting Firm Fees listed above were approved under the approval provisions of Rule 2-01(c)(7)(i)(C) of Regulation S-K.

***Pre-Approval Policies***. The Audit Committee maintains policies and procedures for the pre-approval of work performed by the independent auditors since under the amended and restated Audit Committee Charter, all auditor engagements must be approved in advance by the Audit Committee.

### RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors unanimously recommends that you vote "**FOR**" the ratification of the selection of PricewaterhouseCoopers LLP as our independent auditors for the year ending December 31, 2010.

## BOARD OF DIRECTORS

Presently, there are seven members of our Board of Directors, including each of the nominees named herein. Four of the seven Directors are neither our officers nor employees. Our Board of Directors met five times in 2009. Our Board of Directors has adopted certain standing committees including: (i) an Audit Committee; (ii) a Compensation Committee; (iii) a Nominating/Corporate Governance Committee; and (iv) an Executive Committee.

**Director Independence.**

Our Board of Directors has determined that each of David J. Berkman, Daniel E. Gold, Robert S. Wiesenthal and Michael J. Wolf has no material relationship with the Company and each is therefore an "*independent director*" as defined by Section 303A.02 of the listing standards of the New York Stock Exchange. We have not made any charitable contributions to any charitable organization in which a Director serves as an executive officer where, within the preceding three years, contributions in any single year exceeded the greater of $1 million, or 2% of such charitable organization's consolidated gross revenues.

**Committees of our Board of Directors.**

- ***Audit Committee.*** The Audit Committee consists of Daniel E. Gold, Chairman, David J. Berkman and Michael J. Wolf. The Audit Committee met five times in 2009. A copy of the Amended and Restated Audit Committee Charter is posted on our website located at www.entercom.com (see the "*Investors*" tab / "*Governance*" sub-page of our website). Each member of the Audit Committee is independent as defined in Section 303A.02 of the listing standards of the New York Stock Exchange. No audit committee member simultaneously serves on the audit committees of more than three public companies.

*Audit Committee Financial Expert.* Our Board of Directors has determined that Daniel E. Gold is an Audit Committee Financial Expert. Mr. Gold is "independent" as such term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

- ***Compensation Committee.*** The Compensation Committee consists of David J. Berkman, Chairman, Daniel E. Gold and Robert S. Wiesenthal. The Compensation Committee met three times in 2009. A copy of the Amended and Restated Compensation Committee Charter is posted on our website located at www.entercom.com (see the "*Investors*" tab / "*Governance*" sub-page of our website). Each member of the Compensation Committee is independent as defined in Section 303A.02 of the listing standards of the New York Stock Exchange.

The Compensation Committee conducts a general review of our compensation plans to ensure that they meet corporate objectives, including review and approval of all compensation paid to our executive officers. The responsibilities of the Compensation Committee also include administering and interpreting the Entercom Equity Compensation Plan, including selecting the officers, employees and other qualified recipients who will be granted awards thereunder. A narrative description of our Committee's processes and procedures for the consideration and determination of executive and Director compensation is contained in the Compensation Discussion and Analysis in this Proxy Statement.

During 2009, neither the Company nor our Compensation Committee utilized any compensation consultants in determining or recommending the amount or form of executive or Director compensation other than in a role limited to: (a) consulting on broad-based plans that do not discriminate in scope, terms, or operation in favor of our executive officers or Directors, and that are available generally to all salaried employees; or (b) providing information that either is not customized for us or that is customized based on parameters that are not developed by the compensation consultant and about which the compensation consultant does not provide advice.

*Compensation Committee Interlocks And Insider Participation.* None of the members of the Compensation Committee was at any time one of our officers or employees. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of our Board of Directors or Compensation Committee.

- ***Nominating/Corporate Governance Committee.*** The Nominating/Corporate Governance Committee consists of Michael J. Wolf, Chairman, David J. Berkman and Robert S. Wiesenthal. The Nominating/Corporate Governance

Committee met twice in 2009. A copy of the Amended and Restated Nominating/Corporate Governance Committee Charter is posted on our website located at www.entercom.com (see the "*Investors*" tab / "*Governance*" sub-page of our website).

The Nominating/Corporate Governance Committee is responsible for the recommendation of criteria for selection of Board members and assisting our Board of Directors in identifying candidates. The Nominating/Corporate Governance Committee will consider nominees recommended by shareholders. Shareholders should submit any such recommendations to our Corporate Secretary. In addition, shareholders may make their own director nominations in accordance with the procedures for Shareholder Director Nominations described in this Proxy Statement under the heading "*Shareholder Proposals For 2011 Annual Meeting*."

The Nominating/Corporate Governance Committee has not established any specific minimum qualifications that the Committee believes must be met by a Committee-recommended nominee for a position on our Board of Directors. While the Nominating/Corporate Governance Committee has not established any specific qualities or skills that the Committee believes are necessary for one or more of our Directors to possess, the Committee may consider the following criteria in recommending candidates for election to our Board of Directors: (i) experience in corporate management, such as serving or having served as an officer of a publicly-held company; (ii) experience in the media, communication and/or radio broadcasting industries; (iii) experience as a board member of another publicly-held company; (iv) academic expertise in the media, communication and/or radio broadcasting industries or in specific areas of our operations; and (v) financial experience necessary to assist in meeting our corporate governance requirements.

While the Nominating/Corporate Governance Committee has not established any requirement to consider diversity in identifying nominees for Director, the Committee's Charter provides that the Committee may consider differences of viewpoint, professional experience, education, skill and other individual qualities and attributes.

The Nominating/Corporate Governance Committee identifies prospective candidates for recommendation to our Board of Directors upon recommendations from other Directors, management and our shareholders. In addition, the Committee has in the past retained the services of a professional search firm to identify prospective candidates. The Committee does not have a formal review policy for prospective Committee-recommended nominees.

Each of the nominees was elected by the shareholders at the previous annual meeting of shareholders.

- ***Executive Committee***. The Executive Committee consists of Joseph M. Field, Chairman, David J. Field and David J. Berkman. The Executive Committee did not meet in 2009. The Executive Committee has the authority to approve, upon unanimous consent of such committee, acquisitions and expenditures for certain radio and radio related synergistic investments subject to pre-defined size limits.

**Board Leadership Structure and Risk Oversight**

Since our inception in 1968, Joseph M. Field has served as our Chairman. In addition, Joseph M. Field had served as our Chief Executive Officer from our inception until 2002. Upon the promotion of David J. Field to the position of Chief Executive Officer in 2002, the roles of Chief Executive Officer and Chairman were split. While the roles of CEO and Chairman are presently split, we do not have a policy requiring the bifurcation of these two positions.

Although we do not have a lead independent Director, pursuant to our governance guidelines, non-management Directors hold executive sessions without management present generally following each regular board meeting. In 2009, our board held five meetings and the independent Directors held four executive sessions. The chairmen of the three independent board committees rotate as presiding Director for each executive session. The presiding Director determines the agenda for the session and, after the session, acts as a liaison between the non-management Directors and the chairman. This regular rotation of the presiding Director role allows a number of our independent Directors to play a leadership role on our board.

We have determined that our leadership structure is appropriate given the fact that Joseph M. Field effectively controls our management. Specifically, as of March 15, 2010, Joseph M. Field beneficially owned 2,651,170 shares of our Class A common stock and 6,408,282 shares of our Class B common stock, representing approximately 65.57% of the total voting power of all of our outstanding common stock. Accordingly, Joseph M. Field is generally able to control the vote on all matters submitted to the vote of shareholders and, therefore, is able to direct our management and policies, except with respect to those matters when the shares of our Class B common stock are only entitled to one vote and those matters requiring a class vote under the provisions of our articles of incorporation, bylaws or applicable law, including, without limitation, the election of the two Class A Directors.

In accordance with NYSE requirements, our Audit Committee's charter provides that it is responsible for discussing with management our policies with respect to risk assessment and risk management. In addition, our Audit Committee also discusses with management our significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures. While the Audit Committee has primary responsibility for overseeing risk management, our entire Board of Directors is actively involved in overseeing risk management for the company. The full board also engages in periodic discussions with our CEO, CFO, and other company officers as the board may deem appropriate. In addition, each of our board committees considers the risks within its area of responsibilities. We believe that the leadership structure of our board supports the board's effective oversight of the company's risk management.

**Director Meeting Attendance.**

- ***Committee and Board Meetings***. Each Director attended at least 75% of the aggregate of the meetings of both our Board of Directors and the meetings of the committee(s) on which such Director served during 2009.

- ***Annual Shareholders' Meetings***. We do not maintain a policy regarding Director attendance at the Annual Meeting of shareholders. At the 2009 Annual Meeting of shareholders, all but one of the Directors elected at such meeting were present.

**Non-Management Directors**

- ***Meetings***. Our non-management Directors meet at regularly scheduled executive sessions. At these meetings, one Director presides. The role of presiding Director rotates among the chairpersons of the following committees of our Board of Directors, in the following order: (i) Nominating/Corporate Governance Committee, (ii) Compensation Committee, and (iii) Audit Committee; provided that, if any such chairperson is absent, then such absent Director is skipped in the rotation and the next chairperson in the foregoing order serves as the presiding Director at such meeting.

- ***Communications With Non-Management Directors***. We have established a process for interested parties to make their concerns known to the non-management Directors. See below under "*Communications With Directors*."

**Communications With Directors**

We have established a mechanism to facilitate the ability of interested parties to make their concerns known to our Board of Directors, our non-management Directors or any other group or specific individual Director(s). Specifically, any interested party desiring to so communicate can either: (i) send an email to "**directors**" followed by the extension "@**entercom.com**". In order to enable spam filtering, only email with the subject line: "***ETM Board Message***" will be read; or (ii) send a letter to Entercom Communications Corp., 401 City Avenue, Suite 809, Bala Cynwyd, Pennsylvania 19004, Attn: Director Communication. Each correspondence sent in the foregoing manner (other than mail regarding matters that are not in the province of our Board of Directors) is distributed in print form to our Directors or such other sub-group thereof as may be specified by the sender.

## EXECUTIVE OFFICERS

The table below sets forth certain information regarding those persons currently serving as our Named Executive Officers. Biographical information on David J. Field, our President and Chief Executive Officer, Joseph M. Field, our Chairman, and John C. Donlevie, our Executive Vice President, Secretary and General Counsel, is included above in the section entitled "*Board of Directors' Nominees For Other Directors*."

| NAME AND TITLE | AGE | PRIOR BUSINESS EXPERIENCE |
|---|---|---|
| David J. Field<br>*President and Chief Executive Officer* | 47 | See "*Board of Directors Nominees For Other Directors*" above. |
| | | |
| Joseph M. Field<br>*Chairman of the Board* | 78 | See "*Board of Directors Nominees For Other Directors*" above. |
| | | |
| Stephen F. Fisher<br>*Executive Vice President - Operations and Chief Financial Officer*<br><br>*Principal Financial Officer* | 57 | *Stephen F. Fisher* has served as our Chief Financial Officer since 1998 and our Executive Vice President - Operations since December 2007. He also served as our Executive Vice President from 2000 to 2007 and Senior Vice President from 1998 to 2000. Prior to joining us, Mr. Fisher was a Managing Director with a private equity firm located in Bala Cynwyd, Pennsylvania. From 1978 to 1994, Mr. Fisher held numerous operational and financial management positions with Westinghouse Broadcasting Company (now part of CBS, Inc.), including the positions of Corporate Executive Vice President, General Manager of their Los Angeles news radio station and Controller of the Radio Group. He has an M.A. from Bob Jones University and an M.B.A. from the University of South Carolina. Mr. Fisher presently serves on the board of directors of Knoll, Inc. and iBiquity Digital Corporation. |
| | | |
| John C. Donlevie<br>*Executive Vice President, Secretary and General Counsel* | 63 | See "*Board of Directors Nominees For Other Directors*" above. |
| | | |
| Eugene D. Levin<br>*Vice President, Treasurer & Controller*<br><br>*Principal Accounting Officer* | 59 | *Eugene D. Levin* currently serves as our Principal Accounting Officer (since February 2007), Vice President (since May 2006), Treasurer (since 1988), Assistant Secretary (since 1988) and Controller (since 1977). Prior to joining us, Mr. Levin was a senior accountant for Laventhal and Horwath, and an operational/financial auditor and divisional controller for After-Six Inc. Mr. Levin has a B.S. from Pennsylvania State University and is a certified public accountant. Mr. Levin currently serves on the board of directors of the Radio Music Licensing Committee and the Delaware Valley Earth Force. |

**2009 Transactions.**

During 2009 there were no, and currently there are no proposed, transactions, in which we were or are to be a participant, where the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest, which would be required to be disclosed herein pursuant to Item 401(b) of regulation S-K.

**Policies And Procedures For Review, Approval, Or Ratification.**

Our Board of Directors, upon the recommendation of our Nominating and Corporate Governance Committee, adopted a Related Party Transactions Policy. This policy provides that *Interested Transactions* with *Related Parties*, as those defined in the policy, are subject to approval or ratification.

For purposes of the policy:

- an "*Interested Transaction*" is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which: (i) the aggregate amount involved will or may be expected to exceed $100,000 in any calendar year; (ii) we are a participant; and (iii) any Related Party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than ten percent beneficial owner of another entity).

- a "*Related Party*" is any: (i) person who is or was (since the beginning of the last fiscal year for which we have filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an executive officer, Director or nominee for election as a Director; (ii) beneficial owner of greater than five percent of our common stock; or (iii) immediate family members of any of the foregoing. Immediate family members include a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone not falling into one of the foregoing categories who resides in such person's home (other than a tenant or employee).

Under this policy, our Nominating and Corporate Governance Committee reviews the material facts relating to all Interested Transactions that require the Committee's approval and either approves or disapproves of our entry into the Interested Transaction, subject to certain exceptions. If advance Committee approval of an Interested Transaction is not feasible, then the Interested Transaction shall be considered and, if the Committee determines it to be appropriate, ratified at the Committee's next regularly scheduled meeting. In determining whether to approve or ratify an Interested Transaction, the Committee will take into account, among other factors it deems appropriate, whether the Interested Transaction is on terms no less favorable to us than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the Related Person's interest in the transaction.

**Standing Pre-Approval for Certain Interested Transactions.**

Under the policy, certain transactions are deemed to be pre-approved by the Committee, even if the aggregate amount involved will exceed $100,000. These transactions include:

- Employment of executive officers;
- Director compensation;
- Certain transactions with other companies;
- Certain charitable contributions;
- Transactions where all shareholders receive proportional benefits; and
- Transactions involving competitive bids.

# COMPENSATION INFORMATION

## COMPENSATION DISCUSSION AND ANALYSIS

**OVERVIEW.** The Compensation Committee (or the "**Committee**") of our Board of Directors consists of David J. Berkman, Chairman, Daniel E. Gold and Robert S. Wiesenthal. Our Committee is responsible for managing and annually reviewing all annual bonus, long-term incentive compensation, equity compensation, employee pension and welfare benefit plans. For executive officers, our Committee evaluates performance and determines compensation policies and levels. Our Committee's duties are memorialized in its charter, which is available on our website at *www.entercom.com.*

Our executive officer compensation programs are comprised of the following elements: (i) base salary; (ii) incentive compensation including (a) annual discretionary incentive bonuses of both cash and equity; (b) incentive compensation contemplated under employment agreements; and (c) compensation pursuant to the Entercom Annual Incentive Plan; and (iii) other compensation such as employee benefit plans including our 401(K) plan, deferred compensation plan, health insurance and life/disability insurance. Our executive officer compensation programs are designed to motivate our executive officers and management employees to attain financial, operational and strategic objectives. These programs generally provide incentives to achieve both annual and longer-term objectives. In making compensation determinations, we assess both the performance of our business and our executives relative to those objectives.

Our compensation policy has been to provide competitive compensation while also seeking to align the financial goals of our executives and management with those of our shareholders. To ensure that pay is competitive, we regularly compare our pay practices with those of our competitors and the general competitive market for executive talent. We also consider the performance of our business as compared to the performance of our competitors.

**PROCESS.** Our Committee meets on a regularly scheduled basis at least two times per year (as required under its charter) and typically more frequently as our Committee deems necessary or desirable. Members of our Committee also discuss compensation matters with our Chief Executive Officer, our Chief Financial Officer and among themselves informally throughout the year. This informal process facilitates the on-going monitoring of the appropriateness of our executive compensation packages and serves to prepare our Committee members for the formal meetings so that definitive compensation decisions can be more easily made at such meetings.

Although no formal process for compensation determination is prescribed in our Committee's charter or otherwise, an informal process has evolved. While our Committee is involved in compensation considerations throughout the year, the process for annual compensation changes and incentive compensation grants typically includes a management report and recommendation. Specifically, following the end of each year, our Chief Executive Officer presents a report to our Committee which highlights our performance as a company as well as the performance of our Chief Executive Officer during the preceding year. Our Chief Executive Officer then provides our Committee with a recommendation for: (i) Chief Executive Officer compensation; (ii) senior management compensation; and (iii) a level of authority for our Chief Executive Officer to make annual equity compensation grants to other management and key employees.

The process for compensation determination also involves our Committee's consideration of peer compensation levels. While our Committee does not have a policy regarding benchmarking, our Committee does consider peer compensation when establishing our compensation levels. The only manner in which peer compensation levels are used by the Committee is as set forth under the heading "Determination of Compensation" below.

Our Committee also receives a report which details compensation previously earned by senior management in prior years.

Once it receives and considers the various pieces of information, reports and presentations described above, our Committee then meets without management present to consider the appropriate level of compensation. Our Committee sets the compensation of our Chief Executive Officer as well as the other named executive officers.

Finally, in prior years our Committee from time to time has utilized and relied upon the analysis and recommendations of independent compensation consultants.

**ELEMENTS OF COMPENSATION.**

***Base Salary.*** In setting base salaries for our Named Executive Officers, our Committee generally considers the experience of the individual, the scope and complexity of the position, our size and the compensation paid by our competitors. In particular,

we attempt to set base salaries at levels that are competitive in the industry and in relation to the particular job function of the executive officer.

The annual base salary is intended to reward the executive officer for the day-to-day demands, complexities and difficulties of such officer's job. The objective is to set base salaries at levels that we and the applicable executive officer believe are fair, given the job functions and their individual performance and experience in relation to those job functions. We attempt to provide annual base salaries that will help to retain the executives and discourage them from seeking or accepting other employment opportunities.

We are party to an employment agreement with each of our Named Executive Officers, other than Eugene D. Levin. Specifically, we have employment agreements with: (i) David J. Field, Chief Executive Officer; (ii) Joseph M. Field, Chairman; (iii) Stephen F. Fisher, Executive Vice President - Operations and Chief Financial Officer; and (iv) John C. Donlevie, Executive Vice President and General Counsel. Each of these agreements provides for a contractual level of base salary. For calendar year 2009, each of our name executive officers agreed to freeze the level of their base salary and waived any contractual increase due in 2009.

***Incentive Compensation.*** Our Committee has historically utilized two forms of incentive compensation: cash and equity awards. The cash component is designed to convey an immediate recognition of services performed by the recipient, while the equity component is tied to vesting requirements and is designed to not only compensate for past service, but to also motivate and retain the recipient.

- ***Cash Bonus Awards.*** All of our Named Executive Officers (to the extent they are not already entitled to receive a bonus under their respective employment agreements) are eligible to receive bonuses which are determined after a review of our overall performance as well as the individual performance of each such executive officer. For 2009, each Named Executive Officer (other than Joseph M. Field) received a discretionary cash bonus as described in the Summary Compensation Table and below in this Compensation Discussion and Analysis under the heading "*Named Executive Officer Compensation.*"

Our Committee has significant flexibility in awarding cash bonuses. The decision to increase or decrease cash bonuses from year to year is generally based on a variety of factors that our Committee deems appropriate, including our overall performance, the individual executive's performance, the business environment which existed during the year and any extraordinary events that arose during the course of the year. We believe this flexibility and our history of appropriately rewarding performance provide a strong incentive to our executive officers to perform in a manner that will allow us to achieve our corporate objectives.

- ***Equity Compensation.*** To promote our long-term objectives, the Entercom Equity Compensation Plan permits awards to our employees, employees of our subsidiaries, non-employee directors and certain advisors and consultants who are in a position to make a significant contribution to our long-term success. Such equity awards are permitted to be made in the form of nonqualified stock options, incentive stock options, stock appreciation rights and restricted stock / restricted stock unit awards.

In order to ensure that our equity compensation grants achieve the desired effect of serving as long term incentive compensation, our Committee generally utilizes the following vesting schedules: (i) restricted stock grants typically vest: 50% - two years from the grant date; 25% - three years from the grant date and the remaining 25% - four years from the grant date; and (ii) option grants typically vest 25% per year over four years.

The number of shares available for issuance under the Entercom Equity Compensation Plan increases by 1.5 million shares, or a lesser number as may be determined by our Board of Directors, on January 1st each year. Our Board of Directors elected to forego the January 1, 2007 and 2008 automatic annual increases.

On February 10, 2009, our Board of Directors approved an amendment to the Entercom Equity Compensation Plan to permit a one-time Option Exchange Program, which was approved at our May 12, 2009 shareholders' meeting. Our Board determined that the Option Exchange Program would benefit us by: (i) reducing overhang and decreasing the potential shareholder dilution; (ii) restoring incentive to key employees; (iii) making it easier to meet industry standards and shareholder expectations for linking compensation with performance; and (iv) generally maximizing the alignment of employee and director interests with the Company's shareholders.

On April 13, 2009, we commenced the Option Exchange Program (subject to shareholder approval) by making an offer to exchange to our eligible employees and non-employee directors. Specifically, we offered such persons the opportunity to make a one-time election to exchange all of their outstanding stock options with exercise prices equal to or greater than $11.80 per share for a lesser number of our restricted stock units. The $11.80 per share price represented the

Company's fifty-two week closing high as of February 28, 2009. The exchange ratio under the Option Exchange Program was as follows:

| Option Strike Price | Exchange Ratio (Options For RSUs) |
|---|---|
| At least $11.80 but less than $30.00 | 2.25 for 1 |
| $30.00 or more | 4.50 for 1 |

On May 15, 2009, following the May 14, 2009 expiration of the Option Exchange Program, we granted 0.7 million restricted stock units in exchange for 2.1 million options. In accordance with SFAS No. 123R, we applied modification accounting for the Option Exchange Program. Under this accounting guidance, we recognized $1.2 million of additional share-based compensation expense, as the fair value of the new shares exceeded the fair value of the surrendered options at the time we first made the offer to exchange.

Each of our Named Executive Officers participated in the Option Exchange Program. Specifically, (i) David J. Field exchanged 625,000 options for 250,000 restricted stock units; (ii) Joseph M. Field exchanged 100,000 options for 44,444 restricted stock units; (iii) Stephen F. Fisher exchanged 400,000 options for 133,333 restricted stock units; (iv) John C. Donlevie exchanged 50,000 options for 16,667 restricted stock units; and (v) Eugene D. Levin exchanged 12,500 options for 3,889 restricted stock units.

***Determination of Compensation.*** In order to determine the cash and equity incentive compensation for our senior executive officers (including David J. Field, our Chief Executive Officer), our Committee considered a number of factors including those detailed below.

(i) Our Committee considered our operating performance versus our 2009 business plan. In this regard, our Committee recognized that while a number of the plan objectives were not achieved, 2009 had some of the most challenging business conditions since the 1930's.

(ii) Further, in considering our operating performance versus our 2009 business plan, our Committee noted that while we experienced negative same station net revenue growth, our performance exceeded a peer group of public company radio station operators. Specifically, our same-station revenue decreased by 17% for the September 30, 2009 year-to-date period compared to an estimated weighted average decrease of 20% for selected peers over the same period. This peer group includes CBS Radio, Clear Channel, Citadel Broadcasting Corporation, Cumulus Media, Inc. and Emmis Communications Corp.

(iii) Our Committee considered that for 2009 our stock performance far exceeded that of the peer group identified in the 2009 CEO Goals and Objectives. For 2009, Entercom stock was the 18$^{th}$ best performing stock listed on the New York Stock Exchange. Specifically, our stock price increased by 475% compared to a decline of 14% for a peer group of publicly traded radio broadcast companies. This group includes: Emmis Communications Corp., Citadel Broadcasting Corporation and Cumulus Media, Inc.

(iv) Our Committee considered that for 2009, our Free Cash Flow Per Share was an estimated $1.93 (as of January 14, 2010), which was 3% less than the 2009 Free Cash Flow Per Share goal of $2.00 per share. Free Cash Flow Per Share is a "Non-GAAP Financial Measure." We calculate Free Cash Flow as operating income (loss): (i) plus depreciation and amortization, non-cash compensation expense (which is otherwise included in station operating expenses and corporate general and administrative expenses), impairment loss and income (loss) from discontinued operations before income taxes (benefit), and impairment loss; and (ii) less net interest expense (excluding amortization of deferred financing costs), gains (loss) on sale of assets, taxes paid and capital expenditures. To calculate Free Cash Flow Per Share, we divide Free Cash Flow by Weighted Average Shares - Diluted.

(v) Our Committee considered that for 2009 we were able to maintain compliance with the financial covenants contained in our credit facility.

(vi) Our Committee considered our capital structure management in light of the difficult economic conditions during 2009. Specifically, we reduced our total net senior and senior subordinated indebtedness by $104 million. The Committee also noted the Company's repurchase of $77 million of high yield debt at an average price of 72% of face value.

(vii) Our Committee considered our initiatives to enhance shareholder value including our share repurchases of 0.7 million shares of stock at an average price of $1.34 per share.

(vii) Our Committee considered our efforts to reduce expenses. Specifically, for 2009 we reduced expenses by 8% ($22 million). The Committee noted that these expense cutting efforts focused on reinventing our business model to make sustainable cuts that would not impair our competitiveness.

(viii) Our Committee considered our efforts towards further digital growth including enhancements to content, sales and infrastructure / technology platforms. The Committee noted that digital revenues increased significantly during 2009.

(ix) Our Committee considered actions taken towards the enhancement of future growth including: (a) the reorganization of leadership of key digital operations, content and sales functions to better support growth; (b) continuing to emphasize marketing solutions and business development as a core strategic focus; (c) bolstering our organizational capabilities; (d) driving a significant number of sales wins (such as multi-year studio naming rights deals); (e) leveraging strong relationships with leading musical acts to develop exclusive programs across multiple company markets; (f) limiting new format development in challenging economic year; and (g) establishing a corporate sales and recruiting team to enhance our effectiveness in identifying and hiring high-quality sales personnel.

- ***Determination of CEO Incentive Compensation.*** In addition to the factors detailed above, at the beginning of calendar year 2009, our Committee identified certain goals and objectives relating to the performance of our Chief Executive Officer, David J. Field. Specifically, for 2009 our Committee identified a number of goals and objectives as follows:

- 35% of Mr. Field's bonus was to be based upon our actual performance with respect to the following metrics:

~ Achieving our 2009 business plan.
~ Exceeding peer group operating performance with respect to: market share; and same-station revenue growth.
~ Exceeding peer group stock performance.
~ Achieving 2009 Free Cash Flow Per Share goal of $2.00 per share (exclusive of extraordinary events).

For purposes of the same-station revenue growth analysis we considered a peer group of public companies engaged in the business of operating radio stations. This group includes: CBS Radio, Citadel Broadcasting Corporation, Clear Channel, Cumulus Media, Inc., and Emmis Communications Corp.

For purposes of the stock performance analysis we considered a peer group of public companies whose principal business is the operation of radio stations. This group includes: Cumulus Media, Inc., Citadel Broadcasting Corporation and Emmis Communications Corp.

- 25% of Mr. Field's bonus was to be based upon maintenance of senior debt bank compliance and capital structure management.

- 20% of Mr. Field's bonus was to be based upon enhancing shareholder value through M&A and monetization of non-strategic assets.

- 20% of Mr. Field's bonus was to be based upon enhancing future growth potential with particular attention to: (i) digital platforms; (ii) business development capabilities; (iii) new and enhanced brands; (iv) leadership / people; and (v) industry initiatives and leadership.

In order to assist our Committee in determining the level of Mr. Field's incentive compensation for 2009, our Committee met with Mr. Field to review his performance in light of such goals and objectives. In conducting such a review, our Committee considered the specific target levels against our actual results and Mr. Field's performance. Many of these considerations are discussed above under "*Determination of Incentive Compensation.*"

It is worth noting that our Committee did not adopt, nor did it employ, any objective quantifiable standards. Instead, the analysis was based upon a subjective consideration of the relevant factors identified for consideration in 2009. For example, the Committee had previously identified "new and enhanced brands" as a component to be considered. In retrospect, however, the Committee noted that in a challenging year like 2009, the prudent approach of limiting new format development was in the best interest of the Company. Accordingly, even though the goal differed from the actual course of conduct, the Committee viewed this positively given the challenging conditions of 2009.

Pursuant to his employment agreement, Mr. Field was eligible for a bonus of up to $870,895 (representing 110% of his base salary). In determining the actual amount of Mr. Field's bonus, the Committee considered the goals and objectives listed above. In undertaking this analysis, the Committee determined that Mr. Field was entitled to a bonus in excess of 70% of his maximum bonus potential. Specifically,

- With respect to the 1st goal and objective, the Committee found that two of the four metrics were satisfied (i.e., exceeding peer group operating performance and exceeding peer group stock performance), resulting in 17.5% bonus eligibility.

- With respect to the 2nd goal and objective (i.e., senior debt bank compliance and capital structure management), the Committee found that this criteria was met, resulting in 25% bonus eligibility.

- With respect to the 3rd goal and objective (i.e., enhancing shareholder value through M&A and monetization of non-strategic assets), the Committee found that, while shareholder value was enhanced during 2009, M&A activity was limited to the sale of certain non-strategic tower sites, and therefore it was appropriate to assign 10% to bonus eligibility.

- With respect to the 4th goal and objective (i.e., enhancing future growth potential), the Committee found that this criteria was met, resulting in 20% to bonus eligibility.

Notwithstanding the foregoing, however, the Committee, in consultation with Mr. Field, decided that, given the state of the economy in general, the radio industry in particular and the remedial measures employed by the Company (including, but not limited to, a wage freeze), it was appropriate to keep Mr. Field's bonus flat and award him the same bonus as the prior year, even though the Committee had determined that Mr. Field had earned a larger bonus. Accordingly, the Committee subjectively decided to awarded Mr. Field a bonus of $450,000. In awarding this bonus, the Committee noted that it represented approximately 51.7% of his contractual bonus potential and 15.0% of the bonus potential under the Entercom Annual Incentive Plan.

- ***Section 162(m) Compliance / 2009 Annual Determination - Entercom Annual Incentive Plan.*** In accordance with the Entercom Annual Incentive Plan (described below under the heading "Tax Issues Relating To Executive Compensation"), the Committee adopted a "*Section 162(m) Compliance Document*" so that compensation provided under such Plan for 2009 will be considered "performance-based compensation" and tax deductible by Entercom. Such compensation can include the cash bonus awarded to Mr. Field as described above.

The Committee determined that for purposes of the 2009 incentive cash compensation under the Plan, fixed expense growth, revenue growth, adjusted earnings per share and free cash flow per share would be the performance measures. The Committee also established a target (the "**Target**") with respect to such performance measures (with regard to the combined performance of the Company and its subsidiaries, after eliminations). Specifically, the Target for 2009 was the satisfaction of at least two of the following criteria (the "**Criteria**") computed in a manner consistent with past practice:

1. Fixed expense growth of less than 0% over 2008 (computed on a same-station basis).
2. Revenue growth greater than national industry growth over 2008 as measured by the Radio Advertising Bureau (the "**RAB**") (computed for Entercom on a same-station basis).
3. Adjusted Earnings Per Share greater than $0.50.
4. Free Cash Flow Per Share of greater than $1.25.

If in 2009 any two of the Criteria for the above performance measures are satisfied, the Target shall have been met. As a result, any cash bonus paid to Mr. Field (subject to the maximum award authorized under the Entercom Annual Incentive Plan) will be considered "performance-based compensation" and tax deductible by Entercom.

Free Cash Flow Per Share and Adjusted Earnings Per Share are "Non-GAAP Financial Measures." We calculate Adjusted Earnings as net income (loss) adjusted to exclude: (i) income (loss) from discontinued operations before income taxes (benefit); (ii) reported taxes; (iii) gain/loss on sale of assets, derivative instruments and investments; (iv) non-cash compensation expense; (v) other income; (vi) impairment loss; and (vii) gain/loss on early extinguishment of debt. In calculating Adjusted Earnings, income taxes are reflected at the expected statutory federal and state tax rate of 42% without discrete items of tax and

valuation allowances. To calculate adjusted earnings per share, we divide adjusted earnings by Weighted Average Shares - Diluted. The calculation of Free Cash Flow Per Share is presented earlier in this report.

For 2009, the Committee determined that at least three of the four Criteria had been satisfied and that the Target had been met. Specifically, the Committee found that:

1. Fixed Expenses declined by 7%, thus satisfying the Criteria.
2. Adjusted Earnings Per Share was $0.88, thus satisfying the Criteria.
3. Free Cash Flow Per Share was $1.93, thus satisfying the Criteria.

The Committee noted that information was not yet available from the RAB to confirm whether the Criteria which required "Revenue growth greater than national industry growth over 2008 as measured by the Radio Advertising Bureau," had been satisfied. The Committee noted, however, that as of September 30, 2009, the Company's revenue growth for the year-to-date 2009 period over the year-to-date 2008 period was greater than national industry's growth as measured by the RAB (computed for the Company on a same-station basis).

Accordingly, because the Target for 2009 was satisfied, Mr. Field's cash bonus of $450,000 is considered "performance-based compensation" and tax deductible by Entercom.

***Other Compensation***. Our Committee has provided for a number of additional elements of benefit based compensation. These components are designed to accomplish a variety of objectives including: (i) maximizing the full benefit under applicable tax regulations (e.g., our 401(K)); (ii) providing for the health and welfare of our employees and their families (e.g., our employee benefit plans); (iii) conveying a level of security in the context of any possible change of control (e.g. our general severance policy as well as any employee specific agreed upon severance or change of control agreements); and (iv) providing executives with an appropriate level of perquisites (e.g. our aircraft usage policy and car allowances).

- *401(K) Plan*. We maintain a 401(K) Plan which is generally available to all of our full-time employees. Executive officer participation in this plan is on the same basis as our other employees. Our 401(K) Plan previously included a matching component with contributions vesting 20% per year for each year of service, such that after five years an employee is 100% vested in our matching contributions. Effective as of October 16, 2008, we suspended indefinitely our matching contributions under our 401(K) Plan. All of our Named Executive Officers participated in our 401(K) Plan.

- *Deferred Compensation Plans*. We maintain deferred compensation plans for our non-employee directors as well as our management employees. Under each plan, participants are permitted to defer a portion of their income for specific time periods. Our obligations under such plans are unsecured. Under our management employee deferred compensation plan, we had matched employees' contributions of up to 4% of an employee's compensation at a rate of fifty cents on the dollar with such matching contributions vesting 20% per year for each year of service, such that after five years of service an employee is 100% vested in our matching contributions. Effective as of October 16, 2008, we suspended indefinitely our matching contributions under our Deferred Compensation Plan. All of our Named Executive Officers other than David F. Field and Joseph M. Field participate in our Deferred Compensation Plan.

- *Employee Benefit Plans*. We have a number of benefit plans available to all of our full time employees. These benefits include Medical Insurance, Dental Plan, Voluntary Short-Term Disability Insurance, Long-Term Disability Plan, Life Insurance and Accidental Death and Dismemberment Insurance Plans, MEDEX Travel Assist Program, and a Voluntary Vision Insurance Plan. All of our executive officers participate in these plans on the same basis as our other employees except that we pay such medical insurance premiums in full.

- *Severance and Change-of-Control Benefits*. We have a severance policy which is applicable to all of our employees. Under this policy, full-time employees are eligible for up to fifteen weeks severance (subject to certain requirements). John C. Donlevie and Eugene D. Levin are eligible to participate in our severance policy. Our employment agreements with David J. Field, Joseph M. Field and Stephen F. Fisher govern severance for such officers. In addition, each of these three agreements contains provisions which are effective upon a change of control. The applicable severance and change of control provisions for each such officer is described below.

- *Personal Aircraft Usage*. We have an interest in two aircraft through a fractional ownership program which operates the aircraft under the FAA Commercial Part 135 Rules. As permitted by the aircraft operator, we permit our Chairman, CEO/President and other executive officers approved by our CEO/President to use the aircraft for personal use, subject to the terms of our Aircraft Usage Policy. Under this policy, our executives must pay directly to the aircraft operator (for our account) all usage and other incremental charges relating to any such flight(s). While the usage of the aircraft is by

definition a perquisite, as it is not generally available to all of our employees, there is no associated dollar value of compensation since the executives each pay the aircraft operator (for our account) an amount at least equal to our incremental cost for each flight.

- *Car Allowance*. Each of our Named Executive Officers is provided with either a car allowance or use of a company-owned vehicle.

**TAX ISSUES RELATING TO EXECUTIVE COMPENSATION.**

***Overview.*** Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes limitations upon the federal income tax deductibility of certain compensation paid to our Chief Executive Officer and to each of our other four most highly compensated executive officers (excluding our Chief Financial Officer). Under these limitations, we may deduct such compensation only to the extent that during any year the compensation paid to any such officer does not exceed $1,000,000 or meets certain specified conditions (such as certain performance-based compensation that has been approved by our shareholders). While our Board desires to maximize our tax deductions, some elements of executive compensation may not be tax deductible, and our compensation plans and policies may be modified if our Committee determines that such action is in the best interest of us and our shareholders, even if such action may result in some loss of deductibility. There was no compensation expense in 2009 which was over the Section 162(m) limits and therefore not deductible for tax purposes.

***162(m) Compliance / Entercom Annual Incentive Plan.*** In 2008, we established the Entercom Annual Incentive Plan (the "**AI Plan**"). The purpose of the AI Plan is to provide designated employees with the opportunity to receive cash incentive awards. We believe that the AI Plan enhances the incentive for participants to contribute materially to our growth, thereby benefiting us and our shareholders. All of our employees are eligible to participate in the AI Plan. Subject to the limitations in the AI Plan, the Committee determines the amount of any award under the AI Plan. The Committee has the authority to adjust the amount of any award to take into account such factors as it may deem relevant. The maximum cash award that may be earned for any fiscal year by any individual is $3,000,000. The Committee may also determine whether an award is to qualify as performance-based compensation pursuant to Section 162(m)(4)(C) of the Code.

To the extent necessary to comply with Section 162(m)(4)(C) of the Code, no later than ninety days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee: (i) designates one or more Section 162(m) Participants; (ii) selects the Performance Criteria applicable to the Performance Period; (iii) establishes the various Performance Targets and amounts which may be earned for such Performance Period; and (iv) specifies the relationship between the Performance Criteria and the Performance Targets and the amounts which may be earned by each Section 162(m) Participant for such Performance Period.

For purposes of the AI Plan, the term "*Performance Criteria*" means the following business criteria with respect to us, any subsidiary or any division or operating unit of us: (i) net income, (ii) pre- or after-tax income (loss), (iii) operating income (loss), (iv) fixed expenses, (v) cash flow, (vi) earnings per share, (vii) return on equity, (viii) return on invested capital or assets, (ix) cost reductions or savings, (x) funds from operations, (xi) funds from operations per share, (xii) appreciation in the fair market value of our stock, (xiii) revenue, (xiv) net revenue, (xv) market share, (xvi) cash available for distribution, (xvii) cash available for distribution per share, (xviii) total shareholder return, (xix) return on invested capital, (xx) economic value added, (xxi) improvement in cash flow (before or after tax), (xxii) successful capital raises, (xxiii) confidential business unit objectives, (xxiv) free cash flow, (xxv) free cash flow per share, (xxvi) adjusted free cash flow, (xxvii) adjusted free cash flow per share, (xxviii) broadcast cash flow, (xxix) adjusted broadcast cash flow, and (xxx) earnings before any one or more of the following items: interest, taxes, depreciation or amortization; each as determined in accordance with generally accepted accounting principles and/or subject to such adjustments as may be specified by the Committee. The preceding criteria may also be evaluated, where appropriate: (a) on a same-station basis; (b) on the basis of growth in any of these criteria; (c) on a comparison basis with a peer group; and/or (d) as a percentage of revenue.

**SECURITY OWNERSHIP REQUIREMENTS / GUIDELINES.** The Corporate Governance Guidelines adopted by our Board encourage directors to purchase shares of our stock. Our Board, however, recognizes that the number of shares of our stock owned by any director is a personal decision, and our Board determined not to adopt a policy requiring ownership by Directors of a minimum number of our shares. Similarly, we do not have a requirement relating to Named Executive Officer ownership of our shares.

## NAMED EXECUTIVE OFFICER COMPENSATION.

***David J. Field, President and Chief Executive Officer.*** Our Principal Executive Officer is David J. Field. Mr. Field serves as our President and Chief Executive Officer pursuant to an employment agreement dated August 2, 2007, which agreement was amended on December 15, 2008 to conform to Section 409A of the Internal Revenue Code. This agreement has an initial term of three years with automatic one year extensions following the initial term unless either party provides prior notice of non-extension. Mr. Field's employment agreement provides for an annual base salary, subject to annual increase based upon the percentage increase in the Consumer Price Index for all Urban Consumers (which increase was waived by Mr. Field for 2009), and for an annual performance-based bonus of up to 110% of his annual base salary. Mr. Field's salary for the year 2009 was $791,723. In addition, Mr. Field receives certain other benefits as provided from time to time to our senior executive officers as described above.

- Incentive Compensation. In recognition of his services during 2009, and in light of the considerations described above and the terms of his employment agreement, on January 14, 2010, our Committee awarded Mr. Field a discretionary cash bonus of $450,000. In addition, on February 10, 2010, in accordance with the terms of his employment agreement the Committee granted Mr. Field 37,500 restricted stock units which vest over four years.

- Termination / Severance Compensation. If Mr. Field's employment is terminated by us without cause (as defined in his agreement) or he resigns for good reason (as defined in his agreement) prior to the execution of a binding agreement which would result in a change in control if consummated or more than two years following a change in control, subject to his execution of a release of claims against us, all of Mr. Field's outstanding equity compensation awards that vest on the basis of our performance shall become fully vested and we shall pay him a lump sum payment in an amount equal to the greater of: (i) the sum of two years' annual base salary and two times the highest annual bonus paid during the preceding three year period, or (ii) the sum of the base salary and annual bonuses that would otherwise have been payable through the end of the then current term of the agreement. If such termination occurs following the execution of a binding agreement which would result in a change in control if consummated or prior to two years following a change in control, subject to his execution of a release of claims against us, all of Mr. Field's outstanding equity compensation awards shall become fully vested, and we shall pay him a lump sum payment in an amount equal to the sum of three years' annual base salary and three times the highest annual bonus paid to him during the preceding three year period. We shall also pay his COBRA premiums for continued health coverage, to the extent he elects such coverage, for a period of up to 18 months. Additionally, should any of these payments become subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, we shall make an additional payment in an amount sufficient to place Mr. Field in the same after-tax position as if the excise tax had not applied.

Furthermore, in the event that David J. Field dies or becomes disabled, then all of Mr. Field's outstanding equity compensation awards that vest on the basis of our performance shall become fully vested and we shall pay him (or his estate, if applicable) a lump sum payment in an amount equal to the sum of two years' annual base salary and two times the highest annual bonus paid during the preceding three year period, and we shall also pay his COBRA premiums for continued health coverage, to the extent he elects such coverage, for a period of up to 18 months.

Finally, Mr. Field's agreement also provides that in the event of a change in control (as defined in the agreement) all of Mr. Field's then outstanding equity compensation awards shall become fully vested and exercisable.

***Joseph M. Field, Chairman of the Company.*** Joseph M. Field serves as our Chairman pursuant to an employment agreement dated August 2, 2007, which agreement was amended on December 15, 2008 to conform to Section 409A of the Internal Revenue Code. Pursuant to this employment agreement, Mr. Field's base compensation was decreased to reflect the reduction in his involvement in our day-to-day operations.

This agreement provides that for so long as Mr. Field serves as the Chairman of our Board of Directors, he shall receive an annual retainer in an amount equal to three times the annual retainer payable to non-employee members of the Board of Directors, as in effect from time to time. This annual retainer shall be payable either in cash or in restricted stock units which vest over the one year period following the date of grant. For 2009, Mr. Field received $105,000 in base compensation. Additionally, pursuant to this agreement we shall grant him annual equity compensation awards of the same type and for an underlying number of shares equal to three times the number of shares underlying the awards granted to each non-employee member of the Board of Directors pursuant to our non-employee director compensation policies as in effect from time to time. Accordingly, in 2009 Mr. Field received an equity award of 6,000 restricted stock units which vest over four years and options to purchase 3,000 shares of our Class A Common Stock at a price of $1.34 per share which vest in four equal annual installments. Under this employment agreement, Mr. Field will also receive certain other benefits as provided from time to time to our senior executive officers. Further, Mr. Field and his spouse are also entitled to medical insurance coverage for the duration of their respective lives.

- Incentive Compensation. Mr. Field did not receive any incentive compensation for 2009.

- Termination / Severance Compensation. If Mr. Field ceases to serve as Chairman of our Board of Directors for any reason other than a removal from his position as Chairman of the Board for cause (as defined in the agreement), all of his outstanding equity awards and rights shall become vested, exercisable and payable with respect to all of the equity subject thereto. In the event that Mr. Field dies or becomes disabled, he shall be deemed to have completed his then current term on the Board of Directors and we shall pay him or his estate a lump sum payment equal to his then current annual retainer. In addition, upon his termination of employment for any reason, we shall provide for continued medical insurance coverage for him and his spouse for the duration of their respective lives. Finally, Mr. Field's agreement provides that in the event that any payments made pursuant to the agreement become subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, we agree to make an additional payment to Mr. Field in an amount equal to two-thirds of the amount required to fully compensate him for the additional tax obligations arising under Section 280(g) of the Internal Revenue Code.

***Stephen F. Fisher, Executive Vice President - Operations and Chief Financial Officer.*** Our Principal Financial Officer is Stephen F. Fisher. Mr. Fisher serves as our Executive Vice President - Operations and Chief Financial Officer pursuant to an employment agreement dated December 19, 2007, which agreement was amended on December 15, 2008 to conform to Section 409A of the Internal Revenue Code. This agreement has an initial term of approximately three years (through February 28, 2011) with automatic one year extensions following the initial term unless either party provides at least 120 days prior notice of non-renewal. Mr. Fisher's salary for the year 2009 was $540,000. The agreement provides for an annual cash bonus of up to $410,800 with respect to 2009, with an annual increase, based upon the Consumer Price Index for all Urban Consumers, for subsequent years during the term. In addition, Mr. Fisher is eligible to participate in our benefit plans generally available to our officers as described above.

- Incentive Compensation. In recognition of his services during 2009, and in light of the considerations described above and the terms of his employment agreement, on January 14, 2010, our Committee awarded Mr. Fisher a discretionary cash bonus of $275,000.

- Termination / Severance Compensation. Mr. Fisher's employment agreement may be terminated by either party. Specifically, Mr. Fisher may terminate the agreement for any reason effective on or after August 31, 2009 upon 120 days prior written notice. We may terminate Mr. Fisher's employment for cause or at our convenience. In the event of termination by us for cause, our obligations under the agreement cease. In the event of a termination by us without cause, we must pay Mr. Fisher a one-time bonus of $400,000, plus an amount equal to the annual bonus paid in the immediately preceding year prorated from January 1 through the termination date. In addition, we must continue to pay the salary and auto allowance for a specified period. Further, all grants of options and restricted stock made through the effective date of termination continue to vest through February 28, 2011 and such options may be exercised for a specified period.

***John C. Donlevie, Executive Vice President, Secretary and General Counsel.*** John C. Donlevie serves as our Executive Vice President, Secretary and General Counsel pursuant to an employment agreement dated December 23, 1998. Mr. Donlevie's salary for the year 2009 was $337,355. In addition, Mr. Donlevie is eligible to participate in our benefit plans generally available to our senior executive officers as described above.

- Incentive Compensation. In recognition of his services during 2009, and in light of the considerations described above, on January 14, 2010, our Committee awarded Mr. Donlevie a discretionary cash bonus of $97,500.

***Eugene D. Levin, Vice President, Treasurer and Controller.*** Eugene D. Levin serves as our Vice President, Treasurer, Controller and Principal Accounting Officer. Mr. Levin's salary for the year 2009 was $194,670. In addition, Mr. Levin is eligible to participate in our benefit plans generally available to our officers as described above.

- Incentive Compensation. In recognition of his services during 2009, and in light of the considerations described above, on January 14, 2010, our Committee awarded Mr. Levin a discretionary cash bonus of $25,000.

## SUMMARY COMPENSATION TABLE

The following table provides summary information concerning compensation paid to or earned by our Chief Executive Officer and our other most highly compensated executive officers (the "**Named Executive Officers**") for services rendered during 2009, 2008 and 2007:

| | | (amounts in dollars) | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name and Principal Position | Year | Salary | Bonus (1) | Value of Restricted Stock Awards | Value of Option Awards | Non-Equity Incentive Plan Compensation | Changes in Pension Value and Nonqualified Deferred Compensation Earnings | All Other Compensation | Total |
| **David J. Field** | 2009 | $791,723 | $450,000 | $666,063 (2) | $101,486 (3) | -- | -- | $28,020 (4) | $2,037,293 |
| *President and Chief* | 2008 | $775,862 | $470,268 | $449,250 (5) | -- | -- | -- | $31,855 (4) | $1,727,235 |
| *Executive Officer* | 2007 | $746,032 | $600,000 | $2,794,568 (6) | $1,112,000 (7) | -- | -- | $32,661 (4) | $5,285,261 |
| **Joseph M. Field** | 2009 | $105,000 | -- | $146,134 (8) | $2,175 (9) | -- | -- | $34,129 (10) | $287,438 |
| *Chairman of the* | 2008 | $105,000 | -- | $63,180 (11) | $1,020 (12) | -- | -- | $32,637 (10) | $201,837 |
| *Board* | 2007 | $334,063 | -- | -- | -- | -- | -- | $38,358 (10) | $372,421 |
| **Stephen F. Fisher** | 2009 | $540,000 | $275,000 | $272,421 (13) | $57,992 (14) | -- | -- | $38,778 (15) | $1,184,190 |
| *Executive Vice President -* | 2008 | $533,333 | $363,160 | $1,534,000 (16) | -- | -- | -- | $46,977 (15) | $2,477,470 |
| *Operations and Chief Financial Officer* | 2007 | $495,833 | $388,500 | $1,474,200 (17) | $211,500 (18) | -- | -- | $42,925 (15) | $2,612,958 |
| **John C. Donlevie** | 2009 | $337,355 | $97,500 | $110,122 (19) | $18,123 (20) | -- | -- | $34,400 (21) | $597,500 |
| *Executive Vice President,* | 2008 | $330,597 | $97,500 | $149,750 (22) | $3,813 (23) | -- | -- | $39,121 (21) | $620,781 |
| *Secretary and General Counsel* | 2007 | $319,595 | $132,500 | $349,250 (24) | -- | -- | -- | $33,766 (21) | $835,111 |
| **Eugene D. Levin** | 2009 | $194,670 | $25,000 | $28,080 (25) | $10,874 (26) | -- | -- | $22,424 (27) | $281,048 |
| *Vice President, Treasurer* | 2008 | $191,835 | $25,000 | $41,930 (28) | $1,068 (29) | -- | -- | $22,140 (27) | $281,973 |
| *and Controller* | 2007 | $184,500 | $35,000 | $104,545 (30) | -- | -- | -- | $28,018 (27) | $352,063 |

(*) Unless Otherwise indicated, (i) restricted stock units vest over four years as follows (a) 50% after 2 years; (b) 25% after three years; and (c) 25% after four years; and (ii) options have a ten year term and vest 25% per year over four years. Unless otherwise indicated, the Company determined the fair value of options granted utilizing the Black-Scholes method. Please refer to the discussion of Share Based Compensation included in the notes to the consolidated financial statements included in the Company's annual report on Form 10-K for the applicable grant year for a detailed explanation of the Company's fair value determination.

(1) Includes amounts accrued during the year and either paid in the subsequent year and/or recognized in the subsequent year under a deferred compensation plan.

(2) In 2009, the Company made the following grants to Mr. Field: (a) 250,000 restricted stock units on May 15, 2009, in connection with the Company's 2009 option exchange program ("**2009 OEP**"), which had an incremental fair value of approximately $1.73 per restricted stock unit under modification accounting; (b) 14,815 restricted stock units on May 15, 2009 at fair value of $2.15 per share; and (c) 37,500 restricted stock units on February 10, 2009, at fair value of $1.36 per share. In addition, on February 10, 2009, 110,000 restricted stock units (originally granted on April 6, 2006) with service and absolute market conditions were modified to remove the market conditions in connection with which the Company recorded an incremental fair value of $1.36 per share under modification accounting. As modified, these restricted stock units vest 50% per year over two years.

(3) On February 10, 2009, the Company granted Mr. Field 140,000 options at a fair value of $0.72 per option.

(4) All other compensation includes medical insurance premiums of $25,363, $22,404 and $22,575 for 2009, 2008 and 2007, respectively.

(5) On January 8, 2008, the Company granted Mr. Field 37,500 restricted stock units at a fair value of $11.98 per share.

(6) In connection with entering into a new contract with Mr. Field on August 2, 2007, 112,500 RSUs were granted with service and relative market conditions. These shares vest on June 30, 2010 if our shareholder return, as adjusted for dividends declared, meets certain criteria for the period from July 1, 2007 through June 30, 2009. The following presents the market characteristics of these grants: (i) one-half of the shares vest if our shareholder return exceeds the shareholder return of a peer group of other broadcasting companies such as Cox Radio, Inc., Emmis

Communications Corp., Citadel Broadcasting Corporation and Cumulus Media, Inc. (if two or more of the companies cease to be a publicly traded company, then certain other broadcasting companies are added); (ii) one-fourth of the shares vest if our shareholder return exceeds the average shareholder return of the companies listed on the S&P 500 during the same period; and (iii) one-fourth of the shares vest if our shareholder return is in the top quartile of the shareholder return for the companies listed on the S&P 500 during the same period. For equity incentive plan awards, the fair value of $8.70 per RSU and expected term was determined by using the Monte Carlo simulation model, which uses certain variables such as expected volatility, a risk-free interest rate and expected dividends. Please refer to the discussion of Share Based Compensation included in the notes to the consolidated financial statements that was included in our 10-K as filed on February 22, 2008. In addition, on January 26, 2007, the Company granted Mr. Field 65,000 restricted stock units at a fair value of $27.94 per share.

(7) On August 2, 2007, in connection with entering into a new employment agreement, the Company granted Mr. Field 400,000 options at a fair value of $2.78 per option.

(8) In 2009, the Company made the following grants to Mr. Field: (a) 44,444 restricted stock units on May 15, 2009, in connection with the 2009 OEP, which had an incremental fair value of approximately $1.91 per restricted stock unit under modification accounting; (b) 24,691 restricted stock units on May 15, 2009 at fair value of $2.15 per share; and (c) 6,000 restricted stock units on February 10, 2009 at fair value of $1.36 per share.

(9) On February 10, 2009, the Company granted Mr. Field 3,000 options at a fair value of $0.72 per option.

(10) All other compensation includes: (i) medical insurance premiums of $19,554, $17,396 and $17,188 for 2009, 2008 and 2007, respectively; and (ii) an automobile allowance of $14,400 in each of the years 2009, 2008 and 2007.

(11) On March 7, 2008, the Company granted Mr. Field 6,000 restricted stock units at a fair value of $10.53 per share.

(12) On March 7, 2008, the Company granted Mr. Field 3,000 options at a fair value of $0.34 per option.

(13) In 2009, the Company made the following grants to Mr. Fisher: (a) 133,333 restricted stock units on May 15, 2009, in connection with the 2009 OEP, which had an incremental fair value of approximately $1.55 per restricted stock unit under modification accounting; (b) 8,444 restricted stock units on May 15, 2009 at fair value of $2.15 per share; and (c) 35,000 restricted stock units on February 10, 2009 at fair value of $1.36 per share.

(14) On February 10, 2009, the Company granted Mr. Fisher 80,000 options at a fair value of $0.72 per option.

(15) All other compensation includes: (i) medical insurance premiums of $19,554, $17,396 and $17,395 for 2009, 2008 and 2007, respectively; and (ii) an automobile allowance of $18,000 in each of the years 2009, 2008 and 2007.

(16) On February 29, 2008, in connection with entering into a new employment agreement, the Company granted Mr. Fisher 130,000 restricted stock units at a fair value of $11.80 per share which vest one third per year over three years.

(17) On December 19, 2007, in connection with entering into a new employment agreement with Mr. Fisher: (a) 35,000 restricted stock units (originally granted on April 6, 2006) with service and absolute market conditions were modified to remove the market conditions, in connection with which the Company recorded an incremental fair value of $14.18 per share under modification accounting which restricted stock units vest one year after the modification date; and (b) 35,000 restricted stock units (originally granted on January 29, 2007) were modified to vest on February 22, 2008, in connection with which the Company recorded an incremental fair value of $27.94 per share under modification accounting.

(18) December 20, 2007, in connection with entering into a new contract, the Company granted Mr. Fisher 150,000 options were granted that vest equally over four years on the anniversary following February 29, 2007 at a fair value of $1.41 per option.

(19) In 2009, the Company made the following grants to Mr. Donlevie: (a) 16,667 restricted stock units on May 15, 2009, in connection with the 2009 OEP, which had an incremental fair value of approximately $1.79 per restricted stock unit under modification accounting; and (b) 24,692 restricted stock units on May 15, 2009 at fair value of $2.15 per share. In addition, on February 10, 2009, 20,000 restricted stock units (originally granted on April 6, 2006) with service and absolute market conditions were modified to remove the market conditions in connection with which the Company recorded an incremental fair value of $1.36 per share under modification accounting. As modified, these restricted stock units vest 50% per year over two years.

(20) On February 10, 2009, the Company granted Mr. Donlevie 25,000 options at a fair value of $0.72 per option.

(21) All other compensation includes: (i) medical insurance premiums of $24,368, $22,404 and $22,575 for 2009, 2008 and 2007, respectively; and (ii) personal use of an automobile of $8,433, $8,588 and $3,400 for 2009, 2008 and 2007, respectively.

(22) On January 8, 2008, the Company granted Mr. Donlevie 12,500 restricted stock units at a fair value of $11.98 per share.

(23) On January 8, 2008, the Company granted Mr. Donlevie 6,250 options at a fair value of $0.61 per option.

(24) On January 29, 2007, the Company granted Mr. Donlevie 12,500 restricted stock units at a fair value of $27.94 per share.

(25) In 2009, the Company made the following grants to Mr. Levin: (a) 3,889 restricted stock units on May 15, 2009, in connection with the 2009 OEP, which had an incremental fair value of approximately $1.76 per restricted stock unit under modification accounting; and (b) 9,877 restricted stock units on May 15, 2009 at fair value of $2.15 per share.

(26) On February 10, 2009, the Company granted Mr. Levin 15,000 options at a fair value of $0.72 per option.

(27) All other compensation includes medical insurance premiums of $19,554, $17,396 and $17,395 for 2009, 2008 and 2007, respectively.

(28) On January 8, 2008, the Company granted Mr. Levin 3,500 restricted stock units at a fair value of $11.98 per share.

(29) On January 8, 2008, the Company granted Mr. Levin 1,750 options at a fair value of $0.61 per option.

(30) On February 9, 2007, the Company granted Mr. Levin 3,500 restricted stock units at a fair value of $29.87 per share.

## GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides summary information concerning compensation equity awards granted to each of our Named Executive Officers during 2009:

| Name | Grant Date ("G") or Modification Date ("M") | Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($) | | | Estimated Future Payouts Under Equity Incentive Plan Awards | All Other Stock Awards: Number of Shares of Stock Or Units | All Other Stock Awards: Number of Securities Underlying Option | Base Price of Awards | Fair Value of Award On Date Of Grant |
|---|---|---|---|---|---|---|---|---|---|
| | | Threshold | Target | Maximum | Target | (#) | | ($/Share) | ($/Share) |
| David J. Field | 5/15/2009 M | $ -- | $ -- | $ -- | -- | 250,000 (1) | $ -- | $ -- | $1.73 (2) |
| | 5/15/2009 G | $ -- | $ -- | $ -- | -- | 14,815 (1) | $ -- | $ -- | $2.15 (3) |
| | 2/10/2009 G | $ -- | $ -- | $ -- | -- | 37,500 (1) | $ -- | $ -- | $1.36 (3) |
| | 2/10/2009 M | $ -- | $ -- | $ -- | -- | 110,000 (4) | $ -- | $ -- | $1.36 (5) |
| | 2/10/2009 G | $ -- | $ -- | $ -- | -- | -- | 140,000 (6) | $1.34 | $0.72 (7) |
| Joseph M. Field | 5/15/2009 M | $ -- | $ -- | $ -- | -- | 44,444 (1) | $ -- | $ -- | $1.91 (2) |
| | 5/15/2009 G | $ -- | $ -- | $ -- | -- | 24,691 (1) | $ -- | $ -- | $2.15 (3) |
| | 2/10/2009 G | $ -- | $ -- | $ -- | -- | 6,000 (1) | $ -- | $ -- | $1.36 (3) |
| | 2/10/2009 G | $ -- | $ -- | $ -- | -- | -- | 3,000 (6) | $1.34 | $0.72 (7) |
| Stephen F. Fisher | 5/15/2009 M | $ -- | $ -- | $ -- | -- | 133,333 (1) | $ -- | $ -- | $1.55 (2) |
| | 5/15/2009 G | $ -- | $ -- | $ -- | -- | 8,444 (1) | $ -- | $ -- | $2.15 (3) |
| | 2/10/2009 G | $ -- | $ -- | $ -- | -- | 35,000 (1) | $ -- | $ -- | $1.36 (3) |
| | 2/10/2009 G | $ -- | $ -- | $ -- | -- | -- | 80,000 (6) | $1.34 | $0.72 (7) |
| John C. Donlevie | 5/15/2009 M | $ -- | $ -- | $ -- | -- | 16,667 (1) | $ -- | $ -- | $1.79 (2) |
| | 5/15/2009 G | $ -- | $ -- | $ -- | -- | 24,692 (1) | $ -- | $ -- | $2.15 (3) |
| | 2/10/2009 M | $ -- | $ -- | $ -- | -- | 20,000 (4) | $ -- | $ -- | $1.36 (5) |
| | 2/10/2009 G | $ -- | $ -- | $ -- | -- | -- | 25,000 (6) | $1.34 | $0.72 (7) |
| Eugene D. Levin | 5/15/2009 M | $ -- | $ -- | $ -- | -- | 3,889 (1) | $ -- | $ -- | $1.79 (2) |
| | 5/15/2009 G | $ -- | $ -- | $ -- | -- | 9,877 (1) | $ -- | $ -- | $2.15 (3) |
| | 2/10/2009 G | $ -- | $ -- | $ -- | -- | -- | 15,000 (6) | $1.34 | $0.72 (7) |

(1) The periods over which the RSUs vest are 50% two years from the grant date, 25% three years from the grant date and 25% four years from the grant date. Note, if the award was modified, the same four year vesting period begins with the modification date rather than the grant date.
(2) Under a 2009 OEP, certain underwater options were exchanged at a ratio for RSUs at an incremental fair value to us per RSU under modification accounting.
(3) The fair value was determined by using the value of our stock price on the date of grant.
(4) The RSUs vest over two years from the modification date with 50% vesting on the first anniversary and 50% vesting on the second anniversary.
(5) RSUs with service and absolute market conditions were modified whereby the market conditions were removed. As a result, we recorded an incremental fair value under modification accounting. The RSUs were originally granted on April 6, 2006.
(6) The options have a ten-year term and vest in one-fourth installments at each grant date anniversary for four years.
(7) The options fair value was determined using the Black-Scholes method. Please refer to the discussion of Share Based Compensation included in the notes to the consolidated financial statements that was included in our 10-K as filed on March 15, 2010.

## NARRATIVE DISCLOSURES

### *Employment Agreements*

**David J. Field**. Mr. Field serves as our President and Chief Executive Officer pursuant to an employment agreement dated August 2, 2007, which agreement was amended on December 15, 2008 to conform to Section 409A of the Internal Revenue Code. This agreement has an initial term of three years with automatic one year extensions following the initial term unless either party provides prior notice of non-extension. This agreement provides for an annual base salary, subject to an annual increase based upon the percentage increase in the Consumer Price Index for all Urban Consumers, and for an annual performance-based bonus potential of up to 110% of his annual base salary. In 2009, Mr. Field voluntarily waived his contractual base salary CPI increase. Mr. Field's base salary for 2009 was $791,723. In addition, Mr. Field's agreement provides for annual grants of 37,500 shares of restricted stock pursuant to the Entercom Equity Compensation Plan which will vest at a rate of 50% on the second anniversary of the date of grant and 25% on each subsequent anniversary of the date of grant. Under this agreement, Mr. Field will also receive certain other benefits as provided from time to time to our senior executive officers. Mr. Field's employment agreement contains provisions which apply in the event of a termination or change of control. See below under the heading "*Termination Or Change-In-Control Payments*."

**Joseph M. Field**. Mr. Field serves as our Chairman pursuant to an employment agreement dated August 2, 2007, which agreement was amended on December 15, 2008 to conform to Section 409A of the Internal Revenue Code. This agreement provides that for so long as Mr. Field serves as the Chairman of our Board of Directors, he shall receive an annual retainer in an amount equal to three times the annual retainer payable to non-employee members of the Board of Directors, as in effect from time to time. This annual retainer shall be payable either in cash or in restricted stock units which vest over a one year period following the date of grant. Additionally, we shall grant him annual equity compensation awards of the same type and for an underlying number of shares equal to three times the number of shares underlying the awards granted to each non-employee member of our Board of Directors pursuant to our non-employee Director compensation policies in effect from time-to-time. Under this employment agreement, Mr. Field will also receive certain other benefits as provided from time-to-time to our senior Executive Officers. Mr. Field's employment agreement contains provisions which apply in the event of a termination or change of control. See below under the heading "*Termination Or Change-In-Control Payments*."

**Stephen F. Fisher**. Mr. Fisher serves as our Executive Vice President - Operations and Chief Financial Officer pursuant to an employment agreement dated December 19, 2007, which agreement was amended on December 15, 2008 to conform to Section 409A of the Internal Revenue Code. This agreement has an initial term of approximately three years (through February 28, 2011) with automatic one year extensions following the initial term, unless either party provides at least 120 days prior notice of non-renewal. This agreement provides for an annual base salary, subject to annual increase based upon the percentage increase in the Consumer Price Index for all Urban Consumers. In 2009, Mr. Fisher voluntarily waived his contractual base salary CPI increase. Mr. Fisher's base salary for 2009 was $540,000. The Agreement provides for an annual cash bonus of up to $410,800 with respect to 2009, with a CPI-U adjustment for subsequent years during the term. Mr. Fisher's employment agreement contains provisions which apply in the event of a termination or change of control. See below under the heading "*Termination Or Change-In-Control Payments*."

**John C. Donlevie**. On December 23, 1998, we entered into an employment agreement with John C. Donlevie pursuant to which Mr. Donlevie serves as our Executive Vice President, Secretary and General Counsel. This agreement provides for an annual base salary, subject to annual increase based upon the percentage increase in the Consumer Price Index for all Urban Consumers. In 2009, Mr. Donlevie voluntarily waived his contractual base salary CPI increase. Pursuant to this employment agreement, Mr. Donlevie's salary for the year 2009 was $337,355. The Board of Directors may approve additional salary, bonuses, equity awards, fees, or other compensation. The employment agreement provides that Mr. Donlevie's employment may be terminated at will by either party: (i) immediately, if good cause for termination exists; or (ii) upon thirty (30) days notice in the absence of good cause.

*2009 Equity Awards*

On February 10, 2009, pursuant to the Entercom Equity Compensation Plan, we granted restricted stock units to David J. Field (37,500 shares), Joseph M. Field (6,000 shares) and Steve Fisher (35,000 shares). Such restricted stock units vest over four years as follows: (i) 50% two years from the grant date; (ii) 25% three years from the grant date; and (iii) 25% four years from the grant date. In addition, on February 10, 2009, pursuant to the Entercom Equity Compensation Plan, we granted options to purchase shares of our Class A common stock with an exercise price of $1.34 per share to David J. Field (140,000 options), Joseph M. Field (3,000 options), Stephen Fisher (80,000 options), John Donlevie (25,000 options) and Eugene D. Levin (15,000 options). Such option grants vest at a rate of 25% per year over four years.

On February 10, 2009, certain restricted stock units with service and absolute market conditions were modified whereby the market conditions were removed. As a result, we recorded an incremental fair value of $1.36 per restricted stock unit under modification accounting. The restricted stock units were originally granted on April 6, 2006. The restricted stock units, as modified, vest over two years with 50% vesting on February 10, 2010 and 50% vesting on February 10, 2011. The restricted stock units that were modified were as follows: David J. Field (110,000 shares); and John Donlevie (20,000 shares).

On May 15, 2009, our Named Executive Officers participated in a 2009 option exchange program whereby certain underwater options were exchanged at a ratio for restricted stock units at an incremental fair value to the Company under modification accounting, and each received restricted stock units as follows: David Field (250,000 shares); Joseph M. Field (44,444 shares); Stephen Fisher (133,333 shares); John Donlevie (16,667 shares); and Eugene D. Levin (3,889 shares). Such restricted stock units vest over four years as follows: (i) 50% two years from the grant date; (ii) 25% three years from the grant date; and (iii) 25% four years from the grant date.

On May 15, 2009, in recognition of the expiration of certain underwater options that were issued at the time of our initial public offering, our Named Executive Officers received restricted stock units as follows: David Field (14,815 shares); Joseph M. Field (24,691 shares); Stephen Fisher (8,444 shares); John Donlevie (24,692 shares); and Eugene D. Levin (9,877 shares). Such restricted stock units vest over four years as follows: (i) 50% two years from the grant date; (ii) 25% three years from the grant date; and (iii) 25% four years from the grant date.

All of the above described grants of restricted stock units include the non-preferential right to receive a dividend equivalent amount upon vesting equal to the accumulated dividends payable on such shares while such shares were unvested. As of December 31, 2009, there were no accrued dividends attributable to these shares of restricted stock.

## OUTSTANDING EQUITY AWARDS TABLE

The following table provides summary information concerning outstanding equity awards as of December 31, 2009 for each of our Named Executive Officers:

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options Exercisable | Number of Securities Underlying Unexercised Options Unexercisable (#) | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares Or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested (1) ($) | Equity Incentive Plan Awards: number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (1) ($) |
| David J. Field | -- | 140,000 | -- | $1.34 | 2/9/2019 | -- | $ -- | -- | $ -- |
| | -- | -- | -- | -- | -- | 504,815 | $3,569,042 | 112,500 | $795,375 |
| Joseph M. Field | -- | 3,000 | -- | $1.34 | 2/9/2019 | -- | $ -- | -- | $ -- |
| | 750 | 2,250 | -- | $11.78 | 3/6/2018 | -- | $ -- | -- | $ -- |
| | -- | -- | -- | | -- | 81,135 | $573,624 | -- | $ -- |
| Stephen F. Fisher | -- | 80,000 | -- | $1.34 | 2/9/2019 | -- | $ -- | -- | $ -- |
| | -- | -- | -- | -- | -- | 263,443 | $1,862,542 | -- | $ -- |
| John C. Donlevie | -- | 25,000 | -- | $1.34 | 2/9/2019 | -- | $ -- | -- | $ -- |
| | 1,563 | 4,687 | | $11.31 | 1/7/2018 | -- | $ -- | -- | $ -- |
| | -- | -- | -- | -- | -- | 85,109 | $601,721 | -- | $ -- |
| Eugene D. Levin | -- | 15,000 | -- | $1.34 | 2/9/2019 | -- | $ -- | -- | $ -- |
| | 438 | 1,312 | -- | $11.31 | 1/7/2018 | -- | $- - | -- | $ -- |
| | -- | -- | -- | -- | -- | 19,391 | $137,094 | -- | $ -- |

(1) For purposes of computing the market value of the equity awards, the Company used the number of units reflected in the previous column, multiplied by the closing price of the Company's stock of $7.07 on December 31, 2009.

## OPTION EXERCISE AND STOCK VESTED TABLE

The following table provides certain information concerning the exercise of options and the vesting of restricted stock units during 2009 for each of our Named Executive Officers:

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Option Awards Number of Shares Acquired on Exercise | Value Realized on Exercise | Stock Awards Number of Shares Acquired on Vesting | Value Realized on Vesting |
| | (#) | ($) | (#) | ($) |
| David J. Field | -- | $-- | 56,666 | $65,458 |
| Joseph M. Field | -- | -- | -- | $ -- |
| Stephen F. Fisher | -- | -- | 43,334 | $44,634 |
| John C. Donlevie | -- | -- | -- | $ -- |
| Eugene D. Levin | -- | -- | 2,125 | $2,766 |

## NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table provides certain information concerning nonqualified deferred compensation activity during 2009 for each of our Named Executive Officers:

| | (amounts in dollars) | | | | | |
|---|---|---|---|---|---|---|
| Name | Aggregate Balance as of December 31, 2008 | Executive Contributions in Calendar Year 2009 (1) | Company Contributions in 2009 | Aggregate Earnings in 2009 (2) | Aggregate Withdrawals or Distributions | Aggregate Balance As of December 31, 2009 (3) |
| **David J. Field** | $ -- | $ -- | $ -- | $ -- | $ -- | $ -- |
| **Joseph M. Field** | $ -- | $ -- | $ -- | $ -- | $ -- | $ -- |
| **Stephen F. Fisher** | $333,489 | $4,500 | $ -- | $88,098 | $ -- | $426,087 |
| **John C. Donlevie** | $620,381 | $75,547 | $ -- | $210,640 | $ -- | $906,568 |
| **Eugene D. Levin** | $89,486 | $27,138 | $ -- | $46,249 | $ -- | $162,873 |

(1) Under the Company's nonqualified deferred compensation plan, the type of compensation that can be deferred is base compensation and bonus.

(2) The Company determines earnings by providing the employee with a phantom account at a third party who offers a selection of mutual funds. Aggregate earnings are based upon the performance of the mutual funds.

(3) The employee or their designated beneficiaries are allowed withdrawals based upon certain events, such as death, disability or termination of employment.

## TERMINATION OR CHANGE-IN-CONTROL PAYMENTS

- ***David J. Field.*** David J. Field's employment agreement may be terminated by either party. In the event that Mr. Field is terminated by us without cause (as defined in the agreement) or he resigns for good reason (as defined in the agreement) prior to the execution of a binding agreement which would result in a change in control, if consummated, or more than two years following a change in control, subject to his execution of a release of claims against us, all of Mr. Field's outstanding equity compensation awards that vest on the basis of our performance shall become fully vested and we shall pay him a lump sum payment in an amount equal to the greater of: (i) the sum of two years' annual base salary and two times the highest annual bonus paid during the preceding three year period, or (ii) the sum of the base salary and annual bonuses that would otherwise have been payable through the end of the then current term of the agreement. If such termination occurs following the execution of a binding agreement which would result in a change in control if consummated on or prior to two years following a change in control, subject to his execution of a release of claims against us, all of Mr. Field's outstanding equity compensation awards shall become fully vested, and we shall pay him a lump sum payment in an amount equal to the sum of three years' annual base salary and three times the highest annual bonus paid to him during the preceding three year period. We shall also pay his COBRA premiums for continued health coverage, to the extent he elects such coverage, for a period of up to 18 months. Additionally, should any of these payments become subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, we shall make an additional payment in an amount sufficient to place Mr. Field in the same after-tax position as if the excise tax had not applied.

Furthermore, in the event that David J. Field dies or becomes disabled, then all of Mr. Field's outstanding equity compensation awards that vest on the basis of our performance shall become fully vested and we shall pay him (or his estate, if applicable) a lump sum payment in an amount equal to the sum of two years' annual base salary and two times the highest annual bonus paid during the preceding three year period, and we shall also pay his COBRA premiums for continued health coverage, to the extent he elects such coverage, for a period of up to 18 months.

Finally, Mr. Field's agreement also provides that in the event of a change in control (as defined in the agreement) all of Mr. Field's then outstanding equity compensation awards shall become fully vested and exercisable.

- ***Joseph M. Field.*** If Joseph M. Field ceases to serve as Chairman of our Board of Directors for any reason other than a removal from his position as Chairman the Board for cause (as defined in the agreement), all of his outstanding equity awards and rights shall become vested, exercisable and payable with respect to all of the equity subject thereto. In the event that Mr. Field dies or becomes disabled, he shall be deemed to have completed his then current term on the Board of Directors and we shall pay him or his estate a lump sum payment equal to his then current annual retainer. In addition, upon his termination of employment for any reason, we shall provide for continued medical insurance coverage for him and his spouse for the duration of their respective lives. Finally, Mr. Field's agreement provides that in the event that any payments made pursuant to the agreement become subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, we agree to make an additional payment to Mr. Field in an amount equal to two-thirds of the amount required to fully compensate him for the additional tax obligations arising under Section 280(g) of the Internal Revenue Code.

- ***Stephen F. Fisher.*** Mr. Fisher's employment agreement may be terminated by either party. Specifically, Mr. Fisher may terminate the Agreement for any reason effective on or after August 31, 2009 upon 120 days prior written notice. We may terminate Mr. Fisher's employment for cause or at our convenience. In the event of termination by us for cause, our obligations under the agreement cease. In the event of a termination by us without cause, we must pay Mr. Fisher a one-time bonus of $400,000, plus an amount equal to the annual bonus paid in the immediately preceding year prorated from January 1 through the termination date. In addition, we must continue to pay the salary and auto allowance for a specified period. Further, all grants of options and restricted stock made through the effective date of termination continue to vest through February 28, 2011 and options may be exercised for a specified period.

- ***John C. Donlevie and Eugene D. Levin.*** Messrs. Donlevie and Levin are eligible to participate in our severance policy which is applicable to all of our employees. Under this policy, full-time employees are eligible for up to fifteen weeks severance (subject to certain requirements). Assuming a December 31, 2009 termination by us without cause: (i) John C. Donlevie would have received $97,047; and (ii) Eugene D. Levin would have received $56,000.

## DIRECTOR COMPENSATION

For 2009, our non-employee Directors compensation policy provided for (i) an annual retainer of $35,000 to be paid quarterly in cash unless the Director elects to receive such payment in the form of restricted stock; (ii) a grant of 2,000 shares of restricted stock which vest 50% after 2 years, 25% after three years and 25% after four years; and (ii) a grant of 1,000 options to purchase Class A Common Stock which vest 25% per year over four years. In addition, each non-employee Director received a fee of $2,000 for each Board meeting and $1,000 for each Committee meeting. For services on their respective committees: (a) the chairman of the Compensation Committee received an additional payment of $6,000 per year; and (b) the chairman of the Audit Committee received an additional payment of $9,000 per year.

### DIRECTOR COMPENSATION TABLE

The following table provides summary information concerning compensation paid to or earned by each of our Directors for services rendered during 2009:

| | (amounts in dollars) | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Name | Fees Earned or Paid in Cash (1) | Stock Awards | | Option Awards | | Non-Equity Incentive Plan Comp-ensation | Change in Pension Value and Nonqualified Deferred Compensation Earnings | All Other Comp-ensation | Total |
| David Berkman | $58,000 | $10,812 | (2)(3)(4) | $720 | (5) | $ -- | $ -- | $ -- | $69,532 |
| Daniel E. Gold | $60,000 | $4,464 | (2)(3) | $720 | (5) | $ -- | $ -- | $ -- | $65,184 |
| Robert S. Wiesenthal | $45,000 | $4,464 | (2)(3) | $720 | (5) | $ -- | $ -- | $ -- | $50,184 |
| Michael J. Wolf | $48,000 | $2,720 | (2) | $720 | (5) | $ -- | $ -- | $ -- | $51,440 |

(1) The Directors can elect to receive their annual fee of $35,000 in cash or in the form of RSUs. Certain other fees can be deferred under the Company's deferred compensation plan.

(2) On February 10, 2009, the Director received 2,000 RSUs at a grant date fair value of $1.36 that vest over a four-year period (50% in year two, 25% in year three and 25% in year four). The compensation expense for this award is reflected in this column.

(3) On May 15, 2009, the Director participated in a 2009 OEP whereby certain underwater options were exchanged at a ratio for RSUs at an incremental fair value under modification accounting. The RSUs vest over four years, with 50% vesting on May 15, 2011, 25% vesting on May 15, 2012 and 25% vesting on May 15, 2013. Mr. Berkman, Mr. Gold and Mr. Wiesenthal received 2,222, 1,111 and 1,111 RSUs, respectively, at an incremental fair value to us of $1.73, $1.57 and $1.57 per RSU, respectively. The compensation expense for this award is reflected in this column.

(4) On May 15, 2009, 1,976 RSUs were issued at $2.15 per RSU in connection with the expiration of expired underwater options from 1999. The RSUs vest over four years, with 50% vesting on May 15, 2011, 25% vesting on May 15, 2012 and 25% vesting on May 15, 2013. The compensation expense for this award is reflected in this column.

(5) On February 10, 2009, we issued 1,000 options that have a ten-year term, vest in one-fourth installments at each grant date anniversary for four years and at a market and exercise price of $1.34. The fair value of $0.72 per option was determined using the Black-Scholes method. Please refer to the discussion of Share Based Compensation included in the notes to the consolidated financial statements that was included in our 10-K as filed on March 15, 2010. The compensation expense for this award is reflected in this column.

**Equity Compensation Plan Information**
**As Of December 31, 2009**

| Plan Category | Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Column (a)) (c) |
|---|---|---|---|
| **Equity compensation plans approved by security holders:** | | | |
| Entercom Equity Compensation Plan (1) | 1,103,032 | $3.20 | 969,627 |
| Employee Stock Purchase Plan (2) | - | -- | -- |
| **Equity compensation plans not approved by security holders:** | | | |
| None | -- | -- | -- |
| Total | 1,103,032 | | 969,627 |

(1) Under the Entercom Equity Compensation Plan (the "**Plan**"), the Company is authorized to issue up to 11.5 million shares of Class A common stock, which amount included an increase on January 1, 2009 of 1.5 million shares. The shares authorized are increased by 1.5 million shares on January 1 of each year, or a lesser number as may be determined by the Company's Board of Directors. On January 1, 2010, the shares authorized under the Plan were automatically increased by 1.5 million shares to 13.0 million shares. As of December 31, 2009, 1.0 million shares were available for future grant.

(2) Our Employee Stock Purchase Plan expired on March 31, 2009.

## ENTERCOM EQUITY COMPENSATION PLAN

**Overview.** The purpose of the Plan is to attract and retain our employees, employees of our subsidiaries (including employees who are Named Executive Officers or Directors) and to provide incentives to our non-employee Directors and certain advisors and consultants who perform services for us and our subsidiaries. The Plan provides for grants of: (i) options intended to qualify as incentive stock options ("**ISOs**") within the meaning of Section 422 of the Code; (ii) "nonqualified stock options" that are not intended to so qualify ("**NQSOs**"); (iii) restricted stock / restricted stock units; and (iv) stock appreciation rights ("**SARs**").

***Shares***. As of February 28, 2010, an aggregate of 7.3 million shares of Class A Common Stock are authorized for issuance under the Plan, of which 2.4 million remain available for issuance. The Plan initially authorized 8.5 million shares, plus an additional 1.5 million shares per year (effective each January 1). For January 1, 2007 and 2008, our Board of Directors determined that no additional shares would be added to the Plan, while for January 1, 2006, 2009 and 2010 the additional 1.5 million shares were added to the Plan in each year. In addition, as a result of the Company's 2006 Option Exchange Program (pursuant to which options surrendered net of restricted stock issued were not available for reissuance) and the Company's 2009 Option Exchange Program (pursuant to which all options surrendered were not available for reissuance) the number of shares that can be issued under the Plan was effectively reduced by an aggregate of 5.7 million shares. Accordingly, the following table shows the shares that have been authorized for issuance under the Plan:

| | |
|---|---|
| Initial Authorized Amount | 8,500,000 |
| Annual Increases | |
| January 1, 2006 Increase | 1,500,000 |
| January 1, 2009 Increase | 1,500,000 |
| January 1, 2010 Increase | 1,500,000 |
| 2006 Option Exchange Program Decrease | (3,574,376) |
| 2009 Option Exchange Program Decrease | (2,084,518) |
| **TOTAL** | 7,341,106 |

Only shares of Class A Common Stock may be issued under the Plan. The number of shares for which ISOs may be issued under the Plan may not exceed 1,850,000 shares, subject to adjustment, and the number of shares of restricted stock/ restricted stock units that may be issued under the Plan may not exceed 3,000,000 shares, subject to adjustment (excluding the 711,985 restricted stock units issued in connection with the Company's 2009 Option Exchange Program). If and to the extent grants awarded under the Plan expire or are terminated for any reason without being exercised, the shares of Class A Common Stock subject to such grant will again be available for purposes of the Plan.

**Administration of the Plan**. The Plan is administered and interpreted by the Compensation Committee (the "**Committee**") of the Board of Directors. The Committee shall consist of two or more persons who may be "outside directors" as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "**Code**"), and related Treasury regulations and "non-employee directors" as defined under Rule 16b-3 under the Securities Exchange Act of 1934, as amended. Subject to ratification or approval by the Board if the Board retains such right, the Committee shall have the sole authority to: (i) determine the individuals to whom grants shall be made under the Plan; (ii) determine the type, size and terms of the grants to be made to each such individual; (iii) determine the time when grants will be made and the commencement and duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability; and (iv) deal with any other matters arising under the Plan.

**Eligibility for Participation**. The following are eligible to be participants in the Plan ("**Participants**"): (i) all employees of us and our subsidiaries ("**Employees**"), including Employees who are officers or members of the Board; (ii) members of the Board who are not Employees ("**Non-Employee Directors**"); and (iii) those consultants and advisors who perform services for us or any of our subsidiaries ("**Key Advisors**"), if the Key Advisors are natural persons rendering bona fide services and such services are not in connection with the offer or sale of securities in a capital-raising transaction. The aggregate number of shares of our stock that may be granted to any individual during any calendar year may not exceed 925,000 shares.

**Change of Control**. Upon a Change of Control, unless the Committee determines otherwise: (i) each Grantee with outstanding Grants shall receive written notice of such Change of Control: (ii) all outstanding Options and SARs shall automatically accelerate and become fully exercisable; and (iii) the restrictions and conditions on all outstanding restricted stock shall immediately lapse. Upon a Change of Control where we are not the surviving corporation (or survive only as a subsidiary of another corporation), unless the Committee determines otherwise, all outstanding Options and SARs that are not exercised shall be assumed by, or replaced with comparable options and rights by, the surviving corporation. A change of control is defined as: (i) any "person" becoming a "beneficial owner" of securities of us representing more than 50% of all votes required to elect a majority of the Board, provided that a Change of Control shall not be deemed to occur as a result of a change of ownership resulting from the death of a shareholder; (ii) the consummation by us of: (a) a merger or consolidation where our shareholders will not own more than 50% of all votes required to elect a majority of the Board of Directors of the surviving corporation, or (b) the consummation of an agreement providing for the sale or disposition by us of all or substantially all of our assets; (iii) a liquidation or dissolution of us; or (iv) any person completing a tender offer or exchange offer for shares representing more than 50% of all votes required to elect a majority of our Board.

**Amendment and Termination of the Plan.** The Board may amend or terminate the Plan at any time; provided, however, that the Board shall not amend the Plan without shareholder approval if: (i) such approval is required in order for Incentive Stock Options granted or to be granted under the Plan to meet the requirements of Section 422 of the Code; or (ii) such approval is required in order to exempt compensation under the Plan from the deduction limit under Section 162(m) of the Code. No additional Grants shall be made under the Plan after January 20, 2015 or such earlier date as may be determined by the Board. The Plan may be extended by the Board with the approval of the shareholders.

*The following Compensation Committee Report and Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.*

## COMPENSATION COMMITTEE REPORT

To the Board of Directors:

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management of the Company, and based on such review and discussions, the Compensation Committee recommended to the Board of Directors of the Company that the Compensation Discussion and Analysis be included in the Company's proxy statement on Schedule 14A relating to the 2010 Annual Meeting of Shareholders.

The Compensation Committee is currently comprised of David J. Berkman, Chairman, Daniel E. Gold and Robert S. Wiesenthal, each an independent Director.

**COMPENSATION COMMITTEE**
David J. Berkman, Chairman
Daniel E. Gold
Robert S. Wiesenthal

March 17, 2010

## AUDIT COMMITTEE REPORT

To the Board of Directors:

The Audit Committee has reviewed and discussed with management our audited financial statements as of and for the year ended December 31, 2009.

The Audit Committee has discussed with the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

The audit committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the Securities Exchange Commission.

The Audit Committee is currently comprised of Daniel E. Gold, Chairman, David J. Berkman and Michael J. Wolf, each an independent Director.

**AUDIT COMMITTEE**
Daniel E. Gold, Chairman
David J. Berkman
Michael J. Wolf

February 9, 2010

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of March 15, 2010, regarding the beneficial ownership of our common stock by: (i) each person known by us to beneficially own more than 5% percent of any class of our common stock; (ii) each of our Directors and Named Executive Officers; and (iii) all of our Directors and Named Executive Officers as a group. Each shareholder possesses sole voting and investment power with respect to the shares listed, unless otherwise noted. Shares of common stock subject to options currently exercisable or that are exercisable within 60 days are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options but are not deemed outstanding for calculating the percentage of any other person.

| | **Common Stock** | | | | **Percentages** | |
|---|---|---|---|---|---|---|
| | **Class A** (1) | | **Class B** (2) | | | |
| **Name of Beneficial Owner** | **Number of Shares Beneficially Owned** (3) | **Percent of Class** | **Number of Shares Beneficially Owned** (3) | **Percent of Class** | **Total Economic Interest** (3) | **Total Voting Power** (3) |
| Joseph M. Field (4) | 2,651,170 | 8.94% | 6,408,282 | 85.93% | 24.41% | 65.57% |
| David J. Field (5) | 2,530,837 | 8.52% | 749,250 | 10.05% | 8.83% | 10.32% |
| John C. Donlevie (6) | 145,428 | * | -- | -- | * | * |
| Stephen F. Fisher (7) | 376,800 | 1.27% | -- | -- | 1.01% | * |
| Eugene D. Levin (8) | 49,355 | * | -- | -- | * | * |
| David J. Berkman (9) | 19,078 | * | -- | -- | * | * |
| Daniel E. Gold (10) | 10,421 | * | -- | -- | * | * |
| Robert S. Wiesenthal (11) | 27,750 | * | -- | -- | * | * |
| Michael J. Wolf (12) | 28,250 | * | -- | -- | * | * |
| All Directors and Named Executive Officers as a group (nine persons) | 5,632,995 | 18.94% | 7,157,532 | 95.98% | 34.39% | 76.30% |
| Edwin R. Boynton, as trustee (13) | 2,493,598 | 8.41% | -- | -- | 6.72% | 2.57% |
| Martin L. Garcia (14) | 1,843,468 | 6.22% | -- | -- | 4.97% | 1.90% |

---

* Less than one percent.

(1) For the purpose of calculating the percentage of Class A Common Stock held by each shareholder, the total number of shares of Class A Common Stock outstanding does not include the shares of Class A Common Stock issuable upon conversion of the outstanding shares of Class B Common Stock. The number of shares of Class A Common Stock includes all outstanding restricted stock and shares that may be acquired within 60 days through the exercise of options.

(2) The Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a vote of shareholders. Each share of Class A Common Stock is entitled to one vote. Each share of Class B Common Stock is entitled to ten votes, except: (a) any share not voted by either Joseph M. Field or David J. Field is entitled to one vote; (b) the holders of Class A Common Stock, voting as a separate class, are entitled to elect two Directors; (c) each share of Class B Common Stock is entitled to one vote with respect to any "going private" transactions under the Exchange Act; and (d) as required by law. The shares of Class B Common Stock are convertible in whole or in part, at the option of the holder, subject to certain conditions, into the same number of shares of Class A Common Stock.

(3) With respect to Class A Common Stock: (i) the number of shares beneficially owned and the percentage of economic ownership are based on 29,659,931 shares (which includes 1,478,721 shares that are either unvested restricted stock or vested but deferred shares of restricted stock); and (ii) the percentage of voting power is based on 28,181,210 shares of Class A Common Stock (which excludes 1,478,721 shares that are either unvested restricted stock or vested but deferred shares of restricted stock, neither of which have the right to vote). With respect to Class B Common Stock,

the number of shares beneficially owned, the percentage of economic ownership and the percentage of voting ownership are based on 7,457,532 shares of Class B Common Stock outstanding. The number of shares of Class A Common Stock listed for each individual includes all outstanding restricted stock and shares that may be acquired within 60 days of March 15, 2010 through the exercise of options.

(4) Includes with respect to Class A Common Stock: (a) 2,250 shares of Class A Common Stock that may be acquired through the exercise of options; (b) 33,578 shares of Class A Common Stock held of record by Joseph M. Field as trustee of a trust for the benefit of his sister-in-law; and (c) 677,174 shares of Class A Common Stock deemed to be beneficially owned by Joseph M. Field as a director and officer of the Joseph and Marie Field Foundation; and (d) 100,000 shares of Class A Common Stock deemed to be beneficially owned by Joseph M. Field as a director and officer of the Joseph and Marie Field Family Environmental Foundation. Mr. Field disclaims beneficial ownership of all shares of Class A Common Stock owned by these two foundations. In addition, Mr. Field disclaims beneficial ownership of all shares of Class A and Class B Common Stock owned by his spouse, Marie H. Field. These shares (which are included in the amounts listed above) include: (i) 330,000 shares of Class B Common Stock; (ii) 112,368 shares of Class A Common Stock held of record by Marie H. Field as co-trustee of a trust for the benefit of David J. Field; (iii) 206,094 shares of Class A Common Stock held of record by Marie H. Field as co-trustee of a trust for the benefit of her daughter; and (iv) 100,000 shares of Class A Common Stock beneficially owned by Marie H. Field as the sole member of a limited liability company. The address of this shareholder is 401 City Avenue, Suite 809, Bala Cynwyd, Pennsylvania 19004.

(5) Includes with respect to Class A Common Stock: (a) 35,000 shares of Class A Common Stock that may be acquired through the exercise of options; (b) 206,094 shares of Class A Common Stock held of record by David J. Field as co-trustee of a trust for the benefit of his sister, (c) 438,876 shares of Class A Common Stock held of record by David J. Field as co-trustee of a trust for the benefit of David J. Field and his children; and (d) 921,572 shares of Class A Common Stock held of record by David J. Field as co-trustee of two trusts for the benefit of the descendants of David J. Field and his sister, respectively. The address of this shareholder is 401 City Avenue, Suite 809, Bala Cynwyd, Pennsylvania 19004.

(6) Includes 9,376 shares of Class A Common Stock issuable upon exercise of options.

(7) Includes 20,000 shares of Class A Common Stock issuable upon exercise of options.

(8) Includes 4,626 shares of Class A Common Stock issuable upon exercise of options.

(9) Includes 750 shares of Class A Common Stock issuable upon exercise of options.

(10) Includes 750 shares of Class A Common Stock issuable upon exercise of options.

(11) Includes 750 shares of Class A Common Stock issuable upon exercise of options.

(12) Includes 1,250 shares of Class A Common Stock issuable upon exercise of options.

(13) Includes: (a) 438,876 shares of Class A Common Stock held of record by Edwin R. Boynton as co-trustee of a trust for the benefit of David J. Field, (b) 498,286 shares of Class A Common Stock held of record by Edwin R. Boynton as co-trustee of a trust for the benefit of the descendants of David J. Field; (c) 1,036,436 shares of Class A Common Stock held of record by Edwin R. Boynton as co-trustee of two trusts for the benefit of the sister of David J. Field and her descendants; (d) 260,000 shares of Class A Common Stock held of record by Edwin R. Boynton as trustee of a trust for the benefit of David J. Field; and (e) 260,000 shares of Class A Common Stock held of record by Edwin R. Boynton as trustee of a trust for the benefit of the sister of David J. Field. The address of this shareholder is Stradley Ronon Stevens & Young, LLP, Attn: Edwin R. Boynton, 2600 One Commerce Square, Philadelphia, Pennsylvania 19103.

(14) The address of this shareholder is 1700 S. MacDill Avenue, Suite 260, Tampa Florida 33629

## SHAREHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

***Shareholder Director Nominations.*** Our Bylaws require that for Director nominations to be properly brought before an annual meeting by a shareholder, the shareholder must have given notice no later than sixty (60) days prior to the anniversary date of the immediately preceding annual meeting of shareholders. Accordingly, the deadline for notification of shareholder Director nominations for the 2011 Annual Meeting is March 19, 2011. Any such shareholder notification must comply with the requirements set forth in our Bylaws and must be submitted in writing to the Corporate Secretary, Entercom Communications Corp., 401 City Avenue, Suite 809, Bala Cynwyd, Pennsylvania 19004.

***Other Shareholder Proposals.*** Our Bylaws require that for a proposal (other than a Director nomination) to be properly brought before an annual meeting by a shareholder, the shareholder must have given notice no later than the earlier of: (i) sixty (60) days prior to the anniversary date of the immediately preceding annual meeting of shareholders; or (ii) one hundred twenty (120) days prior to the anniversary date of the mailing of our proxy statement for the immediately preceding annual meeting of shareholders. Accordingly, the deadline for notification of shareholder proposals for the 2011 Annual Meeting is November 26, 2010. Any such shareholder notification must comply with the requirements set forth in our Bylaws and must be submitted in writing to the Corporate Secretary, Entercom Communications Corp., 401 City Avenue, Suite 809, Bala Cynwyd, Pennsylvania 19004.

***Inclusion in Proxy Statement.*** In order for a shareholder proposal to be considered for inclusion in our proxy statement, such shareholder proposals must satisfy the requirements of Rule 14a-8 of the Exchange Act as well as those set forth in our Bylaws. In accordance with Rule 14a-8, any such shareholder proposal must be received at our executive office (Entercom Communications Corp., 401 City Avenue, Suite 809, Bala Cynwyd, Pennsylvania, 19004) not less than 120 calendar days before the date of our proxy statement released to shareholders in connection with the previous year's annual meeting. Accordingly, the deadline for notification of shareholder proposals for inclusion in our proxy statement for the 2011 Annual Meeting is November 26, 2010.

## OTHER PROPOSALS

We do not know of any other matters to be presented at the annual meeting other than those discussed in this proxy statement. If however, other matters are properly brought before the annual meeting, your proxies will be able to vote those matters at their discretion.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and Directors, and persons who own more than ten percent of a registered class of our equity securities ("**Reporting Persons**"), to file reports of beneficial ownership (Forms 3, 4 and 5) of our equity securities with the Securities and Exchange Commission and the New York Stock Exchange. Based solely on our review of Forms 3, 4 and 5 and amendments thereto furnished to us, we believe the Reporting Persons of Entercom were in compliance with these requirements for 2009.

## CORPORATE GOVERNANCE

We have an ongoing commitment to good governance and business practices. In furtherance of this commitment, we regularly monitor developments in the area of corporate governance and review our processes and procedures in light of such developments. We comply with the rules and regulations promulgated by the Securities and Exchange Commission and the New York Stock Exchange, and implement other corporate governance practices that we believe are in the best interest of us and our shareholders.

- ***Code of Business Conduct and Ethics.*** We have adopted a Code of Business Conduct and Ethics that applies to each of our employees including our Principal Executive Officer and senior members of our finance department. Our Code of Business Conduct and Ethics is posted on "*Investors*" tab / "*Governance*" sub-page of our website located at www.entercom.com.

- ***Board Committee Charters.*** Each of our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee has a committee charter as required by the rules of the New York Stock Exchange. These committee charters are posted on "*Investors*" tab / "*Governance*" sub-page of our website located at www.entercom.com.

- ***Corporate Governance Guidelines***. Our Board of Directors has established certain Corporate Governance Guidelines as required by the rules of the New York Stock Exchange. These guidelines are posted on our website located at www.entercom.com (see the "*Investors*" tab / "*Governance*" sub-page of our website).

- ***Policies and Procedures for Complaints Regarding Accounting, Internal Accounting Controls, Fraud or Auditing Matters***. We have established certain policies and procedures through which employees may report concerns regarding accounting, internal accounting controls, fraud or auditing matters. A copy of our policy is posted on "*Investors*" tab / "*Governance*" sub-page of our website located at www.entercom.com.

**ANNUAL REPORT**

We are mailing a copy of our 2009 Annual Report together with this proxy statement to shareholders of record on the annual meeting record date. **Any shareholder who desires an additional copy may obtain it, without charge, by addressing a request to the Corporate Secretary, Entercom Communications Corp., 401 City Avenue, Suite 809, Bala Cynwyd, Pennsylvania 19004.**

By Order of the Board of Directors,



John C. Donlevie
Secretary

Bala Cynwyd, Pennsylvania
March 26, 2010



FSC

**Mixed Sources**
Product group from well-managed forests, controlled sources and recycled wood or fibre

Cert no. SGS-COC-3028
www.fsc.org
© 1996 Forest Stewardship Council

**PROXY** **PROXY**

**ENTERCOM COMMUNICATIONS CORP.**

**PROXY FOR CLASS B COMMON STOCK**

**THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON TUESDAY, MAY 18, 2010 AT 9:00 AM**

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 18, 2010. THE PROXY STATEMENT AND ANNUAL REPORT ARE AVAILABLE AT *www.entercom.com*. CLICK ON THE "*INVESTORS*" TAB AND SELECT "*PROXY MATERIAL*."**

The undersigned holder of Class B Common Stock, par value $0.01, of Entercom Communications Corp. (the "**Company**") hereby appoints Stephen F. Fisher and John C. Donlevie or either of them, proxies for the undersigned, each with full power of substitution, to represent and to vote as specified in this proxy all Class B Common Stock of the Company that the undersigned shareholder would be entitled to vote if personally present at the Annual Meeting of Shareholders (the "**Annual Meeting**") to be held on Tuesday, May 18, 2010 at 9:00 a.m. local time, at the Crowne Plaza Philadelphia Main Line Hotel, 4100 Presidential Boulevard, Philadelphia, Pennsylvania 19131, and at any adjournments or postponements of the Annual Meeting. The undersigned shareholder hereby revokes any proxy or proxies heretofore executed for such matters.

This proxy, when properly executed, will be voted in the manner as directed herein by the undersigned shareholder. If you provide a proxy without indicating how you wish to vote, all of your shares will be voted at the discretion of your proxies on any matter that may be properly brought before the Annual Meeting, except to the extent such discretionary voting is not permitted by any applicable rules or regulations. The undersigned shareholder may revoke this proxy at any time before it is voted by delivering to the Corporate Secretary of the Company either a written revocation of the proxy or a duly executed proxy bearing a later date, or by appearing at the Annual Meeting and voting in person.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 2 & 3.

PLEASE MARK, SIGN, DATE AND RETURN THIS CARD PROMPTLY USING THE ENCLOSED RETURN ENVELOPE. If you receive more than one proxy card, please sign and return ALL cards in the enclosed envelope.

***(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)***

(Reverse)
**Entercom Communications Corp.**

1. **PROPOSAL 1** - *Election of Class A Directors.*

   *N/A - Class B Shares are not eligible to vote on this proposal.*

2. **PROPOSAL 2** - *Election of Other Directors.*

   [ ] FOR [ ] WITHHOLD AUTHORITY to vote for all nominees listed below [ ] EXCEPTIONS

   Nominees: Joseph M. Field, David J. Field, John C. Donlevie, Robert S. Wiesenthal and Michael J. Wolf. (INSTRUCTIONS: to withhold authority to vote for any one or more individual nominees, mark the "EXCEPTIONS" box and write the name of such individual(s) in the space provided below.)
   Exceptions:

3. **PROPOSAL 3** - *Ratification of the Selection of the Company's independent registered public accounting firm for the year ending December 31, 2010.*

   [ ] FOR [ ] AGAINST [ ] ABSTAIN

4. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment thereof.

The undersigned acknowledges receipt of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement in which Proposals 2 & 3 are fully explained.

Signature: ____________________ Signature (if held jointly): ______________ Date: ____________________

Please date and sign *exactly* as your name(s) is (are) shown on the share certificate(s) to which the proxy applies. When shares are held as joint-tenants, *both* should sign. When signing as an executor, administrator, trustee, guardian, attorney-in-fact or other fiduciary, please give full title as such. When signing as a corporation, please sign in full corporate name by the President or other authorized officer. When signing as a partnership, please sign in partnership name by an authorized person.

ANNUAL MEETING OF SHAREHOLDERS OF

# ENTERCOM COMMUNICATIONS CORP.

**May 18, 2010**

**CLASS A COMMON STOCK**

**Important Notice Regarding The Availability of Proxy Materials For The Shareholder Meeting To Be Held on May 18, 2010. The Proxy Statement and Annual Report are available at http://www.entercom.com/proxymaterial.php. Click on the "Investors" Tab and select "Proxy Material."**

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20730000000000000000 5 051810

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2 & 3.**
**PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE** ☒

1. & 2. Election of Class A and Other Directors:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:

- ○ David J. Berkman (Class A)
- ○ Daniel E. Gold (Class A)
- ○ Joseph M. Field (Other)
- ○ David J. Field (Other)
- ○ John C. Donlevie (Other)
- ○ Robert S. Wiesenthal (Other)
- ○ Michael J. Wolf (Other)

**INSTRUCTIONS:** To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| 3. Ratification of the Selection of the Company's independent registered public accounting firm for the year ending December 31, 2010. | ☐ | ☐ | ☐ |

4. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment thereof.

The undersigned acknowledges receipt of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement in which Proposals 1, 2 & 3 are fully explained.

This proxy, when properly executed, will be voted in the manner as directed herein by the undersigned shareholder. If you provide a proxy without indicating how you wish to vote, all of your shares will be voted at the discretion of your proxies on any matter that may be properly brought before the Annual Meeting, except to the extent such discretionary voting is not permitted by any applicable rules or regulations. The undersigned shareholder may revoke this proxy at any time before it is voted by delivering to the Corporate Secretary of the Company either a written revocation of the proxy or a duly executed proxy bearing a later date, or by appearing at the Annual Meeting and voting in person.

**PLEASE MARK, SIGN, DATE AND RETURN THIS CARD PROMPTLY USING THE ENCLOSED RETURN ENVELOPE. If you receive more than one proxy card, please sign and return ALL cards in the enclosed envelope.**

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

**Note:** Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

PROXY PROXY

# ENTERCOM COMMUNICATIONS CORP.

## PROXY FOR CLASS A COMMON STOCK

## THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON TUESDAY, MAY 18, 2010 AT 9:00 AM

The undersigned holder of Class A Common Stock, par value $0.01, of Entercom Communications Corp. (the "Company") hereby appoints Stephen F. Fisher and John C. Donlevie or either of them, proxies for the undersigned, each with full power of substitution, to represent and to vote as specified in this proxy all Class A Common Stock of the Company that the undersigned shareholder would be entitled to vote if personally present at the Annual Meeting of Shareholders (the "Annual Meeting") to be held on Tuesday, May 18, 2010 at 9:00 a.m. local time, at the Crowne Plaza Philadelphia Main Line Hotel, 4100 Presidential Boulevard, Philadelphia, Pennsylvania 19131, and at any adjournments or postponements of the Annual Meeting. The undersigned shareholder hereby revokes any proxy or proxies heretofore executed for such matters.

**(Continued and to be signed on the reverse side.)**

**Important Notice of Availability of Proxy Materials for the Shareholder Meeting of**

# ENTERCOM COMMUNICATIONS CORP.

**To Be Held On:**

**Tuesday, May 18, 2010 at 9:00 AM**

**Crowne Plaza Philadelphia Main Line Hotel, 4100 Presidential Boulevard**
**Philadelphia, Pennsylvania 19131**

| | |
|---|---|
| **COMPANY NUMBER** | |
| **ACCOUNT NUMBER** | |
| **CONTROL NUMBER** | |

**This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.**

**If you want to receive a paper or e-mail copy of the proxy materials you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request as instructed below before 5/11/10.**

**Please visit http://www.entercom.com/proxymaterial.php, where the following materials are available for view:**

- Notice of Annual Meeting of Stockholders
- Proxy Statement
- Form of Electronic Proxy Card
- Annual Report on Form 10-K

**TO REQUEST MATERIAL:**
**TELEPHONE: 888-Proxy-NA (888-776-9962) and 718-921-8562 (for international callers)**
**E-MAIL: info@amstock.com**
**WEBSITE: http://www.amstock.com/proxyservices/requestmaterials.asp**

**TO VOTE:**
**ONLINE:** To access your online proxy card, please visit www.voteproxy.com and follow the on-screen instructions. You may enter your voting instructions at www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting date.

**IN PERSON:** You may vote your shares in person by attending the Annual Meeting.

**TELEPHONE:** To vote by telephone, please visit **https://secure.amstock.com/voteproxy/login2.asp** to view the materials and to obtain the toll free number to call.

**MAIL:** You may request a card by following the instructions above.

1. & 2. Election of Class A and Other Directors:

**NOMINEES:**

| | |
|---|---|
| David J. Berkman | (Class A) |
| Daniel E. Gold | (Class A) |
| Joseph M. Field | (Other) |
| David J. Field | (Other) |
| John C. Donlevie | (Other) |
| Robert S. Wiesenthal | (Other) |
| Michael J. Wolf | (Other) |

**Please note that you cannot use this notice to vote by mail.**

3. Ratification of the Selection of the Company's independent registered public accounting firm for the year ending December 31, 2010.

4. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment thereof.